Form 10-K405, Exhibit 13
period 1998-01-31
GETTY REALTY CORP /MD/
filed 1998-05-01
CIK 1052752

                                                                      EXHIBIT 13



                               [GETTY REALTY LOGO]



                  GETTY REALTY CORP. FISCAL 1998 ANNUAL REPORT

                                   SPECIALTY

       ------------------------------------------------------------------

                                   WHO WE ARE


          We are the largest specialty Real Estate Company with ownership of gasoline station/convenience store properties in the United States.

          We are a Company of people who have an intimate knowledge in all aspects of the petroleum and convenience store industries.

          We have the personnel and financial resources to handle any size transaction.

          We have the infrastructure necessary to expedite and efficiently close a transaction.

          We have the desire, knowledge and ability to enhance value for our shareholders and the persons with whom we do business.




Property leased to         Property leased to          Property leased to Getty
a Mobil jobber.            a Texaco jobber.            Petroleum Marketing Inc.

                                     REALTY

--------------------------------------------------------------------------------

                               GETTY REALTY CORP.

                              [UNITED STATES MAP]




               ACQUISITION TEAMS ARE RESPONSIBLE FOR OPPORTUNITIES
                  IN FIVE REGIONS THROUGHOUT THE UNITED STATES
--------------------------------------------------------------------------------


                        CONSOLIDATED FINANCIAL HIGHLIGHTS


                                                              For the years ended January 31,
                                                       --------------------------------------------
(in thousands, except per share amounts)                 1998 (a)          1997             1996
                                                       -----------     -----------      -----------
Revenues                                               $    89,839     $   925,845      $   826,901
Earnings (loss) before income taxes and cumulative
  effect of accounting change                               13,710 (b)     (14,114) (c)      21,522
Net earnings (loss)                                          7,944          (9,176)          12,634 (d)
Net earnings (loss) per share:
  Basic                                                        .60            (.72)            1.00 (d)
  Diluted                                                      .60            (.72)            1.00 (d)
Cash dividends per share                               $       .12     $       .12      $       .06

(a) Reflects the spin-off of the petroleum marketing business to the Company's stockholders on March 21, 1997.

(b) Includes $7,918 of aggregate pre-tax charges consisting of $8,683 of stock compensation expense and $2,166 of change of control charges, net of $2,931 of equity in earnings of petroleum marketing business for the period from February 1, 1997 to March 21, 1997.

(c) Includes pre-tax charges aggregating $28,677 consisting of $21,182 related to revision of estimate of future environmental remediation costs, $5,802 related to the settlement of a dispute involving the Company's former construction company subsidiary and $1,693 of expenses related to the spin-off transaction.

(d) Includes after-tax charge of $794 or $.06 per share from the cumulative effect of adopting Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

[PICTURE]

LEO LIEBOWITZ
President and Chief Executive Officer

"Our primary objective is growth as a real estate company specializing in the ownership of gas stations, convenience stores and other petroleum marketing properties. Our growth is accelerating as we seek to expand our reach and acquire properties throughout the United States."

                            DEAR FELLOW SHAREHOLDERS

--------------------------------------------------------------------------------

                                   WHAT NEXT ?

     We entered the fiscal year, which ended January 31, 1998, with a clear objective to increase shareholder value. In previous years, we had been thought of solely as just another oil company. Investors and analysts did not look beyond our financial statements at the underlying assets and value. Therefore, our stock price did not reflect our true market value. As a result, we elected to travel a path which culminated in a tax-free spin-off of the petroleum marketing assets and business, leaving the underlying real estate in the existing NYSE listed company. This required a ruling from the IRS and review by the SEC as well as a significant effort from our employees and investment bankers to ensure that the transaction was fair to our shareholders. It was a bumpy road and the trip took a year to accomplish. The cost in both expense and effort was high, but I am sure all of our shareholders agree, it was well worth it.

     Having completed the spin-off with the resultant doubling of value to our shareholders, some ask "What next?" It is an appropriate question. As you know, we have changed the focus of our business to real estate, but have retained responsibility for any previously known environmental obligations and legal liabilities. A year has now passed and we are on plan, having completed a substantial amount of the environmental projects with an objective to complete the lion's share of those remaining during this year. Although legal matters usually take longer, they are also winding down and we believe they are appropriately reserved for in the Company's financial statements.

     Further to the question of "what next." We are a specialty real estate company in the petroleum marketing business with over 1,100 properties, 736 of which are fee owned and the balance are principally long-term leases. We have a highly respected reputation and a thorough understanding of real estate for the petroleum business. Our primary objective is growth as a real estate company specializing in the ownership of gas stations, convenience stores and other petroleum marketing properties. Our growth is accelerating as we seek to expand our reach and acquire properties throughout the United States.

     Our business strategy has divided the United States into five regions, each to be managed by experienced regional real estate directors with acquisition responsibility, reporting to our national real estate director and supported at our headquarters by an

--------------------------------------------------------------------------------


analytical team to produce prompt acquisition reviews and approvals. Our acquisition program is designed to give great flexibility to our people in order to acquire properties outright; to acquire properties and lease them back to the existing operators; to build to suit for qualified operators and to provide the financial wherewithal to qualified operators for expansion. We have acquired 15 individual fee properties during the past year and have a number of transactions consisting of groups of properties in various stages of negotiation. We are optimistic that agreements will be forthcoming shortly.

     Further, with regard to acquisitions, on January 30, 1998 our shareholders and the unit holders of Power Test Investors Limited Partnership overwhelmingly approved a tax-free exchange of Partnership units for a newly created series of Getty Realty Corp. preferred stock. Power Test had owned 290 gasoline stations and five petroleum terminals. These properties have now been merged with Getty Realty, significantly increasing the net worth of the Company and the number of properties owned in fee. These transactions, as well as other financial information, are discussed in greater detail elsewhere in this report.

     At this time, I am pleased to report that our Board of Directors, at a meeting held on March 26, 1998, in recognition of the Company's anticipated increase in cash flow, has increased this quarter's cash dividend to common shareholders to $0.10 per share, payable on April 21, 1998 to holders of record on April 8, 1998 and has declared the first regular quarterly cash dividend to shareholders of the preferred shares in the amount of $0.44375 payable on May 12, 1998 to holders of record on April 30, 1998.

     In conclusion, I wish to take this opportunity to express my thanks to the entire Getty Organization for last year's accomplishments, to the newer members of our team for their enthusiastic pursuit of growth opportunities and to our Board of Directors for their contribution and guidance during the past year.


                                   Sincerely,

                                /s/ LEO LIEBOWITZ

                                  Leo Liebowitz
                      President and Chief Executive Officer
                                 April 22, 1998

[PICTURE]

JOHN J. FITTERON
Senior Vice President,
Treasurer and
Chief Financial Officer

"With debt representing only 23 percent of year end book capitalization, the Company is well positioned to take advantage of future opportunities."


                            DEAR FELLOW SHAREHOLDERS

--------------------------------------------------------------------------------

                               FINANCIAL OVERVIEW

     On March 21, 1997, the Company successfully completed the spin-off of the petroleum marketing business to its stockholders. Since then, Getty Realty Corp. has concentrated its efforts on its real estate business.

     For the year ended January 31, 1998, the Company had revenues of $89.8 million as compared to $93.6 million for the prior year ended January 31, 1997, which included revenues from rental properties of $59.6 million and $58.9 million, respectively.

     Net earnings for fiscal 1998 amounted to $7.9 million or $0.60 per share as compared to a net loss of $9.2 million or $0.72 per share for fiscal 1997.

     To make the following discussion of the Company's financial results more meaningful, we have excluded the spun-off petroleum marketing business which contributed pre-tax earnings of $2.9 million for the fiscal 1998 period through March 21, 1997 and a pre-tax loss of $25.3 million for the fiscal 1997 year. After these exclusions and exclusion of the unusual items discussed below, the Company's adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) were $45.0 million for fiscal 1998, as compared to $46.2 million for fiscal 1997. The decrease was principally due to lower gains on asset sales. The unusual items excluded from the fiscal 1998 results are charges of $2.2 million relating to change of control agreements, $8.7 million relating to stock options resulting from appreciation of the Company's stock price during the year and $8.3 million of environmental expenses. The fiscal 1997 pre-tax results excluded $11.6 million of environmental expenses, a $5.8 million litigation charge related to a judgment against a construction company subsidiary sold in 1989 and $1.7 million of spin-off expenses.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a detailed review of the Company's financial statements.

     As discussed earlier in this report, the Power Test Investors merger was completed on January 30, 1998. The transaction was valued at approximately $100 million, including the assumption of $26.6 million of debt and the issuance of $72.2 million of Series A Participating Convertible Redeemable Preferred Stock, which shares are listed on the New York Stock Exchange. Each share of preferred stock is convertible into 1.1312 shares of the Company's common stock and will pay stated cumulative dividends of $1.775 per annum, or if greater, an amount equal to the per share dividends paid on the Company's common stock.

--------------------------------------------------------------------------------


     As a result of this transaction, Getty Realty has acquired 290 service stations and convenience store properties and five terminals, which were previously leased to the Company. We know these properties well and are delighted to now have fee ownership of them. Another benefit of the Power Test Investors merger is that the Company has simplified its financial statements by eliminating the capitalized lease accounting treatment associated with the Power Test leases. This change has removed an element of complexity and financial variability from the Company's future financial statements which will result in a clearer view of the operations, cash flow and reported earnings of Getty Realty.

     At fiscal year end, Getty Realty had a total book capitalization of $179.1 million as compared to $87.5 million last year (adjusted for the spin-off of the petroleum marketing business), an increase of more than 100 percent. With debt representing only 23 percent of year end book capitalization, the Company is well positioned to take advantage of future opportunities. Total market capitalization at January 31, 1998 amounted to over $400 million, providing the Company with even greater financial flexibility as sound business opportunities are developed.

     As part of the March 21, 1997 spin-off transaction and the resultant master lease agreement with Getty Petroleum Marketing Inc., the Company retained responsibility for all pre-closing liabilities including environmental remediation and underground storage tank (UST) compliance with the 1998 federal standards. In connection with this obligation, the Company expended $21.1 million during the year ended January 31, 1998 for associated environmental and capital expenditures and has expended $197.8 million since the Clean Air Act mandate in 1988. As of January 31, 1998, the Company has reserved $22.9 million, net of expected recoveries from state underground tank funds, to cover expected future environmental expenditures and expects to spend an additional $16.2 million for capital expenditures to upgrade USTs, most of which will be spent by year end.

     Getty Realty's free cash flow is expected to increase significantly in future years since properties are generally leased to others on a "triple-net" lease basis and therefore little, if any, of the Company's cash flow will be used to maintain existing assets.

                                   Sincerely,

                              /s/ John J. Fitteron

                                John J. Fitteron
                             Senior Vice President,
                      Treasurer and Chief Financial Officer
                                 April 22, 1998

[PICTURE]

KEVIN C. SHEA
Director of National
Real Estate Development

Mr. Shea joined Getty in 1984 and was promoted to New England Real Estate Manager in 1994, where he managed the Company's acquisition and divestment efforts in the Northeast. His experience within the industry gives Mr. Shea the background to satisfy customer needs and the ability to recognize and create growth opportunities.

[PICTURE]

E. C. "CHUCK" LEVY
Real Estate Administrative Manager

Mr. Levy joined Getty in 1983 where he served in numerous marketing positions before moving to the Real Estate Department in 1992. He manages the administrative activities of the Real Estate Department, including Third-Party leases.


                                       QA
--------------------------------------------------------------------------------
                              QUESTIONS AND ANSWERS

Why should my Company do a sale/leaseback of our properties when there appears to be sufficient funds for financing?

A sale/leaseback will maximize the funds available at approximately 100% of appraised value. It will give you the same degree of control as fee ownership since Getty will structure an off-balance sheet lease which may extend beyond 65 years with options. In most cases, personal guarantees or financial covenants are not required. History has proven that some companies have had problems meeting financial covenants due to the volatile nature of the petroleum industry.

If I do a transaction with Getty Realty, will I be required to sell Getty(R) products or have any other requirements with regard to petroleum sales?

Getty Realty's interest is in the real estate aspect of the business. Getty Realty is not in the business of selling petroleum products. Getty is a specialist in the ownership of gas station and convenience store properties and the leasing of such properties to others who, in turn, make independent decisions concerning the products they wish to sell.

If I am interested in selling my business, why should I sell to Getty Realty instead of selling directly to another marketer?

By doing a sale/leaseback with Getty Realty and selling the marketing business to others based on a multiple of cash flow, you are likely to get more money than you were originally seeking. Alternatively, you could sell the entire business to Getty Realty in a quicker transaction and Getty would assume the responsibility to seek an operator for the business.

My children have grown up in the business and want to continue in the business. I would like to cut back and ultimately retire. Does Getty Realty have a program that fits my needs?

With a sale/leaseback program, an operator can sell all or some of his properties at once or in stages over a period of time. In that way, the sellers would have an organized retirement

[PICTURE]

R.H. "TOD" BUTLER JR.
Mid-Continent Regional Director
of Real Estate Development

Mr. Butler was the former President and Chief Operating Officer of Mid-States Petroleum, Inc. Mr. Butler served as past President, Chairman of the Executive Committee, Director of the Society of Independent Gasoline Marketers of America and past President of the Detroit Oil Mens Club. He is a member of the Michigan, Illinois, Ohio, Indiana and Wisconsin Petroleum Associations.

[PICTURE]

RANDI YOUNG FILIP
Assistant General Counsel
and Corporate Secretary

Ms. Filip joined Getty in 1986, specializing in real estate law and has over 12 years of legal experience in the handling of general corporate, petroleum marketing and real estate matters.
Ms. Filip also serves as
the Company's Corporate Secretary.



--------------------------------------------------------------------------------


program for themselves. In addition, family members can lease the properties from Getty and also participate in Getty's build to suit program, which would provide the capital to upgrade and grow the business.

Our company is in a growth mode and would like to know that it has the financial resources to reach out for cash deals. Can Getty Realty be our financier in such transactions?

Getty Realty has a program to work with existing operators and to assist in acquisitions of properties or other companies by providing readily available cash. Although Getty participates in the original evaluation, upon completing a transaction, Getty allows the operators to run the business as they see fit.

What role does environmental assessment play in Getty Realty's programs?

Getty will take into consideration the age and construction of the UST system, the area surrounding the subject property, whether or not the State has a reimbursement fund and any other factor that would indicate if a release has occurred or is likely to occur. This will allow for an appropriate decision as to whether a Phase I or Phase II site assessment is warranted. If an environmental cleanup is required, it can either be assumed by the operator or by Getty Realty.

If I decide to sell my company sometime in the future and I have done a sale/leaseback to Getty Realty, will this inhibit my ability to make such a sale?

The operator/lessee of the locations is free to sell his company and assign the lease with the prior written approval of Getty Realty, which approval will not be unreasonably withheld. Therefore, a subsequent sale of the business to a third party will not be inhibited thereby ensuring that full value for the business is received.

                               BOARD OF DIRECTORS

[PICTURE]           MILTON COOPER has been a Director of Getty Realty Corp.
                    since 1971. He serves as Chairman of the Board and Chief
                    Executive Officer of Kimco Realty Corporation, a Real Estate
                    Investment Trust, which is one of the largest owners of shopping centers in the United States and is listed on the New York Stock Exchange. In addition, he serves as a Director of the Blue Ridge Real Estate/Big Boulder
                    Corporation, MassMutual Corporate Investors and MassMutual
                    Participation Investors. He has also served as Chairman of the Board of Governors of the National Association of Real
                    Estate Investment Trusts, Chairman of the Shopping Center
                    Committee of the Real Estate Board of New York, and member of the AdvisoryBoard of the Real Estate Institute at New
                    York University.

[PICTURE]           PHILIP E. COVIELLO has been a Director of Getty Realty Corp.
                    since 1996. He is Managing Partner of the New York office of Latham & Watkins, which law firm has provided legal services for the Company for many years. He joined the firm in 1985, after having been a partner at Dewey Ballantine in New York
                    City. Mr. Coviello specializes in corporate finance, mergers and acquisitions.

[PICTURE]           LEO LIEBOWITZ, one of the founding principals of the
                    Company, is President, Chief Executive Officer and a
                    Director of Getty Realty Corp. since 1971. He is also
                    Chairman and Chief Executive Officer of Getty Petroleum
                    Marketing Inc. and a member of the Regional Advisory Board of Chase Banking Corp. He has served the Society of Independent Gasoline Marketers, the industry's national trade association, in numerous capacities including
                    President and currently serves as a member of its Executive
                    Committee.

[PICTURE]           MILTON SAFENOWITZ, one of the founding principals of the
                    Company, has been a Director of Getty Realty Corp. since
                    1971. He is also a Director of Getty Petroleum Marketing
                    Inc. Mr. Safenowitz had been Executive Vice President of
                    Getty until his retirement on February 1, 1990.

[PICTURE]           WARREN G. WINTRUB has been a Director since 1993. He is also a Director of Chromcraft Revington, Inc., Corporate Property
                    Associates 10 Incorporated and Corporate Property Associates
                    11 Incorporated. Mr. Wintrub is a former Partner, member of the Executive Committee and Chairman of the Retirement
                    Committee of Coopers & Lybrand, an international professional services organization, which has served as the Company's independent auditors for many years.

                             SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

Getty Realty Corp. and Subsidiaries

CONSOLIDATED FINANCIAL DATA                                              Years ended January 31,
                                             ------------------------------------------------------------------------------
(in thousands, except per share amounts)      1998(a)           1997              1996             1995             1994
                                             ---------        ---------         ---------        ---------        ---------
Revenues                                     $  89,839        $ 925,845         $ 826,901        $ 787,844        $ 806,557
Earnings(loss) before income taxes,
  extraordinary item and cumulative
effect of accounting changes                    13,710(b)       (14,114)(c)        21,522           11,329           14,476
Net earnings(loss)                               7,944           (9,176)           12,634(d)         6,339(e)        10,201(f)
Net earnings(loss) per share:
  Basic                                            .60             (.72)             1.00(d)           .50(e)           .81(f)
  Diluted                                          .60             (.72)             1.00(d)           .50(e)           .81(f)
Cash dividends per common share                    .12              .12               .06               --               --
Total assets                                   268,543          292,864           277,344          278,957          292,388
Total debt                                      40,526           41,592            51,586           71,316           94,457
Stockholders' equity                         $ 138,593        $ 100,472         $ 110,574        $  98,480        $  92,152

(a) Reflects the spin-off of the petroleum marketing business to the Company's stockholders on March 21, 1997.

(b) Includes $7,918 of aggregate pre-tax charges consisting of $8,683 of stock compensation expense and $2,166 of change of control charges, net of $2,931 of equity in earnings of petroleum marketing business for the period from February 1, 1997 to March 21, 1997.

(c) Includes pre-tax charges aggregating $28,677 consisting of $21,182 related to revision of estimate of future environmental remediation costs, $5,802 related to the settlement of a dispute involving the Company's former construction company subsidiary and $1,693 of expenses related to the spin-off transaction.

(d) Includes after-tax charge of $794 or $.06 per share from the cumulative effect of adopting Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

(e) Includes extraordinary charge of $775 or $.06 per share in connection with the early retirement of debt and a credit of $183 or $.01 per share from the cumulative effect of adopting Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

(f) Includes credit of $860 or $.07 per share from the cumulative effect of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

PRO FORMA SUPPLEMENTAL FINANCIAL HIGHLIGHTS AND SELECTED DATA (g)

(in thousands, except number of properties)           1998          1997         1996            1995            1994
                                                     --------     --------     --------        --------        --------
Fiscal year ended January 31,
Rental income                                        $ 59,561     $ 58,862     $ 57,420        $ 57,638        $ 57,490
Heating oil sales                                      26,895       33,111       27,376          25,568          24,943
Other income                                            3,383        1,639        6,041           6,255           3,739
                                                     --------     --------     --------        --------        --------
  Total revenues                                       89,839       93,612       90,837          89,461          86,172
Net earnings                                            6,213        6,049        8,970(d)        8,773(e)        8,383(f)
Depreciation and amortization                          10,064        9,554       10,068          10,110          10,059
Capital expenditures                                   12,034        7,797        7,192           6,022           6,109
Adjusted EBITDA(h)                                     44,226       45,850       45,397          47,596          44,617
As of January 31,
Real estate owned, at cost                            291,623      198,992      191,454         189,827         189,570
Total assets                                          268,543      157,364      152,846         161,860         180,873
Capitalization:
  Total debt                                           40,526       41,592       51,586          71,316          94,457
  Stockholders' equity                                138,593       45,931       60,263          61,419          50,161
                                                     --------     --------     --------        --------        --------
  Total capitalization                               $179,119     $ 87,523     $111,849        $132,735        $144,618
Other Data
Number of properties:
  Owned                                                   736          441          439             444             457
  Leased                                                  404          732          734             752             772
                                                     --------     --------     --------        --------        --------
  Total properties                                      1,140        1,173        1,173           1,196           1,229
                                                     ========     ========     ========        ========        ========

(g) Excludes the petroleum marketing business which was spun-off on March 21, 1997. This data is presented for informational purposes only and is not necessarily indicative of the financial results that would have occurred had Realty been operated as a separate, stand-alone entity during such periods nor is the information presented necessarily indicative of future results.

(h) Adjusted EBITDA is defined as net earnings before interest expense, income taxes, depreciation and amortization adjusted to exclude environmental expenses, stock option expenses, change of control charge, litigation charges and gains from the sales of properties. Adjusted EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution. Adjusted EBITDA provides additional information for evaluating financial results and is presented solely as a supplemental measure. Adjusted EBITDA should not be construed as an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

Getty Realty Corp. and Subsidiaries

SPIN-OFF

On March 21, 1997, Getty Realty Corp. (the "Company") effected the spin-off of its petroleum marketing business to its stockholders. The Company retained its real estate business and the Pennsylvania and Maryland home heating oil business, and leased most of its properties on a long-term net basis to the spun-off company, which is named Getty Petroleum Marketing Inc. ("Marketing"). Prior to the spin-off, the Company was principally engaged in the ownership and leasing of real estate as well as the marketing and distribution of petroleum products.

         In order to make the following discussion of the Company's results of operations more meaningful, the financial results of the spun-off petroleum marketing business operated by Marketing have been excluded from the narrative presented below. The net earnings (loss) of Marketing included in the accompanying consolidated statements of operations, but excluded from the following discussion, for the period from February 1, 1997 to March 21, 1997 and the fiscal years ended January 31, 1997 and 1996 were $1.7 million, ($15.2) million and $3.7 million, respectively. The net earnings of the retained real estate and heating oil businesses were $6.2 million, $6.0 million and $9.0 million for the fiscal years ended January 31, 1998, 1997 and 1996, respectively. See Note 2 to the consolidated financial statements for separate financial information relating to the retained real estate and heating oil businesses.

RESULTS OF OPERATIONS

Fiscal year ended January 31, 1998 compared to fiscal year ended January 31,
1997

Revenues from rental properties for the year ended January 31, 1998 ("fiscal 1998") were $59.6 million, a 1.2% increase over the $58.9 million realized for the year ended January 31, 1997 ("fiscal 1997"). Approximately $57.0 million and $56.3 million of such rentals for fiscal 1998 and 1997, respectively, were from properties leased to Marketing under a master lease.

         The Company's financial results largely depend on rental income from Marketing and other lessees and sublessees. The Company's financial results are materially dependent upon the ability of Marketing to meet its obligations under the master lease; however, the Company does not anticipate that Marketing will have difficulty in making all required rental payments in the foreseeable future.

         Net sales of petroleum products from the Company's retained heating oil business for fiscal 1998 were $26.9 million as compared with $33.1 million for fiscal 1997. The $6.2 million decrease in petroleum product sales was principally due to 11.3% of lower gallonage sold due to a warmer than normal winter and an 8.5% decrease in average selling prices. Gross profit from such sales before depreciation and amortization was $2.5 million for each of fiscal 1998 and 1997 as higher product margins offset the lower sales volumes.

         Other income amounted to $3.4 million for fiscal 1998 as compared with $1.6 million for fiscal 1997. The $1.8 million increase was primarily due to $1.7 million of expenses incurred last year related to the spin-off transaction.

         Rental property expenses, which are principally comprised of rent expense and real estate taxes, increased by $.6 million (4.7%) for fiscal 1998 over rental property expenses of $13.0 million for fiscal 1997.

         Environmental and maintenance expenses for fiscal 1998 amounted to $8.6 million, a decrease of $3.3 million from the prior year. The current year included a change in estimate of $6.2 million and related environmental legal charges of $1.8 million.

         Selling, general and administrative expenses for fiscal 1998 amounted to $15.2 million, an increase of $10.1 million from the prior year. The increase was principally due to $8.7 million of expense relating to stock options resulting from appreciation of the Company's stock price and $1.0 million of fees paid to Marketing under an administrative services agreement.

         Depreciation and amortization for fiscal 1998 amounted to $10.1 million, an increase of $.5 million over the prior year as a result of capital expenditures and property acquisitions.

         Interest expense for fiscal 1998 amounted to $5.0 million, a decrease of $1.4 million from the prior year. The decrease was principally due to reduced capital lease obligations and debt outstanding during the current fiscal year.

         During fiscal 1998, the Company recorded a charge of $2.2 million related to change of control agreements in connection with the spin-off.

         During fiscal 1997, the Company recorded a pre-tax charge of $5.8 million related to a judgment against a former construction company subsidiary which the Company sold in 1989.

--------------------------------------------------------------------------------

Fiscal year ended January 31, 1997 compared to fiscal year ended January 31,
1996

Revenues from rental properties for fiscal 1997 were $58.9 million, a 2.5% increase over the $57.4 million realized for the year ended January 31, 1996 ("fiscal 1996"). Approximately $56.3 million and $55.1 million of such rentals for fiscal 1997 and 1996, respectively, were from properties leased to Marketing.

         Net sales of petroleum products from the retained heating oil business were $33.1 million for fiscal 1997 as compared with $27.4 million for fiscal 1996. Of the $5.7 million or 20.9% increase in net sales, approximately 86% was due to an increase in average selling prices and the balance was due to an increase in gallonage sold. Average selling prices increased by 17.9% and gallonage sold increased by .9 million gallons or 2.6%. Gross profit from such sales before depreciation and amortization was $2.5 million for fiscal 1997, which was comparable to the $2.3 million for fiscal 1996.

         Other income amounted to $1.6 million for fiscal 1997 as compared with $6.0 million for fiscal 1996. The decrease was principally due to $1.7 million of expenses related to the spin-off transaction, $1.0 million of legal reserves recorded and $.8 million of reduced investment income.

         Rental property expenses were $13.0 million for fiscal 1997, which was comparable to the $12.9 million for fiscal 1996.

         Environmental and maintenance expenses for fiscal 1997 amounted to $11.9 million, a decrease of $1.9 million from the prior year, principally due to higher than anticipated recoveries from state underground storage tank funds.

         Selling, general and administrative expenses for fiscal 1997 amounted to $5.1 million, which was comparable to the $4.9 million for fiscal 1996.

         Depreciation and amortization for fiscal 1997 amounted to $9.6 million, a decrease of $.5 million from the prior year primarily due to additional depreciation recorded during fiscal 1996 as a result of the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

         Interest expense for fiscal 1997 amounted to $6.4 million, a decrease of $2.5 million from the prior year. The decrease was principally due to reduced debt and capital lease obligations outstanding during fiscal 1997.

         During fiscal 1997, the Company recorded a pre-tax litigation charge of $5.8 million as previously discussed.

ACCOUNTING CHANGE

In fiscal 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Statement requires that assets used in operations be written down to fair value when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The Company continually evaluates retail outlets to determine their profitability and long-term viability, which results in the divestment of non-strategic and uneconomic sites through sale, lease assignment or lease termination. The Company estimates fair value and costs to sell based on the best information available, including discounted cash flows and comparable market values, in making whatever estimates, judgments and projections are considered necessary.

         The Company recorded a pre-tax charge of $.5 million in fiscal 1996 relating to operating assets, which is included in depreciation and amortization expense, due to changes in local market conditions at certain retail outlets. In addition, the Company reported the cumulative effect of the change in accounting principle relating to assets held for disposal as an after-tax charge to earnings of $.8 million in the fiscal 1996 consolidated statement of operations. As of January 31, 1998, the net book value of assets held for disposal amounted to $2.4 million. While these retail outlets are being actively marketed, the disposal period may exceed one year for some locations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash flows from operations and its short-term uncommitted lines of credit with two banks. Management believes that cash requirements for operations, capital expenditures and debt service can be met by cash flows from operations, available cash and equivalents and credit lines. As of January 31, 1998, such lines of credit amounted to $25 million, of which $7.4 million was utilized in connection with outstanding letters of credit. Borrowings under such lines of credit are unsecured and bear interest at the prime rate or, at the Company's option, LIBOR plus 1.0% or 1.1%. Such lines of credit are

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

                                    Continued

--------------------------------------------------------------------------------

Getty Realty Corp. and Subsidiaries

subject to renewal at the discretion of the banks. Although it is expected that the existing sources of liquidity will be sufficient to meet its expected operating and debt service requirements, the Company may be required to obtain additional sources of capital in the future to fund certain property acquisitions, which capital sources it believes are available.

         During fiscal 1998 and 1997, the Company paid quarterly cash common stock dividends in the amount of $.03 per share for each of the four quarters, or a total of $.12 per year. During fiscal 1998 and 1997, such dividends aggregated $1.6 million and $1.5 million, respectively. During the first quarter of fiscal 1999, the quarterly cash common stock dividend was increased to $.10 per share. In addition, the first quarterly dividend of $.44375 per share, aggregating approximately $1.3 million, for the Series A Participating Convertible Redeemable Preferred Stock was declared and is payable on May 12, 1998 to holders of record on April 30, 1998.

         The Company's capital expenditures, including acquisitions, for the fiscal years ended January 31, 1998, 1997 and 1996 amounted to $12.0 million, $25.6 million and $23.1 million, respectively, which included $8.0 million, $10.4 million and $9.3 million, respectively, for the replacement of underground storage tanks and vapor recovery facilities at gasoline stations and terminals. Through March 21, 1997, the date of the spin-off, capital expenditures also included discretionary expenditures related to the spun-off petroleum marketing business to improve the image of the service stations, to improve the terminal facilities and for routine replacement of service station equipment at existing and newly acquired locations. Expenditures with respect to tank replacements required to meet the December 22, 1998 federal standards and certain environmental liabilities and obligations continue to be the responsibility of the Company after the spin-off. As of January 31, 1998, the Company estimates that in connection therewith, it will expend $16.2 million in capital expenditures and $22.9 million, net of estimated recoveries, for environmental liabilities and obligations, most of which will be expended during the year ended January 31, 1999.

ENVIRONMENTAL MATTERS

The Company is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Environmental expenses have been attributable to remediation, monitoring, soil disposal and governmental agency reporting (collectively, "Remediation Costs") incurred in connection with contaminated sites and the replacement or upgrading of underground storage tanks, related piping, underground pumps, wiring and monitoring devices (collectively, "USTs") to meet federal, state and local environmental standards, as well as routine monitoring and tank testing.

         Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the estimates of environmental remediation costs, consideration is given to, among other things, enacted laws and regulations, assessments of contamination, currently available technologies for treatment, alternative methods of remediation and prior experience. Estimates of such costs are subject to change as contingencies become more clearly defined and remediation treatment progresses. For fiscal 1998, 1997 and 1996, net environmental expenses included in the Company's consolidated statements of operations amounted to $8.3 million, $34.2 million and $14.3 million, respectively, which amounts were net of probable recoveries from state UST remediation funds.

         Under the master lease with Marketing, the Company committed to a program to bring the leased properties with known environmental problems to regulatory closure and, thereafter, transfer all future environmental risks from the Company to Marketing. In order to establish the Remediation Costs obligation and estimate the incremental cost of accelerated remediation, in fiscal 1997 the Company commissioned a detailed property-by-property environmental study of all retail outlets, with the objective of achieving closure in approximately five years. This acceleration program, utilizing new, more effective remediation techniques, resulted in a substantial increase in environmental costs over those that had been previously identified and accrued, as the acceleration program contemplated the use of additional active remediation systems at many sites in lieu of relying on periodic monitoring and natural attenuation permitted by applicable environmental regulations. As a result, the Company revised its estimate of future Remediation Costs in the fourth quarter of fiscal 1997 and recorded a pre-tax charge in such quarter for Remediation Costs of $21.2 million. The pre-tax charge resulted from the acceleration of remediation activities to be paid by the Company through more

--------------------------------------------------------------------------------

aggressive means of treating contaminated sites to bring them to closure in approximately five years, which resulted in significant incremental Remediation Costs, changes in estimated Remediation Costs at previously identified properties, including costs to be incurred in connection with UST upgrades, and additional charges to comply with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities."

         The Company has agreed to pay all costs relating to, and to indemnify Marketing for, all known pre-spin-off environmental liabilities and obligations as scheduled in the master lease, future upgrades necessary to cause UST's to conform to the 1998 federal standards as scheduled in the master lease and all environmental liabilities and obligations arising out of discharges with respect to properties containing USTs that have not been upgraded to meet the 1998 federal standards that are discovered prior to the date such USTs are upgraded to meet the 1998 federal standards (collectively, the "Realty Environmental Liabilities"). The Company will also collect recoveries from state UST remediation funds related to the Realty Environmental Liabilities.

         As of January 31, 1998 and 1997, the Company had accrued $38.3 million and $46.1 million, respectively, as management's best estimate for environmental remediation costs. As of January 31, 1998 and 1997, the Company had recorded $15.4 million and $16.2 million, respectively, as management's best estimate for recoveries from state UST remediation funds related to environmental obligations and liabilities. In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in the Company's financial statements as they become known. Although environmental costs may have a significant impact on results of operations for any single fiscal year or interim period, the Company believes that such costs will not have a material adverse effect on the Company's financial position.

         The Company cannot predict what environmental legislation or regulations may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Compliance with more stringent laws or regulations as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws which may develop in the future, could have an adverse effect on the financial position or operations of the Company or its lessees and could require substantial additional expenditures for future remediation or the installation and operation of required environmental or pollution control systems and equipment.

MERGER WITH POWER TEST INVESTORS LIMITED PARTNERSHIP

On January 30, 1998, the Company merged with Power Test Investors Limited Partnership (the "Partnership"), a publicly traded real estate limited partnership, in a transaction accounted for as a purchase. As a result of the transaction, the Company acquired 295 fee properties, consisting of 290 service station and convenience store properties and five terminals, which were previously leased by the Partnership to the Company.

         In connection with the merger, a new Maryland holding company was created which adopted the name Getty Realty Corp. Unitholders of the Partnership received 2,888,799 shares of Series A Participating Convertible Redeemable Preferred Stock of new Getty Realty Corp., valued at $72.2 million, in exchange for their partnership units. Each share of this new issue of preferred stock is convertible into 1.1312 shares of common stock of new Getty Realty Corp. and will pay stated cumulative dividends of $1.775 per annum, or if greater, the per share dividends paid on new Getty Realty Corp. common stock. Common stock of former Getty Realty Corp., a Delaware corporation, was exchanged on a one-for-one share basis for new Getty Realty Corp. common stock. In January 1998, former Getty Realty Corp. changed its name to Getty Properties Corp. and is now a wholly-owned subsidiary of new Getty Realty Corp. The common and preferred stock of new Getty Realty Corp. was listed on the New York Stock Exchange under the symbols "GTY" and "GTY PrA," respectively, commencing on February 2, 1998.

YEAR 2000

The Year 2000 issue has arisen because for many years some computer software programs and systems have utilized only two digits to specify the year. As a result, these programs and systems may not be able to recognize and process dates beyond 1999, which may cause these programs to malfunction or not be able to accurately process information. A comprehensive program is currently underway to evaluate and implement changes in an attempt to ensure that the Company's systems and key processes will remain functional. The Company does not expect the costs of these efforts to be material. Although Year 2000 compliance by the Company's vendors and customers may vary, the Company has not been notified of any expected problems.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------

Getty Realty Corp. and Subsidiaries


                                                             For the years ended January 31,
                                                         -----------------------------------------
(in thousands, except per share amounts)                  1998(*)            1997           1996
                                                         ---------        ---------      ---------
Revenues:
  Revenues from rental properties                        $  59,561        $  35,864      $  34,315
  Net sales of petroleum products                           26,895          888,187        786,263
  Other income                                               3,383            1,794          6,323
                                                         ---------        ---------      ---------
                                                            89,839          925,845        826,901
Equity in earnings of Getty Petroleum Marketing Inc.         2,931               --             --
                                                         ---------        ---------      ---------
                                                            92,770          925,845        826,901
Cost of sales of petroleum products
  (excluding depreciation and amortization)                 24,372          816,057        704,562
Rental property expenses                                    13,605           21,591         21,806
Environmental and maintenance expenses                       8,634           40,820         20,960
Selling, general and administrative expenses                15,211           25,407         25,604
Depreciation and amortization                               10,064           23,476         23,167
Interest expense                                             5,008            6,806          9,280
Change of control charge                                     2,166               --             --
Litigation charge                                               --            5,802             --
                                                         ---------        ---------      ---------
                                                            79,060          939,959        805,379
Earnings (loss) before provision (credit) for income
  taxes and cumulative effect of accounting change          13,710          (14,114)        21,522
Provision (credit) for income taxes                          5,766           (4,938)         8,094
                                                         ---------        ---------      ---------
Earnings (loss) before cumulative effect
  of accounting change                                       7,944           (9,176)        13,428
Cumulative effect of accounting change                          --               --           (794)
                                                         ---------        ---------      ---------
Net earnings (loss)                                      $   7,944        $  (9,176)     $  12,634
                                                         =========        =========      =========

Net earnings (loss) per share:
Basic:
  Earnings (loss) before cumulative effect
  of accounting change                                   $     .60        $    (.72)     $    1.06
  Cumulative effect of accounting change                        --               --           (.06)
                                                         ---------        ---------      ---------
  Net earnings (loss)                                    $     .60        $    (.72)     $    1.00
                                                         =========        =========      =========

Diluted:
  Earnings (loss) before cumulative effect
  of accounting change                                   $     .60        $    (.72)     $    1.06
  Cumulative effect of accounting change                        --               --           (.06)
                                                         ---------        ---------      ---------
  Net earnings (loss)                                    $     .60        $    (.72)     $    1.00
                                                         =========        =========      =========
Weighted average shares outstanding:
  Basic                                                     13,152           12,674         12,648
  Diluted                                                   13,348           12,674         12,669

(*) Reflects the spin-off of the petroleum marketing business to the Company's stockholders on March 21, 1997.


See accompanying notes.

                           CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

Getty Realty Corp. and Subsidiaries

                                                                                           January 31,
                                                                                    ------------------------
(in thousands, except share data)                                                     1998           1997
                                                                                    ---------      ---------
Assets:
Real Estate:
  Land                                                                              $ 129,461      $  40,647
  Buildings and improvements                                                          162,162        107,112
  Assets recorded under capital leases                                                     --         51,233
                                                                                    ---------      ---------
                                                                                      291,623        198,992
    Less--accumulated depreciation and amortization                                    63,600        101,058
                                                                                    ---------      ---------
Real estate, net                                                                      228,023         97,934
Cash and equivalents                                                                   10,034         11,385
Accounts receivable, net                                                                2,524          2,731
Mortgages receivable                                                                    6,926          6,602
Recoveries from state underground storage tank funds                                   15,387         16,217
Prepaid expenses and other assets                                                       5,649          4,010
Deferred income taxes                                                                      --         18,485
Assets of Getty Petroleum Marketing Inc.                                                   --        135,500
                                                                                    ---------      ---------
      Total assets                                                                  $ 268,543      $ 292,864
                                                                                    =========      =========


Liabilities and Stockholders' Equity:
Mortgages payable                                                                   $  40,526      $  18,882
Obligations under capital leases                                                           --         22,710
Accounts payable and accrued expenses                                                  21,408         22,281
Environmental remediation costs                                                        38,297         46,134
Deferred income taxes                                                                  29,719             --
Income taxes payable                                                                       --          1,426
Liabilities of Getty Petroleum Marketing Inc.                                              --         80,959
                                                                                    ---------      ---------
      Total liabilities                                                               129,950        192,392

Commitments and contingencies (Notes 4 and 5)

Stockholders' equity:
  Preferred stock, par value $1.00 per share; authorized
  10,000,000 shares for issuance in series (none of which is issued)                       --             --
  Preferred stock, Series A participating convertible redeemable preferred, par value $.01 per share; authorized
20,000,000 shares for issuance in series, issued 2,888,799 at
January 31, 1998                                                                       72,220             --
  Common stock, par value $.01 per share; authorized
  50,000,000 shares; issued 14,446,929 at January 31, 1998                                144             --
  Common stock, par value $.10 per share; authorized
  30,000,000 shares; issued 13,582,394 at January 31, 1997                                 --          1,358
  Paid-in capital                                                                      81,000        120,293
  Accumulated deficit                                                                    (848)        (7,215)
  Treasury stock, at cost (883,461 shares at January 31, 1998
  and 885,893 shares at January 31, 1997)                                             (13,923)       (13,964)
                                                                                    ---------      ---------
      Total stockholders' equity                                                      138,593        100,472
      Total liabilities and stockholders' equity                                    $ 268,543      $ 292,864
                                                                                    =========      =========


See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------
Getty Realty Corp. and Subsidiaries

                                                                         For the years ended January 31,
                                                                      ------------------------------------
(in thousands)                                                          1998          1997          1996
                                                                      --------      --------      --------
Cash Flows from Operating Activities:
Net earnings (loss)                                                   $  7,944      $ (9,176)     $ 12,634
Adjustments to reconcile net earnings (loss) to
  net cash provided by operating activities:
  Cumulative effect of accounting change                                    --            --           794
  Depreciation and amortization                                         10,064        23,476        23,167
  Deferred income taxes                                                 (1,061)      (11,012)        2,954
  Stock option charge                                                    6,432            --            --
  Change of control charge                                               2,166            --            --
  Gain on dispositions of real estate                                     (729)       (1,425)       (1,910)
  Equity in net earnings of Getty Petroleum Marketing Inc.              (1,731)           --            --
Changes in assets and liabilities, net of effect of acquisitions:
  Accounts receivable                                                      207        (2,995)        2,984
  Mortgages receivable                                                    (324)         (477)       (1,198)
  Recoveries from state underground storage tank funds                     830          (339)        1,943
  Prepaid expenses and other assets                                     (1,423)        4,002        (9,902)
  Accounts payable and accrued expenses                                 (1,196)        2,687       (13,677)
  Environmental remediation costs                                       (7,837)       26,160        (1,357)
  Income taxes payable                                                  (1,426)        1,251           277
                                                                      --------      --------      --------
    Net cash provided by operating activities                           11,916        32,152        16,709
                                                                      --------      --------      --------

Cash Flows from Investing Activities:
  Cash from acquisition of Power Test Investors
  Limited Partnership, net                                               1,757            --            --
  Capital expenditures                                                  (8,832)      (24,797)      (20,316)
  Property acquisitions                                                 (3,202)         (839)       (2,734)
  Proceeds from dispositions of real estate                              2,733         2,344         3,491
  Proceeds from sale of short-term investments                              --         1,286            --
  Cash transferred to Getty Petroleum Marketing Inc.                        --        (7,517)           --
                                                                      --------      --------      --------
    Net cash used in investing activities                               (7,544)      (29,523)      (19,559)

Cash Flows from Financing Activities:
  Mortgage borrowings                                                      306            --            --
  Repayment of mortgages payable                                        (5,287)       (4,660)      (13,901)
  Payments under capital lease obligations                              (6,373)       (5,334)       (4,441)
  Cash dividends                                                        (1,577)       (1,520)         (760)
  Stock options and treasury stock, net                                  7,208           462           184
                                                                      --------      --------      --------
    Net cash used in financing activities                               (5,723)      (11,052)      (18,918)
Net decrease in cash and equivalents                                    (1,351)       (8,423)      (21,768)
Cash and equivalents at beginning of year                               11,385        19,808        41,576
                                                                      --------      --------      --------
Cash and equivalents at end of year                                   $ 10,034      $ 11,385      $ 19,808
                                                                      ========      ========      ========

Supplemental disclosures of cash flow information
  Cash paid during the year for:
    Interest                                                            $ 5,009      $  6,815      $   9,031
    Income taxes, net                                                     3,834         3,911          5,087
  Significant non-cash investing activities:
    Spin-off of Marketing (see Note 2)
    Merger with Partnership in exchange for preferred stock (see Note 3)

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Getty Realty Corp. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation: The consolidated financial statements include the accounts of Getty Realty Corp., known prior to March 31, 1997 as Getty Petroleum Corp., and its wholly-owned subsidiaries (the "Company"). The Company is principally a real estate company specializing in the ownership and leasing of service stations, convenience stores and petroleum marketing terminals. The Company is also a marketer of heating oil in Pennsylvania and Maryland. All significant intercompany accounts and transactions have been eliminated.

         On March 21, 1997, the Company effected the spin-off of its petroleum marketing business to its stockholders. The Company retained its real estate business and the Pennsylvania and Maryland home heating oil business, and leased most of its properties on a long-term net basis to the spun-off company, which is named Getty Petroleum Marketing Inc. ("Marketing"). Prior to the spin-off, the Company was principally engaged in the ownership and leasing of real estate as well as the marketing and distribution of petroleum products. The consolidated statement of operations of the Company for the year ended January 31, 1998 includes the financial results of the Marketing business under the caption "Equity in earnings of Getty Petroleum Marketing Inc." for the period from February 1, 1997 to March 21, 1997. The financial results of the Marketing business for the years ended January 31, 1997 and 1996 are included in the consolidated financial results of the Company for the respective periods. For additional information regarding the spin-off, see Note 2.

         On January 30, 1998, the Company merged with Power Test Investors Limited Partnership (the "Partnership"), a publicly traded real estate limited partnership, in a transaction accounted for as a purchase. Since the transaction occurred on January 30, 1998, the consolidated statements of operations of the Company for the three years ended January 31, 1998 exclude the results of the Partnership. For additional information regarding the merger, see Note 3.

         Certain reclassifications have been made in the financial statements for 1997 and 1996 to conform to the presentation for 1998.

USE OF ESTIMATES: The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's best estimates and judgments. While all available information has been considered, actual results could differ from those estimates.

CASH AND EQUIVALENTS: The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

REAL ESTATE: Real estate assets are stated at cost less accumulated depreciation and amortization. When real estate is sold or retired, the cost and related accumulated depreciation and amortization is eliminated from the respective accounts and any gain or loss is credited or charged to income. Expenditures for maintenance and repairs are charged to income when incurred.

DEPRECIATION AND AMORTIZATION: Depreciation of real estate is computed on the straight-line method based upon the estimated useful lives of the assets which generally is 16 years for buildings and improvements. Assets recorded under capital leases are amortized on the straight-line method over the shorter of the term of the lease or the useful life of the related asset.

SELF-INSURANCE: The Company is self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. Accruals are based on the Company's claims experience and actuarial assumptions followed in the insurance industry. Due to uncertainties inherent in the estimation process, actual losses could differ from accrued amounts.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    Continued

--------------------------------------------------------------------------------

Getty Realty Corp. and Subsidiaries

ENVIRONMENTAL COSTS: The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. Recoveries of environmental costs, principally from state underground storage tank remediation funds, are accrued as income when such recoveries are considered probable. Such accruals are adjusted as further information develops or circumstances change.

INCOME TAXES: Deferred income taxes are provided for the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes.

REVENUE RECOGNITION: Revenue is recognized from rentals as earned and from petroleum sales when product ownership is transferred to the customer.

EARNINGS (LOSS) PER SHARE: Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflects the potential dilution from the exercise of stock options in the amounts of 196,000 shares and 21,000 shares for the years ended January 31, 1998 and 1996, respectively. For the year ended January 31, 1997, basic and diluted weighted average shares outstanding are equal since the assumed exercise of stock options would have been anti-dilutive.

ACCOUNTING CHANGE: In fiscal 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Statement requires that assets used in operations be written down to fair value when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The Company continually evaluates retail outlets to determine their profitability and long-term viability, which results in the divestment of non-strategic and uneconomic sites through sale, lease assignment or lease termination. The Company estimates fair value and costs to sell based on the best information available, including discounted cash flows and comparable market values, in making whatever estimates, judgments and projections are considered necessary.

         The Company recorded a pre-tax charge of $524,000 in fiscal 1996 relating to operating assets, which is included in depreciation and amortization expense, due to losses resulting from changes in local market or operating conditions at certain retail outlets. In addition, the Company reported the cumulative effect of the change in accounting principle relating to assets held for disposal as an after-tax charge to earnings of $794,000 in the fiscal 1996 consolidated statement of operations. As of January 31, 1998, the net book value of assets held for disposal amounted to $2,438,000. While these retail outlets are being actively marketed, the disposal period may exceed one year for some locations.

2. SPIN-OFF

On March 21, 1997, the Company effected the spin-off of its petroleum marketing business to its stockholders. The Company retained its real estate business and leases most of its properties on a long-term net basis to Marketing. Stockholders of record of the Company on March 21, 1997 received a tax-free dividend of one share of Marketing common stock for each share of common stock of the Company.

         Prior to the spin-off, the Company transferred to Marketing the assets and liabilities of the petroleum marketing business and the New York Mid-Hudson Valley home heating oil business previously conducted by a subsidiary of the Company. After the spin-off, the Company retained its fee and leased properties, including service stations and supply terminals, substantially all of which are leased or subleased to Marketing, and the Pennsylvania and Maryland home heating oil business previously conducted by another subsidiary.

--------------------------------------------------------------------------------

         As part of the separation of the petroleum marketing business from the real estate business, the Company and Marketing entered into various agreements which address the allocation of assets and liabilities between them and govern future relationships, including a Reorganization and Distribution Agreement, a Master Lease Agreement, a Tax Sharing Agreement and a Trademark License Agreement.

         Under the Services Agreement, Marketing provides certain administrative and technical services to the Company and the Company provides certain limited services to Marketing. The net fees paid by the Company to Marketing for services performed (after deducting the fees paid by Marketing to the Company for services provided by the Company) were $960,000 for the year ended January 31, 1998 and are included in selling, general and administrative expenses in the consolidated statement of operations.

         The Company's results for the fiscal year ended January 31, 1997 include a pre-tax charge of $1,693,000 for expenses related to the spin-off transaction. The charge is included in other income in the consolidated statement of operations.

         The following is a summary of the financial results of the Marketing business included in the accompanying consolidated statements of operations for the fiscal 1998 period from February 1, 1997 to March 21, 1997 and the fiscal years ended January 31, 1997 and 1996. The financial information is presented for informational purposes only and is not necessarily indicative of the financial results that would have occurred had Marketing been operated as a separate, stand-alone entity during such periods.


                                                                         Years ended January 31,
                                                                 -----------------------------------------
(in thousands)                                                      1998          1997              1996
                                                                 ---------     ---------         ---------
Revenues                                                         $      --     $ 888,543         $ 791,194
                                                                 =========     =========         =========

Earnings(loss) before income taxes and cumulative effect of
   accounting change                                             $   2,931     $ (25,299)(a)     $   6,325
Provision(credit) for income taxes                                   1,200       (10,074)            2,379
                                                                 ---------     ---------         ---------

Earnings(loss) before cumulative effect of accounting change         1,731       (15,225)            3,946
Cumulative effect of accounting change                                  --            --              (282)
                                                                 ---------     ---------         ---------

Net earnings (loss)                                              $   1,731     $ (15,225)        $   3,664
                                                                 =========     =========         =========

(a) Includes charge of $21,182 related to revision of estimate of future environmental remediation costs.

         A summary of the assets and liabilities of Marketing as of January 31, 1997 is as follows:

                                                                     (in thousands)
                                                                     --------------
Current assets                                                          $ 45,215
Property and equipment, net                                               88,049
Other assets                                                               2,236
                                                                        --------
  Assets                                                                $135,500
                                                                        ========

Current liabilities                                                     $ 44,115
Deferred income taxes                                                     19,632
Other, principally deposits                                               17,212
                                                                        --------
  Liabilities                                                           $ 80,959
                                                                        ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    Continued

--------------------------------------------------------------------------------

Getty Realty Corp. and Subsidiaries

         The financial results of the retained real estate and heating oil businesses for the years ended January 31, 1998, 1997 and 1996 are set forth below. The following financial information does not include the financial results of Marketing and is presented for informational purposes only and is not necessarily indicative of the financial results that would have occurred had the retained real estate and heating oil businesses been operated as separate, stand-alone entities during such periods, nor are they necessarily indicative of future results.



(in thousands)                            Year ended January 31, 1998           Year ended January 31, 1997
                                      ------------------------------------   ---------------------------------

                                        Real          Heating                   Real      Heating
                                       Estate           Oil        Total       Estate       Oil        Total
                                      ---------      ---------   ---------   ---------   ---------   ---------
Revenues from rental properties       $  59,449      $     112   $  59,561   $  58,653   $     209   $  58,862
Net sales of petroleum products              --         26,895      26,895          --      33,111      33,111
Other income                              3,368             15       3,383       1,570          69       1,639
                                      ---------      ---------   ---------   ---------   ---------   ---------
                                         62,817         27,022      89,839      60,223      33,389      93,612
                                      ---------      ---------   ---------   ---------   ---------   ---------
Cost of sales of petroleum products
 (excluding depreciation and
amortization)                                --         24,372      24,372          --      30,659      30,659
Rental property expenses                 13,583             22      13,605      12,974          25      12,999
Environmental and
  maintenance expenses                    8,634             --       8,634      11,933          --      11,933
Selling, general and
  administrative expenses                13,297(a)       1,914      15,211       3,218       1,882       5,100
Depreciation and amortization             9,514            550      10,064       9,012         542       9,554
Interest expense                          5,008             --       5,008       6,380          --       6,380
Change of control charge                  2,166             --       2,166          --          --          --
Litigation charge                            --             --          --       5,802          --       5,802
                                      ---------      ---------   ---------   ---------   ---------   ---------
                                         52,202         26,858      79,060      49,319      33,108      82,427
                                      ---------      ---------   ---------   ---------   ---------   ---------
Earnings before provision for
  income taxes and cumulative
effect of accounting change              10,615            164      10,779      10,904         281      11,185
Provision for income taxes                4,497             69       4,566       5,007         129       5,136
                                      ---------      ---------   ---------   ---------   ---------   ---------
Earnings before cumulative
  effect of accounting change             6,118             95       6,213       5,897         152       6,049
Cumulative effect of
  accounting change                          --             --          --          --          --          -- )
                                      ---------      ---------   ---------   ---------   ---------   ---------
Net earnings                          $   6,118      $      95   $   6,213   $   5,897   $     152   $   6,049
                                      =========      =========   =========   =========   =========   =========

(a) Includes $8,683 of stock compensation expense.

Identifiable assets                   $ 262,009      $   6,534   $ 268,543   $ 149,506   $   7,858   $ 157,364
                                      ---------      ---------   ---------   ---------   ---------   ---------
Capital expenditures                     11,259            775      12,034       6,913         884       7,797
                                      =========      =========   =========   =========   =========   =========

(in thousands)                              Year ended January 31, 1996
                                        ----------------------------------

                                          Real        Heating
                                         Estate         Oil        Total
                                        ---------    ---------   ---------
Revenues from rental properties         $  57,177    $     243   $  57,420
Net sales of petroleum products                --       27,376      27,376
Other income                                5,726          315       6,041
                                        ---------    ---------   ---------
                                           62,903       27,934      90,837
                                        ---------    ---------   ---------
Cost of sales of petroleum products
 (excluding depreciation and
amortization)                                  --       25,054      25,054
Rental property expenses                   12,865           41      12,906
Environmental and
  maintenance expenses                     13,818           --      13,818
Selling, general and
  administrative expenses                   2,976        1,926       4,902
Depreciation and amortization               9,619          449      10,068
Interest expense                            8,892           --       8,892
Change of control charge                       --           --          --
Litigation charge                              --           --          --
                                        ---------    ---------   ---------
                                           48,170       27,470      75,640
                                        ---------    ---------   ---------
Earnings before provision for
  income taxes and cumulative
effect of accounting change                14,733          464      15,197
Provision for income taxes                  5,541          174       5,715
                                        ---------    ---------   ---------
Earnings before cumulative
  effect of accounting change               9,192          290       9,482
Cumulative effect of
  accounting change                          (512)          --        (512)
                                        ---------    ---------   ---------
Net earnings                            $   8,680    $     290   $   8,970
                                        =========    =========   =========

(a) Includes $8,683 of stock compensation expense.

Identifiable assets                     $ 145,670    $   7,176   $ 152,846
                                        ---------    ---------   ---------
Capital expenditures                        6,260          932       7,192
                                        =========    =========   =========

3. MERGER WITH POWER TEST INVESTORS LIMITED PARTNERSHIP

On January 30, 1998, the Company and the Partnership completed the merger transaction to combine their assets and operations. As a result of the transaction, the Company acquired 295 fee properties, consisting of 290 service station and convenience store properties and five terminals, which were previously leased by the Partnership to the Company.

         In connection with the merger, a new Maryland holding company was created which has adopted the name Getty Realty Corp. Unitholders of the Partnership received 2,888,799 shares of Series A Participating Convertible Redeemable Preferred Stock of new Getty Realty Corp. in exchange for their partnership units. Each share of this new issue of preferred stock has voting rights of and is convertible into 1.1312 shares of common stock of Getty Realty Corp. and will pay stated cumulative dividends of $1.775 per annum, or if greater, the per share dividends paid on Getty Realty Corp. common stock. Commencing February 1, 2001, the Company may redeem all or a portion of the preferred stock at a purchase price of $25.00 per share plus accumulated, accrued and unpaid dividends, if the closing price of the Company's common stock exceeds $22.10 per share for a period of ten cumulative trading days within 90 days prior to the date of notice of redemption. In the event of a liquidation, dissolution or winding up of the Company, holders of the preferred

--------------------------------------------------------------------------------

stock will have the right to liquidation preferences in the amount of $25.00 per share, plus accumulated, accrued and unpaid dividends, before any payment to holders of the Company's common stock. Common stockholders of the Company exchanged their shares of common stock on a one-for-one share basis for new Getty Realty Corp. common stock. The former Getty Realty Corp. changed its name to Getty Properties Corp. and is now a wholly-owned subsidiary of new Getty Realty Corp. The common and preferred stock of Getty Realty Corp. was listed on the New York Stock Exchange under the symbols "GTY" and "GTY PrA," respectively, commencing on February 2, 1998.

         The merger has been accounted for as a purchase with the purchase price being assigned to the net assets acquired based on the fair value of such assets and liabilities at the date of acquisition as follows:

                                                                    (in thousands)
                                                                    --------------
Real estate, net                                                      $ 135,633
Cash                                                                      1,757
Debt                                                                    (26,625)
Deferred income taxes                                                   (44,768)
Other                                                                     6,223
                                                                      ---------
Net assets acquired                                                   $  72,220
                                                                      =========

         The following unaudited pro forma summary presents the combined results of operations of the Company and the Partnership, after eliminating the financial effects of the spun-off Marketing business, as if the acquisition had occurred on February 1, 1996:


                                                          Years ended January 31,
(in thousands, except per share amounts)                    1998          1997
                                                           -------       -------
Revenues                                                   $90,225       $94,055
Net earnings                                                 7,073         7,598
Diluted earnings per common share                          $   .15       $   .19

         These unaudited pro forma results are not necessarily indicative of the financial results that would have occurred had the acquisition been completed at the beginning of the earliest period presented, nor do they purport to be indicative of future results.

         Prior to the merger, the Partnership was managed by the then General Partner, CLS General Partnership Corp. The Directors and stockholders of CLS General Partnership Corp. are also Directors and the principal stockholders of the Company. During the fiscal years ended January 31, 1998, 1997 and 1996, the Company made net lease payments to the Partnership of $10,032,000, $10,061,000 and $10,553,000, respectively. In addition, during the fiscal years ended January 31, 1998, 1997 and 1996, the Company billed the Partnership and reflected in other income $672,000, $672,000 and $648,000, respectively, for administrative and other services rendered to the Partnership.

4. LEASES

Effective February 1, 1997, the Company and Marketing entered into a Master Lease Agreement (the "Master Lease") under which, as of January 31, 1998, 1,024 retail outlets and 10 terminal facilities (the "Properties") are leased or subleased by the Company as the lessor to Marketing as the lessee. The Properties are used for gasoline sales, convenience store uses and other complementary or related lawful uses in conjunction with the sale of petroleum products and convenience store items, except when the provisions of any underlying lease are more restrictive. Marketing may sublet any property, provided that Marketing remains fully responsible for a sublessee's performance and, except in cases of economic abandonment (as described below), a sublease for non-petroleum purposes will require the Company's consent. The Master Lease is a "triple-net" lease, with Marketing having responsibility for all taxes, maintenance, repairs and insurance except for certain retained environmental obligations, and obligations pertaining to certain underground storage tanks, related piping, underground pumps, wiring and monitoring devices (collectively, the "USTs"). For financial statement purposes, such Master Lease has been accounted for as an operating lease.

         Rent for each of the Properties was set using the fair market value of each such Property, assuming the USTs had been upgraded to meet the 1998 federal standards and such Properties were free of known environmental contamination, since the Company is responsible for such items known at the date of the spin-off.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    Continued

--------------------------------------------------------------------------------

Getty Realty Corp. and Subsidiaries

Rent for each Property will increase at the end of each five-year period by the net increase in the Consumer Price Index for all items in the Northeast Region for such five-year period, such increase not to exceed fifteen percent (15%). Rents for all Properties are payable in advance on the first day of the month. The initial term of the Master Lease is (i) fifteen years with respect to Properties owned in fee by the Company and leased to Marketing and (ii) the length of time remaining (which ranges from one to fifteen years under the Master Lease) with respect to Properties leased by the Company from third parties and subleased to Marketing. The Master Lease includes four ten-year renewal options (or, with respect to category (ii) above, such shorter period as the underlying lease may provide), which may be exercised by Marketing with two years advance notice on an individual property basis for all Properties then subject to the Master Lease. For the subleased Properties, the Company has agreed to use reasonable efforts to extend the underlying lease terms upon conditions acceptable to Marketing. In the event that Marketing desires not to renew the sublease upon terms (including any underlying lease term extension negotiated by the Company) available to it, the Company may extend or renew the lease and sublease the property to a third party after the end of Marketing's term.

         The Master Lease provides that if during the lease term, Marketing determines that any of the leased premises have become uneconomic or unsuitable for their use as a service station or convenience store and has discontinued use of the property or intends to discontinue use of the property as a service station or convenience store within one year of the date of said determination, Marketing has the right to sublet the property for any lawful use without the Company's consent and, prior to the commencement of any such sublease term, Marketing shall remove any USTs on the Property and thereafter perform all requisite environmental investigations and/or remediations. Marketing has such right of economic abandonment with respect to no more than ten properties during any fiscal year of the lease term. Marketing has no right of economic abandonment for the terminal premises and the premises subject to third party leases.

         Revenues from rental properties for the year ended January 31, 1998 amounted to $59,561,000, of which $57,001,000 was from Marketing under the Master Lease. For the years ended January 31, 1997 and 1996, revenues from rental properties of $35,864,000 and $34,315,000, respectively, principally represent rental income from Marketing's dealers prior to the spin-off.

         Future minimum annual rentals receivable under the Master Lease, which have terms in excess of one year as of January 31, 1998, are as follows:


Years ending January 31,                                            (in thousands)
                                                                    --------------
1999                                                                  $ 56,229
2000                                                                    55,508
2001                                                                    55,161
2002                                                                    54,838
2003                                                                    53,719
Thereafter                                                             448,282
                                                                      --------
                                                                      $723,737
                                                                      ========

         The Company has obligations to lessors under noncancelable operating leases which have terms (excluding options) in excess of one year, principally for gasoline stations. Substantially all of these leases contain renewal options and escalation clauses. Future minimum annual rentals payable under such leases are as follows:

Years ending January 31,                                      (in thousands)
                                                              --------------
1999                                                             $12,214
2000                                                              11,096
2001                                                               9,512
2002                                                               8,045
2003                                                               5,824
Thereafter                                                        21,633
                                                                 -------
                                                                 $68,324
                                                                 =======

5. COMMITMENTS AND CONTINGENCIES

The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In addition, the Company has retained responsibility for all pre-spin-off legal proceedings and claims relating to Marketing's business. Such matters are not expected to have a material adverse effect on the Company's financial condition or results of operations.

         In order to minimize the Company's exposure to credit risk associated with financial instruments, the Company places its temporary cash investments with high credit quality institutions and, by policy, limits the amount invested with any one institution other than the U. S. Government.

         The Company is self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. The Company's consolidated statements of operations for the fiscal years ended January 31, 1998, 1997 and 1996 included $161,000, $2,814,000 and $1,865,000, respectively, for self-insurance. As of January 31, 1998 and 1997, the Company's consolidated balance sheets included, in accounts payable and accrued expenses, $4,913,000 and $6,139,000, respectively, relating to such self-insurance.

         The Company's financial results largely depend on rental income from Marketing and other lessees and sublessees, and are therefore materially dependent upon the ability of Marketing to meet its obligations under the Master Lease with the Company. Marketing's financial results depend largely on retail marketing margins and rental income from its dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. The Company does not anticipate that Marketing will have difficulty in making all required rental payments for the foreseeable future.

6. DEBT

Mortgages payable consists of:

(in thousands)                                                                          1998      1997
                                                                                       -------   -------
Mortgage loans due through November 1, 2000                                            $38,015   $14,461
Real estate mortgages, bearing interest at a weighted average interest rate of 8.3%,
  due in varying amounts through May 1, 2019                                             2,437     3,957
Other                                                                                       74       464
                                                                                       -------   -------
                                                                                       $40,526   $18,882
                                                                                       =======   =======

         Aggregate principal payments in subsequent fiscal years relating to mortgages are as follows (in thousands): 1999--$3,980; 2000--$4,290; 2001--$30,745; 2002--$97; 2003- $544 and $870 thereafter.

         As of January 31, 1998, the mortgage loans due through November 1, 2000 provide for interest at LIBOR plus .875% to 1.75% per annum, depending on the Company's Funded Debt Ratio, as defined. Based on such ratio as of January 31, 1998, the interest rate is LIBOR plus 1.125% which amounts to 6.8125%. Principal payments aggregate $303,000 per month through December 1, 1999 and $393,000 thereafter through October 1, 2000 with the balance of $27,116,000 due on November 1, 2000.

         Certain mortgages payable are collateralized by real estate having an aggregate net book value of approximately $161,371,000 as of January 31, 1998, including the assets acquired in connection with the merger transaction on January 30, 1998.

         As of January 31, 1998, the Company had uncommitted lines of credit with two banks in the aggregate amount of $25,000,000, of which $7,365,000 was utilized in the form of outstanding letters of credit. Borrowings under such lines of credit are unsecured and bear interest at the bank's prime rate or, at the Company's option, 1.0% to 1.1% above LIBOR. Such lines of credit are subject to renewal at the discretion of the banks.

7. ENVIRONMENTAL REMEDIATION COSTS

The Company is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Environmental expenses have been attributable to remediation, monitoring, soil disposal and governmental agency reporting (collectively, "Remediation Costs") incurred in connection with contaminated sites and the replacement or upgrading of USTs to meet federal, state and local environmental standards, as well as routine monitoring and tank testing. For the years ended January 31, 1998, 1997 and 1996, net environmental expenses included in the Company's consolidated statements of operations amounted to $8,255,000, $34,162,000 and $14,346,000, respectively, which amounts were net of probable recoveries from state UST remediation funds.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    Continued

--------------------------------------------------------------------------------

Getty Realty Corp. and Subsidiaries

         Under the Master Lease with Marketing, the Company committed to a program to bring the leased properties with known environmental problems to regulatory closure and, thereafter, transfer all future environmental risks with respect to such properties from the Company to Marketing. In order to establish the Remediation Costs obligation and estimate the incremental cost of accelerated remediation, the Company commissioned a detailed property-by-property environmental study of all retail outlets, with the objective of achieving closure in approximately five years. As a result, the Company revised its estimate of future Remediation Costs in the fourth quarter of fiscal 1997 and recorded a pre-tax charge in such quarter for Remediation Costs of $21,182,000. The pre-tax charge resulted from the acceleration of remediation activities to be paid by the Company through more aggressive means of treating contaminated sites to bring them to closure in approximately five years, which resulted in significant incremental Remediation Costs, changes in estimated Remediation Costs at previously identified properties, including costs to be incurred in connection with UST upgrades, and additional charges to comply with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities."

         The Company has agreed to pay all costs relating to, and to indemnify Marketing for, all known pre-spin-off environmental liabilities and obligations as scheduled in the Master Lease, future upgrades necessary to cause USTs to conform to the 1998 federal standards (the "1998 Standards") as scheduled in the Master Lease, and all environmental liabilities and obligations arising out of discharges with respect to properties containing USTs that have not been upgraded to meet the 1998 Standards that are discovered prior to the date such USTs are upgraded to meet the 1998 Standards (collectively, the "Realty Environmental Liabilities"). The Company will also collect recoveries from state UST remediation funds related to the Realty Environmental Liabilities.

         As of January 31, 1998 and 1997, the Company had accrued $38,297,000 and $46,134,000, respectively, as management's best estimate for environmental remediation costs. As of January 31, 1998 and 1997, the Company had recorded $15,387,000 and $16,217,000, respectively, as management's best estimate for recoveries from state UST remediation funds related to such environmental obligations and liabilities. In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in the Company's financial statements as they become known. Although future environmental expenditures may have a significant impact on results of operations for any single fiscal year or interim period, the Company believes that such costs will not have a material adverse effect on the Company's financial position.

8. INCOME TAXES

The provision (credit) for income taxes is summarized as follows:

(in thousands)                                     1998       1997        1996
                                                 --------   --------    --------
Federal:
  Current                                        $  2,697   $  3,880    $  4,044
  Deferred                                          1,557     (7,718)      3,079
State and local:
  Current                                             990      1,487         732
  Deferred                                            522     (2,587)        239
                                                 --------   --------    --------
Provision (credit) for income taxes              $  5,766   $ (4,938)   $  8,094
                                                 ========   ========    ========

         The tax effects of temporary differences which comprise the deferred tax assets and liabilities, including the effect of the merger discussed in Note 3, are as follows:

(in thousands)                                              1998         1997
                                                          --------     --------
Real estate                                               $(46,133)    $  3,533
Environmental remediation costs, net                        13,322       13,709
Other accruals                                               1,671        1,494
Other                                                        1,421         (251)
                                                          --------     --------
Net deferred tax assets (liabilities)                     $(29,719)    $ 18,485
                                                          ========     ========

--------------------------------------------------------------------------------

         The following is a reconciliation of the expected statutory federal income tax provision (credit) and the actual provision (credit) for income taxes:

(in thousands)                                                        1998        1997         1996
                                                                   ---------   ---------    ---------
Expected provision (credit) at statutory federal income tax rate   $   4,661   $  (4,799)   $   7,533
State and local income taxes, net of federal benefit                     994        (726)         631
Nondeductible expenses                                                    --         576           --
Other                                                                    111          11          (70)
                                                                   ---------   ---------    ---------
Provision (credit) for income taxes                                $   5,766   $  (4,938)   $   8,094
                                                                   =========   =========    =========

9. STOCKHOLDERS' EQUITY

A summary of the changes in stockholders' equity for the three years ended January 31, 1998 is as follows:

                                                    Preferred Stock                       Common Stock                Paid-in
                                               ----------------------------        ---------------------------       ----------
(in thousands, except per share amounts)         Shares            Amount            Shares           Amount          Capital
                                               ----------        ----------        ----------       ----------       ----------
Balance, February 1, 1995                              --        $       --            13,545       $    1,354       $  119,890
Net earnings
Cash dividends--$.06 per share
Net unrealized gain on equity securities
Issuance of treasury stock, net                                                                                             (17)
Stock options                                                                               8                1               87
                                               ----------        ----------        ----------       ----------       ----------
Balance, January 31, 1996                              --                --            13,553            1,355          119,960
Net loss
Cash dividends--$.12 per share
Net unrealized gain on equity securities
Issuance of treasury stock, net                                                                                              (6)
Stock options                                                                              30                 3             339
                                               ----------        ----------        ----------       ----------       ----------
Balance, January 31, 1997                              --                --            13,583            1,358          120,293
Net earnings
Spin-off of Marketing                                                                                                   (56,272)
Cash dividends--$.12 per share
Issuance of treasury stock, net                                                                                              (1)
Stock options                                                                             864               87           15,679
Change in par value of common stock                                                                     (1,301)           1,301
Issuance of preferred stock                         2,889            72,220
                                               ----------        ----------        ----------       ----------       ----------
Balance, January 31, 1998                           2,889        $   72,220            14,447       $      144       $   81,000
                                               ==========        ==========        ==========       ==========       ==========
                                                                                                         Net
                                                                           Treasury Stock,            Unrealized
                                                  Retained                    at Cost                 Gain (Loss)
                                                  Earnings           --------------------------        on Equity
(in thousands, except per share amounts)          (Deficit)            Shares          Amount          Securities           Total
                                                  ----------         ----------      ----------        ----------        ----------
Balance, February 1, 1995                         $   (8,393)              (901)     $  (14,203)       $     (168)       $   98,480
Net earnings                                          12,634                                                                 12,634
Cash dividends--$.06 per share                          (760)                                                                  (760)
Net unrealized gain on equity securities                                                                       36                36
Issuance of treasury stock, net                                               7             113                                  96
Stock options                                                                                                                    88
                                                  ----------         ----------      ----------        ----------        ----------
Balance, January 31, 1996                              3,481               (894)        (14,090)             (132)          110,574
Net loss                                              (9,176)                                                                (9,176)
Cash dividends--$.12 per share                        (1,520)                                                                (1,520)
Net unrealized gain on equity securities                                                                      132               132
Issuance of treasury stock, net                                               8             126                                 120
Stock options                                                                                                                   342
                                                  ----------         ----------      ----------        ----------        ----------
Balance, January 31, 1997                             (7,215)              (886)        (13,964)               --           100,472
Net earnings                                           7,944                                                                  7,944
Spin-off of Marketing                                                                                                       (56,272)
Cash dividends--$.12 per share                        (1,577)                                                                (1,577)
Issuance of treasury stock, net                                               3              41                                  40
Stock options                                                                                                                15,766
Change in par value of common stock                                                                                              --
Issuance of preferred stock                                                                                                  72,220
                                                  ----------         ----------      ----------        ----------        ----------
Balance, January 31, 1998                         $     (848)(a)           (883)     $  (13,923)       $       --        $  138,593
                                                  ==========         ==========      ==========        ==========        ==========

(a) Net of $103,803 transferred from retained earnings to common stock and paid-in capital as a result of accumulated stock dividends.

10. EMPLOYEE BENEFIT PLANS

The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for non-union employees meeting certain service requirements and a Supplemental Plan for executives. Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Board of Directors. Also, under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to 50% of such contributions but in no event more than 3% of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to 10% of his compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the plans approximated $168,000, $702,000 and $650,000 for the years ended January 31, 1998, 1997 and 1996, respectively. In addition, the Company has contributed $22,000, $350,000 and $364,000 to a union welfare plan for the years ended January 31, 1998, 1997 and 1996, respectively. Such amounts are included in the accompanying consolidated statements of operations.

         The Company has a Stock Option Plan (the "Plan") which authorizes the Company to grant options to purchase shares of the Company's common stock. The aggregate number of shares of the Company's

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    Continued

--------------------------------------------------------------------------------

Getty Realty Corp. and Subsidiaries

common stock which may be made the subject of options under the Plan shall not exceed 1,100,000 shares, subject to further adjustment for stock dividends and stock splits. The Plan provides that options are exercisable starting one year from the date of grant, on a cumulative basis at the annual rate of 25 percent of the total number of shares covered by the option.

         Immediately prior to the spin-off of its petroleum marketing business to its stockholders, each current holder of an option to acquire shares of the Company's common stock received, in exchange therefor, two separately exercisable options: one to purchase shares of the Company's common stock (a "Realty Option") and one to purchase shares of Marketing common stock (a "Marketing Option"), each exercisable for the same number of shares and containing substantially equivalent terms as the pre-distribution option. The exercise price of each Realty Option and Marketing Option was set so as to preserve the Aggregate Spread (as defined below) in value attributed to the options currently held by such directors, officers and key employees. The "Aggregate Spread" is an amount representing the difference between the exercise price of an option and the price of a share of Company common stock immediately prior to the spin-off multiplied by the number of shares underlying such option. Certain unexercisable options covering a total of 223,587 shares became immediately exercisable at the date of the spin-off for persons covered by change of control agreements. Accordingly, in fiscal 1998, the Company recognized a charge to operating results of $2,166,000 at the date of the spin-off equal to the product of the number of such options and the difference between their exercise price and the market price.

         The following is a schedule of stock option prices and activity relating to the Company's stock option plans for the three years ended January 31, 1998. Subsequent to the spin-off of its petroleum marketing business to its stockholders, the exercise price of each Realty Option and Marketing Option was set so as to preserve the Aggregate Spread in value attributed to the options currently held by the holders:

                                               1998                         1997                         1996
                                     --------------------------   --------------------------   --------------------------
                                                      Weighted                    Weighted                     Weighted
                                        Number         Average      Number        Average        Number         Average
                                          of          Exercise       of           Exercise         of           Exercise
                                        Shares        Price(a)      Shares        Price(a)       Shares         Price(a)
                                     -----------    -----------   -----------    -----------   -----------    -----------
Outstanding at beginning of year       1,014,226    $     10.28       927,428    $     10.06       811,220    $      9.95

Granted                                  349,236          23.65       166,400          11.40       128,000          10.73

Exercised                               (864,535)         10.15       (29,519)          8.97        (8,000)          8.46

Cancelled                               (135,374)         11.06       (50,083)         10.78        (3,792)         10.44
                                     -----------    -----------   -----------    -----------   -----------    -----------
Outstanding at end of year               363,553    $     23.15     1,014,226    $     10.28       927,428    $     10.06
                                     ===========    ===========   ===========    ===========   ===========    ===========
Exercisable at end of year               242,779    $     23.29       687,761    $     10.34       650,506    $     10.14
                                     ===========    ===========   ===========    ===========   ===========    ===========
Available for grant at end of year       736,447                      176,881                       50,007
                                     ===========                  ===========                  ===========

(a) In connection with the spin-off, each Realty Option was reformed into separate options for Realty common stock and Marketing common stock. The exercise price of each reformed Realty Option shown herein, except new grants in 1998, represents 77.29% of the original exercise price.

         The following table summarizes information concerning options outstanding and exercisable at January 31, 1998:

                                              Options Outstanding                     Options Exercisable
                                          ----------------------------           ---------------------------
                                            Weighted
                                             Average           Weighted                              Weighted
                                            Remaining           Average                               Average
  Range of              Number             Contractual         Exercise            Number            Exercise
Exercise Prices       Outstanding         Life (Years)           Price           Exercisable           Price
---------------       -----------         ------------           -----           -----------           -----
  $9.56-14.40            14,317                 2               $11.00             14,317             $11.00
        21.31            52,500                10                21.31                 --              21.31
        24.06           296,736                 6                24.06            228,462              24.06
  -----------           -------               ---               ------             ------             ------
                        363,553                                                   242,779
                        =======                                                   =======

         The Company accounts for its stock-based employee compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company recorded a stock compensation charge of $8,683,000 for the year ended January 31, 1998 since certain options required variable plan accounting treatment. Had compensation cost for the Company's Plans been determined based upon the fair value of options granted during the years ended January 31, 1998, 1997 and 1996 consistent with the

--------------------------------------------------------------------------------


methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings (loss) and net earnings (loss) per share on a diluted basis would have been reduced to the following pro forma amounts:

                                                1998                        1997                       1996
                                      -----------------------     -----------------------     ----------------------
                                      As Reported   Pro Forma     As Reported   Pro Forma     As Reported  Pro Forma
Net earnings (loss) (in thousands)       $7,944       $7,513         $(9,176)    $(9,791)        $12,634     $12,574
Net earnings (loss) per share               .60          .56            (.72)       (.77)           1.00         .99

         The fair value of the options granted during fiscal 1998, 1997 and 1996 were estimated as $10.32, $5.86 and $4.76 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                              1998         1997         1996
                                            ---------    ---------    ---------
Expected dividend yield                            .5%          .8%          .9%
Expected volatility                                35%          35%          35%
Risk-free interest rate                           5.5%         6.2%         5.3%
Expected life of options (years)                    7            6            5

11. QUARTERLY FINANCIAL DATA

The following is a summary of the quarterly results of operations for the years ended January 31, 1998 and 1997 (unaudited as to quarterly information):

                                                        Three months ended              Year ended
                                      ----------------------------------------------    ---------
Fiscal 1998:                          April 30       July 31  October 31  January 31    January 31
                                      --------      --------   --------   ----------    ---------
                                              (in thousands, except per share amounts)
Revenues                              $ 23,781      $ 21,634   $ 20,932   $ 23,492       $ 89,839
Gross profit (a)                           982           244        256      1,041          2,523
Earnings (loss) before income taxes      5,486(b)      3,098      5,277       (151)(c)     13,710(b)
Net earnings (loss)                      3,207         1,950      3,021       (234)         7,944
Net earnings (loss) per share:
  Basic                                    .25           .15        .23       (.02)           .60
  Diluted                             $    .25      $    .15   $    .22   $   (.02)      $    .60

                                                        Three months ended                     Year ended
                                           -----------------------------------------------     ----------
Fiscal 1997(d)                             April 30      July 31    October 31  January 31      January 31
                                           ---------    ---------   ---------   ----------     ----------
(in thousands, except per share amounts)

Revenues                                   $ 213,968    $ 230,192   $ 224,664   $ 257,021       $ 925,845
Gross profit (loss) (a)                        3,323       15,528       6,195     (15,327)(e)       9,719(e)
Earnings (loss) before income taxes           (8,312)      11,773       4,421     (21,996)(e)     (14,114)(e)
Net earnings (loss)                           (5,165)       7,169       2,553     (13,733)         (9,176)
Net earnings (loss) per share:
  Basic                                         (.41)         .57         .20       (1.08)           (.72)
  Diluted                                  $    (.41)   $     .57   $     .20   $   (1.08)      $    (.72)

(a) Gross profit (loss) is calculated as net sales (excluding rental and other income) less cost of sales (excluding depreciation and amortization).

(b)  Includes equity in earnings of Marketing prior to the spin-off of $2,931.

(c)  Includes $4,048 of stock compensation charges.

(d)  Includes financial results of Marketing for each of the quarters presented.

(e) Includes pre-tax charge of $21,182 related to revision of estimate of future environmental remediation costs.

12. LITIGATION CHARGE

In May 1996, a federal judge in the U. S. District Court for the Eastern District of New York entered a judgment in the amount of $8,400,000, plus interest, against the Company's former construction company subsidiary, which was sold in 1989. During the year ended January 31, 1997, the Company recorded a pre-tax charge of $5,802,000 related to the settlement of this litigation which is included under the litigation charge caption in the accompanying consolidated statement of operations.

                        REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------

To the Board of Directors
and Stockholders of Getty Realty Corp.:

         We have audited the accompanying consolidated balance sheets of GETTY REALTY CORP. and SUBSIDIARIES as of January 31, 1998 and 1997, and the related consolidated statements of operations and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Getty Realty Corp. and Subsidiaries as of January 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.

         As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for the impairment of long-lived assets in fiscal 1996.



/s/ COOPERS & LYBRAND L.L.P.

New York, New York
March 12, 1998



                                  CAPITAL STOCK

         The common stock of Getty Realty Corp. is traded on the New York Stock Exchange (symbol: "GTY"). At April 22, 1998, there were approximately 2,900 holders of record of Getty Realty's common stock. The price range of common stock and cash dividends paid with respect to each share of common stock during the past two fiscal years were as follows:

                                              Price Range
                                         ---------------------    Cash Dividends
Quarter Ending                             High         Low          Per Share
                                         --------     --------       ---------
January 31, 1998                         $24.3125     $18.4375           $.03
October 31, 1997                          19.0625       17.125            .03
July 31, 1997                              18.375       16.625            .03
April 30, 1997                             21.375        15.50            .03


January 31, 1997                           17.875        14.50            .03
October 31, 1996                            17.25       13.625            .03
July 31, 1996                               15.75       13.125            .03
April 30, 1996                           $  15.75      $13.375           $.03

         The preferred stock of Getty Realty Corp. commenced trading in February 1998 on the New York Stock Exchange (symbol: "GTY PrA"). At April 22, 1998, there were approximately 500 holders of record of Getty Realty's preferred stock.

                                CORPORATE DATA

--------------------------------------------------------------------------------

BOARD OF DIRECTORS

Milton Cooper
Chairman of the Board
of Kimco Realty Corporation

Philip E. Coviello
Partner of Latham & Watkins

Leo Liebowitz
President and Chief Executive Officer
of the Company

Milton Safenowitz
Former Executive Vice President
of the Company

Warren G. Wintrub
Retired Partner, former Member
of the Executive Committee and
Chairman of the Retirement
Committee of Coopers & Lybrand

EXECUTIVE OFFICERS

Leo Liebowitz
President and Chief Executive Officer

John J. Fitteron
Senior Vice President, Treasurer and
Chief Financial Officer

ANNUAL MEETING

All stockholders are cordially invited to attend the Companys annual meeting on June 18, 1998 at 3:00 p.m. at 270 Park Avenue 11th Floor, New York, New York. Holders of common and preferred stock of record at the close of business on April 22, 1998, are entitled to vote at the meeting. A notice of meeting, proxy statement and proxy were mailed to stockholders with this report.

FORM 10-K AND INVESTOR
RELATIONS INFORMATION

The Companys fiscal 1998 Annual Report on
Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge by writing to:

INVESTOR RELATIONS

Getty Realty Corp.
125 Jericho Turnpike
Jericho, New York 11753

In addition, Getty stockholders are informed about Company news through the issuance of press releases and quarterly reports. Investors, brokers, security analysts and others desiring financial information should contact Investor Relations at (516) 338-2600.

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

ABOUT OUR STOCKHOLDERS

As of April 22, 1998, the Company had 13,564,873 outstanding shares of Common Stock owned by approximately 2,900 stockholders of record and 2,888,799 outstanding shares of Series A
Participating Convertible Redeemable Preferred
Stock owned by approximately 500 stockholders of record.

CORPORATE HEADQUARTERS

Getty Realty Corp.
125 Jericho Turnpike
Jericho, New York 11753

Getty Realty Corp.s Common Stock and Preferred Stock are listed on the New York Stock Exchange under the ticker symbols GTY and GTY PrA, respectively.

STOCKHOLDER INQUIRIES

Inquiries, comments or suggestions
concerning Getty Realty Corp. are
welcome and should be directed to:

INVESTOR RELATIONS

125 Jericho Turnpike
Jericho, New York 11753
(516) 338-2600

TELEX

175061 GETTY

TELECOPIER

(516) 338-6062

                             GETTY REALTY CORP.
                            125 Jericho Turnpike
                              Jericho, NY 11753