Form 10-K405, Exhibit 13
period 1999-01-31
GETTY REALTY CORP /MD/
filed 1999-05-03
CIK 1052752

                            SELECTED FINANCIAL DATA

Getty Realty Corp.
and Subsidiaries

CONSOLIDATED FINANCIAL DATA                                     Years Ended January 31,
------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)        1999      1998(a)      1997(a)       1996(a)       1995(a)
------------------------------------------------------------------------------------------------------------
Total revenues                                $ 61,341  $ 62,817      $892,456      $798,967      $760,896
Earnings (loss) from continuing
     operations before income taxes,
     extraordinary item and cumulative
     effect of accounting changes               12,838    13,546(b)    (14,395)(c)    21,058         9,823
Net earnings (loss)                             10,056     7,944        (9,176)       12,634(d)      6,339(e)
Diluted earnings (loss) per common share:
     Continuing operations                         .17       .59          (.74)          .97(d)        .43(e)
     Discontinued operations                       .19       .01           .01           .02           .07
     Net earnings (loss)                           .36       .60          (.72)         1.00(d)        .50(e)
Cash dividends per share:
     Preferred                                   1.775        --            --            --            --
     Common                                        .40       .12           .12           .06            --
Total assets                                   261,084   265,661       290,664       275,006       276,389
Total debt                                      39,742    40,526        41,592        51,586        71,316
Stockholders' equity                           138,031   138,593       100,472       110,574        98,480

(a) Includes financial results of the petroleum marketing business prior to the spin-off to the Company's stockholders on March 21, 1997.

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

PRO FORMA SUPPLEMENTAL FINANCIAL HIGHLIGHTS AND SELECTED DATA (f)
--------------------------------------------------------------------------------------------------------------------
(in thousands, except number of properties)     1999      1998          1997          1996          1995
--------------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED JANUARY 31,
Revenues from rental properties               $ 58,869  $ 59,449      $ 58,653      $ 57,177      $ 56,954
Other income                                     2,472     3,368         1,570         5,726         5,559
--------------------------------------------------------------------------------------------------------------------
     Total revenues                             61,341    62,817        60,223        62,903        62,513
Adjusted EBITDA (g)                             39,874    41,516        45,259        41,048        41,564
Net earnings                                    10,056     6,213         6,049         8,970(d)      8,773(e)
Capital expenditures                            25,222    11,259         6,913         6,260         5,206
AS OF JANUARY 31,
Real estate before accumulated
     depreciation                              307,793   284,092       190,524       183,621       182,481
Total assets                                   261,084   265,661       155,164       150,508       159,292
Capitalization:
     Total debt                                 39,742    40,526        41,592        51,586        71,316
     Stockholders' equity                      138,031   138,593        45,931        60,263        61,419
--------------------------------------------------------------------------------------------------------------------
     Total capitalization                      177,773   179,119        87,523       111,849       132,735
NUMBER OF PROPERTIES:
     Owned                                         740       736           441           439           444
     Leased                                        379       404           732           734           752
--------------------------------------------------------------------------------------------------------------------
     Total properties                            1,119     1,140         1,173         1,173         1,196

(f) Excludes the petroleum marketing business which was spun-off on March 21, 1997. This data is presented for informational purposes only and is not necessarily indicative of the financial results that would have occurred had realty been operated as a separate, stand-alone entity during such periods nor is the information presented necessarily indicative of future results.

(g) Adjusted EBITDA is defined as earnings from continuing operations before equity in earnings of petroleum marketing business, interest expense, income taxes, depreciation and amortization, adjusted to exclude environmental expense, stock option expense, change of control charge, litigation charge and other income (except mortgage receivable interest income). Adjusted EBITDA provides additional information for evaluating financial results and is presented solely as a supplemental measure. Adjusted EBITDA is not intended to represent cash flow and should not be construed as an alternative to either cash flow, net income, or any other measure of financial performance presented in accordance with generally accepted accounting principles.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Getty Realty Corp.
and Subsidiaries

GENERAL

Prior to the spin-off of its petroleum marketing business to its stockholders on March 21, 1997, Getty Realty Corp. (the "Company") was principally engaged in the ownership and leasing of real estate as well as the marketing and distribution of petroleum products. In December 1998, the Company sold the Pennsylvania and Maryland heating oil business. Proceeds from the sale amounted to $7.7 million and resulted in an after-tax gain of $2.7 million. The net assets and results of operations of the heating oil business have been reclassified as discontinued in the accompanying financial statements for each of the periods presented. The Company is now a real estate company specializing in service stations, convenience stores and petroleum Marketing terminals. The Company leases most of its properties on a long-term net basis to the spun-off company, Getty Petroleum Marketing Inc. ("Marketing").


RESULTS OF OPERATIONS

In order to make the following discussion of the Company's results of operations more meaningful, the financial results of the spun-off petroleum marketing business and the sold heating oil business, which is shown as a discontinued operation, have been excluded from the narrative presented below. The net earnings (loss) of Marketing included in the accompanying consolidated statements of operations for the period prior to its spin-off, February 1, 1997 to March 21, 1997 and the fiscal year ended January 31, 1997, were $1.7 million and ($15.2) million, respectively. The net earnings of the discontinued heating oil business were $2.6 million, $0.1 million and $0.2 million for the fiscal years ended January 31, 1999, 1998 and 1997, respectively. See Notes 2 and 3 to the consolidated financial statements for separate financial information relating to the spun-off petroleum marketing business and the discontinued heating oil business.

         The Company's financial results largely depend on rental income from Marketing and other lessees and sublessees. The Company's financial results are materially dependent upon the ability of Marketing to meet its obligations under the Master Lease entered into on February 1, 1997 (the "Master Lease"); however, the Company does not anticipate that Marketing will have difficulty in making all required rental payments in the foreseeable future.

Fiscal year ended January 31, 1999 compared to fiscal year ended
January 31, 1998

Revenues from rental properties for the year ended January 31, 1999 ("fiscal 1999") were $58.9 million, a 1.0% decrease from the $59.4 million realized for the year ended January 31, 1998 ("fiscal 1998"). Approximately $56.4 million and $57.0 million of such rentals for fiscal 1999 and 1998, respectively, were from properties leased to Marketing under the Master Lease.

         Other income amounted to $2.5 million for fiscal 1999 as compared with $3.4 million for fiscal 1998. The $0.9 million decrease was primarily due to $0.7 million of management fees for administrative and other services provided to Power Test Investors Limited Partnership ("PTI") in fiscal 1998, which fees were eliminated as a result of the merger of PTI into the Company on January 30, 1998.

         Rental property expenses, which are principally comprised of rent expense and real estate taxes, decreased from fiscal 1998 by $0.7 million (5.0%) to $12.9 million for fiscal 1999 due to a decrease in the number of properties leased.

         Environmental and maintenance expenses for fiscal 1999 amounted to $17.3 million, an increase of $8.7 million from the prior year. The current year included an environmental charge of $16.9 million, of which $14.8 million represented a change in estimated remediation costs associated with contamination discovered during work being performed to meet the federal underground storage tank standards and revisions to estimates on previously identified sites where remediation is ongoing. The prior year included an environmental charge of $8.3 million.

         Selling, general and administrative expenses for fiscal 1999 amounted to $6.1 million, a decrease of $7.2 million from the prior year. The decrease was principally due to a charge of $8.7 million recorded during fiscal 1998 for stock compensation resulting from a change in the Company's stock price, partially offset by higher insurance costs, legal and other professional fees during the current year.

         Depreciation and amortization for fiscal 1999 amounted to $9.4 million, which was comparable to fiscal 1998.

         Interest expense for fiscal 1999 amounted to $2.7 million, a decrease of $2.3 million from the prior year. The decrease was principally due to the elimination of the capitalized lease obligations as a result of the merger of PTI into the Company on January 30, 1998.

                            MANAGEMENT'S DISCUSSION
         And Analysis Of Financial Condition And Results Of Operations

Getty Realty Corp.
and Subsidiaries

         During fiscal 1998, the Company recorded a charge of $2.2 million related to change of control agreements in connection with the spin-off.

Fiscal year ended January 31, 1998 compared to fiscal year ended
January 31, 1997

Revenues from rental properties for fiscal 1998 were $59.4 million, a 1.4% Increase over the $58.7 million realized for the year ended January 31, 1997 ("fiscal 1997"). Approximately $57.0 million and $56.3 million of such rentals for fiscal 1998 and 1997, respectively, were from properties leased to marketing.

        Other income amounted to $3.4 million for fiscal 1998 as compared with $1.7 million for fiscal 1997. The increase was primarily due to $1.7 million of expenses incurred in fiscal 1997 related to the spin-off transaction.

        Rental property expenses, which are principally comprised of rent expense and real estate taxes, increased by $0.6 million (4.7%) For fiscal 1998 over rental property expenses of $13.0 million for fiscal 1997.

        Environmental and maintenance expenses for fiscal 1998 amounted to $8.6 million, a decrease of $3.3 million from the prior year. Fiscal 1998 included a change in estimated remediation costs of $6.2 million and related environmental legal charges of $1.8 million whereas fiscal 1997 had higher environmental charges.

        Selling, general and administrative expenses for fiscal 1998 amounted to $13.3 million, an increase of $10.1 million over the prior year. The increase was principally due to $8.7 million of expense relating to stock options resulting from appreciation of the Company's stock price and $1.0 million of fees paid to Marketing under the administrative services agreement entered into at the time of the spin-off.

        Depreciation and amortization for fiscal 1998 amounted to $9.5 million, an increase of $0.5 million over the prior year as a result of capital expenditures and property acquisitions.

        Interest expense for fiscal 1998 amounted to $5.0 million, a decrease of $1.4 million from the prior year. The decrease was principally due to reduced capital lease obligations and debt outstanding during fiscal 1998.

        During fiscal 1998, the Company recorded a charge of $2.2 million related to change of control agreements in connection with the spin-off.

        During fiscal 1997, the Company recorded a pre-tax charge of $5.8 million related to a judgment against a former construction company subsidiary which the Company sold in 1989.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash flows from operations and its short-term uncommitted lines of credit with two banks. Management believes that cash requirements for operations, capital expenditures and debt service can be met by cash flows from operations, available cash and equivalents and credit lines. As of January 31, 1999, such lines of credit amounted to $25 million, which may be utilized for working capital borrowings and letters of credit. As of January 31, 1999, $4.5 million of the lines of credit were utilized for short-term borrowings and $5.9 million were utilized in connection with outstanding letters of credit. Borrowings under such lines of credit are unsecured and bear interest at the prime rate or, at the Company's option, LIBOR plus 1.0% or 1.1%. Such lines of credit are subject to renewal at the discretion of the banks. Although it is expected that the existing sources of liquidity will be sufficient to meet its expected operating and debt service requirements, the Company may be required to obtain additional sources of capital in the future to fund property acquisitions, which capital sources it believes are available.

        During fiscal 1999, the Company declared quarterly cash common stock dividends of $.10 per share and quarterly preferred stock dividends of $.44375 per share. Such dividends aggregated $10.6 million for fiscal 1999. During fiscal 1998, the Company paid quarterly cash common stock dividends in the amount of $.03 per share and no preferred stock dividends since the preferred shares were first issued on January 30, 1998. Such dividends aggregated $1.6 million for fiscal 1998.

        The Company's capital expenditures, including acquisitions, for fiscal 1999, 1998 and 1997 amounted to $25.2 million, $11.3 million and $24.8 million, respectively, which included $17.9 million, $8.0 million and $10.4 million, respectively, for the replacement of underground storage tanks and vapor recovery facilities at gasoline stations. Through March 21, 1997, the date of the spin-off, capital expenditures also included discretionary expenditures related to the spun-off petroleum marketing business to improve the image of the service stations, to improve the terminal facilities and for routine replacement of service station equipment at existing and newly acquired locations. Expenditures with respect to tank replacements required to meet the December 22, 1998 federal standards and certain environmental liabilities and obligations have continued to be the responsibility of the Company after the spin-off. As of January 31, 1999, the Company estimates that in connection

                                   Continued

Getty Realty Corp.
and Subsidiaries

therewith, it will expend $4.3 million in capital expenditures and $23.9 million, net of estimated recoveries, for environmental remediation liabilities and obligations.


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

         Under the Master Lease with Marketing, the Company committed to a program to bring the leased properties with known environmental problems to regulatory closure and, thereafter, transfer all future environmental risks from the Company to Marketing. In order to establish the Remediation Costs obligation and estimate the incremental cost of accelerated remediation, the Company commissioned a detailed property-by-property environmental study of all retail outlets in fiscal 1997, with the objective of achieving closure in approximately five years. This acceleration program, utilizing new, more effective remediation techniques, resulted in a substantial increase in environmental costs over those that had been previously identified and accrued, as the acceleration program contemplated the use of additional active remediation systems at many sites in lieu of relying on periodic monitoring and natural attenuation permitted by applicable environmental regulations. As a result, the Company revised its estimate of future Remediation Costs in the fourth quarter of fiscal 1997 and recorded a pre-tax charge in such quarter for Remediation Costs of $21.2 million. The pre-tax charge resulted from the acceleration of remediation activities to be paid by the Company through more aggressive means of treating contaminated sites to bring them to closure in approximately five years, which resulted in significant incremental Remediation Costs, changes in estimated Remediation Costs at previously identified properties, including costs to be incurred in connection with UST upgrades, and additional charges to comply with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities."

         The Company has agreed to pay all costs relating to, and to indemnify Marketing for, all known pre-spin-off environmental liabilities and obligations as scheduled in the Master Lease, upgrades necessary to cause USTs to conform to the 1998 federal standards as scheduled in the Master Lease and all environmental liabilities and obligations arising out of discharges with respect to properties containing USTs that have not been upgraded to meet the 1998 federal standards that are discovered prior to the date such USTs are upgraded to meet the 1998 federal standards (collectively, the "Realty Environmental Liabilities"). The Company will also collect recoveries from state UST remediation funds related to the Realty Environmental Liabilities.

         Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the estimates of environmental remediation costs, consideration is given to, among other things, enacted laws and regulations, assessments of contamination, currently available technologies for treatment, alternative methods of remediation and prior experience. Estimates of such costs are subject to change as contingencies become more clearly defined and remediation treatment progresses. For fiscal 1999, 1998 and 1997, net environmental expenses included in the Company's consolidated statements of operations amounted to $16.9 million, $8.3 million and $34.2 million, respectively, which amounts were net of probable recoveries from state UST remediation funds.

         As of January 31, 1999 and 1998, the Company had accrued $34.3 million and $38.3 million, respectively, as management's best estimate for environmental remediation costs. As of January 31, 1999 and 1998, the Company had also recorded $10.4 million and $15.4 million, respectively, as management's best estimate for recoveries from state UST remediation funds related to environmental obligations and liabilities. In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in the Company's financial statements as they become known. Although environmental costs may have a significant impact on results of operations for any single fiscal year or interim period, the Company believes that such costs will not have a material adverse effect on the Company's financial position.

         The Company cannot predict what environmental legislation or regulations may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Getty Realty Corp.
and Subsidiaries

which they have not previously been applied. Compliance with more stringent laws or regulations as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws which may develop in the future, could have an adverse effect on the financial position or operations of the Company or its lessees and could require substantial additional expenditures for future remediation or the installation and operation of required environmental or pollution control systems and equipment by the Company or its lessees.

Year 2000

The Year 2000 issue has arisen because for many years some computer software programs and systems have utilized only two digits to specify the year. As a result, these programs and systems may not be able to recognize and process dates beyond 1999, which may cause these programs to malfunction or not be able to accurately process information.

        Marketing provides the Company with data processing services pursuant to the administrative services agreement. In connection therewith, a Year 2000 program has been implemented for internal systems and equipment relating to information technology systems and non-information technology systems which has four phases: (1) identification; (2) assessment; (3) remediation (including modification, upgrading and replacement); and (4) testing. The identification and assessment phases for all significant internal business systems and equipment are complete. Of the information technology systems that require modification, approximately 90% have been remediated as of January 31, 1999. The remediation phase is expected to be completed in April 1999. Most of the remediation phase consists of modifying existing systems and programs. Testing of systems and programs following remediation is expected to be completed by July 31, 1999.

        The Company is also reviewing the Year 2000 readiness of third parties who provide services which are essential to the Company's operations. The Company has initiated formal communications with material third parties in order to determine the extent to which the Company is vulnerable to any failure by such third parties to remediate their respective Year 2000 problems and resolve such problems to the extent practicable.

        The Company is developing a contingency Plan to address issues specific to the Year 2000 problem. The Plan is expected to include performing certain processes manually, obtaining replacement systems as well as other appropriate measures.

        The Company's senior management and the Board of Directors receive regular updates on the status of the Company's Year 2000 program. The Company does not expect the cost of these Year 2000 efforts to be material since most of the work is being performed by Marketing personnel under the administrative services agreement.

        The Year 2000 issue presents a number of risks and uncertainties that could affect the Company or Marketing, which include, but are not limited to, the availability of qualified personnel and other information technology resources; the ability to identify and remediate all date sensitive lines of computer code or to replace embedded computer chips in affected systems or equipment; and the ability of third parties to remediate their respective systems. The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition.

SPECIAL FACTORS REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, the words "believes", "expects", "Plans", "estimates" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to: risks associated with owning and leasing real estate generally; dependence on Marketing as a lessee and on rentals from companies engaged in the petroleum marketing and convenience store businesses; competition for locations and tenants; risk of tenant non-renewal; the effects of regulation; the Company's expectations as to the cost of completing environmental remediation; the remediation and testing phases of the Year 2000 program as well as its Year 2000 contingency Plan; and the Company's belief that internal systems and equipment will be Year 2000 compliant in a timely manner.

                      CONSOLIDATED STATEMENT OF OPERATIONS

Getty Realty Corp.
and Subsidiaries



                                                                      For the years ended January 31,
------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)                         1999            1998(*)           1997(*)
------------------------------------------------------------------------------------------------------------
Revenues:
     Revenues from rental properties                          $   58,869      $   59,449        $   35,655
     Net sales of petroleum products                                  --              --           855,076
     Other income                                                  2,472           3,368             1,725
------------------------------------------------------------------------------------------------------------
                                                                  61,341          62,817           892,456
Equity in earnings of Getty Petroleum Marketing Inc                   --           2,931                --
------------------------------------------------------------------------------------------------------------
                                                                  61,341          65,748           892,456
------------------------------------------------------------------------------------------------------------
Cost of sales of petroleum products
     (excluding depreciation and amortization)                        --              --           785,398
Rental property expenses                                          12,910          13,583            21,566
Environmental and maintenance expenses                            17,320           8,634            40,820
Selling, general and administrative expenses                       6,129          13,297            23,525
Depreciation and amortization                                      9,418           9,514            22,934
Interest expense                                                   2,726           5,008             6,806
Change of control charge                                              --           2,166                --
Litigation charge                                                     --              --             5,802
------------------------------------------------------------------------------------------------------------
                                                                  48,503          52,202           906,851
------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before
     provision (credit) for income taxes                          12,838          13,546           (14,395)
Provision (credit) for income taxes                                5,337           5,697            (5,067)
------------------------------------------------------------------------------------------------------------
Net earnings (loss) from continuing operations                     7,501           7,849            (9,328)
------------------------------------------------------------------------------------------------------------

Discontinued operations:
     Earnings (loss) from operations, net of income taxes           (119)             95               152
     Gain on disposal, net of income taxes                         2,674              --                --
------------------------------------------------------------------------------------------------------------
Net earnings from discontinued operations                          2,555              95               152
------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                               10,056           7,944            (9,176)
Preferred stock dividends                                          5,128              --                --
------------------------------------------------------------------------------------------------------------
Net earnings (loss) applicable to common stockholders         $    4,928      $    7,944        $   (9,176)
============================================================================================================

Basic earnings (loss) per common share:
     Continuing operations                                    $      .17      $      .60        $     (.74)
     Discontinued operations                                         .19             .01               .01
     Net earnings (loss)                                             .36             .60              (.72)

Diluted earnings (loss) per common share:
     Continuing operations                                           .17             .59              (.74)
     Discontinued operations                                         .19             .01               .01
     Net earnings (loss)                                             .36             .60              (.72)
============================================================================================================

Weighted average common shares outstanding:

     Basic                                                        13,566          13,152            12,674
     Diluted                                                      13,571          13,348            12,674


(*) Includes financial results of the petroleum marketing business prior to the spin-off to the Company's stockholders on March 21, 1997.


See accompanying notes.

                          CONSOLIDATED BALANCE SHEETS

Getty Realty Corp.
and Subsidiaries

                                                                                   January 31,
--------------------------------------------------------------------------------------------------------
(in thousands, except share data)                                              1999            1998
--------------------------------------------------------------------------------------------------------
ASSETS:
Real estate:
     Land                                                                   $  131,976      $  129,133
     Buildings and improvements                                                175,817         154,959
--------------------------------------------------------------------------------------------------------
                                                                               307,793         284,092
     Less--accumulated depreciation and amortization                            68,045          59,023
--------------------------------------------------------------------------------------------------------
          Real estate, net                                                     239,748         225,069
Cash and equivalents                                                               657          10,032
Mortgages and accounts receivable, net                                           6,975           7,522
Recoveries from state underground storage tank funds                            10,369          15,387
Prepaid expenses and other assets                                                3,335           3,825
Net assets of discontinued operations                                               --           3,826
--------------------------------------------------------------------------------------------------------
          Total assets                                                      $  261,084      $  265,661
========================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY:
Borrowings under credit lines                                               $    4,500      $       --
Mortgages payable                                                               35,242          40,526
Accounts payable and accrued expenses                                           18,042          18,526
Environmental remediation costs                                                 34,251          38,297
Deferred income taxes                                                           30,210          29,719
Income taxes payable                                                               808              --
--------------------------------------------------------------------------------------------------------
          Total liabilities                                                    123,053         127,068
--------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 4 and 5)

Stockholders' equity:
   Preferred stock, par value $.01 per share; authorized
     20,000,000 shares for issuance in series of which 3,000,000 shares are classified as Series A Participating Convertible Redeemable
     Preferred; issued 2,888,798 at January 31, 1999
     and 1998                                                                   72,220          72,220
   Common stock, par value $.01 per share; authorized
     50,000,000 shares; issued 13,566,233 at January 31, 1999
     and 13,563,468 at January 31, 1998                                            136             136
   Paid-in capital                                                              67,021          67,085
   Accumulated deficit                                                          (1,346)           (848)
--------------------------------------------------------------------------------------------------------
          Total stockholders' equity                                           138,031         138,593
--------------------------------------------------------------------------------------------------------
          Total liabilities and stockholders' equity                        $  261,084      $  265,661
========================================================================================================

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Getty Realty Corp.
and Subsidiaries

                                                                           For the years ended January 31,
-----------------------------------------------------------------------------------------------------------------
(in thousands)                                                           1999            1998            1997
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                                  $   10,056      $    7,944      $   (9,176)
 Adjustments to reconcile net earnings (loss) to
     net cash provided by operating activities:
     Depreciation and amortization                                        9,418           9,514          22,934
     Deferred income taxes                                                  491          (1,061)        (11,012)
     Net earnings from discontinued operations                           (2,555)            (95)           (152)
     Gain on dispositions of real estate                                 (1,495)           (730)         (1,420)
     Equity in net earnings of Getty Petroleum Marketing Inc.                --          (1,731)             --
     Change of control charge                                                --           2,166              --
     Stock option (credit) charge                                          (110)          6,432              --
Changes in assets and liabilities, net of effect of
  acquisitions and dispositions:
     Mortgages and accounts receivable                                      547            (940)         (3,247)
     Recoveries from state underground storage tank funds                 5,018             830            (339)
     Prepaid expenses and other assets                                      327          (1,184)          4,079
     Accounts payable and accrued expenses                                 (484)         (1,878)          2,825
     Environmental remediation costs                                     (4,046)         (7,837)         26,160
     Income taxes payable                                                   808          (1,426)          1,251
-----------------------------------------------------------------------------------------------------------------
          Net cash provided by continuing operating activities           17,975          10,004          31,903
          Net cash provided by (used in) discontinued operations         (1,916)          1,636            (620)
-----------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                      16,059          11,640          31,283
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                               (18,860)         (8,057)        (23,913)
     Property acquisitions                                               (6,362)         (3,202)           (839)
     Proceeds from disposition of discontinued operations                 7,661              --              --
     Proceeds from dispositions of real estate                            3,419           2,234           2,329
     Cash from acquisition of Power Test
          Investors Limited Partnership, net                                 --           1,757              --
     Proceeds from sale of short-term investments                            --              --           1,286
     Cash transferred to Getty Petroleum Marketing Inc.                      --              --          (7,517)
-----------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                         (14,142)         (7,268)        (28,654)
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

     Borrowings under credit lines                                        4,500              --              --
     Mortgage borrowings                                                     --             306              --
     Repayment of mortgages payable                                      (5,284)         (5,287)         (4,660)
     Payments under capital lease obligations                                --          (6,373)         (5,334)
     Cash dividends                                                     (10,554)         (1,577)         (1,520)
     Stock options, common and treasury stock, net                           46           7,208             462
-----------------------------------------------------------------------------------------------------------------
          Net cash used in financing activities                         (11,292)         (5,723)        (11,052)
-----------------------------------------------------------------------------------------------------------------
Net decrease in cash and equivalents                                     (9,375)         (1,351)         (8,423)
Cash and equivalents at beginning of year                                10,032          11,383          19,806
-----------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                  $      657      $   10,032      $   11,383
=================================================================================================================
Supplemental disclosures of cash flow information
  Cash paid during the year for:
    Interest                                                         $    2,794      $    5,009      $    6,815
    Income taxes, net                                                     4,653           3,834           3,911

See accompanying notes.

                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS


Getty Realty Corp.
and Subsidiaries


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"). The Company is a real estate company specializing in the ownership and leasing of service stations, convenience stores and petroleum marketing terminals. All significant intercompany accounts and transactions have been eliminated.

         Prior to the spin-off of its petroleum marketing business to its stockholders on March 21, 1997, the Company was principally engaged in the ownership and leasing of real estate as well as the marketing and distribution of petroleum products. In December 1998, the Company sold its heating oil business, Aero Oil Company. The Company now leases most of its properties on a long-term net basis to the spun-off Company, Getty Petroleum Marketing Inc. ("Marketing"). The consolidated statement of operations of the Company for the year ended January 31, 1998 includes the financial results of the marketing business under the caption "Equity in earnings of Getty Petroleum Marketing Inc." for the period from February 1, 1997 to March 21, 1997. The financial results of the Marketing business for the year ended January 31, 1997 have been consolidated with the financial results of the Company. For additional information regarding the spin-off, see Note 2. The net assets and results of operations of the heating oil business have been reclassified as discontinued in the accompanying financial statements for each of the periods presented. For additional information regarding the sold heating oil business, see Note 3.

         Certain reclassifications have been made in the financial statements for 1998 and 1997 to conform to the presentation for 1999.

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

DEPRECIATION AND AMORTIZATION: Depreciation of real estate is computed on the straight-line method based upon the estimated useful lives of the assets which generally range from 16 to 25 years for buildings and improvements.

INSURANCE: Prior to the spin-off, the Company was self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. Since the spin-off, the Company has maintained insurance coverage subject to modest deductibles. Accruals are based on claims experience and actuarial assumptions followed in the insurance industry. Due to uncertainties inherent in the estimation process, actual losses could differ from accrued amounts.

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

REVENUE RECOGNITION: Revenue is recognized from rentals as earned.

Getty Realty Corp.
and Subsidiaries

                                   Continued


EARNINGS (LOSS) PER COMMON SHARE: Basic earnings (loss) per common share is computed by dividing net earnings (loss) less preferred dividends by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per common share also gives effect to the potential dilution from the exercise of stock options in the amounts of 5,000 shares and 196,000 shares for the years ended January 31, 1999 and 1998, respectively.

         For the year ended January 31, 1999, conversion of the Series A Participating Convertible Redeemable Preferred stock (which was issued on January 30, 1998) into common stock utilizing the if-converted method would have been anti-dilutive and therefore conversion was not assumed for purposes of computing diluted earnings per common share. For the year ended January 31, 1997, basic and diluted weighted average common shares outstanding are the same since the assumed exercise of stock options would have been anti-dilutive.

ACCOUNTING CHANGE: In fiscal 1999, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." The Statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income (loss) consists of earnings
(loss) and a net unrealized gain on equity securities (see Note 9). The adoption of SFAS No. 130 had no effect on the Company's net earnings (loss) or stockholders' equity.


2. SPIN-OFF

On March 21, 1997, the Company spun-off its petroleum marketing business to its stockholders. The Company retained its real estate business and leased most of its properties on a long-term net basis to Marketing.

         As part of the separation of the petroleum marketing business from the real estate business, the Company and Marketing entered into various agreements which addressed the allocation of assets and liabilities between them and govern future relationships. These agreements include the Reorganization and Distribution Agreement, Master Lease Agreement, Tax Sharing Agreement and Trademark License Agreement.

         Under the Services Agreement, Marketing provides certain administrative and technical services to the Company and the Company provides certain limited services to Marketing. The net fees paid by the Company to Marketing for services performed (after deducting the fees paid by Marketing to the Company for services provided by the Company) were $960,000 for each of the years ended January 31, 1999 and 1998 and are included in selling, general and administrative expenses in the consolidated statements of operations.

         The Company's results for the fiscal year ended January 31, 1997 include a pre-tax charge of $1,693,000 for expenses related to the spin-off transaction. The charge is included in other income in the consolidated statement of operations.

         The following is a summary of the financial results of the Marketing business included in the accompanying consolidated statements of operations for the fiscal 1998 period from February 1, 1997 to March 21, 1997 and the fiscal year ended January 31, 1997. The financial information is presented for informational purposes only and is not necessarily indicative of the financial results that would have occurred had Marketing been operated as a separate, stand-alone entity during such periods.

------------------------------------------------------------------------------
                                                Years ended January 31,
------------------------------------------------------------------------------
(in thousands)                                   1998             1997
------------------------------------------------------------------------------
Revenues                                    $         --     $    888,543
==============================================================================
Earnings (loss) before income taxes         $      2,931     $    (25,299)(a)
Provision (credit) for income taxes                1,200          (10,074)
------------------------------------------------------------------------------
Net earnings (loss)                         $      1,731     $    (15,225)
==============================================================================


(a) Includes charge of $21,182 related to revision of estimate of future environmental remediation costs.

3. DISCONTINUED OPERATIONS

In December 1998, the Company sold its heating oil and propane business, Aero Oil Company. Proceeds from the sale amounted to $7,661,000 and resulted in a pre-tax gain of $4,576,000 ($2,674,000 after-tax).

                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS

Getty Realty Corp.
and Subsidiaries



         Summary operating results of the discontinued heating oil operations is as follows (in thousands):

-------------------------------------------------------------------------------
                                                Years ended January 31,
-------------------------------------------------------------------------------
                                          1999            1998         1997
-------------------------------------------------------------------------------
Revenues                               $ 18,169        $ 27,022     $ 33,389
===============================================================================
Earnings before income taxes           $  4,373(a)     $    164     $    281
Provision for income taxes                1,818              69          129
-------------------------------------------------------------------------------
Net earnings                           $  2,555        $     95     $    152
===============================================================================

(a) Includes pre-tax gain of $4,576 on disposal of the business.

         A summary of the net assets of the discontinued heating oil operations as of January 31, 1998 is as follows (in thousands):

-----------------------------------------------------------------------------
Real estate, net                                                 $    2,954
Accounts receivable                                                   1,928
Prepaid expenses and other assets                                     1,826
Accounts payable and accrued expenses                                (2,882)
-----------------------------------------------------------------------------
Net assets                                                       $    3,826
=============================================================================

4. LEASES

Effective February 1, 1997, the Company and Marketing entered into the Master Lease Agreement (the "Master Lease") under which, as of January 31, 1999, 1,013 retail outlets and 10 terminal facilities (the "Properties") were leased or subleased by the Company as the lessor to Marketing as the lessee. The Properties are used for gasoline sales, convenience store uses and other complementary or related lawful uses in conjunction with the sale of petroleum products and convenience store items, except when the provisions of any underlying lease are more restrictive. Marketing may sublet any property, provided that Marketing remains fully responsible for a sublessee's performance and, except in cases of economic abandonment (as described below), a sublease for non-petroleum purposes will require the Company's consent. The Master Lease is a "triple-net" lease, with Marketing having responsibility for all taxes, maintenance, repairs and insurance except for certain retained environmental obligations, and obligations pertaining to certain underground storage tanks, related piping, underground pumps, wiring and monitoring devices (collectively, the "USTs"). For financial statement purposes, the Master Lease has been accounted for as an operating lease.

         Rent for each of the Properties was set using the fair market value of each such Property, assuming the USTs had been upgraded to meet the 1998 federal standards and such Properties were free of known environmental contamination, since the Company is responsible for such items known at the date of the spin-off. Rent for each Property will increase at the end of each five-year period by the net increase in the Consumer Price Index for all items in the Northeast Region for such five-year period, such increase not to exceed fifteen percent (15%). Rents for all Properties are payable in advance on the first day of the month. The initial term of the Master Lease is (i) fifteen years with respect to Properties owned in fee by the Company and leased to Marketing and (ii) the length of time remaining (which ranges up to fifteen years under the Master Lease) with respect to Properties leased by the Company from third parties and subleased to Marketing. The Master Lease includes four ten-year renewal options (or, with respect to category (ii) above, such shorter period as the underlying lease may provide), which may be exercised by Marketing with two years advance notice on an individual property basis for all Properties then subject to the Master Lease. For the subleased Properties, the Company has agreed to use reasonable efforts to extend the underlying lease terms upon conditions acceptable to Marketing. In the event that Marketing desires not to renew the sublease upon terms (including any underlying lease term extension negotiated by the Company) available to it, the Company may extend or renew the lease and sublease the property to a third party after the end of Marketing's term.

         The Master Lease provides that if during the lease term Marketing determines that any of the leased premises have become uneconomic or unsuitable for their use as a service station or convenience store and has discontinued use of the property or intends to discontinue use of the property as a service station or convenience

Getty Realty Corp.
and Subsidiaries

                                   Continued


store within one year of the date of said determination, Marketing has the right to sublet the property for any lawful use without the Company's consent. However, prior to the commencement of any such sublease term, Marketing must remove any USTs on the Property and thereafter perform all requisite environmental investigations and/or remediations. Marketing has this right of economic abandonment with respect to no more than ten properties during any fiscal year of the lease term. Marketing has no right of economic abandonment for the terminal premises and the premises subject to third party leases.

         Revenues from rental properties for the years ended January 31, 1999 and 1998, amounted to $58,869,000 and $59,449,000, respectively, of which $56,411,000 and $57,001,000, respectively, was received from Marketing under the Master Lease. For the year ended January 31, 1997, revenues from rental properties of $35,655,000 principally represented rental income from Marketing's dealers prior to the spin-off.

         Future minimum annual rentals receivable under the Master Lease, which have terms in excess of one year as of January 31, 1999, are as follows (in thousands):

-------------------------------------------------------------------------
Years ending January 31,
-------------------------------------------------------------------------
2000                                                            $ 56,200
2001                                                              55,797
2002                                                              55,475
2003                                                              54,794
2004                                                              53,933
Thereafter                                                       402,792
-------------------------------------------------------------------------
                                                                $678,991
=========================================================================

        The Company has obligations to lessors under noncancelable operating leases which have terms (excluding options) in excess of one year, principally for gasoline stations. Substantially all of these leases contain renewal options and escalation clauses. Future minimum annual rentals payable under such leases are as follows (in thousands):

------------------------------------------------------------------------
Years ending January 31,
------------------------------------------------------------------------
2000                                                            $11,578
2001                                                             10,316
2002                                                              8,853
2003                                                              6,620
2004                                                              5,541
Thereafter                                                       18,383
------------------------------------------------------------------------
                                                                $61,291
========================================================================


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

         In order to minimize the Company's exposure to credit risk associated with financial instruments, the Company places its temporary cash investments with high credit quality institutions and, by policy, limits the amount invested with any one institution other than the U.S. Government.

         Prior to the spin-off, the Company was self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. Since the spin-off, the Company has maintained insurance coverage subject to modest deductibles. The Company's consolidated statements of operations for the fiscal years ended January 31, 1999, 1998 and 1997 included expenses of $518,000, $161,000 and
$2,814,000, respectively, for insurance. As of January 31, 1999 and 1998, the Company's consolidated balance sheets included, in accounts payable and accrued expenses, $4,361,000 and $4,913,000, respectively, relating to insurance obligations arising prior to the spin-off of the Marketing business.

         The Company's financial results largely depend on rental income from Marketing and to a lesser extent on other lessees and sublessees, and are therefore materially dependent upon the ability of Marketing to meet

                             NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS

Getty Realities Corp.
and Subsidiaries

its obligations under the Master Lease. Marketing's financial results depend largely on retail marketing margins and rental income from its dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. The Company, however, does not anticipate that Marketing will have difficulty in making all required rental payments for the foreseeable future.


6. DEBT

Mortgages payable consists of (in thousands):

----------------------------------------------------------------------------------------------------------------------
                                                                                                  1999          1998
----------------------------------------------------------------------------------------------------------------------
Mortgage loans due through November 1, 2000                                                    $ 33,074       $ 38,015

Real estate mortgages, bearing interest at a weighted average interest rate of 8.28%,
due in varying amounts through May 1, 2019                                                        2,168          2,437

Other                                                                                                --             74
----------------------------------------------------------------------------------------------------------------------
                                                                                               $ 35,242       $ 40,526
======================================================================================================================

         Aggregate principal payments in subsequent fiscal years are as follows (in thousands): 2000-$4,290; 2001-$29,441; 2002-$97; 2003-$544; 2004-$73 and
$797 thereafter.

         As of January 31, 1999, the mortgage loans due through November 1, 2000 provide for interest at LIBOR plus .875% To 1.75% per annum, depending on the ratio of Funded Debt, as defined. Based on such ratio as of January 31, 1999, the interest rate is LIBOR plus 1.125% which amounted to 6.06%. Principal payments aggregate $303,000 per month through December 1, 1999 and $393,000 thereafter through October 1, 2000 with the balance of $25,811,000 due on November 1, 2000.

         Certain mortgages payable are collateralized by real estate having an aggregate net book value of approximately $161,136,000 as of January 31, 1999.

         As of January 31, 1999, the Company had uncommitted lines of credit with two banks in the aggregate amount of $25,000,000, of which $4,500,000 was utilized for short-term borrowings and $5,885,000 was utilized in the form of outstanding letters of credit relating to insurance obligations. Borrowings under such lines of credit are unsecured and bear interest at the bank's prime rate or, at the Company's option, 1.0% to 1.1% above LIBOR. Such lines of credit are subject to renewal at the discretion of each bank.


7. ENVIRONMENTAL REMEDIATION COSTS

The Company is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Environmental expenses have been attributable to remediation, monitoring, soil disposal and governmental agency reporting (collectively, "Remediation Costs") incurred in connection with contaminated sites and the replacement or upgrading of USTs to meet federal, state and local environmental standards, as well as routine monitoring and tank testing. For the years ended January 31, 1999, 1998 and 1997, net environmental expenses included in the Company's consolidated statements of operations amounted to $16,905,000, $8,255,000 and $34,162,000, respectively, which amounts were net of probable recoveries from state UST remediation funds.

        Under the Master Lease with Marketing, the Company committed to a program to bring the leased properties with known environmental problems to regulatory closure and, thereafter, transfer all future environmental risks with respect to such properties from the Company to Marketing. In order to establish the Remediation Costs obligation and estimate the incremental cost of accelerated remediation, the Company commissioned a detailed property-by-property environmental study of all retail outlets in fiscal 1997, with the objective of achieving closure in approximately five years. As a result, the Company revised its estimate of future Remediation Costs in the fourth quarter of fiscal 1997 and recorded a pre-tax charge in such quarter for Remediation Costs of $21,182,000. The pre-tax charge resulted from the acceleration of remediation activities to be paid by the Company through more aggressive means of treating contaminated sites to bring them to closure in approximately five years, which resulted in significant incremental Remediation Costs, changes in estimated Remediation Costs at previously identified properties, including costs to be incurred in connection with UST upgrades, and additional charges to comply with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities."

Getty Realty Corp.
and Subsidiaries


                                   Continued

         The Company has agreed to pay all costs relating to, and to indemnify Marketing for, all known pre-spin-off environmental liabilities and obligations as scheduled in the Master Lease, upgrades necessary to cause USTs to conform to the 1998 federal standards (the "1998 Standards") as scheduled in the Master Lease, and all environmental liabilities and obligations arising out of discharges with respect to properties containing USTs that had not been upgraded to meet the 1998 Standards that are discovered prior to the date such USTs are upgraded to meet the 1998 Standards (collectively, the "Realty Environmental Liabilities"). The Company will also collect recoveries from state UST remediation funds related to the Realty Environmental Liabilities.

         As of January 31, 1999 and 1998, the Company had accrued $34,251,000 and $38,297,000, respectively, as management's best estimate for environmental remediation costs. As of January 31, 1999 and 1998, the Company had also recorded $10,369,000 and $15,387,000, respectively, as management's best estimate for recoveries from state UST remediation funds related to such environmental obligations and liabilities. In addition, as of January 31, 1999, the Company estimates that capital expenditures with respect to tank replacements will approximate $4,300,000. In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in the Company's financial statements as they become known. Although future environmental expenditures may have a significant impact on results of operations for any single fiscal year or interim period, the Company currently believes that such costs will not have a material adverse effect on the Company's financial position.


8. INCOME TAXES

         The provision (credit) for income taxes is summarized as follows (in thousands):

--------------------------------------------------------------------------------------------------
                                                          1999            1998           1997
--------------------------------------------------------------------------------------------------
Continuing operations                                  $    5,337      $    5,697     $   (5,067)
Discontinued operations:
  Operations                                                  (84)             69            129
  Disposal                                                  1,902              --             --
--------------------------------------------------------------------------------------------------
                                                            1,818              69            129
--------------------------------------------------------------------------------------------------
Provision (credit) for income taxes                    $    7,155      $    5,766     $   (4,938)
==================================================================================================

         The provision (credit) for income taxes is comprised as follows (in thousands):

--------------------------------------------------------------------------------------------------
                                                          1999            1998           1997
--------------------------------------------------------------------------------------------------
Federal:
  Current                                              $    5,314      $    2,697     $    3,880
  Deferred                                                   (120)          1,557         (7,718)
State and local:
  Current                                                     966             990          1,487
  Deferred                                                    995             522         (2,587)
--------------------------------------------------------------------------------------------------
Provision (credit) for income taxes                    $    7,155      $    5,766     $   (4,938)
==================================================================================================

         The tax effects of temporary differences which comprise the deferred tax assets and liabilities are as follows (in thousands):

--------------------------------------------------------------------------------------------------
                                                                     1999            1998
--------------------------------------------------------------------------------------------------
Real estate                                                      $  (44,028)     $  (46,133)
Environmental remediation costs, net                                 13,257          13,322
Other accruals                                                        1,576           1,671
Other                                                                (1,015)          1,421
--------------------------------------------------------------------------------------------------
Net deferred tax liabilities                                     $  (30,210)     $  (29,719)
==================================================================================================

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENT


Getty Realty Corp.
and Subsidiaries


         The following is a reconciliation of the expected statutory federal income tax provision (credit) and the actual provision (credit) for income taxes (in thousands):

----------------------------------------------------------------------------------------------------------------------
                                                                               1999            1998             1997
----------------------------------------------------------------------------------------------------------------------
Expected provision (credit) at statutory federal income tax rate           $    5,910      $    4,661     $   (4,799)
State and local income taxes, net of federal benefit                            1,288             994           (726)
Nondeductible expenses                                                             --              --            576
Other                                                                             (43)            111             11
----------------------------------------------------------------------------------------------------------------------
Provision (credit) for income taxes                                        $    7,155      $    5,766     $   (4,938)
======================================================================================================================

9. STOCKHOLDERS' EQUITY:

A summary of the changes in stockholders' equity for the three years ended January 31, 1999 is as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Accumulated
                                                                            Retained     Treasury Stock,      Other
(in thousands,                  Preferred Stock    Common Stock    Paid-in  Earnings        at Cost       Comprehensive
except per share amounts)        Shares Amount    Shares  Amount   Capital  (Deficit)    Shares   Amount  Earnings (Loss)  Total
----------------------------------------------------------------------------------------------------------------------------------

Balance, February 1, 1996         --  $     --    13,553 $  1,355  $119,960  $ 3,481     (894)  $(14,090)    $(132)      $110,574
Comprehensive loss:
Net loss                                                                      (9,176)                                      (9,176)
Net unrealized gain on
  equity securities                                                                                            132            132

                                                                                                                         --------
  Total                                                                                                                    (9,044)
                                                                                                                         --------

Cash dividends--
  Common--$.12 per share                                                      (1,520)                                      (1,520)
Issuance of treasury
  stock, net                                                             (6)                8        126                      120
Stock options                                         30        3       339                                                   342
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1997         --        --    13,583    1,358   120,293   (7,215)    (886)   (13,964)       --        100,472
Net earnings                                                                   7,944                                        7,944
Spin-off of Marketing                                               (56,272)                                              (56,272)
Cash dividends--
  Common--$.12 per share                                                      (1,577)                                      (1,577)
Issuance of treasury
  stock, net                                                             (1)                3         41                       40
Stock options                                        863       87    15,679                                                15,766
Merger transaction             2,889    72,220      (883)  (1,309)  (12,614)              883     13,923                   72,220
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998      2,889    72,220    13,563      136    67,085     (848)      --         --        --        138,593
Net earnings                                                                  10,056                                       10,056
Cash dividends:
  Common--$.40 per share                                                      (5,426)                                      (5,426)
  Preferred--$1.775 per share                                                 (5,128)                                      (5,128)
Issuance of common stock                               2                 33                                                    33
Stock options                                          1                (97)                                                  (97)
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1999      2,889  $ 72,220    13,566 $    136  $ 67,021  $(1,346)(a)   --   $     --     $  --       $138,031
==================================================================================================================================

(a) Net of $103,803 transferred from retained earnings to common stock and paid-in capital as a result of accumulated stock dividends.



        On January 30, 1998, the Company and Power Test Investors Limited Partnership (the "Partnership"), a publicly traded real estate limited partnership, completed a merger transaction to combine their assets and operations. As a result of the transaction, the Company acquired 295 fee properties, consisting of 290 service station and convenience store properties and five terminals, which were previously leased by the Company from the Partnership.

Getty Realty Corp.
and Subsidiaries

                                   Continued


         In connection with the merger, a new Maryland holding company was created which adopted the name Getty Realty Corp. Unitholders of the Partnership received 2,888,798 shares of Series A Participating Convertible Redeemable Preferred Stock of new Getty Realty Corp. in exchange for their Partnership units. Each share of this new issue of preferred stock has voting rights of and is convertible into 1.1312 shares of common stock of Getty Realty Corp. and pays stated cumulative dividends of $1.775 per annum, or if greater, the per share dividends paid on Getty Realty Corp. common stock. Commencing February 1, 2001, the Company may redeem all or a portion of the preferred stock at a purchase price of $25.00 per share plus accumulated, accrued and unpaid dividends, if the closing price of the Company's common stock exceeds $22.10 per share for a period of ten cumulative trading days within 90 days prior to the date of notice of redemption. In the event of a liquidation, dissolution or winding up of the Company, holders of the preferred stock will have the right to liquidation preferences in the amount of $25.00 per share, plus accumulated, accrued and unpaid dividends, before any payment to holders of the Company's common stock. Common stockholders of the Company exchanged their shares of common stock on a one-for-one share basis for new Getty Realty Corp. common stock. The former Getty Realty Corp. changed its name to Getty Properties Corp. and is now a wholly-owned subsidiary of new Getty Realty Corp.

         The merger has been accounted for as a purchase with the purchase price being assigned to the net assets acquired based on the fair value of such assets and liabilities at the date of acquisition as follows (in thousands):

--------------------------------------------------------------------
Real estate, net                                       $    135,633
Cash                                                          1,757
Debt                                                        (26,625)
Deferred income taxes                                       (44,768)
Other                                                         6,223
--------------------------------------------------------------------
Net assets acquired                                    $     72,220
====================================================================

         The following unaudited pro forma summary presents the combined results of operations of the Company and the Partnership, after eliminating the financial effects of the spun-off Marketing business, as if the acquisition had occurred on February 1, 1996:

--------------------------------------------------------------------------------------------
                                                                   Years ended January 31,
--------------------------------------------------------------------------------------------
(in thousands, except per share amounts)                             1998           1997
--------------------------------------------------------------------------------------------
Revenues                                                         $   63,203     $   60,666
Net earnings from continuing operations                               6,978          7,446
Diluted earnings per common share from continuing operations            .14            .18


         These unaudited pro forma results are not necessarily indicative of the financial results that would have occurred had the acquisition been completed at the beginning of the earliest period presented, nor do they purport to be indicative of future results.

10. EMPLOYEE BENEFIT PLANS

The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for employees meeting certain service requirements and a Supplemental Plan for executives. Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Board of Directors. Also, under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to 50% of such contributions but in no event more than 3% of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to 10% of his compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the plans approximated $126,000, $89,000 and $623,000 for the years ended January 31, 1999, 1998 and 1997, respectively, the latter year of which included $557,000 for Marketing. In addition, the Company contributed $328,000 to a union welfare plan for the year ended January 31, 1997 related to Marketing. Such amounts are included in the accompanying consolidated statements of operations.

         The Company has a Stock Option Plan (the "Plan") which authorizes the Company to grant options to purchase shares of the Company's common stock. The aggregate number of shares of the Company's common

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Getty Realty Corp.
and Subsidiaries

stock which may be made the subject of options under the Plan shall not exceed 1,100,000 shares, subject to further adjustment for stock dividends and stock splits. The Plan provides that options are exercisable starting one year from the date of grant, on a cumulative basis at the annual rate of 25 percent of the total number of shares covered by the option.

        Immediately prior to the spin-off of its petroleum marketing business to its stockholders, each holder of an option to acquire shares of the Company's common stock received, in exchange therefor, two separately exercisable options: one to purchase shares of the Company's common stock (a "Realty Option") and one to purchase shares of Marketing common stock (a "Marketing Option"), each exercisable for the same number of shares and containing substantially equivalent terms as the pre-distribution option. The exercise price of each Realty Option and Marketing Option was set so as to preserve the Aggregate Spread (as defined below) in value attributed to the options currently held by such directors, officers and key employees. The "Aggregate Spread" is an amount representing the difference between the exercise price of an option and the price of a share of Company common stock immediately prior to the spin-off multiplied by the number of shares underlying such option. Certain unexercisable options covering a total of 223,587 shares became immediately exercisable at the date of the spin-off for persons covered by change of control agreements. Accordingly, in the year ended January 31, 1998, the Company recognized a charge to earnings of $2,166,000 at the date of the spin-off equal to the product of the number of such options and the difference between their exercise price and the then market price.

        The following is a schedule of stock option prices and activity relating to the Company's stock option plans for the three years ended January 31, 1999:

---------------------------------------------------------------------------------------------------------------------
                                             1999                          1998                       1997
---------------------------------------------------------------------------------------------------------------------
                                                    Weighted                     Weighted                   Weighted
                                      Number        Average        Number        Average       Number       Average
                                        of          Exercise         of          Exercise        of         Exercise
                                      Shares         Price         Shares        Price(a)      Shares       Price(a)
---------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year     363,553        $ 23.15      1,014,226       $ 10.28       927,428      $ 10.06
Granted                                   --(b)          --        349,236         23.65       166,400        11.40
Exercised                             (1,215)         10.89       (864,535)        10.15       (29,519)        8.97
Cancelled                             (4,219)         22.43       (135,374)        11.06       (50,083)       10.78
---------------------------------------------------------------------------------------------------------------------
Outstanding at end of year           358,119         $22.63        363,553       $ 23.15     1,014,226      $ 10.28
=====================================================================================================================
Exercisable at end of year           277,706         $23.14        242,779        $23.29       687,761      $ 10.34
=====================================================================================================================
Available for grant at end of year   740,666                       736,447                     176,881
=====================================================================================================================

(a) In connection with the spin-off, each Realty Option was reformed into separate options for Realty common stock and Marketing common stock. The exercise price of each reformed Realty Option shown herein, except new grants in 1998, represents 77.29% of the original exercise price.


(b) On December 14, 1998, the Company repriced 50,000 options granted in fiscal 1998 with an exercise price of $21.313 per share to $17.188 per share, as compared to the then market price of $13.063 per share.


        The following table summarizes information concerning options outstanding and exercisable at January 31, 1999:

-------------------------------------------------------------------------------------------------------------
                                   Options Outstanding                          Options Exercisable
-------------------------------------------------------------------------------------------------------------
                                          Weighted
                                          Average             Weighted                           Weighted
                                         Remaining            Average                            Average
       Range of          Number         Contractual           Exercise        Number             Exercise
   Exercise Prices     Outstanding      Life (Years)           Price        Exercisable           Price
-------------------------------------------------------------------------------------------------------------
    $9.56-14.40         13,102               5                 $11.01          13,102             $11.01
       17.19            50,000               9                  17.19          12,500              17.19
       24.06           295,017               5                  24.06         252,104              24.06
-------------------------------------------------------------------------------------------------------------
                       358,119                                                277,706
=============================================================================================================

        The Company accounts for its stock-based employee compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company recorded a stock compensation charge (credit) of ($199,000) and $8,683,000 for the years ended January 31, 1999 and 1998, respectively, since certain options required variable plan accounting treatment.

Getty Realty Corp.
and Subsidiaries
                                   Continued

         Had compensation cost for the Company's Plans been determined based upon the fair value methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings (loss) and net earnings
(loss) per share on a diluted basis would have been reduced to the following pro forma amounts:

--------------------------------------------------------------------------------------------------------------------
                                            1999                         1998                        1997
--------------------------------------------------------------------------------------------------------------------
                                 As Reported   Pro Forma      As Reported   Pro Forma      As Reported   Pro Forma
--------------------------------------------------------------------------------------------------------------------
Net earnings
  (loss) (in thousands)           $ 10,056     $  9,054        $  7,944      $ 7,513        $ (9,176)    $ (9,791)
Net earnings
  (loss) per common share              .36          .29             .60          .56            (.72)        (.77)

         The fair value of the options granted during the years ended January 31, 1998 and 1997 were estimated as $10.32 and $5.86 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

------------------------------------------------------------------------------------------------------
                                                                                  1998         1997
------------------------------------------------------------------------------------------------------
Expected dividend yield                                                             .5%          .8%
Expected volatility                                                                 35%          35%
Risk-free interest rate                                                            5.5%         6.2%
Expected life of options (years)                                                     7            6

------------------------------------------------------------------------------------------------------

11. QUARTERLY FINANCIAL DATA

The following is a summary of the quarterly results of operations for the years ended January 31, 1999 and 1998 (unaudited as to quarterly information):

------------------------------------------------------------------------------------------------------------------------------
                                                                        THREE MONTHS ENDED                        YEAR ENDED
------------------------------------------------------------------------------------------------------------------------------
FISCAL 1999:                                       APRIL 30        JULY 31         OCTOBER 31       JANUARY 31    JANUARY 31
------------------------------------------------------------------------------------------------------------------------------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues from rental properties                    $ 14,795        $ 14,733         $ 14,711         $ 14,630     $ 58,869
Earnings from continuing operations                   5,769           3,505            1,486            2,078       12,838
  before income taxes
Net earnings from continuing operations               3,306           2,048              861            1,286        7,501
Net earnings (loss) from discontinued operations        223            (147)            (137)           2,616        2,555
Net earnings                                          3,529           1,901              724            3,902       10,056
Diluted earnings (loss) per common share:
  Continuing operations                                 .15(a)          .06(a)          (.03)(a)        --(a)          .17(a)
  Discontinued operations                               .02            (.01)            (.01)             .19          .19
  Net earnings (loss)                                   .17             .05             (.04)             .19          .36

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                                            Three months ended                     Year ended
------------------------------------------------------------------------------------------------------------------------------
Fiscal 1998:                                              April 30        July 31     October 31     January 31    January 31
------------------------------------------------------------------------------------------------------------------------------
                                                                        (in thousands, except per share amounts)
Revenues from rental properties                          $ 14,918        $ 14,906      $ 14,835      $ 14,790       $ 59,449
Earnings (loss) from continuing operations                  5,040(b)        3,503         5,577          (574)(c)     13,546(b)
  before income taxes
Net earnings (loss) from continuing operations              2,949           2,183         3,199          (482)         7,849
Net earnings (loss) from discontinued operations              258            (233)         (178)          248             95
Net earnings (loss)                                         3,207           1,950         3,021          (234)         7,944
Diluted earnings (loss) per common share:
  Continuing operations                                       .23             .16           .24          (.04)           .59
  Discontinued operations                                     .02            (.02)         (.01)          .02            .01
  Net earnings (loss)                                         .25             .15           .22          (.02)           .60

------------------------------------------------------------------------------------------------------------------------------

(a) After giving effect to preferred stock dividends of $1,282 for each of the four quarters aggregating $5,128 for the year ended January 31, 1999.

(b)  Includes equity in earnings of Marketing prior to the spin-off of $2,931.

(c)  Includes $4,048 of stock compensation charges.

12. LITIGATION CHARGE

In May 1996, a federal judge in the U. S. District Court for the Eastern District of New York entered a judgment in the amount of $8,400,000, plus interest, against the Company's former construction company subsidiary, which was sold in 1989. During the year ended January 31, 1997, the Company recorded a pre-tax charge of $5,802,000 related to the settlement of this litigation which is separately reflected in the accompanying consolidated statement of operations.

                      ------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS

                      ------------------------------------

To the Board of Directors
and Stockholders of Getty Realty Corp.:

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Getty Realty Corp. and Subsidiaries (the "Company") at January 31, 1999 and January 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP
New York, New York
March 11, 1999

                      ------------------------------------

                                 CAPITAL STOCK

                      ------------------------------------

         The common stock of Getty Realty Corp. is traded on the New York Stock Exchange (symbol: "GTY"). At April 22, 1999, there were approximately 2,800 holders of record of Getty Realty's common stock. The price range of common stock and cash dividends paid with respect to each share of common stock during the past two fiscal years were as follows:

------------------------------------------------------------------------------
                                        Price Range
                                     -----------------       Cash Dividends
Quarter Ending                       High          Low          Per Share
------------------------------------------------------------------------------
January 31, 1999                     $16 1/2       $12 1/8        $ .10
October 31, 1998                      18 11/16      13 1/4          .10
July 31, 1998                         22 5/16       18 1/2          .10
April 30, 1998                        24 3/4        22 1/4          .10


January 31, 1998                      24 5/16       18 7/16         .03
October 31, 1997                      19 1/16       17 1/8          .03
July 31, 1997                         18 3/8        16 5/8          .03
April 30, 1997                        21 3/8        15 1/2          .03


         The preferred stock of Getty Realty Corp. commenced trading in February 1998 on the New York Stock Exchange (symbol: "GTY PrA"). At April 22, 1999, there were approximately 400 holders of record of Getty Realty's preferred stock. The price range of preferred stock and cash dividends paid with respect to each share of preferred stock during the past fiscal year were as follows:


---------------------------------------------------------------------
                                Price Range
                             -----------------       Cash Dividends
Quarter Ending               High          Low          Per Share
---------------------------------------------------------------------
January 31, 1999             $ 22        $ 20           $  .44375
October 31, 1998               24          18 1/4          .44375
July 31, 1998                  27          23 1/2          .44375
April 30, 1998                 29          26 1/2          .44375