Form 10-K405, Exhibit 13
period 2000-01-31
GETTY REALTY CORP /MD/
filed 2000-04-28
CIK 1052752

                             SELECTED FINANCIAL DATA

                            -------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL DATA                                            Years ended January 31,
                                               ----------------------------------------------------------------
(in thousands, except per share amounts)         2000         1999      1998 (a)      1997 (a)        1996 (a)
                                               ---------   ---------   ----------    ----------      ----------
Total revenues                                 $  63,859   $  61,341   $   62,817    $  892,456      $  798,967
Earnings (loss) from continuing operations
  before income taxes and cumulative effect
  of accounting change
                                                  26,105      12,838       13,546(b)    (14,395)(c)      21,058
Net earnings (loss)                               15,014      10,056        7,944        (9,176)          12,634(d)
Diluted earnings (loss) per common share:
  Continuing operations                              .73         .17          .59          (.74)             .97(d)
  Discontinued operations                             --         .19          .01           .01              .02
  Net earnings (loss)                                .73         .36          .60          (.72)            1.00(d)
Cash dividends per share:
  Preferred                                        1.775       1.775           --            --               --
  Common                                             .40         .40          .12           .12              .06
Total assets                                     260,752     261,084      265,661       290,664          275,006
Total debt                                        43,993      39,742       40,526        41,592           51,586
Stockholders' equity                             141,811     138,031      138,593       100,472          110,574

(a) Includes financial results of the petroleum marketing business prior to its spin-off to the Company's stockholders on March 21, 1997.

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

PRO FORMA SUPPLEMENTAL FINANCIAL HIGHLIGHTS AND SELECTED DATA (Unaudited)

(in thousands, except number of properties)     2000        1999      1998(e)       1997(e)        1996(e)
                                               --------   --------   --------      --------       --------
FISCAL YEAR ENDED JANUARY 31,
Revenues from rental properties                $ 58,889   $ 58,869   $ 59,449      $ 58,653       $ 57,177
Other income                                      4,970      2,472      3,368         1,570          5,726
                                               --------   --------   --------      --------       --------
  Total revenues                                 63,859     61,341     62,817        60,223         62,903
Adjusted EBITDA (f)                              41,519     39,874     41,516        45,259         41,048
Net earnings                                     15,014     10,056      6,213         6,049          8,970(d)
Capital expenditures                             14,979     25,222     11,259         6,913          6,260

AS OF JANUARY 31,
Real estate before accumulated depreciation     316,002    307,793    284,092       190,524        183,621
Total assets                                    260,752    261,084    265,661       155,164        150,508
Capitalization:
  Total debt                                     43,993     39,742     40,526        41,592         51,586
  Stockholders' equity                          141,811    138,031    138,593        45,931         60,263
                                               --------   --------   --------      --------       --------
  Total capitalization                          185,804    177,773    179,119        87,523        111,849
NUMBER OF PROPERTIES:
  Owned                                             757        740        736           441            439
  Leased                                            361        379        404           732            734
                                               --------   --------   --------      --------       --------
  Total properties                                1,118      1,119      1,140         1,173          1,173

(e) Excludes the petroleum marketing business which was spun-off on March 21, 1997. This data is presented for informational purposes only and is not necessarily indicative of the financial results that would have occurred had Realty been operated as separate, stand-alone entity during such periods nor is the information presented necessarily indicative of future results.

(f) Adjusted EBITDA is defined as earnings from continuing operations before interest expense, income taxes, depreciation and amortization, adjusted to exclude environmental expense, stock option, change of control and litigation items and other income (except mortgage receivable interest income). Adjusted EBITDA provides additional information for evaluating financial results and is presented solely as a supplemental measure. Adjusted EBITDA is not intended to represent cash flow and should not be construed as an alternative to either cash flow, net income, or any other measure of financial performance presented in accordance with generally accepted accounting principles.

                             MANAGEMENT'S DISCUSSION
          AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                   ------------------------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES


GENERAL

         Prior to the spin-off of its petroleum marketing business to stockholders on March 21, 1997, Getty Realty Corp. was principally engaged in the ownership and leasing of real estate as well as the marketing and distribution of petroleum products. In December 1998, we sold the Pennsylvania and Maryland heating oil business. The results of operations of the heating oil business have been reclassified as discontinued in the accompanying financial statements for the years ended January 31, 1999 and 1998. We are now a real estate company specializing in service stations, convenience stores and petroleum marketing terminals. We lease most of our properties on a long-term net basis to the spun-off company, Getty Petroleum Marketing Inc. ("Marketing").

         In order to make the following discussion of our results of operations more meaningful, the financial results of the spun-off petroleum marketing business and the sold heating oil business, which is shown as a discontinued operation, have been excluded from the narrative presented below. The net earnings of Marketing included in the accompanying consolidated statement of operations for the period prior to its spin-off, February 1, 1997 to March 21, 1997, were $1.7 million. The net earnings of the discontinued heating oil business were $2.6 million and $0.1 million for the fiscal years ended January 31, 1999 and 1998, respectively. See Notes 2 and 3 to the consolidated financial statements for separate financial information relating to the spun-off petroleum marketing business and the discontinued heating oil business.

         Our financial results largely depend on rental income from Marketing and other lessees and sublessees. Our financial results are materially dependent upon the ability of Marketing to meet its obligations under the master lease entered into on February 1, 1997 (the "Master Lease"); however, we do not anticipate that Marketing will have difficulty in making all required rental payments in the foreseeable future.


RESULTS OF OPERATIONS

FISCAL YEAR ENDED JANUARY 31, 2000 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
1999

         Revenues from rental properties for each of the years ended January 31, 2000 ("fiscal 2000") and 1999 ("fiscal 1999") were $58.9 million. Approximately $56.4 million of these rentals for each fiscal year were from properties leased to Marketing under the Master Lease.

         Other income was $5.0 million for fiscal 2000 as compared with $2.5 million for fiscal 1999. The $2.5 million increase was primarily due to higher gains on dispositions of real estate of $1.8 million and the settlement of a lawsuit resulting in the elimination of a $1.2 million reserve, partially offset by lower investment income.

         Rental property expenses, which are principally comprised of rent expense and real estate taxes, decreased from fiscal 1999 by $0.8 million (6.1%) to $12.1 million for fiscal 2000 due to a reduction in the number of properties leased.

         Environmental and maintenance expenses for fiscal 2000 were $6.8 million, a decrease of $10.5 million from the prior year. The current year included an environmental charge of $6.6 million, of which $4.4 million represented a change in estimated remediation costs associated with contamination discovered during work performed to meet certain federal underground storage tank standards and revisions to estimates at other sites where remediation is ongoing. The prior year included an environmental charge of $16.9 million, of which $14.8 million represented a change in estimated remediation costs or revisions to prior estimates.

         General and administrative expenses for fiscal 2000 were $5.6 million, a decrease of $0.5 million from the prior year. The decrease was principally due to lower legal and professional fees, partially offset by a higher retrospective insurance charge relating to the spun-off petroleum marketing business. Included in general and administrative expenses for fiscal 2000 and 1999 are $749 thousand and $960 thousand, respectively, of net fees paid by the Company to Marketing for certain administrative and technical services performed under a services agreement.

         Depreciation and amortization for fiscal 2000 was $10.4 million, an increase of $1.0 million over the prior year as a result of capital expenditures and property acquisitions.

         Interest expense for fiscal 2000 was $2.7 million, comparable to fiscal 1999.

                             MANAGEMENT'S DISCUSSION
          AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                 ----------------------------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES


FISCAL YEAR ENDED JANUARY 31, 1999 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
1998

         Revenues from rental properties for fiscal 1999 were $58.9 million, a 1.0% decrease from the $59.4 million realized for the year ended January 31, 1998 ("fiscal 1998"). Approximately $56.4 million and $57.0 million of these rentals for fiscal 1999 and 1998, respectively, were from properties leased to Marketing under the Master Lease.

         Other income was $2.5 million for fiscal 1999 as compared with $3.4 million for fiscal 1998. The $0.9 million decrease was primarily due to $0.7 million of management fees for administrative and other services provided to Power Test Investors Limited Partnership ("PTI") in fiscal 1998, which were eliminated as a result of the merger of PTI into the Company on January 30, 1998.

         Rental property expenses, which are principally comprised of rent expense and real estate taxes, decreased from fiscal 1998 by $0.7 million (5.0%) to $12.9 million for fiscal 1999 due to a decrease in the number of properties leased.

         Environmental and maintenance expenses for fiscal 1999 were $17.3 million, an increase of $8.7 million from the prior year. Fiscal 1999 included an environmental charge of $16.9 million, of which $14.8 million represented a change in estimated remediation costs associated with contamination discovered during work performed to meet the federal underground storage tank standards and revisions to estimates on previously identified sites where remediation is ongoing. The prior year included an environmental charge of $8.3 million, of which $6.2 million represented a change in estimated remediation costs or revisions to prior estimates.

         General and administrative expenses for fiscal 1999 were $6.1 million, a decrease of $7.2 million from the prior year. The decrease was principally due to a charge of $8.7 million recorded during fiscal 1998 for stock compensation resulting from a change in the Company's stock price, partially offset by higher insurance costs, legal and other professional fees during fiscal 1999.

         Depreciation and amortization for fiscal 1999 was $9.4 million, comparable to fiscal 1998.

         Interest expense for fiscal 1999 was $2.7 million, a decrease of $2.3 million from the prior year. The decrease was principally due to the elimination of capitalized lease obligations as a result of the merger of PTI into the Company on January 30, 1998.

         During fiscal 1998, the Company recorded a charge of $2.2 million related to change of control agreements in connection with the spin-off of Marketing.


LIQUIDITY AND CAPITAL RESOURCES

         Our principal sources of liquidity are cash flows from our business and short-term uncommitted lines of credit with two banks. Management believes that cash requirements for our business, including capital expenditures and debt service can be met by cash flows from operations, available cash and equivalents and credit lines. As of January 31, 2000, we had lines of credit amounting to $25 million, which may be utilized for working capital borrowings and letters of credit. As of January 31, 2000, we were utilizing $14.8 million of the lines of credit for short-term borrowings and $3.1 million in connection with outstanding letters of credit. Borrowings under the lines of credit are unsecured and bear interest at the prime rate or, at our option, LIBOR plus 1.0% or 1.1%. The lines of credit are subject to renewal at the discretion of the banks. Although we expect that the existing sources of liquidity will be sufficient to meet our expected business and debt service requirements, we may be required to obtain additional sources of capital in the future, which we believe are available.

         In order to improve cash flow for fiscal 2001, we recently negotiated an extension of the maturity date of a $23 million mortgage loan from November 1, 2000 to March 1, 2005. The mortgage loan calls for monthly principal payments of $175,000 with the balance payable on maturity in 2005.

         During fiscal 2000 and 1999, we declared quarterly cash common stock dividends of $.10 per share and quarterly preferred stock dividends of $.44375 per share. These dividends aggregated $10.6 million for each of fiscal 2000 and 1999. During the first quarter of fiscal 2001, the Board increased the quarterly cash common stock dividend to $.15 per share.

                                    continued

                        ---------------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES


         In December 1999, the Board of Directors authorized the purchase, from time to time, in the open market or in private transactions, of up to an aggregate of 300,000 shares of Common Stock and Series A Participating Convertible Redeemable Preferred Stock. As of January 31, 2000, we had repurchased 60,016 shares of common stock and 700 shares of preferred stock at an aggregate cost of $0.7 million. In February 2000, we completed this stock buyback program, which resulted in the repurchase of 295,600 shares of common stock and 4,400 shares of preferred stock at an aggregate cost of $3.6 million. In March 2000, the Board approved the purchase of up to an aggregate of 500,000 additional shares of the Company's common and preferred stock. As of April 18, 2000, we had repurchased 460,186 shares of common and preferred stock at an aggregate cost of $5.8 million.

         Capital expenditures, including acquisitions, for fiscal 2000, 1999 and 1998 were $15.0 million, $25.2 million and $11.3 million, respectively, including $4.7 million, $17.9 million and $8.0 million, respectively, for the replacement of underground storage tanks and vapor recovery facilities at gasoline stations. These expenditures and certain environmental liabilities and obligations continue to be our responsibility after the spin-off.


ENVIRONMENTAL MATTERS

         We are subject to numerous federal, state and local laws and regulations, including matters relating to the protection of the environment. Environmental expenses have been attributable to remediation, monitoring, soil disposal and governmental agency reporting (collectively, "Remediation Costs") incurred in connection with contaminated sites and the replacement or upgrading of underground storage tanks, related piping, underground pumps, wiring and monitoring devices (collectively, "USTs") to meet federal, state and local environmental standards, as well as routine monitoring and tank testing.

         Under the Master Lease with Marketing, we committed to a program to bring the leased properties with known environmental problems to regulatory closure and, thereafter, transfer all future environmental risks to Marketing. Upon achieving closure of each individual site, our environmental liability under the Master Lease for that site will be satisfied, and future remediation obligations will be the responsibility of Marketing.

         We have agreed to pay all costs relating to, and to indemnify Marketing for, all known pre-spin-off environmental liabilities and obligations as scheduled in the Master Lease, and all other environmental liabilities and obligations arising out of discharges with respect to properties containing USTs that had not been upgraded to meet the 1998 federal standards that were discovered prior to the date the USTs were upgraded to meet the 1998 federal standards (collectively, the "Realty Environmental Liabilities"). We collect recoveries from state UST remediation funds related to the Realty Environmental Liabilities.

         Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the estimates of environmental remediation costs, we consider, among other things, enacted laws and regulations, assessments of contamination, currently available technologies for treatment, alternative methods of remediation and prior experience. These estimates are subject to change as these contingencies become more clearly defined and remediation treatment progresses. For fiscal 2000, 1999 and 1998, net environmental expenses included in our consolidated statements of operations were $6.6 million, $16.9 million and $8.3 million, respectively, which amounts were net of probable recoveries from state UST remediation funds.

                             MANAGEMENT'S DISCUSSION
          AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                ------------------------------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES

         As of January 31, 2000 and 1999, we had accrued $26.4 million and $34.3 million, respectively, as management's best estimate for environmental remediation costs. As of January 31, 2000 and 1999, we had also recorded $9.9 million and $10.4 million, respectively, as management's best estimate for recoveries from state UST remediation funds related to environmental obligations and liabilities. In view of the uncertainties associated with environmental expenditures, however, we believe it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in our financial statements as they become known. Although environmental costs may have a significant impact on results of operations for any single fiscal year or interim period, we believe that these costs will not have a material adverse effect on our financial position.

         We cannot predict what environmental legislation or regulations may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws which may develop in the future, could have an adverse effect on our financial position or operations or our lessees and could require us to make substantial additional expenditures for future remediation or the installation and operation of required environmental or pollution control systems and equipment.


YEAR 2000

         We implemented a comprehensive program to address the Year 2000 issues which was completed as of December 31, 1999. As a result of these efforts, we have not experienced any disruptions to our systems or operations. The cost of these Year 2000 efforts was not material since most of the work was performed by Marketing personnel pursuant to the administrative services agreement. Although unlikely, the possibility still exists that interruptions to our systems could occur from the Year 2000 issue.


SPECIAL FACTORS REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When we use the words "believes," "expects," "plans," "estimates" and similar expressions, we intend to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance and achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to: risks associated with owning and leasing real estate generally; dependence on Marketing as a lessee and on rentals from companies engaged in the petroleum marketing and convenience store businesses; competition for locations and tenants; risk of tenant non-renewal; the effects of regulation; our expectations as to the cost of completing environmental remediation; and potential effects of Year 2000 issues.

         As a result of these and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price. An investment in our stock involves various risks, including those mentioned above and elsewhere in this report and those which are detailed from time to time in our other filings with the Securities and Exchange Commission.

         You should not place undue reliance on forward-looking statements, which reflect our view only as of the date hereof. We undertake no obligation to publicly release revisions to these forward-looking statements that reflect future events or circumstances or reflect the occurrence of unanticipated events.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                  -------------------------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                                                                For the years ended January 31,
                                                                             -------------------------------------
(in thousands, except per share amounts)                                        2000        1999          1998(*)
                                                                             ----------   ----------    ----------
Revenues:
  Revenues from rental properties                                            $   58,889   $   58,869    $   59,449
  Other income                                                                    4,970        2,472         3,368
                                                                             ----------   ----------    ----------
                                                                                 63,859       61,341        62,817
Equity in earnings of Getty Petroleum Marketing Inc.                                 --           --         2,931
                                                                             ----------   ----------    ----------
                                                                                 63,859       61,341        65,748
                                                                             ----------   ----------    ----------
Rental property expenses                                                         12,126       12,910        13,583
Environmental and maintenance expenses                                            6,813       17,320         8,634
General and administrative expenses                                               5,642        6,129        13,297
Depreciation and amortization                                                    10,425        9,418         9,514
Interest expense                                                                  2,748        2,726         5,008
Change of control charge                                                             --           --         2,166
                                                                             ----------   ----------    ----------
                                                                                 37,754       48,503        52,202
                                                                             ----------   ----------    ----------
Earnings from continuing operations before provision for income taxes            26,105       12,838        13,546
Provision for income taxes                                                       11,091        5,337         5,697
                                                                             ----------   ----------    ----------
Net earnings from continuing operations                                          15,014        7,501         7,849
                                                                             ----------   ----------    ----------

Discontinued operations:
  Earnings (loss) from operations, net of income taxes                               --         (119)           95
  Gain on disposal, net of income taxes                                              --        2,674            --
                                                                             ----------   ----------    ----------
Net earnings from discontinued operations                                            --        2,555            95
                                                                             ----------   ----------    ----------
Net earnings                                                                     15,014       10,056         7,944
Preferred stock dividends                                                         5,128        5,128            --
                                                                             ----------   ----------    ----------
Net earnings applicable to common stockholders                               $    9,886   $    4,928    $    7,944
                                                                             ==========   ==========    ==========

Basic earnings per common share:
  Continuing operations                                                      $      .73   $      .17    $      .60
  Discontinued operations                                                            --          .19           .01
  Net earnings                                                                      .73          .36           .60

Diluted earnings per common share:
  Continuing operations                                                             .73          .17           .59
  Discontinued operations                                                            --          .19           .01
  Net earnings                                                                      .73          .36           .60

Weighted average common shares outstanding:
  Basic                                                                          13,563       13,566        13,152
  Diluted                                                                        13,565       13,571        13,348

(*) Includes financial results of the petroleum marketing business prior to its spin-off to the Company's stockholders on March 21, 1997.

See accompanying notes.

                           CONSOLIDATED BALANCE SHEETS

                        ---------------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                                                                    January 31,
                                                                               ----------------------
(in thousands, except share data)                                                2000         1999
                                                                               ---------    ---------
ASSETS:
Real Estate:
  Land                                                                         $ 136,039    $ 131,976
  Buildings and improvements                                                     179,963      175,817
                                                                               ---------    ---------
                                                                                 316,002      307,793
  Less--accumulated depreciation and amortization                                 74,502       68,045
                                                                               ---------    ---------
    Real estate, net                                                             241,500      239,748
Cash and equivalents                                                                 651          657
Mortgages and accounts receivable, net                                             6,024        6,975
Recoveries from state underground storage tank funds                               9,883       10,369
Prepaid expenses and other assets                                                  2,694        3,335
                                                                               ---------    ---------
      Total assets                                                             $ 260,752    $ 261,084
                                                                               =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY:
Borrowings under credit lines                                                  $  14,800    $   4,500
Mortgages payable                                                                 29,193       35,242
Accounts payable and accrued expenses                                             12,440       18,042
Environmental remediation costs                                                   26,424       34,251
Deferred income taxes                                                             36,084       30,210
Income taxes payable                                                                  --          808
                                                                               ---------    ---------
      Total liabilities                                                          118,941      123,053
                                                                               ---------    ---------

Commitments and contingencies (Notes 4 and 5)

Stockholders' equity:
  Preferred stock, par value $.01 per share; authorized
    20,000,000 shares for issuance in series of which 3,000,000 shares are classified as Series A Participating Convertible Redeemable
    Preferred; issued 2,888,798 at January 31, 2000 and 1999                      72,220       72,220
  Common stock, par value $.01 per share; authorized
    50,000,000 shares; issued 13,567,335 at January 31, 2000
    and 13,566,233 at January 31, 1999                                               136          136
  Paid-in capital                                                                 67,036       67,021
  Retained earnings (deficit)                                                      3,114       (1,346)
  Preferred stock held in treasury, at cost (700 shares at January 31, 2000)         (14)          --
  Common stock held in treasury, at cost (59,916 shares at January 31, 2000)        (681)          --
                                                                               ---------    ---------
      Total stockholders' equity                                                 141,811      138,031
                                                                               ---------    ---------
      Total liabilities and stockholders' equity                               $ 260,752    $ 261,084
                                                                               =========    =========


See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                        ---------------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                                                For the years ended January 31,
                                                               --------------------------------
(in thousands)                                                   2000        1999        1998
                                                               --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                   $ 15,014    $ 10,056    $  7,944
Adjustments to reconcile net earnings to net cash provided
 by operating activities:
  Depreciation and amortization                                  10,425       9,418       9,514
  Deferred income taxes                                           5,874         491      (1,061)
  Net earnings from discontinued operations                          --      (2,555)        (95)
  Gain on dispositions of real estate                            (3,255)     (1,495)       (730)
  Equity in net earnings of Getty Petroleum Marketing Inc.           --          --      (1,731)
  Change of control charge                                           --          --       2,166
  Stock option (credit) charge                                       --        (110)      6,432
Changes in assets and liabilities, net of effect of
 acquisitions and dispositions:
  Mortgages and accounts receivable                                 951         547        (940)
  Recoveries from state underground storage tank funds              486       5,018         830
  Prepaid expenses and other assets                                 478         327      (1,184)
  Accounts payable and accrued expenses                          (5,602)       (484)     (1,878)
  Environmental remediation costs                                (7,827)     (4,046)     (7,837)
  Income taxes payable                                             (808)        808      (1,426)
                                                               --------    --------    --------
      Net cash provided by continuing operating activities       15,736      17,975      10,004
      Net cash provided by (used in) discontinued operations         --      (1,916)      1,636
                                                               --------    --------    --------
      Net cash provided by operating activities                  15,736      16,059      11,640
                                                               --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                           (4,817)    (18,860)     (8,057)
  Property acquisitions                                         (10,162)     (6,362)     (3,202)
  Proceeds from disposition of discontinued operations               --       7,661          --
  Proceeds from dispositions of real estate                       6,220       3,419       2,234
  Cash from acquisition of Power Test
    Investors Limited Partnership, net                               --          --       1,757
                                                               --------    --------    --------
      Net cash used in investing activities                      (8,759)    (14,142)     (7,268)
                                                               --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under credit lines                                  10,300       4,500          --
  Mortgage borrowings                                                --          --         306
  Repayment of mortgages payable                                 (6,049)     (5,284)     (5,287)
  Payments under capital lease obligations                           --          --      (6,373)
  Cash dividends                                                (10,554)    (10,554)     (1,577)
  Stock options, common and treasury stock, net                    (680)         46       7,208
                                                               --------    --------    --------
      Net cash used in financing activities                      (6,983)    (11,292)     (5,723)
                                                               --------    --------    --------
Net decrease in cash and equivalents                                 (6)     (9,375)     (1,351)
Cash and equivalents at beginning of year                           657      10,032      11,383
                                                               --------    --------    --------
Cash and equivalents at end of year                            $    651    $    657    $ 10,032
                                                               ========    ========    ========
Supplemental disclosures of cash flow information
 Cash paid during the year for:
    Interest                                                   $  2,438    $  2,794    $  5,009
    Income taxes, net                                             6,628       4,653       3,834

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

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

         Prior to the spin-off of its petroleum marketing business to its stockholders on March 21, 1997, the Company was principally engaged in the ownership and leasing of real estate as well as the marketing and distribution of petroleum products. In December 1998, the Company sold its heating oil business, Aero Oil Company. The Company now leases most of its properties on a long-term net basis to the spun-off company, Getty Petroleum Marketing Inc. ("Marketing"). The consolidated statement of operations of the Company for the year ended January 31, 1998 includes the financial results of the Marketing business under the caption "Equity in earnings of Getty Petroleum Marketing Inc." for the period from February 1, 1997 to March 21, 1997. For additional information regarding the spin-off, see Note 2. The results of operations of the heating oil business have been reclassified as discontinued in the accompanying financial statements for the years ended January 31, 1999 and 1998. For additional information regarding the sold heating oil business, see Note 3.

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

         Earnings per Common Share: Basic earnings per common share is computed by dividing net earnings less preferred dividends by the weighted average number of common shares outstanding during the year. Diluted earnings per common share also gives effect to the potential dilution from the exercise of stock options in the amounts of 2,000 shares, 5,000 shares and 196,000 shares for the years ended January 31, 2000, 1999 and 1998, respectively.

         For the years ended January 31, 2000 and 1999, conversion of the Series A Participating Convertible Redeemable Preferred stock (which was issued on January 30, 1998) into common stock utilizing the if-converted method would have been antidilutive and therefore conversion was not assumed for purposes of computing diluted earnings per common share.

                                    continued

                        ---------------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES



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

         Under the Services Agreement, Marketing provides certain administrative and technical services to the Company and the Company provides certain services to Marketing. The net fees paid by the Company to Marketing for services performed (after deducting the fees paid by Marketing to the Company for services provided by the Company) were $749,000 for the year ended January 31, 2000 and $960,000 for each of the years ended January 31, 1999 and 1998 and are included in general and administrative expenses in the consolidated statements of operations.

         The following is a summary of the financial results of the Marketing business included in the accompanying consolidated statement of operations for the fiscal 1998 period from February 1, 1997 to March 21, 1997. The financial information is presented for informational purposes only and is not necessarily indicative of the financial results that would have occurred had Marketing been operated as a separate, stand-alone entity during that period.

                                                Year ended January 31,
                                                ----------------------
(in thousands)                                           1998
                                                        ------
Earnings before income taxes                            $2,931
Provision for income taxes                               1,200
                                                        ------
Net earnings                                            $1,731
                                                        ======


3. DISCONTINUED OPERATIONS

         In December 1998, the Company sold its heating oil and propane business, Aero Oil Company. Proceeds from the sale were $7,661,000 and resulted in a pre-tax gain of $4,576,000 ($2,674,000 after-tax).

         Summary operating results of the discontinued heating oil operations is as follows:

                                              Years ended January 31,
                                              -----------------------
(in thousands)                                  1999           1998
                                              --------       --------
Revenues                                      $ 18,169       $ 27,022
                                              ========       ========
Earnings before income taxes                  $  4,373(a)    $    164
Provision for income taxes                       1,818             69
                                              --------       --------
Net earnings                                  $  2,555       $     95
                                              =========      ========

(a) Includes pre-tax gain of $4,576 on disposal of the business.


4. LEASES

         Effective February 1, 1997, the Company and Marketing entered into the Master Lease Agreement (the "Master Lease") under which, as of January 31, 2000, 1,013 retail outlets and 9 terminal facilities (the "Properties") were leased or subleased by the Company as the lessor to Marketing as the lessee. The Properties are used for gasoline sales, convenience store uses and other complementary or related lawful uses in conjunction with the sale of petroleum products and convenience store items, except when the provisions of any underlying lease are more restrictive. Marketing may sublet any property, provided that Marketing remains fully responsible for a sublessee's performance and, except in cases of economic abandonment (as described below), a sublease for non-petroleum purposes requires the Company's consent. The Master Lease is a "triple-net" lease, under which Marketing is responsible for all taxes, maintenance, repairs and insurance, except for certain retained environmental obligations, and obligations pertaining to certain underground storage tanks, related piping, underground pumps, wiring and monitoring devices (collectively, the "USTs"). For financial statement purposes, the Master Lease has been accounted for as an operating lease.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES

         Rent for each of the Properties was set using the fair market value of each Property, assuming the USTs had been upgraded to meet the 1998 federal standards and the Properties were free of known environmental contamination, since the Company is responsible for these items known at the date of the spin-off. Rent for each Property will increase at the end of each five-year period, commencing February 1, 2002, by the net increase in the Consumer Price Index for all items in the Northeast Region during the period, but not more than 15%. Rents for all Properties are payable in advance on the first day of the month. The initial term of the Master Lease is (i) fifteen years with respect to Properties owned in fee by the Company and leased to Marketing and (ii) the length of time remaining (which ranges up to fifteen years under the Master Lease) with respect to Properties leased by the Company from third parties and subleased to Marketing. The Master Lease includes four ten-year renewal options (or, with respect to category (ii) above, a shorter period as provided in the underlying lease), which may be exercised by Marketing with two years advance notice on an individual property basis for all Properties then subject to the Master Lease. For the subleased Properties, the Company has agreed to use reasonable efforts to extend the underlying lease terms upon conditions acceptable to Marketing. In the event that Marketing desires not to renew the sublease upon terms (including any underlying lease term extension negotiated by the Company) available to it, the Company may extend or renew the lease and sublease the Property to a third party after the end of Marketing's term.

         The Master Lease provides that if during the lease term Marketing determines that any of the leased premises have become uneconomic or unsuitable for their use as a service station or convenience store and has discontinued use of the Property or intends to discontinue use of the Property as a service station or convenience store within one year of the date of said determination, Marketing has the right to sublet the Property for any lawful use without the Company's consent. However, prior to the commencement of any sublease term, Marketing must remove any USTs on the Property and thereafter perform all requisite environmental investigations and/or remediations. Marketing has this right of economic abandonment with respect to no more than ten Properties during any fiscal year of the lease term. Marketing has no right of economic abandonment for the terminal facilities and the premises subject to third-party leases.

         Revenues from rental properties for the years ended January 31, 2000, 1999 and 1998, were $58,889,000, $58,869,000 and $59,449,000, respectively, of which $56,363,000, $56,411,000 and $57,001,000, respectively, was received from
Marketing under the Master Lease.

         Future minimum annual rentals receivable from Marketing under the Master Lease and from other lessees, which have initial terms in excess of one year as of January 31, 2000, are as follows (in thousands):

                                               Other
Years ending January 31,         Marketing    Lessees      Total
------------------------         ---------   ---------   --------
2001                             $  56,103   $   2,289   $ 58,392
2002                                55,696       1,878     57,574
2003                                55,121       1,494     56,615
2004                                54,297       1,209     55,506
2005                                53,661         930     54,591
Thereafter                         359,177       4,563    363,740
                                 ---------   ---------   --------
                                 $ 634,055   $  12,363   $646,418
                                 =========   =========   ========


         The Company has obligations to lessors under noncancelable operating leases which have terms (excluding options) in excess of one year, principally for gasoline stations. Substantially all of these leases contain renewal options and escalation clauses. Future minimum annual rentals payable under such leases are as follows (in thousands):

Years ending January 31,
------------------------
2001                                         $10,936
2002                                           9,775
2003                                           8,228
2004                                           6,958
2005                                           5,663
Thereafter                                    15,313
                                             -------
                                             $56,873
                                             =======

                                    CONTINUED

                          -----------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES



5. COMMITMENTS AND CONTINGENCIES

         The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In addition, the Company has retained responsibility for all pre-spin-off legal proceedings and claims relating to Marketing's business. These matters are not expected to have a material adverse effect on the Company's financial condition or results of operations.

         In order to minimize the Company's exposure to credit risk associated with financial instruments, the Company places its temporary cash investments with high credit quality institutions and, by policy, limits the amount invested with any one institution other than the U.S. Government.

         Prior to the spin-off, the Company was self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. Since the spin-off, the Company has maintained insurance coverage subject to modest deductibles. The Company's consolidated statements of operations for the fiscal years ended January 31, 2000, 1999 and 1998 included, in general and administrative expense, charges of $1,362,000, $518,000 and $161,000, respectively, for insurance. As of January 31, 2000 and 1999, the Company's consolidated balance sheets included, in accounts payable and accrued expenses, $2,269,000 and $4,361,000, respectively, relating to insurance obligations arising prior to the spin-off of the Marketing business.

         The Company's financial results largely depend on rental income from Marketing and to a lesser extent on other lessees and sublessees, and are therefore materially dependent upon the ability of Marketing to meet its obligations under the Master Lease. Marketing's financial results depend largely on retail marketing margins and rental income from its dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. The Company, however, does not anticipate that Marketing will have difficulty in making all required rental payments for the foreseeable future.


6. DEBT

         Mortgages payable consists of (in thousands):

                                                                                            2000         1999
                                                                                          --------     --------
Mortgage loan due through November 1, 2000                                                $  4,184     $  8,344
Mortgage loan due through March 1, 2005                                                     22,970       24,730
Real estate mortgages, bearing interest at a weighted average interest
   rate of 8.11%, due in varying amounts through May 1, 2019                                 2,039        2,168
                                                                                          --------     --------
                                                                                          $ 29,193     $ 35,242
                                                                                          ========     ========


         Aggregate principal payments in subsequent fiscal years are as follows (in thousands): 2001--$6,409; 2002--$2,230; 2003--$2,680; 2004--$2,211;
2005--$2,539 and $13,124 thereafter.

         As of January 31, 2000, the mortgage loan due through November 1, 2000 provides for interest at LIBOR plus .875% to 1.75% per annum, depending on the ratio of Funded Debt, as defined. Based on such ratio as of January 31, 2000, the interest rate is LIBOR plus 1.0% which amounted to 6.86%. Principal payments are $218,000 per month through October 1, 2000 with the balance of $2,222,000 due on November 1, 2000.

         The mortgage loan due March 1, 2005, as amended on March 1, 2000, provides for interest at LIBOR plus .75% to 1.75% per annum, depending on the ratio of Funded Debt, as defined. Based on such ratio as of January 31, 2000, the interest rate would have been LIBOR plus 1.125% which amounts to 6.98%. Principal payments are $175,000 per month through February 1, 2005, with the balance of $12,295,000 due on March 1, 2005.

         Certain mortgages payable are collateralized by real estate having an aggregate net book value of approximately $73,890,000 as of January 31, 2000.

         As of January 31, 2000, the Company had uncommitted lines of credit with two banks in the aggregate amount of $25,000,000, of which $14,800,000 was utilized for short-term borrowings and $3,053,000 was utilized in the form of outstanding letters of credit relating to insurance obligations. Borrowings under the lines of credit are unsecured and bear interest at the bank's prime rate or, at the Company's option, 1.0% to 1.1% above LIBOR. The lines of credit are subject to renewal at the discretion of each bank.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          ----------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES


7. ENVIRONMENTAL REMEDIATION COSTS

         The Company is subject to numerous federal, state and local laws and regulations, including matters relating to the protection of the environment. Environmental expenses have been attributable to remediation, monitoring, soil disposal and governmental agency reporting (collectively, "Remediation Costs") incurred in connection with contaminated sites and the replacement or upgrading of USTs to meet federal, state and local environmental standards, as well as routine monitoring and tank testing. For the years ended January 31, 2000, 1999 and 1998, net environmental expenses included in the Company's consolidated statements of operations were $6,648,000, $16,905,000 and $8,255,000, respectively, which amounts were net of probable recoveries from state UST remediation funds.

         Under the Master Lease, the Company committed to a program to bring the leased properties with known environmental problems to regulatory closure and, thereafter, transfer all future environmental risks to Marketing. The Company has agreed to pay all costs relating to, and to indemnify Marketing for, all known pre-spin-off environmental liabilities and obligations as scheduled in the Master Lease, and all other environmental liabilities and obligations arising out of discharges with respect to properties containing USTs that had not been upgraded to meet the 1998 federal standards that were discovered prior to the date the USTs were upgraded to meet the 1998 federal standards. The Company collects recoveries from state UST remediation funds related to these environmental obligations.

         As of January 31, 2000 and 1999, the Company had accrued $26,424,000 and $34,251,000, respectively, as management's best estimate for environmental remediation costs. As of January 31, 2000 and 1999, the Company had also recorded $9,883,000 and $10,369,000, respectively, as management's best estimate for recoveries from state UST remediation funds related to environmental obligations and liabilities. In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in the Company's financial statements as they become known. Although future environmental expenditures may have a significant impact on results of operations for any single fiscal year or interim period, the Company currently believes that these costs will not have a material adverse effect on the Company's financial position.


8. INCOME TAXES

         The provision for income taxes is summarized as follows (in thousands):

                                                                                    2000        1999       1998
                                                                                   -------     ------     ------
Continuing operations                                                              $11,091     $5,337     $5,697
Discontinued operations:
  Operations                                                                            --        (84)        69
  Disposal                                                                              --      1,902         --
                                                                                   -------     ------     ------
                                                                                        --      1,818         69
                                                                                   -------     ------     ------
Provision for income taxes                                                         $11,091     $7,155     $5,766
                                                                                   =======     ======     ======

         The provision for income taxes is comprised as follows (in thousands):

                                                                                    2000        1999       1998
                                                                                   -------     ------     ------
Federal:
  Current                                                                          $ 2,260     $5,314     $2,697
  Deferred                                                                           5,817       (120)     1,557
State and local:
  Current                                                                              735        966        990
  Deferred                                                                           2,279        995        522
                                                                                   -------     ------     ------
Provision for income taxes                                                         $11,091     $7,155     $5,766
                                                                                   =======     ======     ======

                                    CONTINUED

                          -----------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES


         The tax effects of temporary differences which comprise the deferred tax assets and liabilities are as follows (in thousands):

                                                                                         2000         1999
                                                                                       --------     --------
Real estate                                                                            $(46,893)    $(44,028)
Environmental remediation costs, net                                                     11,080       13,257
Other accruals                                                                            2,723        1,576
Other                                                                                    (2,994)      (1,015)
                                                                                       --------     --------
Net deferred tax liabilities                                                           $(36,084)    $(30,210)
                                                                                       ========     ========

         The following is a reconciliation of the expected statutory federal income tax provision and the actual provision for income taxes (in thousands):

                                                                                 2000        1999       1998
                                                                                -------     ------     ------
Expected provision at statutory federal income tax rate                         $ 9,137     $5,910     $4,661
State and local income taxes, net of federal benefit                              1,959      1,288        994
Other                                                                                (5)       (43)       111
                                                                                -------     ------     ------
Provision for income taxes                                                      $11,091     $7,155     $5,766
                                                                                =======     ======     ======


9. STOCKHOLDERS' EQUITY

         A summary of the changes in stockholders' equity for the three years ended January 31, 2000 is as follows:

                                                                                                             Preferred Stock
                                                                                                            Held in Treasury,
                                             Preferred Stock       Common Stock                Retained          at Cost
                                           -------------------  -------------------  Paid-In   Earnings     -----------------
(in thousands, except per share amounts)    Shares     Amount    Shares     Amount   Capital   (Deficit)     Shares    Amount
                                           --------   --------  --------   --------  --------  ---------    --------  --------
Balance, February 1, 1997                        --   $     --    13,583   $  1,358  $120,293  $  (7,215)         --  $     --
Net earnings                                                                                       7,944
Spin-off of Marketing                                                                 (56,272)
Cash dividends--
   Common--$.12 per share                                                                         (1,577)
Issuance of treasury stock, net                                                            (1)
Stock options                                                        863         87    15,679
Merger transaction                            2,889     72,220      (883)    (1,309)  (12,614)
                                           --------   --------  --------   --------  --------  ---------    --------  --------
Balance, January 31, 1998                     2,889     72,220    13,563        136    67,085       (848)         --        --
Net earnings                                                                                      10,056
Cash dividends:
  Common--$.40 per share                                                                          (5,426)
  Preferred--$1.775 per share                                                                     (5,128)
Issuance of common stock                                               2                   33
Stock options                                                          1                  (97)
                                           --------   --------  --------   --------  --------  ---------    --------  --------
Balance, January 31, 1999                     2,889     72,220    13,566        136    67,021     (1,346)         --        --
Net earnings                                                                                      15,014
Cash dividends:
  Common--$.40 per share                                                                          (5,426)
  Preferred--$1.775 per share                                                                     (5,128)
Purchase of preferred stock
   for treasury                                                                                                   (1)      (14)
Purchase of common stock
   for treasury, net
Stock options                                                          1                   15
                                           --------   --------  --------   --------  --------  ---------    --------  --------
Balance, January 31, 2000                     2,889   $ 72,220    13,567   $    136  $ 67,036  $   3,114(a)       (1) $    (14)
                                           ========   ========  ========   ========  ========  =========    ========  ========

                                               Common Stock
                                             Held in Treasury,
                                                 at Cost
                                            ------------------
(in thousands, except per share amounts)     Shares    Amount    Total
                                            --------  --------  --------
Balance, February 1, 1997                       (886) $(13,964) $100,472
Net earnings                                                       7,944
Spin-off of Marketing                                            (56,272)
Cash dividends--
   Common--$.12 per share                                         (1,577)
Issuance of treasury stock, net                    3        41        40
Stock options                                                     15,766
Merger transaction                               883    13,923    72,220
                                            --------  --------  --------
Balance, January 31, 1998                         --        --   138,593
Net earnings                                                      10,056
Cash dividends:
  Common--$.40 per share                                          (5,426)
  Preferred--$1.775 per share                                     (5,128)
Issuance of common stock                                              33
Stock options                                                        (97)
                                            --------  --------  --------
Balance, January 31, 1999                         --        --   138,031
Net earnings                                                      15,014
Cash dividends:
  Common--$.40 per share                                          (5,426)
  Preferred--$1.775 per share                                     (5,128)
Purchase of preferred stock
   for treasury                                                      (14)
Purchase of common stock
   for treasury, net                             (60)     (681)     (681)
Stock options                                                         15
                                            --------  --------  --------
Balance, January 31, 2000                        (60) $   (681) $141,811
                                            ========  ========  ========


(a) Net of $103,803 transferred from retained earnings to common stock and paid-in capital as a result of accumulated stock dividends.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         -----------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES


         On January 30, 1998, the Company and Power Test Investors Limited Partnership (the "Partnership"), a publicly traded real estate limited partnership, completed a merger transaction to combine their assets and operations. In connection with the merger, unitholders of the Partnership received 2,888,798 shares of Series A Participating Convertible Redeemable Preferred Stock of the Company in exchange for their Partnership units. Each share of preferred stock has voting rights of and is convertible into 1.1312 shares of common stock of the Company and pays stated cumulative dividends of $1.775 per annum, or if greater, the per share dividends paid on common stock. Commencing February 1, 2001, the Company may redeem all or a portion of the preferred stock at a purchase price of $25.00 per share plus accumulated, accrued and unpaid dividends, if the closing price of the Company's common stock exceeds $22.10 per share for a period of ten cumulative trading days within 90 days prior to the date of notice of redemption. In the event of a liquidation, dissolution or winding up of the Company, holders of the preferred stock will have the right to liquidation preferences in the amount of $25.00 per share, plus accumulated, accrued and unpaid dividends, before any payment to holders of the Company's common stock.


10. EMPLOYEE BENEFIT PLANS

         The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for employees meeting certain service requirements and a Supplemental Plan for executives. Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Board of Directors. Also, under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to 50% of such contributions but in no event more than 3% of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to 10% of compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the plans were approximately $102,000, $126,000 and $89,000 for the years ended January 31, 2000, 1999 and
1998, respectively. These amounts are included in the accompanying consolidated statements of operations.

         The Company has a Stock Option Plan (the "Plan") which authorizes the Company to grant options to purchase shares of the Company's common stock. The aggregate number of shares of the Company's common stock which may be made the subject of options under the Plan may not exceed 1,100,000 shares, subject to further adjustment for stock dividends and stock splits. The Plan provides that options are exercisable starting one year from the date of grant, on a cumulative basis at the annual rate of 25 percent of the total number of shares covered by the option.

         Immediately prior to the spin-off of its petroleum marketing business, each holder of an option to acquire shares of the Company's common stock received, in exchange therefor, two separately exercisable options: one to purchase shares of the Company's common stock (a "Realty Option") and one to purchase shares of Marketing common stock (a "Marketing Option"), each exercisable for the same number of shares and containing substantially equivalent terms as the pre-distribution option. The exercise price of each Realty Option and Marketing Option was set so as to preserve the Aggregate Spread (as defined below) in value attributed to the options held. The "Aggregate Spread" was an amount representing the difference between the exercise price of an option and the price of a share of Company common stock immediately prior to the spin-off multiplied by the number of shares underlying the option. Unexercisable options covering a total of 223,587 shares became immediately exercisable at the date of the spin-off for persons covered by change of control agreements. Accordingly, in the year ended January 31, 1998, the Company recognized a charge to earnings of $2,166,000 at the date of the spin-off equal to the product of the number of these options and the difference between their exercise price and the then market price.

                                    CONTINUED

                         -------------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES


         The following is a schedule of stock option prices and activity relating to the Company's stock option plan for the three years ended January 31, 2000:

                                            2000                       1999                       1998
                                   ----------------------     -----------------------    -----------------------
                                                Weighted                    Weighted                   Weighted
                                     Number      Average       Number        Average       Number       Average
                                       of       Exercise         of         Exercise         of        Exercise
                                     Shares      Price         Shares        Price         Shares      Price (a)
                                   ---------   ----------     ---------    ----------    ----------   ----------
Outstanding at beginning of year     358,119   $    22.63       363,553    $    23.15     1,014,226   $    10.28
Granted                               41,750        11.13            --(b)         --       349,236        23.65
Exercised                             (1,102)       13.23        (1,215)        10.89      (864,535)       10.15
Cancelled                            (25,027)       24.06        (4,219)        22.43      (135,374)       11.06
                                   ---------   ----------     ---------    ----------    ----------   ----------
Outstanding at end of year           373,740   $    21.27       358,119    $    22.63       363,553   $    23.15
                                   =========   ==========     =========    ==========    ==========   ==========
Exercisable at end of year           287,336   $    22.91       277,706    $    23.14       242,779   $    23.29
                                   =========   ==========     =========    ==========    ==========   ==========
Available for grant at end of year   723,943                    740,666                     736,447
                                   =========   ==========     =========    ==========    ==========   ==========


(a) In connection with the spin-off, each Realty Option was reformed into separate options for Realty common stock and Marketing common stock. The exercise price of each reformed Realty Option represents 77.29% of the original exercise price.

(b) On December 14, 1998, the Company repriced 50,000 options granted in fiscal 1998 with an exercise price of $21.313 per share to $17.188 per share, as compared to the then market price of $13.063 per share.

         The following table summarizes information concerning options outstanding and exercisable at January 31, 2000:

                                      Options Outstanding                          Options Exercisable
                       ---------------------------------------------           -----------------------------
                                             Weighted
                                             Average        Weighted                               Weighted
                                            Remaining       Average                                 Average
   Range of              Number            Contractual      Exercise             Number            Exercise
Exercise Prices        Outstanding         Life (Years)      Price             Exercisable           Price
---------------        -----------         ------------     --------           -----------         ---------
  $9.56-14.40               53,750              9           $  11.05                12,000         $   10.81
     17.19                  50,000              8              17.19                25,000             17.19
     24.06                 269,990              5              24.06               250,336             24.06
                       -----------         ------------     --------           -----------         ---------
                           373,740                                                 287,336
                       ===========                                             ===========


         The Company accounts for its stock-based employee compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company recorded a stock compensation charge (credit) of ($199,000) and $8,683,000 for the years ended January 31, 1999 and 1998, respectively, since certain options required variable plan accounting treatment.

         Had compensation cost for the Company's Plan been determined based upon the fair value methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and net earnings per common share on a diluted basis would have been reduced as follows:

                                          2000                        1999                        1998
                                 ------------------------    ------------------------    -----------------------
                                 As Reported    Pro Forma    As Reported    Pro Forma    As Reported   Pro Forma
                                 -----------    ---------    -----------    ---------    -----------   ---------
Net earnings (in thousands)      $    15,014    $  14,190    $    10,056    $   9,054    $     7,944   $   7,513
Net earnings per common share            .73(a)       .67(a)         .36(a)       .29(a)         .60         .56

(a) After giving effect to preferred stock dividends of $5,128.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        -------------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES


         The fair value of the options granted during the years ended January 31, 2000 and 1998 were estimated as $3.57 and $10.32 per share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                2000     1998
                                               ------   ------
Expected dividend yield                           3.6%     0.5%
Expected volatility                                34%      35%
Risk-free interest rate                           6.7%     5.5%
Expected life of options (years)                    7        7


11. QUARTERLY FINANCIAL DATA

         The following is a summary of the quarterly results of operations for the years ended January 31, 2000 and 1999 (unaudited as to quarterly information):

                                                                  Three months ended                     Year ended
                                                   ----------------------------------------------------------------
Fiscal 2000:                                       April 30     July 31       October 31    January 31   January 31
                                                   --------    ---------      ----------    ----------   ----------

(in thousands, except per share amounts)
Revenues from rental properties                    $ 14,760    $  14,666      $   14,628    $   14,835   $   58,889
Earnings before income taxes                          5,759        6,350           7,710         6,286       26,105
Net earnings                                          3,343        3,686           4,460         3,525       15,014
Diluted earnings per common share (a)                   .15          .18             .23           .17          .73

                                                                  Three months ended                     Year ended
                                                   ----------------------------------------------------------------
Fiscal 1999:                                       April 30     July 31       October 31    January 31   January 31
                                                   --------    ---------      ----------    ----------   ----------
(in thousands, except per share amounts)
Revenues from rental properties                    $ 14,795    $  14,733      $   14,711    $   14,630   $   58,869
Earnings from continuing operations
  before income taxes                                 5,769        3,505           1,486         2,078       12,838
Net earnings from continuing operations               3,306        2,048             861         1,286        7,501
Net earnings (loss) from discontinued operations        223         (147)           (137)        2,616        2,555
Net earnings                                          3,529        1,901             724         3,902       10,056
Diluted earnings (loss) per common share:
  Continuing operations (a)                             .15          .06            (.03)           --          .17
  Discontinued operations                               .02         (.01)           (.01)          .19          .19
                                                   --------    ---------      ----------    ----------   ----------

  Net earnings (loss)                                   .17          .05            (.04)          .19          .36
                                                   ========    =========      ==========    ==========   ==========


(a) After giving effect to preferred stock dividends of $1,282 for each of the four quarters, aggregating $5,128 for each of the years ended January 31, 2000 and 1999.

                        REPORT OF INDEPENDENT ACCOUNTANTS

                          -----------------------------

To the Board of Directors
and Stockholders of Getty Realty Corp.:


         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Getty Realty Corp. and Subsidiaries (the "Company") at January 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
March 9, 2000

                                  CAPITAL STOCK

                           ---------------------------

                       GETTY REALTY CORP. AND SUBSIDIARIES


         Our common stock is traded on the New York Stock Exchange (symbol:
"GTY"). At April 18, 2000, there were approximately 2,700 holders of record of our common stock. The price range of our common stock and cash dividends paid with respect to each share of common stock during the past two fiscal years were as follows:

                                                  Price Range
                                             ----------------------   Cash Dividends
Quarter Ending                                  High        Low         Per Share
--------------                               ----------  ----------   --------------
January 31, 2000                             $ 13        $ 10 13/16        $.10
October 31, 1999                               14 7/16     12 1/16          .10
July 31, 1999                                  14 7/8      13 5/16          .10
April 30, 1999                                 15 5/8      12 1/2           .10

January 31, 1999                               16 1/2      12 1/8           .10
October 31, 1998                               18 11/16    13 1/4           .10
July 31, 1998                                  22 5/16     18 1/2           .10
April 30, 1998                                 24 3/4      22 1/4           .10


         Our Series A preferred stock commenced trading in February 1998 on the New York Stock Exchange (symbol: "GTY PrA"). At April 18, 2000, there were approximately 400 holders of record of our Series A preferred stock. The price range of our Series A preferred stock and cash dividends paid with respect to each share of our Series A preferred stock during the past two fiscal years were as follows:

                                               Price Range
                                            ------------------   Cash Dividends
Quarter Ending                                High      Low         Per Share
--------------                              --------  --------   --------------
January 31, 2000                            $ 20 1/4  $19 1/16      $.44375
October 31, 1999                              20 5/8   19 3/4        .44375
July 31, 1999                                 20 1/8   19 1/8        .44375
April 30, 1999                                21       19 3/8        .44375

January 31, 1999                              22       20            .44375
October 31, 1998                              24       18 1/4        .44375
July 31, 1998                                 27       23 1/2        .44375
April 30, 1998                                29       26 1/2        .44375


24