Form 10KT405, Exhibit 13
period 2000-12-31
GETTY REALTY CORP /MD/
filed 2001-03-30
CIK 1052752

                             SELECTED FINANCIAL DATA                 EXHIBIT 13

                       GETTY REALTY CORP. AND SUBSIDIARIES


Consolidated Financial Data

------------------------------------------------------------------------------------------------------------------------------------
                                       FOR THE
                                    ELEVEN MONTHS
                                        ENDED                                 For the years ended January 31,
(in thousands, except                DECEMBER 31,     ------------------------------------------------------------------------------
per share amounts)                     2000 (a)           2000            1999           1998 (b)         1997 (b)       1996 (b)
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                       $  54,294        $  63,859        $  61,341      $  62,817        $ 892,456       $ 798,967
Earnings (loss) from continuing
  operations before income
  taxes and cumulative effect
  of accounting change                  18,950           26,105           12,838         13,546 (c)      (14,395) (d)     21,058
Net earnings (loss)                     11,075           15,014           10,056          7,944           (9,176)         12,634 (e)
Diluted earnings (loss)
  per common share:
    Continuing operations                  .47              .73              .17            .59             (.74)            .97 (e)
    Discontinued operations                 --               --              .19            .01              .01             .02
    Net earnings (loss)                    .47              .73              .36            .60             (.72)           1.00 (e)
Cash dividends per share:
    Preferred                            1.775            1.775            1.775             --               --              --
    Common                                 .60              .40              .40            .12              .12             .06
Total assets                           255,725          260,752          261,084        265,661          290,664         275,006
Total debt                              49,969           43,993           39,742         40,526           41,592          51,586
Stockholders' equity                   128,099          141,811          138,031        138,593          100,472         110,574

(a) The Company's Board of Directors approved a change in the fiscal year end to December 31 from January 31.

(b) Includes financial results of the petroleum marketing business prior to its spin-off to the Company's stockholders on March 21, 1997.

(c) Includes $7,918 of aggregate pre-tax charges consisting of $8,683 of stock compensation expense and $2,166 of change of control charges, net of $2,931 of equity in earnings of petroleum marketing business for the period from February 1, 1997 to March 21, 1997.

(d) Includes pre-tax charges aggregating $28,677 consisting of $21,182 related to revision of estimate of future environmental remediation costs, $5,802 related to the settlement of a dispute involving the Company's former construction company subsidiary and $1,693 of expenses related to the spin-off transaction.

(e) Includes after-tax charge of $794 or $.06 per share from the cumulative effect of adopting Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Pro Forma Supplemental Financial Highlights and Selected Data (unaudited)

---------------------------------------------------------------------------------------------------------------------------------
                                        FOR THE
                                     ELEVEN MONTHS
                                         ENDED                               For the years ended January 31,
(in thousands, except                 DECEMBER 31,     --------------------------------------------------------------------------
number of properties)                    2000 (a)          2000           1999           1998 (f)       1997 (f)         1996 (f)
---------------------------------------------------------------------------------------------------------------------------------
Revenues from rental properties        $ 53,916        $ 58,889        $ 58,869        $ 59,449        $ 58,653        $ 57,177
Other income                                378           4,970           2,472           3,368           1,570           5,726
---------------------------------------------------------------------------------------------------------------------------------
  Total revenues                         54,294          63,859          61,341          62,817          60,223          62,903
Adjusted EBITDA (g)                      40,184          41,519          39,874          41,516          45,259          41,048
Net earnings                             11,075          15,014          10,056           6,213           6,049           8,970 (e)
Capital expenditures                      1,288          14,979          25,222          11,259           6,913           6,260
Real estate before
  accumulated depreciation              313,037         316,002         307,793         284,092         190,524         183,621
Total assets                            255,725         260,752         261,084         265,661         155,164         150,508
Capitalization:
  Total debt                             49,969          43,993          39,742          40,526          41,592          51,586
  Stockholders' equity                  128,099         141,811         138,031         138,593          45,931          60,263
---------------------------------------------------------------------------------------------------------------------------------
  Total capitalization                  178,068         185,804         177,773         179,119          87,523         111,849
NUMBER OF PROPERTIES:
  Owned                                     753             757             740             736             441             439
  Leased                                    344             361             379             404             732             734
---------------------------------------------------------------------------------------------------------------------------------
  Total properties                        1,097           1,118           1,119           1,140           1,173           1,173

(f) Excludes the petroleum marketing business which was spun-off on March 21, 1997. This data is presented for informational purposes only and is not necessarily indicative of the financial results that would have occurred had Realty been operated as separate, stand-alone entity during such periods nor is the information presented necessarily indicative of future results.

(g) Adjusted EBITDA is defined as earnings from continuing operations before interest expense, income taxes, depreciation and amortization, adjusted to exclude environmental expense, stock option, change of control and litigation items and other income (except mortgage receivable interest income). Adjusted EBITDA provides additional information for evaluating financial results and is presented solely as a supplemental measure. Adjusted EBITDA is not intended to represent cash flow and should not be construed as an alternative to either cash flow, net income, or any other measure of financial performance presented in accordance with generally accepted accounting principles.

                             MANAGEMENT'S DISCUSSION
          AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                       GETTY REALTY CORP. AND SUBSIDIARIES


GENERAL

      Prior to the spin-off of its petroleum marketing business to its stockholders on March 21, 1997, Getty Realty Corp. was principally engaged in the ownership and leasing of real estate as well as the marketing and distribution of petroleum products. In December 1998, we sold our Pennsylvania and Maryland heating oil business. The results of operations of the heating oil business have been reclassified as discontinued in the accompanying financial statements for the years ended January 31, 1999 and 1998. We are now a real estate company specializing in service stations, convenience stores and petroleum marketing terminals. We lease 998 of our 1,097 properties on a long-term net basis to the spun-off company, Getty Petroleum Marketing Inc. ("Marketing"). On December 8, 2000, a subsidiary of OAO Lukoil ("Lukoil"), Russia's largest vertically integrated oil company, acquired approximately 72% of the outstanding common stock of Marketing in a tender offer and acquired the remaining equity of Marketing through a merger on January 25, 2001. In connection with Lukoil's acquisition of Marketing, we amended several of our agreements with Marketing and a related lease between two of our subsidiaries, which one of our lenders alleges caused a default under a loan agreement of one of those subsidiaries. See "Liquidity and Capital Resources."

      On December 12, 2000, our Board of Directors approved a change in our fiscal year end to December 31 from January 31. The change resulted in an eleven-month accounting period ended December 31, 2000. The Board of Directors also indicated that it would continue to evaluate the merits of converting to a Real Estate Investment Trust ("REIT") in 2001. If Getty were to elect REIT status, we would not be subject to federal corporate income tax on the net income we distribute to our stockholders. As a REIT, we would be required to distribute at least 90% of our taxable income to stockholders each year. In order to qualify for REIT status, however, Getty would be required to make a distribution to its stockholders in an amount at least equal to its accumulated "earnings and profits" (as defined in the Internal Revenue Code) from the years it has operated as a taxable corporation. Getty's accumulated "earnings and profits" were approximately $55.0 million (or approximately $3.48 per common share and $3.94 per preferred share) as of December 31, 2000. The entire amount of the distribution would be taxable to the recipient as dividend income in the year it is made, even though the distribution may take the form of cash, securities or a combination of cash and securities. In addition, we will need to finance all or a portion of the distribution to be paid in cash. We cannot assure the recipient that any portion of the distribution will be payable in cash or that the recipient will be able to sell or otherwise monetize any securities we may distribute in order to pay any tax the recipient may owe.

      The Board of Directors has not made any determination regarding electing REIT status for 2001 or for future years, and we cannot assure you that Getty will elect or be able to qualify for REIT status or as to the amount or timing of any "earnings and profits" distribution.

      In order to make the following discussion of our results of operations more meaningful, the results of operations for the eleven months ended December 31, 2000 have been compared to the unaudited results of operations for the eleven months ended December 31, 1999. In addition, the financial results of the spun-off petroleum marketing business, and the sold heating oil business which is shown as a discontinued operation, have been excluded from the narrative presented below. The net earnings of Marketing included in the accompanying consolidated statement of operations for the period prior to its spin-off, February 1, 1997 to March 21, 1997, was $1.7 million. The net earnings of the discontinued heating oil business were $2.6 million and $0.1 million for the fiscal years ended January 31, 1999 and 1998, respectively. See Notes 2 and 3 to the consolidated financial statements for separate financial information relating to the spun-off petroleum marketing business and the discontinued heating oil business.

      Our financial results largely depend on rental income from Marketing and other tenants. Our financial results are materially dependent upon the ability of Marketing to meet its obligations under the master lease entered into on February 1, 1997 and amended effective December 9, 2000 (the "Master Lease"); however, based on the information currently available to us, we do not anticipate that Marketing will have difficulty in making required rental payments under the Master Lease in the foreseeable future.


RESULTS OF OPERATIONS

Eleven months ended December 31, 2000 compared to eleven months ended December 31, 1999 (unaudited)

      Revenues from rental properties for the eleven months ended December 31, 2000 ("fiscal December 2000") and 1999 ("fiscal December 1999") were $53.9 million and $54.0 million, respectively. Approximately $51.5 million and $51.7 million of these rentals for fiscal December 2000 and fiscal December 1999, respectively, were from properties leased to Marketing under the Master Lease.

                             MANAGEMENT'S DISCUSSION
          AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                       GETTY REALTY CORP. AND SUBSIDIARIES


      Other income was $0.4 million for fiscal December 2000 as compared with $5.0 million for fiscal December 1999. The $4.6 million decrease was due to lower gains on dispositions of real estate of $2.2 million, a severance charge of $0.9 million and expenses related to the amendment of the Master Lease of $0.6 million. In addition, fiscal December 1999 included the settlement of a lawsuit resulting in the elimination of a $1.2 million reserve.

      Rental property expenses, which are principally comprised of rent expense and real estate taxes, decreased from fiscal December 1999 by $0.1 million to $11.0 million for fiscal December 2000 due to a reduction in the number of properties leased.

      Environmental expenses for fiscal December 2000 increased by $2.4 million from the prior period. The current period included an environmental charge of $8.5 million, of which $6.8 million represented a change in estimated remediation costs associated with contamination discovered at sites where we retain responsibility for environmental remediation and revisions to estimates at other sites where remediation is ongoing. The prior period included an environmental charge of $6.1 million, of which $4.4 million represented a change in estimated remediation costs or revisions to prior estimates. Fiscal December 2000 also included $1.2 million of charges related to environmental litigation compared to $0.7 million for the prior period.

      General and administrative expenses for fiscal December 2000 were $3.3 million, a decrease of $2.0 million from the prior period. The decrease was principally due to a reduction in employee related expenses, legal fees, and retrospective insurance charges relating to the spun-off petroleum marketing business. Included in general and administrative expenses for fiscal December 2000 and fiscal December 1999 are $582,000 and $696,000, respectively, of net fees paid to Marketing for certain administrative and technical services performed by Marketing under a services agreement.

      Depreciation and amortization for fiscal December 2000 was $9.2 million, a decrease of $0.4 million over the prior period as a result of certain assets becoming fully depreciated and dispositions of real estate.

      Interest expense was $3.4 million and $2.5 million for fiscal December 2000 and fiscal December 1999, respectively. The increase was due to higher average borrowings outstanding and higher interest rates.

Fiscal year ended January 31, 2000 compared to fiscal year ended January 31,
1999

      Revenues from rental properties for each of the years ended January 31, 2000 ("fiscal 2000") and 1999 ("fiscal 1999") were $58.9 million. Approximately $56.4 million of these rentals for each fiscal year were from properties leased to Marketing under the Master Lease.

      Other income was $5.0 million for fiscal 2000 as compared with $2.5 million for fiscal 1999. The $2.5 million increase was primarily due to higher gains on dispositions of real estate of $1.8 million and settlement of a lawsuit resulting in the elimination of a $1.2 million reserve, partially offset by lower investment income.

      Rental property expenses, which are principally comprised of rent expense and real estate taxes, decreased from fiscal 1999 by $0.8 million (6.1%) to $12.1 million for fiscal 2000 due to a reduction in the number of properties leased.

      Environmental expenses for fiscal 2000 were $6.8 million, a decrease of $10.5 million from fiscal 1999. Fiscal 2000 included an environmental charge of $6.6 million, of which $4.4 million represented a change in estimated remediation costs associated with contamination discovered at sites where we retain responsibility for environmental remediation and revisions to estimates at other sites where remediation is ongoing. Fiscal 1999 included an environmental charge of $16.9 million, of which $14.8 million represented a change in estimated remediation costs or revisions to prior estimates.

      General and administrative expenses for fiscal 2000 were $5.6 million, a decrease of $0.5 million from fiscal 1999. The decrease was principally due to lower legal and professional fees, partially offset by a higher retrospective insurance charge relating to the spun-off petroleum marketing business. Included in general and administrative expenses for fiscal 2000 and 1999 are $749,000 and $960,000, respectively, of net fees paid to Marketing for certain administrative and technical services performed by Marketing under a services agreement.

      Depreciation and amortization for fiscal 2000 amounted to $10.4 million, an increase of $1.0 million over fiscal 1999 as a result of capital expenditures and property acquisitions.

      Interest expense for fiscal 2000 amounted to $2.7 million, comparable to fiscal 1999.

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

                                   continued

                       GETTY REALTY CORP. AND SUBSIDIARIES


      Other income was $2.5 million for fiscal 1999 as compared with $3.4 million for fiscal 1998. The $0.9 million decrease was primarily due to $0.7 million of management fees for administrative and other services provided to Power Test Investors Limited Partnership ("PTI") in fiscal 1998, which fees were eliminated as a result of the merger of PTI into Getty on January 30, 1998.

      Rental property expenses, which are principally comprised of rent expense and real estate taxes, decreased from fiscal 1998 by $0.7 million (5.0%) to $12.9 million for fiscal 1999 due to a decrease in the number of properties leased.

      Environmental expenses for fiscal 1999 amounted to $17.3 million, an increase of $8.7 million from fiscal 1998. Fiscal 1999 included an environmental charge of $16.9 million, of which $14.8 million represented a change in estimated remediation costs associated with contamination discovered primarily during work performed to meet the federal underground storage tank standards and revisions to estimates on previously identified sites where remediation is ongoing. Fiscal 1998 included an environmental charge of $8.3 million, of which $6.2 million represented a change in estimated remediation costs or revisions to prior estimates.

      General and administrative expenses for fiscal 1999 were $6.1 million, a decrease of $7.2 million from fiscal 1998. The decrease was principally due to a charge of $8.7 million recorded during fiscal 1998 for stock compensation resulting from a change in our stock price, partially offset by higher insurance costs, legal and other professional fees for fiscal 1999.

      Depreciation and amortization for fiscal 1999 was $9.4 million, comparable to fiscal 1998.

      Interest expense for fiscal 1999 was $2.7 million, a decrease of $2.3 million from fiscal 1998. The decrease was principally due to the elimination of the capitalized lease obligations as a result of the merger of PTI into Getty on January 30, 1998.

      During fiscal 1998, we recorded a charge of $2.2 million related to change of control agreements in connection with the spin-off.


LIQUIDITY AND CAPITAL RESOURCES

      On November 2, 2000, we amended the Master Lease with Marketing, which became effective on December 9, 2000 upon the acquisition of a controlling interest in Marketing by Lukoil. The amendment of the Master Lease and a related amendment of a lease between two of our subsidiaries (together, the "Amended Lease Agreements") are alleged by Fleet National Bank ("Fleet") to have caused a non-monetary default under a loan agreement between one of those subsidiaries, Power Test Realty Company Limited Partnership ("PTR"), and Fleet (the "Loan Agreement").

      The Loan Agreement was originally entered into by PTR in December 1986 for $45.0 million. As of December 31, 2000, the remaining balance was $21.0 million. The loan is collateralized by primary and secondary mortgage liens on 265 service station properties with a net book value of $122.3 million.

      Prior to our executing the Amended Lease Agreements, Fleet and the other lender under the Loan Agreement (the "Lenders") agreed to a 90-day waiver (through January 31, 2001) of any potential default arising from the Amended Lease Agreements (the "Waiver"). It was agreed that the Lenders, prior to the expiration of the Waiver, would draft an amendment to the Loan Agreement to accelerate the loan maturity date (which had been extended from November 1, 2000 to March 1, 2005 earlier in the year) to January 31, 2002.

      During November and December 2000, while Lukoil's tender offer for Marketing was pending, we initiated several discussions with Fleet. On December 7, 2000, we were advised by the Lenders that they would not approve the Amended Lease Agreements prior to the expiration of the Waiver, and that we would be in default under the Loan Agreement at that time unless the Lenders agreed to an extension of the Waiver. During December 2000 and January 2001, we continued to initiate discussions with Fleet. We met with Fleet on January 10, 2001, and were told by Fleet representatives that they would send us a waiver proposal shortly. On February 8, 2001, the Lenders advised us by letter that we were in default of certain non-monetary covenants under the Loan Agreement. On February 23, 2001, the Lenders informed us that under the terms of the Loan Agreement the loan would convert to a Prime Rate loan from a LIBOR-based loan, effective retroactive to February 1, 2001. This conversion effectively increased our interest rate by 1.625%. A Prime Rate loan currently bears interest at 8.0% per annum. On that date, the Lenders offered us a waiver through July 30, 2001 based on conditions that are unacceptable to us (including, among other things, increased loan pricing and fees, restrictions on payment of regular dividends, cash segregation and additional financial covenants). On March 8, 2001, we advised the Lenders by letter that we reserved all of our rights to take any and all actions permitted at law or in equity to protect our interests.

                             MANAGEMENT'S DISCUSSION
          AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                       GETTY REALTY CORP. AND SUBSIDIARIES


      The Company and PTR have always made all required payments under the Loan Agreement, including principal and interest payments when due. While reserving our rights against the Lenders, we have continued to make all required payments on the loan since February 1, 2001 on the basis of a Prime Rate loan. Nonetheless, if the Lenders under the Loan Agreement should seek to enforce any remedies that they believe they may be entitled to, they could attempt to accelerate the remaining principal balance of the loan and seek to institute foreclosure proceedings on the mortgaged properties. While we would vigorously oppose and defend against any potential actions initiated by the Lenders, we cannot assure you that the Lenders would not ultimately prevail. We have agreed to indemnify Marketing for any loss with respect to the properties on which there are mortgage liens as a result of actions taken by the Lenders under the Loan Agreement. As we have advised the Lenders under the Loan Agreement, we presently intend to refinance the outstanding loan as soon as practicable. However, there can be no assurance on the timing of the refinancing or that it can be accomplished on commercially reasonable terms. If we are unable to timely refinance the outstanding loan or if the Lenders were to initiate and ultimately prevail in foreclosure proceedings, the loss of some or all of the properties collateralizing the Loan Agreement could have a material adverse effect on our financial position, results of operations or cash flows. However, management believes that the ultimate resolution of the Loan Agreement matter will not have such a material adverse effect.

      Our principal sources of liquidity are cash flows from operations and short-term uncommitted lines of credit with two banks other than the Lenders discussed above. Management believes that cash requirements for operations, capital expenditures and debt service can be met by cash flows from operations, available cash and equivalents and credit lines. As of December 31, 2000, we had lines of credit amounting to $35.0 million, which may be utilized for working capital borrowings and letters of credit. As of December 31, 2000, we were utilizing $27.0 million of the lines of credit for short-term borrowings and $2.4 million in connection with outstanding letters of credit. Borrowings under these lines of credit are unsecured and bear interest at the prime rate or, at our option, LIBOR plus 1.0% or 1.1%. The lines of credit are subject to annual renewal at the discretion of the banks. Although we expect that the existing sources of liquidity will be sufficient to meet our expected business requirements, we will be required to obtain additional sources of capital in the future in order to refinance the Loan Agreement and in connection with any potential REIT conversion.

      We paid quarterly cash common stock dividends of $.15 per share during fiscal December 2000 and $.10 per share during fiscal 2000 and 1999. We also paid quarterly preferred stock dividends of $.44375 per share during each of these fiscal periods. These dividends aggregated $12.8 million for fiscal December 2000 and $10.6 million for each of fiscal 2000 and 1999.

      In December 1999, the Board of Directors authorized the purchase, from time to time, in the open market or in private transactions of up to an aggregate of 300,000 shares of Common Stock and Series A Participating Convertible Redeemable Preferred Stock. In March and June 2000, the Board approved the purchase of up to an aggregate of 500,000 and 300,000 additional shares of Common and Preferred Stock, respectively. As of January 31, 2000, we had repurchased 60,016 shares of Common Stock and 700 shares of Preferred Stock at an aggregate cost of $0.7 million. During the eleven months ended December 31, 2000, we repurchased 959,282 additional shares of Common Stock and 22,330 additional shares of Preferred Stock at an aggregate cost of $12.0 million.

      Capital expenditures, including acquisitions, for fiscal December 2000 and fiscal 2000, 1999 and 1998 amounted to $1.3 million, $15.0 million, $25.2 million and $11.3 million, respectively, which included $0.4 million, $4.7 million, $17.9 million and $8.0 million, respectively, for the replacement of underground storage tanks and vapor recovery facilities at gasoline stations. Expenditures with respect thereto and certain environmental liabilities and obligations have continued to be our responsibility after the spin-off.

ENVIRONMENTAL MATTERS

      We are subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Environmental expenses have been attributable to remediation, monitoring, soil disposal and governmental agency reporting incurred in connection with contaminated sites and the replacement or upgrading of underground storage tanks, related piping, underground pumps, wiring and monitoring devices (collectively, "USTs") to meet federal, state and local environmental standards, as well as routine monitoring and tank testing.

      Under the Master Lease with Marketing, we initiated a program to bring the leased properties with known environmental contamination to regulatory closure in an economical manner and, thereafter, transfer all future environmental risks to Marketing. Upon achieving closure of each individual site, our environmental liability
                                    continued
                       GETTY REALTY CORP. AND SUBSIDIARIES


under the Master Lease for that site will be satisfied, and future remediation obligations will be the responsibility of Marketing. We have also agreed to provide a limited environmental indemnification to Marketing with respect to six leased terminals and limited indemnification relating to compliance of properties with local laws. Our aggregate indemnification liability for these items is capped at a maximum of $5.6 million. We have agreed to pay all costs relating to, and to indemnify Marketing for, environmental liabilities and obligations scheduled in the Master Lease, as amended. We will also collect recoveries from state UST remediation funds related to these environmental liabilities.

      Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing our liability for probable and reasonably estimable environmental remediation costs, on a site-by-site basis, we consider among other things, enacted laws and regulations, assessments of contamination including the quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These estimates are subject to significant change as the remediation treatment progresses and these contingencies become more clearly defined and reasonably estimable. For fiscal December 2000, fiscal 2000, 1999 and 1998, net environmental expenses included in our consolidated statements of operations amounted to $8.5 million, $6.6 million, $16.9 million and $8.3 million, respectively, which amounts were net of probable recoveries from state UST remediation funds.

      As of December 31, 2000, January 31, 2000 and 1999, we had accrued $23.4 million, $26.4 million and $34.3 million, respectively, as management's best estimate for probable and reasonably estimable environmental remediation costs. As of December 31, 2000, January 31, 2000 and 1999, we had also recorded $12.0 million, $9.9 million and $10.4 million, respectively, as management's best estimate for recoveries from state UST remediation funds related to environmental obligations and liabilities. In view of the uncertainties associated with environmental expenditures, however, we believe it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in our financial statements as they become probable and reasonably estimable. Although environmental costs may have a significant impact on results of operations for any single fiscal year or interim period, we believe that such costs will not have a material adverse effect on our financial position.

      We cannot predict what environmental legislation or regulations may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws which may develop in the future, could have an adverse effect on our financial position or operations or our tenants and could require substantial additional expenditures for future remediation or the installation and operation of required environmental or pollution control systems and equipment.

      Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When we use the words "believes", "expects", "plans", "estimates" and similar expressions, we intend to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to: risks associated with owning and leasing real estate generally; dependence on Marketing as a tenant and on rentals from companies engaged in the petroleum marketing and convenience store businesses; competition for locations and tenants; risk of tenant non-renewal; our need to refinance the Loan Agreement with Fleet; the effects of regulation; and our expectations as to the cost of completing environmental remediation.

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

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                       GETTY REALTY CORP. AND SUBSIDIARIES


                                                           FOR THE ELEVEN
                                                            MONTHS ENDED               For the years ended January 31,
                                                             DECEMBER 31,     -------------------------------------------
(in thousands, except per share amounts)                          2000            2000            1999             1998(*)
-------------------------------------------------------------------------------------------------------------------------
Revenues:
  Revenues from rental properties                             $ 53,916        $ 58,889        $ 58,869         $ 59,449
  Other income                                                     378           4,970           2,472            3,368
-------------------------------------------------------------------------------------------------------------------------
                                                                54,294          63,859          61,341           62,817
Equity in earnings of Getty Petroleum Marketing Inc.                --              --              --            2,931
-------------------------------------------------------------------------------------------------------------------------
                                                                54,294          63,859          61,341           65,748
-------------------------------------------------------------------------------------------------------------------------
Rental property expenses                                        10,980          12,126          12,910           13,583
Environmental expenses                                           8,498           6,813          17,320            8,634
General and administrative expenses                              3,257           5,642           6,129           13,297
Depreciation and amortization                                    9,196          10,425           9,418            9,514
Interest expense                                                 3,413           2,748           2,726            5,008
Change of control charge                                            --              --              --            2,166
-------------------------------------------------------------------------------------------------------------------------
                                                                35,344          37,754          48,503           52,202
-------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
  provision for income taxes                                    18,950          26,105          12,838           13,546
Provision for income taxes                                       7,875          11,091           5,337            5,697
-------------------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations                         11,075          15,014           7,501            7,849
-------------------------------------------------------------------------------------------------------------------------
Discontinued operations:
  Earnings (loss) from operations, net of income taxes              --              --            (119)              95
  Gain on disposal, net of income taxes                             --              --           2,674               --
-------------------------------------------------------------------------------------------------------------------------
Net earnings from discontinued operations                           --              --           2,555               95
-------------------------------------------------------------------------------------------------------------------------
Net earnings                                                    11,075          15,014          10,056            7,944
Preferred stock dividends                                        5,098           5,128           5,128               --
-------------------------------------------------------------------------------------------------------------------------
Net earnings applicable to common stockholders                $  5,977        $  9,886        $  4,928         $  7,944
=========================================================================================================================
Basic earnings per common share:
  Continuing operations                                       $    .47        $    .73        $    .17         $    .60
  Discontinued operations                                           --              --             .19              .01
  Net earnings                                                     .47             .73             .36              .60
Diluted earnings per common share:
  Continuing operations                                            .47             .73             .17              .59
  Discontinued operations                                           --              --             .19              .01
  Net earnings                                                     .47             .73             .36              .60
Weighted average common shares outstanding:
  Basic                                                         12,818          13,563          13,566           13,152
  Diluted                                                       12,818          13,565          13,571           13,348

(*) Includes financial results of the petroleum marketing business prior to the spin-off to the Company's stockholders on March 21, 1997.


See accompanying notes.

                           CONSOLIDATED BALANCE SHEETS

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                                                                                               January 31,
                                                                                      DECEMBER 31,     ---------------------------
(in thousands, except share data)                                                        2000              2000              1999
----------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Real Estate:
  Land                                                                               $ 135,349         $ 136,039         $ 131,976
  Buildings and improvements                                                           177,688           179,963           175,817
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       313,037           316,002           307,793
  Less -- accumulated depreciation and amortization                                     80,971            74,502            68,045
----------------------------------------------------------------------------------------------------------------------------------
    Real estate, net                                                                   232,066           241,500           239,748
Cash and equivalents                                                                       723               651               657
Mortgages and accounts receivable, net                                                   5,472             6,024             6,975
Recoveries from state underground storage tank funds                                    11,957             9,883            10,369
Prepaid expenses and other assets                                                        5,507             2,694             3,335
----------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                   $ 255,725         $ 260,752         $ 261,084
----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Borrowings under credit lines                                                        $  27,000         $  14,800         $   4,500
Mortgages payable                                                                       22,969            29,193            35,242
Accounts payable and accrued expenses                                                   14,109            12,440            18,042
Environmental remediation costs                                                         23,371            26,424            34,251
Deferred income taxes                                                                   40,177            36,084            30,210
Income taxes payable                                                                        --                --               808
----------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                127,626           118,941           123,053
----------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 4 and 5)
Stockholders' equity:
  Preferred stock, par value $.01 per share; authorized 20,000,000 shares for issuance in series of which 3,000,000 shares are classified as Series A
  Participating Convertible Redeemable Preferred; issued 2,888,798 at
  December 31, 2000, January 31, 2000 and 1999                                          72,220            72,220            72,220
  Common stock, par value $.01 per share; authorized
  50,000,000 shares; issued 13,567,335 at
  December 31, 2000 and January 31, 2000,
  and 13,566,233 at January 31, 1999                                                       136               136               136
  Paid-in capital                                                                       67,036            67,036            67,021
  Retained earnings (deficit)                                                            1,419             3,114            (1,346)
  Preferred stock held in treasury, at cost (23,030 shares at
  December 31, 2000 and 700 shares at January 31, 2000)                                   (430)              (14)               --
  Common stock held in treasury, at cost (1,019,048 shares at
  December 31, 2000 and 59,916 shares at January 31, 2000)                             (12,282)             (681)               --
      Total stockholders' equity                                                       128,099           141,811           138,031
----------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                     $ 255,725         $ 260,752         $ 261,084
==================================================================================================================================


See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                                                    FOR THE ELEVEN
                                                                     MONTHS ENDED             For the years ended January 31,
                                                                      DECEMBER 31,      ------------------------------------------
(in thousands, except per share amounts)                                 2000             2000             1999             1998
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                           $ 11,075         $ 15,014         $ 10,056         $  7,944
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization                                           9,196           10,425            9,418            9,514
  Deferred income taxes                                                   4,093            5,874              491           (1,061)
  Gain on dispositions of real estate                                    (1,106)          (3,255)          (1,495)            (730)
  Net earnings from discontinued operations                                  --               --           (2,555)             (95)
  Stock option (credit) charge                                               --               --             (110)           6,432
  Equity in net earnings of Getty Petroleum Marketing Inc.                   --               --               --           (1,731)
  Change of control charge                                                   --               --               --            2,166
Changes in assets and liabilities, net of effect of
  acquisitions and dispositions:
  Mortgages and accounts receivable                                         552              951              547             (940)
  Recoveries from state underground storage tank funds                   (2,074)             486            5,018              830
  Prepaid expenses and other assets                                      (3,060)             478              327           (1,184)
  Accounts payable and accrued expenses                                   1,669           (5,602)            (484)          (1,878)
  Environmental remediation costs                                        (3,053)          (7,827)          (4,046)          (7,837)
  Income taxes payable                                                       --             (808)             808           (1,426)
----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by continuing operating activities               17,292           15,736           17,975           10,004
      Net cash (used in) provided by discontinued operations                 --               --           (1,916)           1,636
----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                          17,292           15,736           16,059           11,640
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                   (1,133)          (4,817)         (18,860)          (8,057)
  Property acquisitions                                                    (155)         (10,162)          (6,362)          (3,202)
  Proceeds from dispositions of real estate                               2,879            6,220            3,419            2,234
  Proceeds from disposition of discontinued operations                       --               --            7,661               --
  Cash from acquisition of Power Test Investors
    Limited Partnership, net                                                 --               --               --            1,757
----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities                 1,591           (8,759)         (14,142)          (7,268)
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under credit lines                                          12,200           10,300            4,500               --
  Repayment of mortgages payable                                         (6,224)          (6,049)          (5,284)          (5,287)
  Cash dividends                                                        (12,770)         (10,554)         (10,554)          (1,577)
  Stock options, common and treasury stock, net                         (12,017)            (680)              46            7,208
  Payments under capital lease obligations                                   --               --               --           (6,373)
  Mortgage borrowings                                                        --               --               --              306
----------------------------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                             (18,811)          (6,983)         (11,292)          (5,723)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                              72               (6)          (9,375)          (1,351)
Cash and equivalents at beginning of period                                 651              657           10,032           11,383
----------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of period                                  $    723         $    651         $    657         $ 10,032
==================================================================================================================================
Supplemental disclosures of cash flow information
  Cash paid during the period for:
    Interest                                                           $  3,721         $  2,438         $  2,794         $  5,009
    Income taxes, net                                                     6,988            6,628            4,653            3,834

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

      Change in Year-End: On December 12, 2000, the Company's Board of Directors approved a change in the fiscal year end to December 31 from January 31. The change resulted in an eleven-month accounting period ended December 31, 2000. For additional information regarding the change in year-end, see Note 12.

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

      Real Estate: Real estate assets are stated at cost less accumulated depreciation and amortization. When real estate assets are sold or retired, the cost and related accumulated depreciation and amortization is eliminated from the respective accounts and any gain or loss is credited or charged to income. Expenditures for maintenance and repairs are charged to income when incurred.

      Depreciation and Amortization: Depreciation of real estate is computed on the straight-line method based upon the estimated useful lives of the assets which generally range from 16 to 25 years for buildings and improvements.

      Insurance: Prior to the spin-off, the Company was self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applied. Since the spin-off, the Company has maintained insurance coverage subject to modest deductibles. Accruals are based on claims experience and actuarial assumptions followed in the insurance industry. Due to uncertainties inherent in the estimation process, actual losses could differ from accrued amounts.

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

      Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of:
Assets are written down to fair value when events and circumstances indicate that the assets might be impaired and the projected undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Assets held for disposal are written down to fair value less costs to sell.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       GETTY REALTY CORP. AND SUBSIDIARIES


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

      For the eleven months ended December 31, 2000 and the years ended January 31, 2000 and 1999, conversion of the Series A Participating Convertible Redeemable Preferred Stock (which was issued on January 30, 1998) into common stock utilizing the if-converted method would have been antidilutive, and therefore conversion was not assumed for purposes of computing diluted earnings per common share.


2. SPIN-OFF

      On March 21, 1997, the Company spun-off its petroleum marketing business to its stockholders. The Company retained its real estate business and leased most of its properties on a long-term net basis to Marketing.

      As part of the separation of the petroleum marketing business from the real estate business, the Company and Marketing entered into various agreements which addressed the allocation of assets and liabilities between them and govern future relationships. These agreements include a Reorganization and Distribution Agreement, Master Lease Agreement, Tax Sharing Agreement, Services Agreement and Trademark License Agreement.

      On November 2, 2000, Marketing agreed to be acquired by a subsidiary of OAO Lukoil ("Lukoil"), a Russian open joint stock company, and the Company entered into modifications to several of its agreements with Marketing. On December 8, 2000, the Lukoil subsidiary acquired in a tender offer approximately 72% of Marketing's common stock. On January 25, 2001, the Lukoil subsidiary acquired by merger the remaining common stock of Marketing.

      Under the Services Agreement, Marketing provides certain administrative and technical services to the Company and the Company provides certain limited services to Marketing. The net fees paid by the Company to Marketing for services performed (after deducting the fees paid by Marketing to the Company for services provided by the Company) were $582,000 for the eleven months ended December 31, 2000, $749,000 for the year ended January 31, 2000 and $960,000 for each of the years ended January 31, 1999 and 1998, and are included in general and administrative expenses in the consolidated statements of operations. The Company expects that substantially all of the services provided pursuant to the Services Agreement will be discontinued on or about April 1, 2001.

      The following is a summary of the financial results of the Marketing business included in the accompanying consolidated statement of operations for the fiscal 1998 period from February 1, 1997 to March 21, 1997. The financial information is presented for informational purposes only and is not necessarily indicative of the financial results that would have occurred had Marketing been operated as a separate, stand-alone entity during such period.

(in thousands)                                  Year ended January 31, 1998
---------------------------------------------------------------------------
Earnings before income taxes                              $2,931
Provision for income taxes                                 1,200
---------------------------------------------------------------------------
Net earnings                                              $1,731
===========================================================================
                                    continued
                       GETTY REALTY CORP. AND SUBSIDIARIES


3. DISCONTINUED OPERATIONS

      In December 1998, the Company sold its heating oil and propane business, Aero Oil Company. Proceeds from the sale were $7,661,000 and resulted in a pre-tax gain of $4,576,000 ($2,674,000 after-tax).

      Summary operating results of the discontinued heating oil operations is as follows (in thousands):

                                                   Years ended January 31,
                                                    1999           1998
--------------------------------------------------------------------------
Revenues                                           $18,169        $27,022
==========================================================================
Earnings before income taxes                       $ 4,373 (a)    $   164
Provision for income taxes                           1,818             69
--------------------------------------------------------------------------
Net earnings                                       $ 2,555        $    95
==========================================================================

(a) Includes pre-tax gain of $4,576 on disposal of the business.

4. LEASES

      The Company and Marketing entered into an amended and restated Master Lease Agreement (the "Master Lease") with respect to approximately 1,000 service station and convenience store properties and 9 distribution terminals and bulk plants, which became effective on December 9, 2000. The Master Lease has an extended initial term of fifteen years (or periods ranging from one to fifteen years with respect to approximately 335 properties leased by the Company from third parties), and generally provides Marketing with renewal options extending to 2048 (or with respect to such leased properties, such shorter period as the underlying lease may provide). The Master Lease now provides for a 4% rent increase effective December 9, 2000 and annual 2% escalations thereafter. In addition, the amended provisions now require that the exercise of renewal options be on an "all or nothing" basis. The Master Lease is a "triple-net" lease, therefore Marketing is responsible for the cost of all taxes, maintenance, repair, insurance and other operating expenses. The Company has agreed to provide limited environmental indemnification to Marketing with respect to six leased terminals, and limited indemnification relating to compliance of properties with local laws. The Company's aggregate indemnification liability for these items is capped at a maximum of $5.6 million. Under the Master Lease, the Company continues to have additional ongoing environmental remediation obligations for scheduled sites.

      In addition, the Company and Marketing entered into revised trademark license agreements providing for an exclusive license to Marketing for use of certain of the Company's trademarks, service marks and trade names (including the name "Getty") used in connection with Marketing's business within Marketing's current marketing territory and a non-exclusive license in the remaining United States subject to a gallonage-based royalty. The trademark agreements have the same termination date as the Master Lease.

      Revenues from rental properties for the eleven months ended December 31, 2000 and for the years ended January 31, 2000, 1999 and 1998 were $53,916,000, $58,889,000, $58,869,000 and $59,449,000, respectively, of which $51,524,000,
$56,363,000, $56,411,000 and $57,001,000, respectively, was received from
Marketing under the Master Lease.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       GETTY REALTY CORP. AND SUBSIDIARIES


      Future minimum annual rentals receivable from Marketing under the Master Lease and from other tenants, which have terms in excess of one year as of December 31, 2000, are as follows (in thousands):

                                                            Other
Years ending December 31,                    Marketing     Tenants    Total
----------------------------------------------------------------------------
2001                                         $ 57,490     $ 2,355   $ 59,845
2002                                           58,029       1,873     59,902
2003                                           58,459       1,550     60,009
2004                                           58,935       1,260     60,195
2005                                           59,737       1,107     60,844
Thereafter                                    605,378       4,216    609,594
----------------------------------------------------------------------------
                                             $898,028     $12,361   $910,389
============================================================================

      The Company has obligations to lessors under noncancelable operating leases which have terms (excluding options) in excess of one year, principally for gasoline stations. Substantially all of these leases contain renewal options and escalation clauses. Future minimum annual rentals payable under such leases are as follows (in thousands):

Years ending December 31,
----------------------------------------------------------------
2001                                                     $10,576
2002                                                       9,369
2003                                                       8,068
2004                                                       6,776
2005                                                       5,225
Thereafter                                                11,943
----------------------------------------------------------------
                                                         $51,957
================================================================

5. COMMITMENTS AND CONTINGENCIES

      On November 2, 2000, the Company entered into an amended Master Lease, which became effective on December 9, 2000 upon the acquisition of a controlling interest in Marketing by Lukoil. The amendment of the Master Lease and a related amendment of a lease between two of the Company's subsidiaries (together, the "Amended Lease Agreements") is alleged by Fleet National Bank ("Fleet" or the "Lenders") to have caused a non-monetary default under a loan agreement between one of those subsidiaries, Power Test Realty Company Limited Partnership, and Fleet (the "Loan Agreement"). Prior to the Company executing the Amended Lease Agreements, the Lenders issued a 90-day waiver of any potential default caused by the Amended Lease Agreements which expired on January 31, 2001. Fleet advised the Company that the Company was in default on February 8, 2001, and thereafter converted the loan from a LIBOR based loan to a prime rate loan retroactive to February 1, 2001. The Company has always made all required payments under the Loan Agreement, including principal and interest payments when due. While reserving its rights against Fleet to take any and all actions permitted at law or in equity to protect its interests, the Company has continued to make all required payments on the loan since February 1, 2001. Nonetheless, if the Lenders should seek to enforce any remedies that they believe that they may be entitled to, they could attempt to accelerate the remaining principal balance of the loan of approximately $21.0 million and seek to institute foreclosure proceedings on some or all of the 265 mortgaged properties. While the Company would vigorously oppose and defend against any potential actions initiated by the Lenders, there can be no assurance that the Lenders would not ultimately prevail. The Company has agreed to indemnify Marketing for any loss with respect to the properties on which there are mortgage liens as a result of actions taken by the Lenders. The Company has advised the Lenders that it presently intends to refinance the outstanding loan as soon as practicable. However, there can be no assurance on the timing of the refinancing or that it can be accomplished on commercially reasonable terms. If the Company is unable to timely refinance the outstanding loan or if the Lenders were to initiate and ultimately prevail in foreclosure proceedings, the loss of some or all of the properties collateralizing the Loan Agreement could have a material adverse effect on the Company's financial position, results of operations or cash flows. However, management believes that the ultimate resolution of this matter will not have such a material adverse effect.

                                    continued
                       GETTY REALTY CORP. AND SUBSIDIARIES


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

      Prior to the spin-off, the Company was self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. Since the spin-off, the Company has maintained insurance coverage subject to modest deductibles. The Company's consolidated statements of operations for the eleven months ended December 31, 2000 and for the fiscal years ended January 31, 2000, 1999 and 1998 included, in general and administrative expense, charges of $285,000, $1,362,000, $518,000 and $161,000, respectively, for insurance. As of December 31, 2000, January 31, 2000 and 1999, the Company's consolidated balance sheets included, in accounts payable and accrued expenses, $2,291,000, $2,269,000 and $4,361,000, respectively, relating to insurance obligations arising prior to the spin-off of the Marketing business.

      The Company's financial results depend largely on rental income from Marketing, and to a lesser extent on rental income from other tenants, and are therefore materially dependent upon the ability of Marketing to meet its obligations under the Master Lease. Marketing's financial results depend largely on retail marketing margins and rental income from its dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. However, based on the information currently available to the Company, it does not anticipate that Marketing will have difficulty in making required rental payments under the Master Lease for the foreseeable future.


6. DEBT

      Mortgages payable consists of (in thousands):

                                                                                                        January 31,
                                                                                 DECEMBER 31,     ----------------------
                                                                                     2000           2000            1999
------------------------------------------------------------------------------------------------------------------------
Mortgage loan due through March 1, 2005                                            $21,045        $22,970        $24,730
Mortgage loan due through November 1, 2000                                              --          4,184          8,344
Real estate mortgages, bearing interest at a weighted average interest rate
  of 8.10%, due in varying amounts through May 1, 2015                               1,924          2,039          2,168
------------------------------------------------------------------------------------------------------------------------
                                                                                   $22,969        $29,193        $35,242
========================================================================================================================

      The mortgage loan due March 1, 2005, as amended on March 1, 2000, provides for interest at LIBOR plus .75% to 1.75% per annum, depending on the ratio of Funded Debt, as defined. Based on such ratio as of December 31, 2000, the interest rate was LIBOR plus 1.25% which amounted to 8.07%. Principal payments are scheduled at $175,000 per month, or $2,100,000 per year, through February 1, 2005, with the balance of $12,295,000 due on March 1, 2005. The Company presently intends to refinance the outstanding loan as soon as practicable. On February 8, 2001, the Lenders informed the Company that it was in default of certain non- monetary covenants under the loan due to the amendment of the Master Lease and a related amendment of a lease between two of the Company's wholly-owned subsidiaries. The Lenders subsequently advised the Company that the loan would convert from a LIBOR-based loan to a prime rate loan, effective February 1, 2001, bearing interest at 8.0%. The loan is collateralized by primary and secondary mortgage liens on 265 fee owned service station properties with a net book value of approximately $122,306,000 at December 31, 2000. The Company's rental income from these properties was $14,822,000 for the eleven months ended December 31, 2000. See Note 5 for additional information regarding the loan.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      GETTY REALTY CORP. AND SUBSIDIARIES


      Aggregate principal payments in subsequent years for real estate mortgages, excluding the mortgage loan discussed above, are as follows: 2001 -- $129,000; 2002 -- $582,000; 2003 -- $111,000; 2004 -- $188,000; 2005 -- $306,000
and $608,000 thereafter. These mortgages payable are collateralized by real estate having an aggregate net book value of approximately $3,026,000 as of December 31, 2000.

      As of December 31, 2000, the Company had uncommitted lines of credit with two banks other than the Lenders in the aggregate amount of $35,000,000, of which $27,000,000 was utilized for short-term borrowings and $2,354,000 was utilized in the form of outstanding letters of credit relating to insurance obligations. Borrowings under these lines of credit are unsecured and bear interest at the bank's prime rate or, at the Company's option, 1.0% to 1.1% above LIBOR. These lines of credit are subject to annual renewal at the discretion of each bank.


7. ENVIRONMENTAL REMEDIATION COSTS

      The Company is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Environmental expenses have been attributable to remediation, monitoring, soil disposal and governmental agency reporting incurred in connection with contaminated sites and the replacement or upgrading of underground storage tanks ("USTs") to meet federal, state and local environmental standards, as well as routine monitoring and tank testing. For the eleven months ended December 31, 2000 and for the years ended January 31, 2000, 1999 and 1998, net environmental expenses included in the Company's consolidated statements of operations were $8,498,000, $6,648,000, $16,905,000 and
$8,255,000, respectively, which amounts were net of probable recoveries from state UST remediation funds.

      Under the Master Lease with Marketing, the Company initiated a program to bring the leased properties with known environmental contamination to regulatory closure in an economical manner, and thereafter, transfer all future environmental risks to Marketing. The Company has agreed to pay all costs relating to, and to indemnify Marketing for environmental liabilities and obligations scheduled in the Master Lease, as amended. The Company will also collect recoveries from state UST remediation funds related to these environmental obligations. The Company has also agreed to provide a limited environmental indemnification to Marketing with respect to six leased terminals and limited indemnification relating to compliance of properties with local laws. The Company's aggregate indemnification liability for these items is capped at a maximum of $5.6 million.

      As of December 31, 2000, January 31, 2000 and 1999, the Company had accrued $23,371,000, $26,424,000 and $34,251,000, respectively, as management's best estimate for probable and reasonably estimable environmental remediation costs. As of December 31, 2000, January 31, 2000 and 1999, the Company had also recorded $11,957,000, $9,883,000 and $10,369,000, respectively, as management's best estimate for recoveries from state UST remediation funds related to environmental obligations and liabilities. In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in the Company's financial statements as they become probable and reasonably estimable. Although future environmental expenditures may have a significant impact on results of operations for any single fiscal year or interim period, the Company currently believes that such costs will not have a material adverse effect on the Company's financial position.

                                    continued
                       GETTY REALTY CORP. AND SUBSIDIARIES


8. INCOME TAXES

      The provision for income taxes is summarized as follows (in thousands):

                               FOR THE ELEVEN             For the years ended
                                MONTHS ENDED                   January 31,
                                DECEMBER 31,     --------------------------------------
                                     2000           2000           1999            1998
---------------------------------------------------------------------------------------
Continuing operations             $ 7,875        $11,091        $ 5,337         $ 5,697
Discontinued operations:
  Operations                           --             --            (84)             69
  Disposal                             --             --          1,902              --
---------------------------------------------------------------------------------------
                                       --             --          1,818              69
---------------------------------------------------------------------------------------
Provision for income taxes        $ 7,875        $11,091        $ 7,155         $ 5,766
=======================================================================================

      The provision for income taxes is comprised as follows (in thousands):

                               FOR THE ELEVEN              For the years ended
                                MONTHS ENDED                    January 31,
                                 DECEMBER 31,    --------------------------------------
                                     2000           2000           1999            1998
---------------------------------------------------------------------------------------
Federal:
  Current                         $ 2,435        $ 2,260        $ 5,314         $ 2,697
  Deferred                          3,638          5,817           (120)          1,557
State and local:
  Current                             667            735            966             990
  Deferred                          1,135          2,279            995             522
---------------------------------------------------------------------------------------
Provision for income taxes        $ 7,875        $11,091        $ 7,155         $ 5,766
=======================================================================================

      The tax effects of temporary differences which comprise the deferred tax assets and liabilities are as follows (in thousands):

                                                                    January 31,
                                           DECEMBER 31,      --------------------------
                                               2000             2000             1999
---------------------------------------------------------------------------------------
Real estate                                 $(46,891)        $(46,893)        $(44,028)
Environmental remediation costs, net           6,784           11,080           13,257
Other accruals                                 3,024            2,723            1,576
Other                                         (3,094)          (2,994)          (1,015)
---------------------------------------------------------------------------------------
Net deferred tax liabilities                $(40,177)        $(36,084)        $(30,210)
=======================================================================================

      The following is a reconciliation of the expected statutory federal income tax provision and the actual provision for income taxes (in thousands):

                                                           FOR THE ELEVEN                  For the years ended
                                                            MONTHS ENDED                       January 31,
                                                            DECEMBER 31,       ------------------------------------------
                                                               2000              2000             1999             1998
-------------------------------------------------------------------------------------------------------------------------
Expected provision at statutory federal income tax rate        $  6,594        $  9,137         $  5,910         $  4,661
State and local income taxes, net of federal benefit              1,175           1,959            1,288              994
Other                                                               106              (5)             (43)             111
-------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                     $  7,875        $ 11,091         $  7,155         $  5,766
=========================================================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      GETTY REALTY CORP. AND SUBSIDIARIES

9. STOCKHOLDERS' EQUITY

      A summary of the changes in stockholders' equity for the eleven months ended December 31, 2000 and for the three years ended January 31, 2000 is as follows:

                                                       Preferred Stock                      Common Stock
                                                   ------------------------            ------------------------          Paid-In
(in thousands, except per share amounts)           Shares            Amount            Shares            Amount          Capital
-----------------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 1997                              --         $      --            13,583         $   1,358         $ 120,293
Net earnings
Spin-off of Marketing                                                                                                     (56,272)
Cash dividends:
  Common -- $.12 per share
Issuance of treasury stock, net                                                                                                (1)
Stock options                                                                             863                87            15,679
Merger transaction                                  2,889            72,220              (883)           (1,309)          (12,614)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998                           2,889            72,220            13,563               136            67,085
Net earnings
Cash dividends:
  Common -- $.40 per share
  Preferred -- $1.775 per share
Issuance of common stock                                                                    2                                  33
Stock options                                                                               1                                 (97)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1999                           2,889            72,220            13,566               136            67,021
Net earnings
Cash dividends:
  Common -- $.40 per share
  Preferred -- $1.775 per share
Purchase of preferred stock for treasury
Purchase of common stock for
  treasury, net
Stock options                                                                               1                                  15
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 2000                           2,889            72,220            13,567               136            67,036
Net earnings
Cash dividends:
  Common -- $.60 per share
  Preferred -- $1.775 per share
Purchase of preferred stock for treasury
Purchase of common stock for
  treasury, net
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                          2,889         $  72,220            13,567         $     136         $  67,036
===================================================================================================================================

                                                                  Preferred Stock                  Common Stock
                                                                 Held in Treasury,              Held in Treasury,
                                               Retained               at Cost                        at Cost
                                               Earnings       ------------------------        --------------------
(in thousands, except per share amounts)       (Deficit)      Shares            Amount        Shares        Amount       Total
---------------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 1997                     $  (7,215)          --         $      --         (886)     $ (13,964)    $ 100,472
Net earnings                                      7,944                                                                    7,944
Spin-off of Marketing                                                                                                    (56,272)
Cash dividends:
  Common -- $.12 per share                       (1,577)                                                                  (1,577)
Issuance of treasury stock, net                                                                   3             41            40
Stock options                                                                                                             15,766
Merger transaction                                                                              883         13,923        72,220
---------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998                          (848)          --                --           --             --       138,593
Net earnings                                     10,056                                                                   10,056
Cash dividends:
  Common -- $.40 per share                       (5,426)                                                                  (5,426)
  Preferred -- $1.775 per share                  (5,128)                                                                  (5,128)
Issuance of common stock                                                                                                      33
Stock options                                                                                                                (97)
---------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1999                        (1,346)          --                --           --             --       138,031
Net earnings                                     15,014                                                                   15,014
Cash dividends:
  Common -- $.40 per share                       (5,426)                                                                  (5,426)
  Preferred -- $1.775 per share                  (5,128)                                                                  (5,128)
Purchase of preferred stock for treasury                          (1)              (14)                                      (14)
Purchase of common stock for
  treasury, net                                                                                 (60)          (681)         (681)
Stock options                                                                                                                 15
---------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 2000                         3,114           (1)              (14)         (60)          (681)      141,811
Net earnings                                     11,075                                                                   11,075
Cash dividends:
  Common -- $.60 per share                       (7,672)                                                                  (7,672)
  Preferred -- $1.775 per share                  (5,098)                                                                  (5,098)
Purchase of preferred stock for treasury                         (22)             (416)                                     (416)
Purchase of common stock for
  treasury, net                                                                                (959)       (11,601)      (11,601)
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                    $   1,419(a)       (23)        $    (430)      (1,019)     $ (12,282)    $ 128,099
=================================================================================================================================

(a) Net of $103,803 transferred from retained earnings to common stock and paid-in capital as a result of accumulated stock dividends.

      On January 30, 1998, the Company and Power Test Investors Limited Partnership (the "Partnership"), a publicly traded real estate limited partnership, completed a merger transaction to combine their assets and operations. In connection with the merger, unitholders of the Partnership received 2,888,798 shares of Series A Participating Convertible Redeemable Preferred Stock of Getty Realty Corp. in exchange for their Partnership units. Each share of preferred stock has voting rights of and is convertible into
1.1312 shares of common stock of the Company and
                                    continued
                       GETTY REALTY CORP. AND SUBSIDIARIES


pays stated cumulative dividends of $1.775 per annum, or if greater, the per share dividends paid on common stock. Commencing February 1, 2001, the Company may redeem all or a portion of the preferred stock at a purchase price of $25.00 per share plus accumulated, accrued and unpaid dividends, if the closing price of the Company's common stock exceeds $22.10 per share for a period of ten cumulative trading days within 90 days prior to the date of notice of redemption. In the event of a liquidation, dissolution or winding up of the Company, holders of the preferred stock will have the right to liquidation preferences in the amount of $25.00 per share, plus accumulated, accrued and unpaid dividends, before any payment to holders of the Company's common stock.


10. EMPLOYEE BENEFIT PLANS

      The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for employees meeting certain service requirements and a Supplemental Plan for executives. Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Board of Directors. Also, under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to 50% of such contributions but in no event more than 3% of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to 10% of his compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the plans approximated $87,000, $102,000, $126,000 and $89,000 for the eleven months ended December 31, 2000 and the years ended January 31, 2000, 1999 and 1998, respectively. These amounts are included in the accompanying consolidated statements of operations.

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

      Immediately prior to the spin-off of its petroleum marketing business to its stockholders, each holder of an option to acquire shares of the Company's common stock received, in exchange therefor, two separately exercisable options: one to purchase shares of the Company's common stock (a "Realty Option") and one to purchase shares of Marketing common stock (a "Marketing Option"), each exercisable for the same number of shares and containing substantially equivalent terms as the pre-distribution option. The exercise price of each Realty Option and Marketing Option was set so as to preserve the Aggregate Spread (as defined below) in value attributed to the options currently held. The "Aggregate Spread" was an amount representing the difference between the exercise price of an option and the price of a share of Company common stock immediately prior to the spin-off multiplied by the number of shares underlying the option. Unexercisable options covering a total of 223,587 shares became immediately exercisable at the date of the spin-off for persons covered by change of control agreements. Accordingly, in the year ended January 31, 1998, the Company recognized a charge to earnings of $2,166,000 at the date of the spin-off equal to the product of the number of these options and the difference between their exercise price and the then market price.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       GETTY REALTY CORP. AND SUBSIDIARIES


      The following is a schedule of stock option prices and activity relating to the Company's stock option plans:

                         FOR THE ELEVEN
                          MONTHS ENDED                                  For the years ended January 31,
                           DECEMBER 31,            ------------------------------------------------------------------------------
                               2000                     2000                      1999                         1998
---------------------------------------------------------------------------------------------------------------------------------
                                     WEIGHTED                 Weighted                  Weighted                       Weighted
                       NUMBER        AVERAGE       Number      Average      Number       Average       Number          Average
                         OF          EXERCISE        of       Exercise        of         Exercise        of            Exercise
                       SHARES          PRICE       Shares       Price       Shares         Price       Shares          Price (a)
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at
  beginning
  of period            373,740      $  21.27      358,119      $ 22.63      363,553      $   23.15    1,014,226         $ 10.28
Granted                 53,750         14.50       41,750        11.13           --(b)          --      349,236           23.65
Exercised                   --            --       (1,102)       13.23       (1,215)         10.89     (864,535)          10.15
Cancelled              (22,750)        23.64      (25,027)       24.06       (4,219)         22.43     (135,374)          11.06
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at
  end of period        404,740      $  20.24      373,740      $ 21.27      358,119      $   22.63      363,553         $ 23.15
===============================================================================================================================
Exercisable at
  end of period        319,678      $  21.96      287,336      $ 22.91      277,706      $   23.14      242,779         $ 23.29
===============================================================================================================================
Available for grant
  at end of period     692,943                    723,943                   740,666                     736,447
=================================================================================================================================

(a) In connection with the spin-off, each Realty Option was reformed into separate options for Realty common stock and Marketing common stock. The exercise price of each reformed Realty Option shown herein represents 77.29% of the original exercise price.

(b) On December 14, 1998, the Company repriced 50,000 options granted in fiscal 1998 with an exercise price of $21.31 per share to $17.19 per share, as compared to the then market price of $13.06 per share.

      The following table summarizes information concerning options outstanding and exercisable at December 31, 2000:

                             Options Outstanding                                       Options Exercisable
---------------------------------------------------------------------------        --------------------------
                                                Weighted
                                                 Average           Weighted                          Weighted
                                                Remaining           Average                           Average
    Range of               Number              Contractual         Exercise          Number          Exercise
 Exercise Prices         Outstanding          Life (Years)           Price         Exercisable         Price
-------------------------------------------------------------------------------------------------------------
   $9.56-14.40             106,500                  8               $12.76            28,938          $10.88
      17.19                 50,000                  7                17.19            42,500           17.19
      24.06                248,240                  4                24.06           248,240           24.06
------------------------------------------------------------------------------------------------------------
                           404,740                                                   319,678
============================================================================================================

      The Company accounts for its stock-based employee compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company recorded a stock compensation charge (credit) of ($199,000) and $8,683,000 for the years ended January 31, 1999 and 1998, respectively, since certain options required variable plan accounting treatment.

                                    continued
                       GETTY REALTY CORP. AND SUBSIDIARIES


      Had compensation cost for the Company's Plan been determined based upon the fair value methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and net earnings per share on a diluted basis would have been reduced as follows:

                         FOR THE ELEVEN
                          MONTHS ENDED                                    For the years ended January 31,
                           DECEMBER 31,         -----------------------------------------------------------------------------------
                               2000                        2000                           1999                        1998
-----------------------------------------------------------------------------------------------------------------------------------
                    AS REPORTED    PRO FORMA    As Reported     Pro Forma     As Reported      Pro Forma    As Reported   Pro Forma
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings
  (in thousands)   $   11,075    $   10,963     $   15,014     $   14,190      $   10,056     $    9,054     $    7,944  $    7,513
Net earnings per
  common share            .47(a)        .46(a)         .73(a)         .67(a)          .36(a)         .29(a)         .60         .56

(a) After giving effect to preferred stock dividends.

      The fair value of the options granted during the eleven months ended December 31, 2000 and the years ended January 31, 2000 and 1998 were estimated as $4.11, $3.57 and $10.32 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                     For the years
                                                  FOR THE ELEVEN         ended
                                                   MONTHS ENDED       January 31,
                                                   DECEMBER 31,   -------------------
                                                       2000        2000       1999
-------------------------------------------------------------------------------------
Expected dividend yield                                  4.1%        3.6%       .5%
Expected volatility                                       35%         34%       35%
Risk-free interest rate                                  5.2%        6.7%      5.5%
Expected life of options (years)                           7           7         7


11. QUARTERLY FINANCIAL DATA

      The following is a summary of the interim results of operations for the eleven months ended December 31, 2000 and for the year ended January 31, 2000 (unaudited as to interim information):

                                                                                             Two            Eleven
                                                          Three months ended                months          months
                                               ----------------------------------------     ended           ended
Eleven months ended December 31, 2000:         April 30,       July 31,      October 31,  December 31,    December 31,
----------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues from rental properties                 $14,725        $14,700        $14,580        $ 9,911        $53,916
Earnings before income taxes                      6,003          5,574          5,397          1,976         18,950
Net earnings                                      3,455          3,257          3,125          1,238         11,075
Diluted earnings per common share (a)               .16            .16            .15             --            .47

                                                                  Three months ended
                                                -------------------------------------------------------    Year ended
Year ended January 31, 2000:                    April 30,      July 31,      October 31,    January 31,    January 31,
----------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues from rental properties                 $14,760        $14,666        $14,628        $14,835        $58,889
Earnings before income taxes                      5,759          6,350          7,710          6,286         26,105
Net earnings                                      3,343          3,686          4,460          3,525         15,014
Diluted earnings per common share (a)               .15            .18            .23            .17            .73

(a) After giving effect to quarterly preferred stock dividends aggregating $5,098 and $5,128 for the eleven months ended December 31, 2000 and for the year ended January 31, 2000, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       GETTY REALTY CORP. AND SUBSIDIARIES



12. TRANSITION PERIOD COMPARATIVE DATA

      The following table presents certain financial information for the eleven months ended December 31, 2000 and 1999, (in thousands, except per share data):

                                                           2000           1999
                                                                      (unaudited)
--------------------------------------------------------------------------------
Revenues from rental properties                          $53,916        $53,983
--------------------------------------------------------------------------------
Earnings before income taxes                             $18,950        $24,427
Provision for income taxes                                 7,875         10,378
--------------------------------------------------------------------------------
Net earnings                                              11,075         14,049
Preferred stock dividends                                  5,098          5,128
--------------------------------------------------------------------------------
Net earnings applicable
  to common stockholders                                 $ 5,977        $ 8,921
================================================================================
Net earnings per common share:
  Basic                                                  $   .47        $   .66
  Diluted                                                $   .47        $   .66
Weighted average common shares outstanding:
  Basic                                                   12,818         13,567
  Diluted                                                 12,818         13,569

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
and Stockholders of Getty Realty Corp.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Getty Realty Corp.
and Subsidiaries (the "Company") at December 31, 2000, January 31, 2000 and 1999, and the results of their operations and their cash flows for the eleven months ended December 31, 2000 and for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As more fully discussed in Notes 5 and 6 to the consolidated financial statements, a subsidiary of the Company has received notice from one of its lenders that an amendment to the Master Lease has caused a non-monetary default under a loan agreement between the lender and the Company.


/s/ PricewaterhouseCoopers LLP

New York, New York
March 16, 2001

                                  CAPITAL STOCK

                       GETTY REALTY CORP. AND SUBSIDIARIES


      Our common stock is traded on the New York Stock Exchange (symbol: "GTY"). At December 31, 2000, there were approximately 2,300 holders of record of our common stock. The price range of common stock and cash dividends paid with respect to each share of common stock during the eleven months ended December 31, 2000 and the fiscal year ended January 31, 2000 were as follows:

                                 Price Range
                         --------------------------      Cash Dividends
Period Ending                High            Low           Per Share
-----------------------------------------------------------------------
December 31, 2000        $  15 1/8       $  10              $  .15
October 31, 2000            12               9 7/8             .15
July 31, 2000               12 5/16         10 5/16            .15
April 30, 2000              13 7/16          9 13/16           .15

January 31, 2000         $  13           $  10 13/16        $  .10
October 31, 1999            14 7/16         12 1/16            .10
July 31, 1999               14 7/8          13 5/16            .10
April 30, 1999              15 5/8          12 1/2             .10

      Our Series A preferred stock commenced trading in February 1998 on the New York Stock Exchange (symbol: "GTY PrA"). At December 31, 2000, there were approximately 400 holders of record of our preferred stock. The price range of preferred stock and cash dividends paid with respect to each share of preferred stock during the eleven months ended December 31, 2000 and the fiscal year ended January 31, 2000 were as follows:

                               Price Range
                          ----------------------    Cash Dividends
Period Ending               High            Low         Per Share
--------------------------------------------------------------------
December 31, 2000         $20 1/4        $19 1/2        $.44375
October 31, 2000           19 3/4         19             .44375
July 31, 2000              18 3/4         18 1/8         .44375
April 30, 2000             19 3/4         18 1/8         .44375

January 31, 2000          $20 1/4        $19 1/16       $.44375
October 31, 1999           20 5/8         19 3/4         .44375
July 31, 1999              20 1/8         19 1/8         .44375
April 30, 1999             21             19 3/8         .44375