Form 10-K405, Exhibit 13
period 2001-12-31
GETTY REALTY CORP /MD/
filed 2002-03-29
CIK 1052752

                       GETTY REALTY CORP. AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA



Consolidated Financial Data
------------------------------------------------------------------------------------------------------------------------
                                               For the         For the eleven
                                              year ended        months ended           For the years ended January 31,
                                              December 31,      December 31,       -------------------------------------
(in thousands, except per share amounts)          2001             2000(a)             2000          1999      1998(b)
------------------------------------------------------------------------------------------------------------------------
Revenues from rental properties                $ 68,322            $ 53,916          $ 58,889      $ 58,869    $ 59,449
Other income                                      2,153                 378             4,970         2,472       3,368
------------------------------------------------------------------------------------------------------------------------
  Total revenues                                 70,475              54,294            63,859        61,341      62,817
Earnings from continuing
  operations before income taxes                 32,083              18,950            26,105        12,838      13,546(c)
Net earnings                                     68,731(d)           11,075            15,014        10,056       7,944
Diluted earnings per common share:
  Continuing operations                            3.18                 .47               .73           .17         .59
  Discontinued operations                            --                  --                --           .19         .01
  Net earnings                                     3.18                 .47               .73           .36         .60
Cash dividends per share:
  Preferred                                      5.9750(e)            1.775             1.775         1.775          --
  Common                                         5.2750(e)              .60               .40           .40         .12
Total assets                                    288,188             255,725           260,752       261,084     265,661
Total debt                                          997              49,969            43,993        39,742      40,526
Stockholders' equity                            237,773             128,099           141,811       138,031     138,593


(a) The Company's Board of Directors approved a change in the fiscal year end to December 31 from January 31.
(b) Includes financial results of the petroleum marketing business prior to the spin-off to the Company's shareholders on March 21, 1997 of $2,931 and $1,731 in earnings from continuing operations before income taxes and net earnings, respectively.
(c) Includes $7,918 of aggregate pre-tax charges consisting of $8,683 of stock compensation expense and $2,166 of change of control charges, net of $2,931 of equity in earnings of petroleum marketing business for the period from February 1, 1997 to March 21, 1997.
(d) Includes a $36,648 tax benefit due to the reversal of previously accrued income taxes that the Company would no longer be required to pay as a REIT.
(e) Includes $4.20 and $4.15 "earnings and profits" cash distribution paid on August 2, 2001 to preferred and common shareholders, respectively.



Pro Forma Supplemental Financial Highlights and Selected Data (unaudited)
------------------------------------------------------------------------------------------------------------------------
                                                For the       For the eleven
                                              year ended       months ended           For the years ended January 31,
                                              December 31,     December 31,        -------------------------------------
(in thousands, except per share amounts)          2001            2000(a)              2000       1999         1998(f)
------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
  before income taxes                          $ 32,083           $ 18,950          $ 26,105    $ 12,838     $ 10,615
Net earnings                                     68,731             11,075            15,014      10,056        6,213
Adjusted funds from operations (g)               26,898             21,942            28,147      15,663       19,399
Adjusted funds from operations
  per diluted share                                1.64               1.68              1.98        1.15         1.45
Real estate before accumulated
  depreciation                                  311,352            313,037           316,002     307,793      284,092
Capitalization:
  Total debt                                        997             49,969            43,993      39,742       40,526
  Stockholders' equity                          237,773            128,099           141,811     138,031      138,593
------------------------------------------------------------------------------------------------------------------------
  Total capitalization                          238,770            178,068           185,804     177,773      179,119
Number of Properties:
  Owned                                             744                753               757         740          736
  Leased                                            335                344               361         379          404
------------------------------------------------------------------------------------------------------------------------
  Total properties                                1,079              1,097             1,118       1,119        1,140


(f) Excludes the petroleum marketing business which was spun-off on March 21, 1997. This data is presented for informational purposes only and is not necessarily indicative of the financial results that would have occurred had Realty been operated as a separate, stand-alone entity during such periods nor is the information presented necessarily indicative of future results.
(g) Adjusted funds from operations is defined as net income applicable to common shareholders before depreciation and amortization, extraordinary items, gains or losses on sales of real estate, straight-line rent and income tax. AFFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and therefore should not be considered an alternative for net income as a measure of liquidity.

Getty Realty Corp. and Subsidiaries

Management's Discussion And Analysis of Financial Condition And Results of Operations

GENERAL

         We are a real estate company specializing in the ownership and leasing of service stations, convenience stores and petroleum marketing terminals. We lease 987 of our 1,079 properties on a long-term net basis to Getty Petroleum Marketing Inc. ("Marketing"), which was spun-off to our shareholders on March 21, 1997 and subsequently acquired by a subsidiary of OAO Lukoil ("Lukoil"), Russia's largest vertically integrated oil company, in December 2000.


         Our financial results largely depend on rental income from Marketing and other tenants and are materially dependent upon the ability of Marketing to meet its obligations under the master lease entered into on February 1, 1997 and amended and restated effective December 9, 2000 (the "Master Lease"). Based on the information currently available to us, we do not anticipate that Marketing will have difficulty in making required rental payments under the Master Lease in the foreseeable future.

         On August 1, 2001, we closed a public offering of 8,855,000 shares of our common stock. A portion of the $131.5 million net proceeds of the offering was used to pay a $64.1 million special one-time "earnings and profits" (as defined in the Internal Revenue Code) cash distribution to preferred and common shareholders and $37.4 million was used to repay substantially all of our mortgage debt and outstanding lines of credit.

         In addition, on August 1, 2001, our shareholders approved a charter amendment to include ownership limitations typical for real estate investment trusts ("REIT"s) and accordingly, we elected to be taxed as a REIT under the federal income tax laws with the year beginning January 1, 2001. As a result, during the year, we recorded a nonrecurring tax benefit to reverse previously accrued income tax liabilities that we would no longer be required to pay as a REIT. As a REIT, we are not subject to federal corporate income tax on the net income we distribute to our shareholders. In order to continue to qualify for taxation as a REIT, we are required, among other things, to distribute at least 90% of our taxable income to shareholders each year. In order to initially qualify for REIT status, we were required to make a distribution to shareholders in an amount at least equal to our accumulated earnings and profits from the years we operated as a taxable corporation.


         On December 12, 2000, our Board of Directors approved a change in our fiscal year end to December 31 from January 31. The change resulted in an eleven-month accounting period ending December 31, 2000. In order to make the following discussion of our results of operations more meaningful, the results of operations for the twelve months ended December 31, 2001 have been compared to the recast unaudited results of operations for the twelve months ended December 31, 2000 and the results of operations for the eleven months ended December 31, 2000 have been compared to the unaudited results of operations for the eleven months ended December 31, 1999.

RESULTS OF OPERATIONS

Twelve months ended December 31, 2001 compared to twelve months ended December 31, 2000 (unaudited)

         Revenues from rental properties for the twelve months ended December 31, 2001 ("fiscal 2001") and 2000 ("recast calendar 2000") were $ 68.3 million and $58.8 million, respectively. Approximately $57.5 million and $56.2 million of these rentals received for fiscal 2001 and recast calendar 2000, respectively, were from properties leased to Marketing under the Master Lease. In addition, revenues from rental properties include $8.4 million of deferred rent receivable recognized in the current year, as required by generally accepted accounting principles ("GAAP"), related to the 2% future annual rent increases due from Marketing under the terms of the Master Lease. The aggregate minimum rent due over the initial 15-year term of the Master Lease is recognized on a straight-line basis rather than when due.

         Other income was $ 2.2 million for fiscal 2001 as compared with $0.3 million for recast calendar 2000. The $1.9 million increase was due, in part, to higher interest income of $0.4 million from short term investments resulting from investing the balance of the net proceeds of the common stock offering. The increase was also due to a severance charge of $0.9 million and expenses related to the amendment of the Master Lease of $0.6 million, both of which were recorded in the prior year.

         Rental property expenses, which are principally comprised of rent expense and real estate taxes, of $11.4 million for fiscal 2001 decreased from recast calendar 2000 by $0.6 million due to a reduction in the number of properties leased and an increase in refunds received for contested real estate taxes.

         Environmental expenses for fiscal 2001 were $10.8 million, an increase of $1.6 million from the prior period. The current period environmental expenses include a change in estimated remediation costs of $9.2 million, a $2.4 million increase from the prior year. The change in estimated remediation costs for the current period was primarily due to the completion of assessment phases for a substantial number of properties. In addition, certain states have recently adopted more stringent environmental regulations resulting in increased remediation costs. The current year increase in environmental expenses was also due to increased professional fees of $0.8 million partially offset by $1.6 million of decreased environmental litigation expenses compared to the prior year.


         General and administrative expenses for fiscal 2001 were $4.9 million, an increase of $1.3 million from recast calendar 2000. The increase is attributable to nonrecurring expenses relating to the amendment of our charter and debt repayment, as well as higher legal fees and increased employee related expenses, partially offset by reduced service fees paid to Marketing. Included in general and administrative expenses for fiscal 2001 and recast calendar 2000 are $226,000 and $635,000, respectively, of net fees paid to Marketing for certain administrative and technical services performed by Marketing under a services agreement. Substantially all of these services were discontinued as of April 1, 2001.

         Depreciation and amortization for fiscal 2001 was $9.3 million, a decrease of $0.8 million from recast calendar 2000, as a result of certain assets becoming fully depreciated and dispositions of real estate.

         Interest expense was $1.9 million for fiscal 2001, a decrease of $1.7 million from recast calendar 2000, due to lower average borrowings outstanding and the repayment of substantially all of our mortgage debt and outstanding lines of credit during the year.

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

         Environmental expenses for fiscal December 2000 were $8.5 million, an increase of $2.4 million from the prior period. Fiscal December 2000 included a change in estimated remediation costs of $6.8 million associated with contamination discovered at properties where we retain responsibility for environmental remediation and revisions to estimates at other properties where remediation is ongoing. Fiscal December 1999 environmental expenses totaled $6.1 million, of which $4.4 million represented a change in estimated remediation costs or revisions to prior estimates. Fiscal December 2000 also included $1.2 million of expenses related to environmental litigation compared to $0.7 million for the prior period.

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

         Depreciation and amortization for fiscal December 2000 was $9.2 million, a decrease of $0.4 million from the prior period as a result of certain assets becoming fully depreciated and dispositions of real estate.

         Interest expense was $3.4 million and $2.5 million for fiscal December 2000 and fiscal December 1999, respectively. The increase was due to higher average borrowings outstanding and higher average interest rates.

Fiscal year ended January 31, 2000 compared to fiscal year ended January 31,
1999

         Revenues from rental properties for each of the twelve months ended January 31, 2000 ("fiscal 2000") and 1999 ("fiscal 1999") were $58.9 million. Approximately $56.4 million of these rentals for each fiscal year were from properties leased to Marketing under the Master Lease.

         Other income was $5.0 million for fiscal 2000 as compared with $2.5 million for fiscal 1999. The $2.5 million increase was primarily due to higher gains on dispositions of real estate of $1.8 million and settlement of a lawsuit resulting in the elimination of a $1.2 million reserve, partially offset by lower investment income.

         Rental property expenses, which are principally comprised of rent expense and real estate taxes, decreased from fiscal 1999 by $0.8 million to $12.1 million for fiscal 2000 due to a reduction in the number of properties leased.

         Environmental expenses for fiscal 2000 were $6.6 million, a decrease of $10.5 million from fiscal 1999. Fiscal 2000 included a change in estimated remediation costs of $4.4 million associated with contamination discovered at properties where we retain responsibility for environmental remediation and revisions to estimates at other properties where remediation is ongoing. Fiscal 1999 environmental expenses totaled $16.9 million, of which $14.8 million represented a change in estimated remediation costs or revisions to prior estimates.

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

LIQUIDITY AND CAPITAL RESOURCES

         Our principal sources of liquidity are available cash and equivalents, the cash flows from our business and a short-term uncommitted line of credit with a bank. Management believes that dividend payments and cash requirements for our business, including environmental remediation expenditures, capital expenditures and debt service, can be met by cash flows from operations, available cash and equivalents and the credit line. As of December 31, 2001, we had a line of credit amounting to $25.0 million, of which $3.3 million was utilized for outstanding letters of credit. Borrowings under the line of credit are unsecured and bear interest at the prime rate or, at our option, LIBOR plus 1.25%. The line of credit is subject to annual renewal at the discretion of the bank.

         On August 1, 2001, we closed a public offering of 8,855,000 shares of our common stock at a price of $16.00 per share. The net proceeds of the offering of $131.5 million were used to pay a $64.1 million special one-time earnings and profits cash distribution to shareholders. We used $17.5 million of the net proceeds to repay all amounts then outstanding under our lines of credit and $19.9 million to retire a loan from J.P. Morgan Chase (which had been previously purchased from Fleet National Bank). The remaining $30.0 million of the net proceeds will be used for general corporate purposes, including the acquisition of additional properties.

         At a special meeting of shareholders held on August 1, 2001, our shareholders approved a charter amendment containing ownership limitations typical for REITs. We elected to be taxed as a REIT under the federal income tax laws with the year beginning January 1, 2001. As a REIT, we are required, among other things, to distribute at least 90% of our taxable income to shareholders each year. We presently intend to pay common stock dividends of $0.4125 per quarter ($1.65 per share on an annual basis), and commenced doing so with the quarterly dividend declared in September 2001. We presently intend to pay quarterly dividends of $0.44375 per share of preferred stock ($1.775 per share on an annual basis) until dividends declared per share of common stock in any calendar year exceed $1.5691, at which time preferred shareholders will participate in the excess common stock dividends declared for the calendar year on an "as converted" basis. Payment of dividends is subject to market conditions, our financial condition, the distribution preferences of our preferred stock and other factors, and therefore cannot be assured.

         We declared cash common stock dividends of $.4125 for the last two quarters of fiscal 2001, $.15 per share for the first two quarters of fiscal 2001 and for each of the quarters during fiscal December 2000, and $.10 per share for each of the quarters during fiscal 2000. We also paid quarterly preferred stock dividends of $.44375 per share during each of these calendar and fiscal periods. A special one-time earnings and profits distribution was paid on August 2, 2001 to holders of Getty common stock and Series A Preferred stock. Common shareholders received $4.15 per share and Series A Preferred shareholders received $4.20 per share. These dividends aggregated $90.7 million for fiscal 2001, $12.8 million for fiscal December 2000 and $10.6 million for fiscal 2000, respectively.

         In December 1999, the Board of Directors authorized the purchase, from time to time, in the open market or in private transactions of up to an aggregate of 300,000 shares of Common Stock and Series A Participating Convertible Redeemable Preferred Stock. In March and June 2000, the Board approved the purchase of up to an aggregate of 500,000 and 300,000 additional shares of Common and Preferred Stock, respectively. As of January 31, 2000, we repurchased 60,016 shares of Common Stock and 700 shares of Preferred Stock at an aggregate cost of $0.7 million. During the eleven months ended December 31, 2000, we repurchased 959,282 additional shares of Common Stock and 22,330 additional shares of Preferred Stock at an aggregate cost of $12.0 million. We have not purchased additional shares since December 2000.

         Capital expenditures, including acquisitions, for fiscal 2001, fiscal December 2000 and fiscal 2000 amounted to $.5 million, $1.3 million and, $15.0 million, respectively, which included $.2 million, $.4 million and $4.7 million, respectively, for the replacement of underground storage tanks and vapor recovery facilities at gasoline stations. Expenditures with respect to replacement of these items had been our responsibility after the spin-off at certain properties where we retained environmental liabilities and obligations.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

         Our significant contractual obligations and commitments and our other commercial commitments are comprised of long-term debt, operating lease payments due to landlords and environmental remediation expenditures, net of recoveries from state underground storage tank funds. In addition, as a REIT we are required to pay dividends equal to at least 90% of our taxable income in order to continue to qualify as a REIT. Our contractual obligations and commercial commitments are summarized below (in thousands):


                                   Total       2002        2003        2004        2005        2006      Thereafter
                                 --------    --------    --------    --------    --------    --------    ----------
Operating leases                 $ 51,862    $ 10,508    $  9,713    $  8,418    $  6,853    $  4,609     $ 11,761
Long-term debt                        997          73          79          74         285          30          456
                                 --------    --------    --------    --------    --------    --------     --------
Total contractual obligations    $ 52,859    $ 10,581    $  9,792    $  8,492    $  7,138    $  4,639     $ 12,217
                                 ========    ========    ========    ========    ========    ========     ========

Environmental remediation costs  $ 27,292    $ 10,718    $  7,743    $  4,712    $  1,746    $  1,253     $  1,120
Recoveries from state
underground storage tank funds    (14,276)     (3,452)     (5,213)     (2,826)     (1,569)       (964)        (252)
                                 --------    --------    --------    --------    --------    --------     --------
Net environmental remediation
accrual                          $ 13,016    $  7,266    $  2,530    $  1,886    $    177    $    289     $    868
                                 ========    ========    ========    ========    ========    ========     ========




CRITICAL ACCOUNTING POLICIES


         Our accompanying consolidated financial statements include the accounts of Getty Realty Corp. and our wholly-owned subsidiaries. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported in its financial statements. We have made our best estimates and judgments relating to certain amounts which are included in our financial statements, giving due consideration to the accounting policies selected and materiality. We do not believe that there is a great likelihood that materially different amounts would be reported related to the application of the accounting policies described below. Application of these accounting policies, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Our accounting policies are described in note 1 to the consolidated financial statements. We believe the more critical of our accounting policies are as follows:

         Revenue Recognition - We earn revenue primarily from operating leases with Marketing and other tenants. We recognize income under the Master Lease with Marketing on the straight-line method, which effectively recognizes contractual lease payments evenly over the initial fifteen year term of the lease. A critical assumption in applying this accounting method is that the tenant will make all contractual lease payments during the initial lease term and that the deferred rent receivable of $8.4 million recorded as of December 31, 2001 will ultimately be collected. Accordingly, we may be required to reverse a portion of the recorded deferred rent receivable if it becomes apparent that a property will be disposed of before the end of the initial lease term. We believe our revenue recognition policies meet the requirements of GAAP.

         Impairment of long-lived assets - Real estate assets represent "long-lived" assets for accounting purposes. We review the recorded value of long-lived assets for impairment in value whenever any events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We believe real estate assets are not carried at amounts in excess of their estimated net realizable fair value amounts.

         Income taxes - Our future financial results generally will not reflect provisions for current or deferred income taxes since we elected to be taxed as a REIT effective as of January 1, 2001. Our intention is to operate in a manner that will allow us to continue to be taxed as a REIT and, as a result, we do not expect to pay substantial corporate-level federal income taxes. Many of these REIT requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we may be subject to federal income tax.

         Environmental Costs - We provide for estimated future costs for known environmental remediation requirements when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated (see Environmental Matters). Frequently the best estimate of costs for a component of the liability can only be identified as a range, and no amount within the range is a better estimate of the liability than any other amount. In that circumstance, GAAP requires that the minimum of the range be accrued for that cost component. Since environmental exposures are difficult to assess and estimate and knowledge about these liabilities is not known upon the occurrence of a single event, but rather is gained over a continuum of events, we believe that it is appropriate that our accrual estimates are adjusted as the remediation treatment progresses, as circumstances change and as environmental contingencies become more clearly defined and reasonably estimable.


ENVIRONMENTAL MATTERS

         We are subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Currently, environmental expenses are principally attributable to remediation, monitoring and governmental agency reporting incurred in connection with contaminated properties. In prior periods a larger portion of the expenses also included soil disposal, the replacement or upgrading of underground storage tanks ("USTs") to meet federal, state and local environmental standards, as well as routine monitoring and tank testing.

         Under the Master Lease with Marketing, and in accordance with leases with other tenants, we agreed to bring the leased properties with known environmental contamination to regulatory or contractual closure ("Closure") in an economical manner and, thereafter, transfer all future environmental risks to our tenants. Generally, upon achieving Closure at an individual property, our environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of our tenant. We have agreed to pay all costs relating to, and to indemnify Marketing for, environmental liabilities and obligations scheduled in the Master Lease, as amended. We will continue to collect recoveries from certain state UST remediation funds related to these environmental liabilities.

         We have also agreed to provide limited environmental indemnification to Marketing with respect to six leased terminals and limited indemnification relating to compliance of properties with local laws. Our aggregate indemnification liability for these items is capped at a maximum of $5.6 million. We have not accrued a liability for these indemnification agreements since it is uncertain that any significant amounts will be required to be paid under the agreements.

         The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated in accordance with GAAP. The environmental remediation liability is estimated based on the level and impact of contamination for each property. The accrued liability is the aggregate of the best estimates of cost for each component of the liability. If the best estimate of costs for a component of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for that cost component. Recoveries of environmental costs, principally from state underground storage tank remediation funds, are accrued as income when such recoveries are considered probable.

         Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing our liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, we consider among other things, enacted laws and regulations, assessments of contamination and the quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2001, we have remediation action plans in place for 365 (80%) of the 455 properties for which we retain environmental responsibility. Ninety properties (20%) remain in the assessment phase, which when completed will likely result in a change in estimate for those properties.


         As of December 31, 2001 and 2000, we had accrued $27.3 million and $23.4 million, respectively, as management's best estimate for probable and reasonably estimable environmental remediation costs. As of December 31, 2001 and 2000, we had also recorded $14.3 million and $12.0 million, respectively, as management's best estimate for recoveries from state UST remediation funds related to environmental obligations and liabilities. It is possible that estimated aggregate future cash expenditures for environmental remediation from 2002 through 2010 could approximate $38.6 million, or approximately $19.8 million on a net basis after estimated recoveries from state UST remediation funds of approximately $18.8 million. Neither the aggregate cash expenditure nor the accrued environmental remediation costs, nor their related recoveries, have been adjusted for inflation or discounted to present value. It is possible that estimated net cash expenditures during this period could exceed the net amount accrued as of December 31, 2001 by approximately $6.8 million. We estimate that approximately 100 properties will not have Closure at the end of this period and that spending will continue after 2010, although at significantly reduced levels. During 2002, we estimate that our net environmental spending will be approximately $7.4 million and our business plan for 2002 reflects a net change in environmental remediation costs of $6.0 million.

         In view of the uncertainties associated with environmental expenditures, however, we believe it is possible that future actual net expenditures could be substantially higher than these estimates. Adjustments to accrued liabilities for environmental remediation costs will be reflected in our financial statements as they become probable and reasonably estimable as defined by GAAP. For fiscal 2001, fiscal December 2000 and fiscal 2000, net environmental expenses included in our consolidated statements of operations amounted to $10.8 million, $8.5 million and $6.6 million, respectively, which amounts were net of probable recoveries from state UST remediation funds. Although environmental costs may have a significant impact on results of operations for any single fiscal year or interim period, we believe that such costs will not have a material adverse effect on our long-term financial position.

         We cannot predict what environmental legislation or regulations may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws which may develop in the future, could have an adverse effect on our financial position, or that of our tenants, and could require substantial additional expenditures for future remediation.

NEW ACCOUNTING PRONOUNCEMENTS

         In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("SFAS No.142"), "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also addresses the initial recognition and measurement of goodwill and other intangible assets acquired in business combinations and requires intangible assets to be recognized apart from goodwill if certain tests are met. The adoption of SFAS No. 141 did not have a significant effect on our financial position or results of operations. SFAS No. 142 requires that goodwill not be amortized but instead be measured for impairment at least annually, or when events indicate that there may be an impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. We will adopt the provisions of this statement on January 1, 2002. We do not believe the adoption of SFAS
No. 142 will have a significant impact on our financial position or results of operations.

         In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We will adopt the provisions of this statement on January 1, 2002. We do not believe the adoption of SFAS No. 144 will have a significant impact on our financial position or results of operations.

FORWARD LOOKING STATEMENTS

         Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When we use the words "believes", "expects", "plans", "projects", "estimates" and similar expressions, we intend to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance and achievements of to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.

These factors include, but are not limited to: risks associated with owning and leasing real estate generally; dependence on Marketing as a tenant and on rentals from companies engaged in the petroleum marketing and convenience store businesses; competition for properties and tenants; risk of tenant non-renewal; the effects of regulation; our expectations as to the cost of completing environmental remediation; and the impact of our electing to be taxed as a REIT, including subsequent failure to qualify as a REIT and future dependence on external sources of capital.


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

                      GETTY REALTY CORP. AND SUBSIDIARIES

                       ENVIRONMENTAL REMEDIATION OVERVIEW

     We manage our environmental remediation obligations with the assistance of Delta Environmental Consultants, an international environmental consulting firm. Environmental remediation projects are typically broken down into specific "lifecycle phases" ranging from preliminary monitoring through closure activities.
    Chart 1 details our actual environmental remediation spending on a gross basis and net of reimbursements from state underground storage tank funds for each of our last three fiscal years.
    Chart 2 details the lifecycle phase distribution of the 455 properties for which we retain responsibility as of December 31, 2001, as well as the projected gross environmental remediation spending (on a cash basis) through 2010 and our current environmental reserve amount attributable to each lifecycle phase.
    Chart 3 details our net projected environmental remediation spending through 2010. These projections are subject to significant variations; see "Environmental Matters in Management's Discussion and Analysis" on page 11.

                              [PERFORMANCE CHART 1]

Actual Environmental
Remediation Spending
(in thousands)

--------------------------------------------------------------------------------
                       January 31, 2000  December 31, 2000(2)  December 31, 2001
--------------------------------------------------------------------------------
Gross Spending (1)          $14,953            $14,579              $12,730
--------------------------------------------------------------------------------
Reimbursements              $ 3,189            $ 2,699              $ 5,171
--------------------------------------------------------------------------------
Net Spending                $11,764            $11,880              $ 7,559
--------------------------------------------------------------------------------

(1) Includes remediation spending only. Does not include legal fees, consulting fees and legal settlement costs.
(2) 2000 Figures are based on an 11 month fiscal year.

                             [PERFORMANCE CHART 2]

Accrued Environmental
Remediation Costs and
Projected Gross Spending
by Lifecycle Phase*
(in thousands, except number
of properties)

------------------------------------------------------------------------------------------------------------------------------------
                                           Preliminary              Remedial Action Plan   Operation &
                                           Monitoring   Assessment     Implementation      Maintenance  Closure Activities    Total
------------------------------------------------------------------------------------------------------------------------------------
Accrued Environmental Remediation
Costs as of 12/31/01                         $  618       $4,561             $4,894          $11,114           $6,113        $27,300
------------------------------------------------------------------------------------------------------------------------------------
Projected Gross Spending Through 2010        $1,013       $7,065             $6,730          $15,255           $8,575        $38,638
------------------------------------------------------------------------------------------------------------------------------------
Number of Properties                             16           75                 43               97              224            455
------------------------------------------------------------------------------------------------------------------------------------

(*) Figures not adjusted for present value or inflation

                              [PERFORMANCE CHART 3]

Projected Net
Environmental
Remediation
Spending Through 2010*
(in thousands, except number
of properties)

----------------------------------------------------------------------------------------------------------------------------
                        2002      2003      2004      2005      2006      2007      2008      2009      2010         Total
----------------------------------------------------------------------------------------------------------------------------
Gross Spending         $10,718   $8,071    $5,959    $4,658    $3,547    $2,071    $1,488    $1,199    $   927      $38,638
----------------------------------------------------------------------------------------------------------------------------
Reimbursements         $ 3,352   $4,098    $3,126    $2,327    $1,825    $1,390    $  996    $  679    $ 1,006      $18,799
----------------------------------------------------------------------------------------------------------------------------
Net Spending           $ 7,366   $3,973    $2,833    $2,331    $1,722    $  681    $  492    $  520    $   (79)     $19,839
----------------------------------------------------------------------------------------------------------------------------
Number of Properties       455      388       343       289       240       176       145       126        104
----------------------------------------------------------------------------------------------------------------------------

- This projection does not represent "probable and reasonably estimable" spending as defined by GAAP.
- Reimbursement for spending in 2010 and earlier which is projected to be received in 2011 and beyond is included with 2010 reimbursement receipts in the chart above.

(*) Figures not adjusted for present value or inflation

                       GETTY REALTY CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)


                                                                            For the
                                                                             eleven
                                             For the year ended           months ended      For the year ended
                                                December 31,              December 31,          January 31,
----------------------------------------------------------------------------------------------------------------
                                                     2001                     2000                 2000
----------------------------------------------------------------------------------------------------------------
Revenues:
  Revenues from rental properties                  $ 68,322                 $ 53,916              $ 58,889
  Other income, net                                   2,153                      378                 4,970
                                                   -------------------------------------------------------
                                                     70,475                   54,294                63,859
Expenses:
  Rental property expenses                           11,433                   10,980                12,291
  Environmental expenses, net                        10,808                    8,498                 6,648
  General and administrative expenses                 4,944                    3,257                 5,642
  Depreciation and amortization                       9,281                    9,196                10,425
  Interest expense                                    1,926                    3,413                 2,748
                                                   -------------------------------------------------------
                                                     38,392                   35,344                37,754
                                                   -------------------------------------------------------

Earnings before income taxes                         32,083                   18,950                26,105

(Benefit) provision for income taxes                (36,648)                   7,875                11,091
                                                   -------------------------------------------------------
Net earnings                                         68,731                   11,075                15,014

Preferred stock dividends                            17,124                    5,098                 5,128
                                                   -------------------------------------------------------
Net earnings applicable to common shareholders     $ 51,607                 $  5,977              $  9,886
                                                   =======================================================

Net earnings per common share:
  Basic                                            $   3.18                 $    .47              $    .73
  Diluted                                          $   3.18                 $    .47              $    .73

Weighted average common shares outstanding:
  Basic                                              16,237                   12,818                13,563
  Diluted                                            16,244                   12,818                13,565



See accompanying notes.

                       GETTY REALTY CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)


-------------------------------------------------------------------------------------------------------
                                                                                     December 31,
-------------------------------------------------------------------------------------------------------
Assets:                                                                             2001         2000
-------------------------------------------------------------------------------------------------------
    Real Estate:
       Land                                                                      $ 134,717    $ 135,349
       Buildings and improvements                                                  176,635      177,688
                                                                                 ----------------------

                                                                                   311,352      313,037
       Less - accumulated depreciation and amortization                             89,242       80,971
                                                                                 ----------------------

          Real estate, net                                                         222,110      232,066
    Cash and equivalents                                                            37,523          723
    Mortgages and accounts receivable, net                                           4,819        5,472
    Deferred rent receivable                                                         8,388            0
    Recoveries from state underground storage tank funds                            14,276       11,957
    Prepaid expenses and other assets                                                1,072        5,507
                                                                                 ----------------------

          Total assets                                                           $ 288,188    $ 255,725
                                                                                 ======================

--------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity:
--------------------------------------------------------------------------------------------------------

Borrowings under credit lines                                                    $    --      $  27,000
Mortgages payable                                                                      997       22,969
Dividends payable                                                                   10,108        3,178
Accounts payable and accrued expenses                                               12,018       14,629
Environmental remediation costs                                                     27,292       23,371
Deferred income taxes                                                                    0       36,479
                                                                                 ----------------------
          Total liabilities                                                         50,415      127,626
                                                                                 ----------------------


Commitments and contingencies (Notes 4, 5 and 7)

Stockholders' equity:
 Preferred stock, par value $.01 per share; authorized 20,000,000 shares for issuance in series of which 3,000,000 shares are classified as
  Series A Participating Convertible Redeemable Preferred; issued
  2,888,798 at December 31, 2001, and 2000                                          72,220       72,220
 Common stock, par value $.01 per share; authorized
  50,000,000 shares; issued 22,441,168 at December 31, 2001 and
  issued 13,567,335 at December 31, 2000                                               224          136
 Paid-in capital                                                                   198,575       67,036
 Retained earnings (deficit)                                                       (20,537)       1,419
 Preferred stock held in treasury, at cost (23,030 shares at
  December 31, 2001 and 2000)                                                         (430)        (430)
 Common stock held in treasury, at cost (1,018,848 shares at December 31, 2001
  and 1,019,048 shares at December 31, 2000)                                       (12,279)     (12,282)
                                                                                 ----------------------

          Total stockholders' equity                                               237,773      128,099
                                                                                 ----------------------

          Total liabilities and stockholders' equity                             $ 288,188    $ 255,725
                                                                                 ======================



See accompanying notes.

                       GETTY REALTY CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                  For the eleven     For the
                                                              For the year ended   months ended     year ended
                                                                 December 31,      December 31,     January 31,
                                                              ------------------  --------------   -------------
                                                                     2001              2000            2000
                                                                    ------            ------          ------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                       $  68,731       $  11,075       $  15,014
Adjustments to reconcile net earnings to
    net cash provided by operating activities:
    Depreciation and amortization                                      9,281           9,196          10,425
    Deferred income taxes                                            (36,479)          4,093           5,874
    Gain on dispositions of real estate                                 (990)         (1,106)         (3,255)
    Deferred rent receivable                                          (8,388)              0               0
Changes in assets and liabilities:
    Mortgages and accounts receivable                                    653             552             951
    Recoveries from state underground storage tank funds              (2,319)         (2,074)            486
    Prepaid expenses and other assets                                  4,435          (3,060)            478
    Accounts payable and accrued expenses                             (2,611)           (227)         (5,602)
    Environmental remediation costs                                    3,921          (3,053)         (7,827)
    Income taxes payable                                                   0               0            (808)
                                                                   ---------       ---------       ---------

          Net cash provided by operating activities                   36,234          15,396          15,736
                                                                   ---------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                                (536)         (1,133)         (4,817)
    Property acquisitions                                                  0            (155)        (10,162)
    Proceeds from dispositions of real estate                          2,201           2,879           6,220
                                                                   ---------       ---------       ---------

          Net cash provided by (used in) investing activities          1,665           1,591          (8,759)
                                                                   ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Borrowings (repayments) under credit lines, net                  (27,000)         12,200          10,300
    Repayment of mortgages payable                                   (21,972)         (6,224)         (6,049)
    Cash dividends paid                                              (83,757)        (10,874)        (10,554)
    Net proceeds from common stock offering                          131,522               0
    Stock options, common and treasury stock, net                        108         (12,017)           (680)
                                                                   ---------       ---------       ---------

          Net cash used in financing activities                       (1,099)        (16,915)         (6,983)
                                                                   ---------       ---------       ---------

Net increase (decrease) in cash and equivalents                       36,800              72              (6)
Cash and equivalents at beginning of period                              723             651             657
                                                                   ---------       ---------       ---------

Cash and equivalents at end of period                              $  37,523       $     723       $     651
                                                                   =========       =========       =========


Supplemental disclosures of cash flow information
    Cash paid (refunded) during the period for:
        Interest                                                   $   2,102       $   3,721       $   2,438
        Income taxes, net                                             (3,632)          6,988           6,628
        Recoveries from state underground storage tank funds          (5,171)         (2,699)         (3,189)
        Environmental remediation costs                               12,730          14,579          14,953

See accompanying notes.

GETTY REALTY CORP. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation: The accompanying audited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"). The Company is a real estate investment trust ("REIT") specializing in the ownership and leasing of service stations, convenience stores and petroleum marketing terminals. All significant intercompany accounts and transactions have been eliminated.

     Change in year-end: On December 12, 2000, the Company's Board of Directors approved a change in the fiscal year end to December 31 from January 31. The change resulted in an eleven-month accounting period ending December 31, 2000. For additional information regarding the change in year-end, see Note 12.

     Reclassifications: Certain prior year amounts have been reclassified in the consolidated financial statements and the related notes to conform to the 2001 presentation.

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

     Use of Estimates: The financial statements have been prepared in conformity with GAAP, which requires management to make its best estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. While all available information has been considered, actual results could differ from those estimates. Estimates underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state underground storage tank funds, environmental remediation costs, depreciation, impairment of long-lived assets, litigation, accrued expenses and income taxes.

     Depreciation and Amortization: Depreciation of real estate is computed on the straight-line method based upon the estimated useful lives of the assets, which generally range from 16 to 25 years for buildings and improvements.

     Insurance: Prior to the spin-off of its petroleum marketing business (see note 2), the Company was self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applied. Since the spin-off, the Company has maintained insurance coverage subject to certain deductibles. Accruals are based on claims experience and actuarial assumptions followed in the insurance industry.

Due to uncertainties inherent in the estimation process, actual losses could differ from accrued amounts.

     Environmental Costs: The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. The environmental remediation liability is estimated based on the level and impact of contamination for each site. The accrued liability is the aggregate of the best estimates of cost for each component of the liability. If the best estimate of costs for a component of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for that cost component. Recoveries of environmental costs, principally from state underground storage tank remediation funds, are accrued as income when such recoveries are considered probable.

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

     Income Taxes: The Company and its subsidiaries file a consolidated Federal income tax return. Effective January 1, 2001, the Company has elected to qualify, and believes it is operating so as to qualify, as a REIT for federal income tax purposes. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its shareholders equal at least the amount of its REIT taxable income as defined under the Internal Revenue Code. If the Company sells any property within ten years after its REIT election that is not exchanged for a like-kind property, it will be taxed on the built-in gain realized from such sale at the highest corporate rate. This ten-year built-in gain tax period will end in 2011. Deferred income taxes were provided for the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes when the Company was taxed as a C-corp.

     In order to initially qualify for REIT status, the Company was required, among other items, to make a distribution to shareholders in an amount at least equal to its accumulated "earnings and profits" (as defined in the Internal Revenue Code) from the years it operated as a taxable corporation. On August 1, 2001, the Company paid the earnings and profits distribution to its shareholders with a portion of the net proceeds of its 8.9 million share common stock offering (see note 3), in an amount that the Company estimated was required in order for it to qualify as a REIT (see note 5). Accordingly, in the third quarter of 2001, the Company recorded a nonrecurring tax benefit to reverse previously accrued income tax liabilities that it would no longer be required to pay as a REIT.

     Revenue Recognition: The Company earns rental income under operating leases with tenants. Minimum lease rentals are recognized on a straight-line basis over the term of the leases. The cumulative difference between lease revenue recognized under this method and the contractual lease payment terms is recorded as deferred rent receivable on the consolidated balance sheet.

     Earnings per Common Share: Basic earnings per common share is computed by dividing net earnings less preferred dividends by the weighted average number of common shares outstanding during the year. Diluted earnings per common share also gives effect to the potential dilution from the exercise of stock options in the amounts of 7,000 shares and 2,000 shares for the years ended December 31, 2001 and January 31, 2000, respectively.

     For the year ended December 31, 2001, the eleven months ended December 31, 2000 and the year ended January 31, 2000, conversion of the Series A Participating Convertible Redeemable Preferred Stock into common stock utilizing the if-converted method would have been antidilutive, and therefore conversion was not assumed for purposes of computing diluted earnings per common share.

     New accounting pronouncements: In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("SFAS No.142"), "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also addresses the initial recognition and measurement of goodwill and other intangible assets acquired in business combinations and requires intangible assets to be recognized apart from goodwill if certain tests are met. The adoption of SFAS No. 141 did not have a significant effect on the Company's financial position or results of operations. SFAS No. 142 requires that goodwill not be amortized but instead be measured for impairment at least annually, or when events indicate that there may be an impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company will adopt the provisions of this statement on January 1, 2002, and it does not believe the adoption of SFAS No. 142 will have a significant impact on the Company.

     In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt the provisions of this statement on January 1, 2002, and it does not believe the adoption of SFAS No. 144 will have a significant impact on the Company.

2. SPIN-OFF

     The Company leases substantially all of its properties on a long-term net basis to Getty Petroleum Marketing Inc. ("Marketing"), which was spun-off to the Company's shareholders as a separate publicly held company in March 1997, and subsequently acquired by a subsidiary of OAO Lukoil, Russia's largest vertically integrated oil company, in December 2000.

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

     Under the Services Agreement, Marketing provided certain administrative and technical services to the Company and the Company provided certain limited services to Marketing. The net fees paid by the Company to Marketing for services performed (after deducting the fees paid by Marketing to the Company for services provided by the Company) were $226,000 for the year ended December 31, 2001, $582,000 for the eleven months ended December 31, 2000 and $749,000 for the year ended January 31, 2000, and are included in general and administrative expenses in the consolidated statements of operations. Substantially all of the services provided pursuant to the Services Agreement were discontinued on or about April 1, 2001.

3. STOCK OFFERING

     On August 1, 2001, the Company closed a public offering of 8,855,000 shares of its common stock (including exercise of the underwriters' over-allotment option) at a price of $16.00 per share. A portion of the $131,522,000 net proceeds of the offering was used to pay a $64,162,000 special one-time "earnings and profits" cash distribution to shareholders. The special distribution was paid on August 2, 2001 to holders of record of Getty common stock and Series A Preferred stock as of the close of business on July 25, 2001. Common shareholders received $4.15 per share and Series A Preferred shareholders received $4.20 per share. Purchasers of Getty common stock in the public offering did not receive any portion of the special distribution on any of the shares of common stock they purchased. The Company used $17,512,000 of the net proceeds from the offering to repay all amounts then outstanding under its lines of credit and $19,837,000 to retire a loan with J. P. Morgan Chase Bank ("Chase") (which had been previously purchased from Fleet National Bank ("Fleet"), see note 5). The remaining $30,011,000 of the net proceeds will be used for general corporate purposes, including the acquisition of additional properties.

4. LEASES

     The Company and Marketing entered into an amended and restated Master Lease Agreement (the "Master Lease"), which became effective on December 9, 2000. As of December 31, 2001, the Master Lease included 978 service station and convenience store properties and 9 distribution terminals and bulk plants. The Master Lease has an initial term of fifteen years commencing on the effective date (or periods ranging from one to fifteen years with respect to 324 properties leased by the Company from third parties), and generally provides Marketing with renewal options extending to 2048 (or with respect to such leased properties, such shorter period as the underlying lease may provide). The Master Lease includes provisions for an initial 4% rent increase, which was effective December 9, 2000, and 2% annual escalations thereafter. The Master Lease is a unitary lease and, accordingly,

Marketing's exercise of renewal options must be on an "all or nothing" basis. The Master Lease is a "triple-net" lease; as a result, Marketing is responsible for the cost of all taxes, maintenance, repair, insurance and other operating expenses. The Company has agreed to provide limited environmental indemnification to Marketing with respect to six leased terminals, and limited indemnification relating to compliance of properties with local laws. The Company's aggregate indemnification liability for these items is capped at a maximum of $5.6 million. Under the Master Lease, the Company also continues to have additional ongoing environmental remediation obligations for 371 scheduled properties as of December 31, 2001 (see note 7).

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

     Revenues from rental properties for the year ended December 31, 2001, the eleven months ended December 31, 2000 and for the year ended January 31, 2000 were $68,322,000, $53,916,000, and $58,889,000, respectively, of which
$57,469,000, $51,524,000 and $56,363,000, respectively, were received from
Marketing under the Master Lease. In addition, revenues from rental properties for the year ended December 31, 2001 includes $8,388,000 of deferred rent receivable accrued due to recognition of rental revenue under the Master Lease on a straight-line basis.

     Future minimum annual rentals receivable from Marketing under the Master Lease and from other tenants, which have terms in excess of one year as of December 31, 2001, are as follows (in thousands):

     Year ending                                    Other
     December 31,               Marketing          Tenants            Total
    -------------               ---------         ---------         ---------

      2002                      $ 58,159          $  2,169          $ 60,328
      2003                        58,290             1,750            60,040
      2004                        58,703             1,455            60,158
      2005                        59,391             1,276            60,667
      2006                        60,022             1,117            61,139
      Thereafter                 543,630             2,965           546,595
                                --------          --------          --------
                                $838,195          $ 10,732          $848,927
                                ========          ========          ========

     The Company has obligations to lessors under noncancelable operating leases which have terms (excluding options) in excess of one year, principally for gasoline stations and convenience stores. Substantially all of these leases contain renewal options and escalation clauses. Future minimum annual rentals payable under such leases are as follows (in thousands):

    Year ending December 31,
    -------------------------
    2002                        $10,508
    2003                          9,713
    2004                          8,418
    2005                          6,853
    2006                          4,609
    Thereafter                   11,761
                                -------
                                $51,862
                                =======

5. COMMITMENTS AND CONTINGENCIES

     On November 2, 2000, the Company entered into an amended Master Lease, which became effective on December 9, 2000 upon the acquisition of Marketing by Lukoil. The amendment of the Master Lease and a related amendment of a lease between two of the Company's subsidiaries (together, the "Amended Lease Agreements") was alleged by Fleet to have caused a non-monetary default under a loan agreement between one of those subsidiaries, Power Test Realty Company Limited Partnership, and Fleet (the "Loan Agreement"). On July 20, 2001, Chase purchased Fleet's interests under the Loan Agreement. The Company and Chase restated the then outstanding loan of approximately $20.0 million to bear interest at the lower of the prime rate or 2.5% over the 30-day LIBOR and to mature on August 31, 2002. As a result, the non-monetary default alleged by Fleet was cured. On August 1, 2001, the Company retired the entire outstanding loan with a portion of the net proceeds of its 8.9 million share common stock offering (see note 3).

     Determination of accumulated earnings and profits for federal income tax purposes is extremely complex.

Should the Internal Revenue Service successfully assert that the Company's accumulated earnings and profits were greater than the amount distributed (see note 3), the Company may fail to qualify as a REIT, however, the Company may avoid losing its REIT status by paying a deficiency dividend to eliminate any remaining accumulated earnings and profits. The Company may have to borrow money or sell assets to pay such a deficiency dividend.

     The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In addition, the Company has retained responsibility for all pre-spin-off legal proceedings and claims relating to Marketing's business. These matters are not expected to have a material adverse effect on the Company's financial condition or results of operations.

     In order to minimize the Company's exposure to credit risk associated with financial instruments, the Company places its temporary cash investments with high credit quality institutions. The balance of the net proceeds of the common stock offering has been invested in an institutional money market fund.

     Prior to the spin-off, the Company was self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. Since the spin-off, the Company has maintained insurance coverage subject to certain deductibles. The Company's consolidated statements of operations for the year ended December 31, 2001, the eleven months ended December 31, 2000 and for the fiscal year ended January 31, 2000 included, in general and administrative expense, charges of $225,000, $285,000 and $1,362,000, respectively, for insurance. As of December 31, 2001 and 2000, the Company's consolidated balance sheets included, in accounts payable and accrued expenses, $2,179,000 and $2,291,000, respectively, relating to insurance obligations arising prior to the spin-off of the Marketing business.

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

6. DEBT

Mortgages payable consists of (in thousands):

                                                        December 31,
                                                     ------------------
                                                      2001        2000
                                                     ------------------
Mortgage loan due August 2002                        $    -     $21,045
Real estate mortgages, bearing interest at a
weighted average interest rate of 7.48, due in
varying amounts through May 1, 2015                     997       1,924
                                                     ------     -------
                                                     $  997     $22,969
                                                     ======     =======


     The mortgage loan provided for interest at LIBOR plus .75% to 1.75% per annum, depending on the ratio of Funded Debt, as defined. Principal payments were scheduled at $175,000 per month, or $2,100,000 per year, through February 1, 2005, with the balance due on March 1, 2005. On July 20, 2001, Chase purchased the lenders' interests under the Loan Agreement. The Company and Chase restated the then outstanding loan of approximately $20.0 million to bear interest at the lower of the prime rate or 2.5% over the 30-day LIBOR and to mature on August 31, 2002. On August 1, 2001, the Company retired the entire outstanding loan with a portion of the net proceeds of its 8.9 million share common stock offering (see note 3). In October 2001, the Company retired $809,000 of other real estate mortgages.

     Aggregate principal payments in subsequent years for real estate mortgages are as follows: 2002--$73,000; 2003--$79,000; 2004--$74,000; 2005--$285,000;
2006--$30,000 and $456,000 thereafter. These mortgages payable are collateralized by real estate having an aggregate net book value of approximately $1,201,000 as of December 31, 2001.

     As of December 31, 2001, the Company had an uncommitted line of credit with a bank in the amount of $25,000,000, of which $3,300,000 was utilized in the form of outstanding letters of credit relating to insurance obligations. Borrowings under the line of credit are unsecured and bear interest at the bank's prime rate or, at the Company's option, LIBOR plus 1.25%. The line of credit is subject to annual renewal at the discretion of the bank.

7. ENVIRONMENTAL REMEDIATION COSTS

     The Company is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Currently, environmental expenses are principally attributable to remediation, monitoring, and governmental agency reporting incurred in connection with contaminated properties. In prior periods a larger portion of the expenses also included soil disposal, the replacement or upgrading of underground storage tanks ("USTs") to meet federal, state and local environmental standards, as well as routine monitoring and tank testing. For the year ended December 31, 2001, the eleven months ended December 31, 2000 and for the year ended January 31, 2000, net environmental expenses included in the Company's consolidated statements of operations were $10,808,000, $8,498,000 and $6,648,000, respectively, which amounts were net of probable recoveries from state UST remediation funds.

     Under the Master Lease with Marketing, and in accordance with our leases with our other tenants, the Company agreed to bring the leased properties with known environmental contamination to regulatory or contractual closure ("Closure") in an economical manner, and thereafter, transfer all future environmental risks to its tenants. Generally, upon achieving closure at each individual property, the Company's environmental liability under its lease for that property will be satisfied and future remediation obligations will be the tenant's responsibility. The Company has agreed to pay all costs relating to, and to indemnify Marketing for, environmental liabilities and obligations scheduled in the Master Lease, as amended. The Company will continue to collect recoveries from state UST remediation funds related to these environmental liabilities.

     The Company has also agreed to provide limited environmental indemnification to Marketing with respect to six leased terminals and limited indemnification relating to compliance of properties with local laws. The Company's aggregate indemnification liability for these additional items is capped at a maximum of $5.6 million. The Company has not accrued a liability for these indemnification agreements since it is uncertain that any significant amounts will be required to be paid under the agreements.

     The environmental remediation liability is estimated based on the level and impact of contamination for each property. The accrued liability is the aggregate of the best estimates of cost for each component of the liability. If the best estimate of costs for a component of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for that cost component. Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the liability for probable and reasonably estimable environmental remediation costs, the Company considers among other things, enacted laws and regulations, assessments of contamination and the quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable.

     As of December 31, 2001 and 2000, the Company had accrued $27,292,000 and $23,371,000, respectively, as management's best estimate for probable and reasonably estimable environmental remediation costs. As of December 31, 2001 and 2000, the Company had also recorded $14,276,000 and $11,957,000, respectively, as management's best estimate for recoveries from state UST remediation funds related to environmental obligations and liabilities.

     It is possible that estimated aggregate cash expenditures for environmental remediation from 2002 through 2010 could approximate $38.6 million or approximately $19.8 million on a net basis after estimated recoveries from state UST remediation funds of approximately $18.8 million. Neither the aggregate cash expenditure estimate nor the accrued environmental remediation costs, nor their related recoveries, have been adjusted for inflation or discounted to present value. It is possible that net cash expenditures during this period could exceed the net amount accrued as of December 31, 2001 by approximately $6.8 million. The Company estimates that approximately 100 properties will not have Closure at the end of this period and that spending will continue after 2010, although at significantly reduced levels.

     In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that future actual net expenditures could be substantially higher than these estimates. Adjustments to accrued liabilities for environmental remediation costs will be reflected in the Company's financial statements as they become probable and reasonably estimable as defined by GAAP. Although future environmental expenses may have a significant impact on results of operations for any single fiscal year or interim period, the Company currently believes that such costs will not have a material adverse effect on the Company's long-term financial position.

8. INCOME TAXES

     In the third quarter of 2001, the Company elected to be taxed as a REIT effective January 1, 2001, and recorded a nonrecurring tax benefit of approximately $36.6 million to reverse previously accrued income tax liabilities that it would no longer be required to pay as a REIT. Deferred income taxes were provided for the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes when the Company was taxed as a C-corp.

The C-corp provision for income taxes is summarized as follows (in thousands):

                                          For the eleven         For the year
                                           months ended             ended
                                           December 31,          January 31,
                                               2000                 2000
                                          -------------          ------------
Federal:
  Current                                    $2,435                $ 2,260
  Deferred                                    3,638                  5,817
State and local:
  Current                                       667                    735
  Deferred                                    1,135                  2,279
                                             ------                -------
Provision for income taxes                   $7,875                $11,091
                                             ======                =======

     The tax effects of temporary differences which comprised the deferred tax assets and liabilities are as follows (in thousands):

                                          December 31,
                                             2000
                                          ------------
Real estate                                $(46,891)
Environmental remediation costs, net          6,784
Other accruals                                3,024
Other                                           604
                                           --------
Net deferred tax liabilities               $(36,479)
                                           ========

     The following is a reconciliation of the expected C-corp. statutory federal income tax provision and the actual provision for income taxes (in thousands):

                                          For the eleven      For the
                                           months ended      year ended
                                           December 31,      January 31,
                                               2000             2000
                                          --------------    -------------

Expected provision at statutory               $6,594          $ 9,137
 Federal income tax rate


State and local income taxes, net
 of federal benefit                            1,175            1,959
Other                                            106               (5)
                                              ------          -------
Provision for income taxes                    $7,875          $11,091
                                              ======          =======

9.  STOCKHOLDERS' EQUITY:

A summary of the changes in stockholders' equity for the year ended December 31, 2001, the eleven months ended December 31, 2000 and for the year ended January 31, 2000 is as follows (in thousands, except per share amounts):

                                                                                          Preferred        Common
                                                                                            Stock           Stock
                                                                                           Held in          Held in
                                                                                          Treasury,        Treasury,
                               Preferred Stock    Common Stock             Retained       at Cost          at Cost
                              ----------------   --------------  Paid-in    Earnings  ---------------  ------------------
                               Shares   Amount   Shares  Amount  Capital   (Deficit)   Shares  Amount  Shares      Amount   Total
                              ---------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1999      2,889   $72,220   13,566   $136   $67,021     $ (1,346)      -     -      -             -  $138,031
Net earnings                                                                   15,014                                       15,014
Cash dividends:
  Common -- $.40 per share                                                     (5,426)                                      (5,426)
  Preferred -- $1.775
   per share                                                                   (5,128)                                      (5,128)
Purchase of preferred stock
 for treasury                                                                              (1)   (14)                          (14)
Purchase of common stock for
 treasury, net                                                                                            (60)      (681)     (681)
Stock options                                         1               15                                                        15
                              ----------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 2000      2,889    72,220   13,567    136    67,036        3,114      (1)   (14)     (60)      (681)  141,811
Net earnings                                                                   11,075                                       11,075
Cash dividends:
  Common -- $.60 per share                                                     (7,672)                                      (7,672)
  Preferred -- $1.775
   per share                                                                   (5,098)                                      (5,098)
Purchase of preferred stock
 for treasury                                                                             (22)  (416)                         (416)
Purchase of common stock for
 treasury, net                                                                                           (959)   (11,601)  (11,601)
                              ----------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000     2,889    72,220   13,567    136    67,036        1,419     (23)  (430)  (1,019)   (12,282)  128,099
Net earnings                                                                   68,731                                       68,731
Cash dividends:
  Common -- $5.275 per share                                                  (73,563)                                     (73,563)
  Preferred -- $5.9750
   per share                                                                  (17,124)                                     (17,124)
Stock offering, net of costs                      8,855     88   131,434                                                   131,522
Stock options                                        19              104                                                       104
Issuance of treasury stock                                             1                                               3         4
                              ----------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001     2,889   $72,220   22,441   $224  $198,575     $(20,537)(a) (23) $(430)  (1,019)  $(12,279) $237,773
                              ====================================================================================================


(a) Net of $103,803 transferred from retained earnings to common stock and paid-in capital as a result of accumulated stock dividends.

     On January 30, 1998, the Company and Power Test Investors Limited Partnership (the "Partnership"), a publicly traded real estate limited partnership, completed a merger transaction to combine their assets and operations. In connection with the merger, unitholders of the Partnership received an aggregate of 2,888,798 shares of Series A Participating Convertible Redeemable Preferred Stock of Getty Realty Corp. in exchange for their Partnership units. Each share of preferred stock has voting rights of and is convertible into 1.1312 shares of common stock of the Company and pays stated cumulative dividends of $1.775 per annum, or if greater, the per share dividends paid on common stock. Effective February 1, 2001, the Company may redeem all or a portion of the preferred stock at a purchase price of $25.00 per share plus accumulated, accrued and unpaid dividends, if the closing price of the Company's common stock exceeds $22.10 per share for a period of ten cumulative trading days within 90 days prior to the date of notice of redemption. In the event of liquidation, dissolution or winding up of the Company, holders of the preferred stock will have the right to liquidation preferences in the amount of $25.00 per share, plus accumulated, accrued and unpaid dividends, before any payment to holders of the Company's common stock.

10. EMPLOYEE BENEFIT PLANS

     The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for employees meeting certain service requirements and a Supplemental Plan for executives. Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Board of Directors. Also, under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to 50% of such contributions but in no event more than 3% of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to 10% of compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the plans approximated $94,000, $87,000 and $102,000 for the year ended December 31, 2001, the eleven months ended December 31, 2000 and the year ended January 31, 2000, respectively. These amounts are included in the accompanying consolidated statements of operations.

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

     The following is a schedule of stock option prices and activity relating to the Company's Plan:


                                           For the             For the eleven               For the
                                          year ended            months ended              year ended
                                      December 31, 2001       December 31, 2000        January 31, 2000
                                      -------------------------------------------------------------------
                                                 Weighted                Weighted                Weighted
                                                 Average                 Average                 Average
                                      Number     Exercise      Number    Exercise     Number     Exercise
                                      of Shares  Price       of Shares   Price        of Shares  Price
                                      ---------  --------    ---------   --------     ---------  --------
Outstanding at beginning of period    404,740    $20.24       373,740    $21.27       358,119    $22.63

Granted                                69,500     16.15        53,750     14.50        41,750     11.13

Exercised                             (64,250)    14.29             -      -           (1,102)    13.23

Cancelled                             (91,641)    23.99       (22,750)    23.64       (25,027)    24.06
                                     --------    ------      --------    ------       -------    ------

Outstanding at end of period          318,349    $19.47       404,740    $20.24       373,740    $21.27
                                     ========    ======      ========    ======       =======    ======
Exercisable at end of period          205,162    $21.95       319,678    $21.96       287,336    $22.91
                                     ========    ======      ========    ======       =======    ======

Available for grant at end of period  715,084                 692,943                 723,943
                                     ========                ========                 =======

The following table summarizes information concerning options outstanding and exercisable at December 31, 2001:

                            Options Outstanding                            Options Exercisable
--------------------------------------------------------------------  -----------------------------
                                          Weighted
                                           Average        Weighted                      Weighted
                                         Remaining        Average                       Average
       Range of            Number        Contractual      Exercise        Number        Exercise
    Exercise Prices      Outstanding     Life (Years)      Price        Exercisable      Price
----------------------------------------------------------------------------------------------------
   $11.125 - 14.50          65,875           8             $12.85          22,188        $12.41
     16.15 - 17.19          94,875           9              16.43          25,375         17.19
         24.06             157,599           3              24.06         157,599         24.06
                          --------                                        -------
                           318,349                                        205,162
                          ========                                        =======

     The Company accounts for the Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company recorded a stock compensation charge of $122,000 for the year ended December 31, 2001 relating to the exercise of certain options.

     Had compensation cost for the Company's Plan been determined based upon the fair value methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and net earnings per share on a diluted basis would have been reduced as follows:

                            For the year ended        For the eleven months        For the year ended
                            December 31, 2001        ended December 31, 2000        January 31, 2000
                         ------------------------    -----------------------   ---------------------------
                         As Reported    Pro Forma    As Reported   Pro Forma   As Reported      Pro Forma
                         -----------    --------------------------------------------------     -----------
Net earnings
 (in thousands)          $ 68,731       $ 68,497      $ 11,075      $10,963      $ 15,014        $14,190

Net earnings per
 common share                3.18           3.16           .47          .46           .73            .67


     The fair value of the options granted during the year ended December 31, 2001, the eleven months ended December 31, 2000 and the year ended January 31, 2000 were estimated as $1.79, $4.11 and $3.57 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                  For the      For the eleven    For the year
                                 year ended     months ended     months ended
                                 December 31,   December 31,     January 31,
                                 ---------------------------------------------
                                   2001            2000             2000
                                 ---------------------------------------------

Expected Dividend Yield            10.2%           4.1%             3.6%
Expected volatility                  35%            35%              34%
Risk-free interest rate             4.5%           5.2%             6.7%
Expected life of options (years)      7              7                7

11. QUARTERLY FINANCIAL DATA

The following is a summary of the interim results of operations for the year ended December 31, 2001 and the eleven months ended December 31, 2000 (unaudited as to interim information):



Year ended December 31, 2001                            Three Months Ended                         Year Ended
                                        -----------------------------------------------------     ------------
(in thousands, except per share         March 31,     June 30,   September 30,   December 31,     December 31,
                                        ---------     --------   -------------   ------------     ------------
amounts)

Revenues from rental properties             $17,146      $17,092       $16,971       $17,113           $68,322

Earnings before income taxes                  7,539        9,285         8,593         6,666            32,083

Net earnings                                  4,332        5,461        52,272         6,666            68,731

Diluted earnings per common share (a)           .24          .33          2.11           .25              3.18



                                                                                    Two Months         Eleven
Eleven months ended December 31, 2000             Three Months Ended                  Ended         Months Ended
                                          ----------  --------  -----------        ------------     ------------
(in thousands except per share             April 30,  July 31,  October 31,        December 31,     December 31,
                                          ----------  --------  -----------        ------------     ------------
amounts)

Revenues from rental properties            $14,725     $14,700     $14,580            $9,911           $53,916

Earnings before income taxes                 6,003       5,574       5,397             1,976            18,950

Net earnings                                 3,455       3,257       3,125             1,238            11,075

Diluted earnings per common share (a)          .16         .16         .15                 -               .47


(a) After giving effect to quarterly preferred stock dividends aggregating $5,088 and $5,098 for the year ended December 31, 2001 and the eleven months ended December 31, 2000, respectively, and the portion of the one-time earnings and profits distribution paid to preferred shareholders in the third quarter of 2001 of $12,036.

12.  RECAST AND TRANSITION PERIOD COMPARATIVE DATA

The following table presents certain financial information comparing the audited results presented in the consolidated statements of operations to the comparable unaudited prior periods (in thousands except per share data):

                                                 Year ended                     Eleven months ended
                                                December 31,                        December 31,
                                             ------------------                 --------------------
                                             2001          2000                 2000            1999
                                             ----          ----                 ----            ----
                                                        (unaudited)                          (unaudited)

Revenues from rental properties            $68,322         $58,822             $53,916         $53,983
                                           =======         =======             =======         =======

Earnings before income taxes               $32,083         $20,628             $18,950         $24,427

(Benefit) provision for income
taxes                                      (36,648)          8,699               7,875          10,378
                                           -------         -------             -------         -------

Net earnings                                68,731          11,929              11,075          14,049

Preferred stock dividends                   17,124           5,098               5,098           5,128
                                            ------         -------             -------         -------

Net earnings applicable to
common shareholders                        $51,607         $ 6,831             $ 5,977         $ 8,921
                                           =======         =======             =======         =======

Net earnings per common share:
        Basic                              $  3.18         $   .53             $   .47         $  .66
        Diluted                            $  3.18         $   .53             $   .47         $  .66

Weighted average common shares outstanding:
        Basic                               16,237          12,880              12,818         13,567
        Diluted                             16,244          12,880              12,818         13,569


                       GETTY REALTY CORP. AND SUBSIDIARIES

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Getty Realty Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Getty Realty Corp. and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for the year ended December 31, 2001, the eleven months ended December 31, 2000 and the year ended January 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PRICEWATERHOUSECOOPERS LLP

New York, New York
February 13, 2002

                      GETTY REALTY CORP. AND SUBSIDIARIES

                                 CAPITAL STOCK

     Our common stock is traded on the New York Stock Exchange (symbol: "GTY"). At December 31, 2001, there were approximately 9,400 holders of record of our common stock. The price range of common stock and cash dividends paid with respect to each share of common stock during the year ended December 31, 2001 and the eleven months ended December 31, 2000 was as follows:

                                       Price Range
                               -------------------------      Cash Dividends
Period Ending                     High            Low           Per Share
------------------------------------------------------------------------------
December 31, 2001              $   20.00       $   16.55       $     .4125
September 30, 2001                 22.05           15.50            4.5625(a)
June 30, 2001                      21.79           14.00             .15
March 31, 2001                     15.45           14.20             .15

December 31, 2000              $   15.13       $   10.00       $     .15
October 31, 2000                   12.00            9.88             .15
July 31, 2000                      12.31           10.31             .15
April 30, 2000                     13.44            9.81             .15

     Our Series A preferred stock is traded on the New York Stock Exchange (symbol: "GTY PrA"). At December 31, 2001, there were approximately 400 holders of record of our preferred stock. The price range of preferred stock and cash dividends paid with respect to each share of preferred stock during the year ended December 31, 2001 and the eleven months ended December 31, 2000 was as follows:

                                       Price Range
                               -------------------------      Cash Dividends
Period Ending                     High            Low           Per Share
------------------------------------------------------------------------------
December 31, 2001              $   23.40       $   21.10       $  .44375
September 30, 2001                 26.14           20.10         4.64375(a)
June 30, 2001                      25.05           20.00          .44375
March 31, 2001                     20.90           19.75          .44375

December 31, 2000              $   20.25       $   19.50       $  .44375
October 31, 2000                   19.75           19.00          .44375
July 31, 2000                      18.75           18.13          .44375
April 30, 2000                     19.75           18.13          .44375

(a) Includes a $4.15 and $4.20 special one-time earnings and profits cash distribution paid on August 2, 2001 to common and preferred shareholders, respectively.