Form 10-K, Exhibit 13
period 2002-12-31
GETTY REALTY CORP /MD/
filed 2003-03-27
CIK 1052752

                                                                               .
                                                                               .
                                                                               .
                       GETTY REALTY CORP. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

                                                    For the years ended          For the eleven           For the years
                                                        December 31,              months ended           ended January 31,
                                                 -------------------------         December 31,     -------------------------
(in thousands, except per share amounts)           2002            2001             2000 (a)          2000            1999
                                                 ---------       ---------       --------------     ---------       ---------
OPERATING DATA:
Revenues from rental properties                  $  67,157       $  68,322          $  53,916       $  58,889       $  58,869
Other income, net                                    2,488           2,153                378           4,970           2,472
                                                 ---------       ---------          ---------       ---------       ---------
Total revenues                                      69,645          70,475             54,294          63,859          61,341
Earnings from continuing operations
  before income taxes                               36,163          32,083             18,950          26,105          12,838
(Benefit) provision for income taxes                    --         (36,648)(b)          7,875          11,091           5,337
                                                 ---------       ---------          ---------       ---------       ---------
Earnings from continuing operations                 36,163          68,731             11,075          15,014           7,501
Net earnings from discontinued operations               --              --                 --              --           2,555
                                                 ---------       ---------          ---------       ---------       ---------
Net earnings                                        36,163          68,731             11,075          15,014          10,056
Diluted earnings per common share:
  Continuing operations                               1.44            3.18                .47             .73             .17
  Discontinued operations                               --              --                 --              --             .19
                                                 ---------       ---------          ---------       ---------       ---------
  Net earnings                                        1.44            3.18                .47             .73             .36
Cash dividends declared per share:
  Preferred                                          1.866          5.9750(c)           1.775           1.775           1.775
  Common                                              1.65          5.2750(c)             .60             .40             .40

BALANCE SHEET DATA:
Real estate before accumulated depreciation        308,054         311,352            313,037         316,002         307,793
Total assets                                       282,491         288,188            255,725         260,752         261,084
Total debt                                             923             997             49,969          43,993          39,742
Shareholders' equity                               233,426         237,773            128,099         141,811         138,031

Adjusted Funds From Operations (d):
Earnings from continuing operations
  before income taxes                            $  36,163       $  32,083          $  18,950       $  26,105       $  12,838
Preferred stock dividends                           (5,350)         (5,088)(e)         (5,098)         (5,128)         (5,128)
                                                 ---------       ---------          ---------       ---------       ---------
Earnings from continuing operations
  before income taxes applicable to
  common shareholders                               30,813          26,995             13,852          20,977           7,710
Depreciation and amortization                        9,016           9,281              9,196          10,425           9,418
Gains on sales of real estate                       (1,153)           (990)            (1,106)         (3,255)         (1,495)
                                                 ---------       ---------          ---------       ---------       ---------
Funds from operations                               38,676          35,286             21,942          28,147          15,633
Straight line rent                                  (6,728)         (8,388)                --              --              --
                                                 ---------       ---------          ---------       ---------       ---------
Adjusted funds from operations                   $  31,948       $  26,898          $  21,942       $  28,147       $  15,633
                                                 =========       =========          =========       =========       =========

NUMBER OF PROPERTIES:
  Owned                                                739             744                753             757             740
  Leased                                               310             335                344             361             379
                                                 ---------       ---------          ---------       ---------       ---------
  Total properties                                   1,049           1,079              1,097           1,118           1,119

(a) The Company's fiscal year end changed to December 31 from January 31, effective December 31, 2000.

(b) Represents a tax benefit due to the reversal of previously accrued income taxes that the Company would no longer be required to pay as a REIT.

(c) Includes $4.20 and $4.15 "earnings and profits" cash distribution paid on August 2, 2001 to preferred and common shareholders, respectively.

(d) Funds from operations ("FFO") is a non-GAAP measure and is defined as earnings from continuing operations applicable to common shareholders before income taxes, depreciation and amortization, extraordinary items, and gains or losses on sales of real estate. Adjusted funds from operations ("AFFO") is a non-GAAP measure and is defined as FFO less straight line rent. AFFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles, and therefore should not be considered an alternative for net income or as a measure of liquidity.

(e) Excludes $4.20 "earnings and profits" cash distribution paid on August 2, 2001 to preferred shareholders.

                       GETTY REALTY CORP. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

      We are a real estate company specializing in the ownership and leasing of service stations, convenience stores and petroleum marketing terminals. We lease 972 of our 1,049 properties on a long-term net basis to Getty Petroleum Marketing Inc. ("Marketing"), which was spun-off to our shareholders in March 1997. In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil ("Lukoil"), one of Russia's largest oil companies.

      Our financial results largely depend on rental income from Marketing and other tenants and are materially dependent upon the ability of Marketing to meet its obligations under the master lease entered into on February 1, 1997 and amended and restated effective December 9, 2000 (the "Master Lease"). Marketing has made all required monthly rental payments under the Master Lease when due.

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

      In addition, on August 1, 2001, our shareholders approved a charter amendment to include ownership limitations typical for real estate investment trusts ("REITs") and accordingly, we elected to be taxed as a REIT under the federal income tax laws beginning January 1, 2001. As a result, during 2001, we recorded a nonrecurring tax benefit of $36.6 million to reverse previously accrued income tax liabilities that we would no longer be required to pay as a REIT. As a REIT, we are not subject to federal corporate income tax on the taxable income we distribute to our shareholders. In order to continue to qualify for taxation as a REIT, we are required, among other things, to distribute at least 90% of our taxable income to shareholders each year. In order to initially qualify for REIT status, we were required to make a distribution to shareholders in an amount at least equal to our accumulated earnings and profits from the years we operated as a taxable corporation.

      On December 12, 2000, our Board of Directors approved a change in our fiscal year end to December 31 from January 31. The change resulted in an eleven-month accounting period ending December 31, 2000. In order to make the following discussion of our results of operations more meaningful, the results of operations for the twelve months ended December 31, 2001 have been compared to the recast results of operations for the twelve months ended December 31, 2000, and the results of operations for the eleven months ended December 31, 2000 have been compared to the results of operations for the eleven months ended December 31, 1999.

RESULTS OF OPERATIONS

Twelve months ended December 31, 2002 compared to twelve months ended December 31, 2001

      Revenues from rental properties for the twelve months ended December 31, 2002 ("fiscal 2002") and 2001 ("fiscal 2001") were $67.2 million and $68.3 million, respectively. Approximately $58.1 million and $57.5 million of these rentals received in fiscal 2002 and in fiscal 2001, respectively, were from properties leased to Marketing under the Master Lease. In addition, revenues from rental properties include $6.7 million and $8.4 million of deferred rental revenue recognized in fiscal 2002 and fiscal 2001, respectively, as required by generally accepted accounting principles ("GAAP"), related to the 2% future annual rent increases due from Marketing under the terms of the Master Lease. The aggregate minimum rent due over the initial 15-year term of the Master Lease is recognized on a straight-line basis rather than when due.

      Other income was $2.5 million for fiscal 2002 as compared with $2.2 million for fiscal 2001. The $0.3 million increase was due, in part, to higher gains on dispositions of properties of $0.2 million.

      Rental property expenses, which are principally comprised of rent expense and real estate and other state and local taxes, were $12.0 million for fiscal 2002, an increase of $0.5 million from fiscal 2001. The increase was primarily due to additional state and local taxes for certain states that do not conform to the federal REIT provisions, partially offset by a decrease in rent expense due to a reduction in the number of properties leased.

      Environmental expenses for fiscal 2002 were $8.7 million, a decrease of $2.1 million from fiscal 2001. Fiscal 2002 environmental expenses include a net change in estimated remediation costs of $6.6 million, a $2.5 million decrease from the prior year. The decrease in the net change in estimated environmental costs was principally due to lower changes in estimated remediation costs, partially offset by a reduction in expected recoveries from underground storage tank funds related to both past and future environmental spending.

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                   Continued

The decrease in net change in estimated remediation costs was partially offset by an increase of amounts accrued for environmental litigation of $0.6 million.

      General and administrative expenses for fiscal 2002 were $3.7 million, a decrease of $1.3 million from fiscal 2001. The decrease was primarily due to a $0.9 million net reduction in insurance loss reserves established under the Company's self-funded insurance program that was terminated in 1997, partially offset by acquisition related expenses recognized in fiscal 2002. The decrease in general and administrative expenses was also attributable to nonrecurring expenses relating to the amendment of our charter and debt repayment incurred in fiscal 2001. Increased employee related expenses incurred in fiscal 2002 were substantially offset by reduced service fees paid to Marketing. Included in general and administrative expenses for fiscal 2001 is $226,000 of net fees paid to Marketing for certain administrative and technical services performed by Marketing under a services agreement. Substantially all of these services were discontinued as of April 1, 2001.

      Depreciation and amortization for fiscal 2002 was $9.0 million, a decrease of $0.3 million from fiscal 2001, as a result of certain assets becoming fully depreciated and dispositions of properties.

      Interest expense was $132,000 for fiscal 2002, a decrease of $1.8 million from fiscal 2001, due to the repayment of substantially all of our mortgage debt and outstanding lines of credit during the third quarter of fiscal 2001.

Twelve months ended December 31, 2001 compared to twelve months ended December 31, 2000

      Revenues from rental properties for the twelve months ended December 31, 2001 and 2000 ("recast calendar 2000") were $68.3 million and $58.8 million, respectively. Approximately $57.5 million and $56.2 million of these rentals received in fiscal 2001 and recast calendar 2000, respectively, were from properties leased to Marketing under the Master Lease. In addition, revenues from rental properties included $8.4 million of deferred rent receivable recognized in fiscal 2001.

      Other income was $2.2 million for fiscal 2001 as compared with $0.3 million for recast calendar 2000. The $1.9 million increase was due, in part, to higher interest income of $0.4 million from short-term investments resulting from investing the balance of the net proceeds of the common stock offering. The increase was also due to a severance charge of $0.9 million and expenses related to the amendment of the Master Lease of $0.6 million, both of which were recorded in recast calendar 2000.

      Rental property expenses were $11.4 million in fiscal 2001, a decrease of $0.6 million from recast calendar 2000 due to a reduction in the number of properties leased and an increase in refunds received for contested real estate taxes.

      Environmental expenses for fiscal 2001 were $10.8 million, an increase of $1.6 million from recast calendar 2000. Fiscal 2001 environmental expenses include a change in estimated remediation costs of $9.2 million, a $2.4 million increase from recast calendar 2000. The change in estimated remediation costs for fiscal 2001 was primarily due to the completion of assessment phases for a substantial number of properties. In addition, certain states adopted more stringent environmental regulations resulting in increased remediation costs. The fiscal 2001 increase in environmental expenses was also due to increased professional fees of $0.8 million. These increases were partially offset by a decrease in environmental litigation expenses of $1.6 million compared to recast calendar 2000.

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

      Depreciation and amortization for fiscal 2001 was $9.3 million, a decrease of $0.8 million from recast calendar 2000, as a result of certain assets becoming fully depreciated and dispositions of properties.

      Interest expense was $1.9 million for fiscal 2001, a decrease of $1.7 million from recast calendar 2000, due to lower average borrowings outstanding and the repayment of substantially all of our mortgage debt and outstanding lines of credit during the third quarter of fiscal 2001.

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                   continued

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

      Other income was $0.4 million for fiscal December 2000 as compared with $5.0 million for fiscal December 1999. The $4.6 million decrease was due to lower gains on dispositions of properties of $2.2 million, a severance charge of $0.9 million and expenses related to the amendment of the Master Lease of $0.6 million. In addition, fiscal December 1999 included the settlement of a lawsuit resulting in the elimination of a $1.2 million reserve.

      Rental property expenses decreased from fiscal December 1999 by $0.1 million to $11.0 million for fiscal December 2000 due to a reduction in the number of properties leased.

      Environmental expenses for fiscal December 2000 were $8.5 million, an increase of $2.4 million from fiscal December 1999. Fiscal December 2000 included a change in estimated remediation costs of $6.8 million associated with contamination discovered at properties where we retained responsibility for environmental remediation and revisions to estimates at other properties where remediation was ongoing. Fiscal December 1999 environmental expenses totaled $6.1 million, of which $4.4 million represented a change in estimated remediation costs or revisions to prior estimates. Fiscal December 2000 also included $1.2 million of expenses related to environmental litigation compared to $0.7 million for fiscal December 1999.

      General and administrative expenses for fiscal December 2000 were $3.3 million, a decrease of $2.0 million from fiscal December 1999. The decrease was principally due to a reduction in employee related expenses, legal fees, and retrospective insurance charges relating to the spun-off petroleum marketing business. Included in general and administrative expenses for fiscal December 2000 and fiscal December 1999 are $582,000 and $696,000, respectively, of net fees paid to Marketing for certain administrative and technical services performed by Marketing under a services agreement.

      Depreciation and amortization for fiscal December 2000 was $9.2 million, a decrease of $0.4 million from fiscal December 1999 as a result of certain assets becoming fully depreciated and dispositions of properties.

      Interest expense was $3.4 million and $2.5 million for fiscal December 2000 and fiscal December 1999, respectively. The increase was due to higher average borrowings outstanding and higher average interest rates.

LIQUIDITY AND CAPITAL RESOURCES

      Our principal sources of liquidity are available cash and equivalents, the cash flows from our business and a short-term uncommitted line of credit with a bank. Management believes that dividend payments and cash requirements for our business, including environmental remediation expenditures, capital expenditures and debt service, can be met by cash flows from operations, available cash and equivalents and the credit line. As of December 31, 2002, we had a line of credit amounting to $25.0 million, of which $3.3 million was utilized for outstanding letters of credit. Borrowings under the line of credit are unsecured and bear interest at the prime rate or, at our option, LIBOR plus 1.25%. The line of credit is subject to annual renewal in August 2003 at the discretion of the bank.

      On August 1, 2001, we closed a public offering of 8,855,000 shares of our common stock at a price of $16.00 per share. The net proceeds of the offering of $131.5 million were used to pay a $64.1 million special one-time earnings and profits cash distribution to shareholders. We used $17.5 million of the net proceeds to repay all amounts then outstanding under our lines of credit and $19.9 million to retire a mortgage loan. The remaining $30.0 million of the net proceeds will be used for general corporate purposes.

      At a special meeting of shareholders held on August 1, 2001, our shareholders approved a charter amendment containing ownership limitations typical for REITs. We elected to be taxed as a REIT under the federal income tax laws beginning January 1, 2001. As a REIT, we are required, among other things, to distribute at least 90% of our taxable income to shareholders each year. We presently intend to pay common stock dividends of $0.4125 per quarter ($1.65 per share on an annual basis), and commenced doing so with the quarterly dividend declared in September 2001. We presently intend to pay quarterly dividends of $0.44375 per share of preferred stock ($1.775 per share on an annual basis) until dividends declared per share of common stock in any calendar year exceed $1.5691, at which time preferred shareholders will participate in the excess common stock dividends

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                   Continued

declared for the calendar year on an "as converted" basis. Payment of dividends is subject to market conditions, our financial condition, the distribution preferences of our preferred stock and other factors, and therefore cannot be assured.

      We declared cash common stock dividends of $0.4125 for each of the quarters during fiscal 2002 and for the last two quarters of fiscal 2001 and $0.15 per share for the first two quarters of fiscal 2001 and for each of the quarters during fiscal December 2000. We also declared quarterly preferred stock dividends of $0.44375 per share during each of these calendar and fiscal periods, except that the dividend for the last quarter of fiscal 2002 was $0.53523 per share (consisting of a stated quarterly dividend of $0.44375 plus $0.09148 based on the participation feature discussed above). A special one-time earnings and profits distribution was paid in August 2001 to holders of Getty common stock and Series A Preferred stock. Common shareholders received $4.15 per share and Series A Preferred shareholders received $4.20 per share. These dividends aggregated $40.7 million for fiscal 2002, $90.7 million for fiscal 2001 and $12.8 million for fiscal December 2000, respectively.

      In December 1999, the Board of Directors authorized the purchase, from time to time, in the open market or in private transactions of up to an aggregate of 300,000 shares of Common Stock and Series A Participating Convertible Redeemable Preferred Stock. In March and June 2000, the Board approved the purchase of up to an aggregate of 500,000 and 300,000 additional shares of Common and Preferred Stock, respectively. From December 1999 through December 31, 2000, we repurchased 1,019,298 shares of Common Stock and 23,030 shares of Preferred Stock at an aggregate cost of $12.7 million. The remaining balance of these shares held in treasury was cancelled in December 2002.

      Capital expenditures, including acquisitions, for fiscal 2002, 2001 and fiscal December 2000 amounted to $2.8 million, $0.5 million and $1.3 million, respectively, which included $0.2 million and $0.4 million for fiscal 2001 and fiscal December 2000, respectively, for the replacement of underground storage tanks and vapor recovery facilities at gasoline stations. Expenditures with respect to replacement of these items had been our responsibility after the spin-off at certain properties where we retained environmental liabilities and obligations.

      On February 3, 2003, we entered into a definitive asset purchase agreement to acquire 42 retail service station and convenience store properties that we have been leasing for the past twelve years. The aggregate purchase price for these properties is approximately $13.1 million. Forty of the locations are subleased to Marketing under the Master Lease through at least 2015. Rental property expenses for fiscal 2002 includes approximately $1.3 million of rent expense relating to these properties. The leases are subject to scheduled rent escalations and renewal options through 2056. Since the seller has agreed to indemnify us for historical environmental costs, our exposure to environmental remediation expenses should not change because of the acquisition.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      Our significant contractual obligations and commitments and our other commercial commitments are comprised of long-term debt, operating lease payments due to landlords and estimated environmental remediation expenditures, net of estimated recoveries from state underground storage tank funds. In addition, as a REIT we are required to pay dividends equal to at least 90% of our taxable income in order to continue to qualify as a REIT. Our contractual obligations and commercial commitments are summarized below (in thousands):

                                          Total        2003        2004        2005        2006        2007     Thereafter
                                         --------    --------    --------    --------    --------    --------   ----------
Operating leases                         $ 43,962    $ 10,125    $  9,042    $  7,512    $  5,271    $  3,107    $  8,905
Long-term debt                                923          79          74         285          30          30         425
                                         --------    --------    --------    --------    --------    --------    --------
Total contractual obligations            $ 44,885    $ 10,204    $  9,116    $  7,797    $  5,301    $  3,137    $  9,330
                                         ========    ========    ========    ========    ========    ========    ========
Environmental remediation expenditures   $ 29,603    $  9,254    $  5,121    $  4,247    $  3,303    $  1,963    $  5,715
Recoveries from state underground
   storage tank funds                     (15,428)     (4,929)     (2,630)     (1,780)     (1,591)     (1,082)     (3,416)
                                         --------    --------    --------    --------    --------    --------    --------
Net environmental
  remediation expenditures               $ 14,175    $  4,325    $  2,491    $  2,467    $  1,712    $    881    $  2,299
                                         ========    ========    ========    ========    ========    ========    ========

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                   continued

      We lease substantially all of our properties on a long-term basis to Marketing under the Master Lease. The Master Lease is a "triple-net" lease, with Marketing directly responsible for the cost of all taxes, maintenance, repair, insurance, environmental remediation and other operating expenses. We estimate that Marketing makes annual real estate tax payments for properties leased under the Master Lease of approximately $10.0 million and makes additional payments for other operating expenses related to our properties, including environmental remediation costs other than those liabilities that were retained by us. These costs are not reflected in our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      Our accompanying consolidated financial statements include the accounts of Getty Realty Corp. and our wholly-owned subsidiaries. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported in its financial statements. We have made our best estimates and judgments relating to certain amounts that are included in our financial statements, giving due consideration to the accounting policies selected and materiality. We do not believe that there is a great likelihood that materially different amounts would be reported related to the application of the accounting policies described below. Application of these accounting policies, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Our accounting policies are described in note 1 to the consolidated financial statements. We believe the more critical of our accounting policies are as follows:

      Revenue recognition--We earn revenue primarily from operating leases with Marketing and other tenants. We recognize income under the Master Lease with Marketing on the straight-line method, which effectively recognizes contractual lease payments evenly over the initial fifteen-year term of the lease. A critical assumption in applying this accounting method is that the tenant will make all contractual lease payments during the initial lease term and that the deferred rent receivable of $15.1 million recorded as of December 31, 2002 will be collected when due, in accordance with the 2% annual rent escalations provided for in the Master Lease. Accordingly, we may be required to reverse a portion of the recorded deferred rent receivable if it becomes apparent that a property will be disposed of before the end of the initial lease term or if Marketing fails to make its contractual lease payments.

      Impairment of long-lived assets--Real estate assets represent "long-lived" assets for accounting purposes. We review the recorded value of long-lived assets for impairment in value whenever any events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We may become aware of indicators of potentially impaired assets upon tenant or landlord lease renewals, upon receipt of notices of potential governmental takings and zoning issues, or upon other events that occur in the normal course of business that would cause us to review the operating results of the property. We believe our real estate assets are not carried at amounts in excess of their estimated net realizable fair value amounts.

      Income taxes--Our future financial results generally will not reflect provisions for current or deferred federal income taxes since we elected to be taxed as a REIT effective January 1, 2001. Our intention is to operate in a manner that will allow us to continue to be taxed as a REIT and, as a result, we do not expect to pay substantial corporate-level federal income taxes. Many of the REIT requirements, however, are highly technical and complex. If we were to fail to meet the requirements, we may be subject to federal income tax. Certain states do not follow the federal REIT rules and we have included provisions for these taxes in rental property expenses.

      Environmental costs and recoveries from state underground storage tank funds--We provide for estimated future costs for known environmental remediation requirements when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated (see "Environmental Matters" below). Frequently the best estimate of cost for a component of the liability can only be identified as a range, and no amount within the range is a better estimate of the liability than any other amount. In that circumstance, GAAP requires that the minimum of the range be accrued for that cost component. Since environmental exposures are difficult to assess and estimate and knowledge about these liabilities is not known upon the occurrence of a single event, but rather is gained over a continuum of events, we believe that it is appropriate that our accrual estimates are adjusted as the remediation treatment progresses, as circumstances change and as environmental contingencies become more clearly defined and reasonably estimable. Recoveries of environmental costs from state underground storage tank remediation funds, with respect to past and future spending, are accrued as income based on estimated recovery rates when such recoveries are considered probable. A critical assumption in accruing for these recoveries

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                   Continued

is that the state underground storage tank fund programs will be administered and funded in the future in a manner that is consistent with past practices and that future environmental spending will be eligible for reimbursement under these programs.

ENVIRONMENTAL MATTERS

      We are subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Currently, environmental expenses are principally attributable to remediation, monitoring and governmental agency reporting incurred in connection with contaminated properties. In prior periods, a larger portion of the expenses also included soil disposal and the replacement or upgrading of underground storage tanks ("USTs") to meet federal, state and local environmental standards, as well as routine monitoring and tank testing.

      Under the Master Lease with Marketing, and in accordance with leases with other tenants, we agreed to bring the leased properties with known environmental contamination to regulatory or contractual closure ("Closure") in an economical manner and, thereafter, transfer all future environmental risks to our tenants. Generally, upon achieving Closure at an individual property, our environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of our tenant. We have agreed to pay all costs relating to, and to indemnify Marketing for, environmental liabilities and obligations scheduled in the Master Lease. We will continue to collect recoveries from certain state UST remediation funds related to these environmental liabilities.

      We have also agreed to provide limited environmental indemnification to Marketing for pre-existing environmental conditions at six terminals owned by us. Under the indemnification agreement, Marketing will pay the first $1.5 million of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing will share equally with us the next $8.5 million of those costs and expenses and Marketing will pay all additional costs and expenses over $10.0 million. Our indemnification responsibility under this agreement is capped at $4.25 million and expires in December 2010. We have not accrued a liability for this indemnification agreement since it is uncertain that any significant amounts will be required to be paid under the agreement.

      The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated in accordance with GAAP. The environmental remediation liability is estimated based on the level and impact of contamination for each property. The accrued liability is the aggregate of the best estimate of cost for each component of the liability. If the best estimate of cost for a component of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for that cost component. Recoveries of environmental costs from state underground storage tank remediation funds, with respect to both past and future environmental spending, are accrued as income based on estimated recovery rates when such recoveries are considered probable.

      Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing our liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, we consider among other things, enacted laws and regulations, assessments of contamination and the quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2002, we have remediation action plans in place for 348 (85%) of the 411 properties for which we retained environmental responsibility. Sixty-three properties (15%) remain in the assessment phase, which when completed will likely result in a change in estimate for those properties.

      As of December 31, 2002 and 2001, we had accrued $27.9 million and $27.3 million, respectively, as management's best estimate for probable and reasonably estimable environmental remediation costs. As of December 31, 2002 and 2001, we had also recorded $13.4 million and $14.3 million, respectively, as management's best estimate for recoveries from state UST remediation funds related to environmental obligations and liabilities. It is possible that estimated aggregate future cash expenditures for environmental remediation from 2003 through 2012 could approximate $29.6 million, or approximately $14.2 million on a net basis after estimated recoveries

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                   continued

from state UST remediation funds of approximately $15.4 million. We estimate that approximately 75 properties will not have Closure at the end of this period and that spending and recoveries will continue after 2012, although at amounts significantly reduced from current levels. Neither the aggregate cash expenditure nor the accrued environmental remediation costs, nor their related recoveries, have been adjusted for inflation or discounted to present value. It is possible that net cash expenditures estimated through 2012, and thereafter, could exceed the net amount accrued as of December 31, 2002. During 2003, we estimate that our net environmental spending will be approximately $4.3 million and our business plan for 2003 reflects a net change in estimated remediation costs of approximately $5.0 million.

      In view of the uncertainties associated with environmental expenditures, however, we believe it is possible that future actual net expenditures could be substantially higher than these estimates. Adjustments to accrued liabilities for environmental remediation costs will be reflected in our financial statements as they become probable and reasonably estimable as defined by GAAP. For fiscal 2002, fiscal 2001 and fiscal December 2000, net environmental expenses included in our consolidated statements of operations amounted to $8.7 million, $10.8 million and $8.5 million, respectively, which amounts were net of probable recoveries from state UST remediation funds. Although environmental costs may have a significant impact on results of operations for any single fiscal year or interim period, we believe that such costs will not have a material adverse effect on our long-term financial position.

      We cannot predict what environmental legislation or regulations may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. We cannot predict if state underground storage tank fund programs will be administered and funded in the future in a manner that is consistent with past practices and if future environmental spending will continue to be eligible for reimbursement under these programs. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws, which may develop in the future, could have an adverse effect on our financial position, or that of our tenants, and could require substantial additional expenditures for future remediation.

NEW ACCOUNTING PRONOUNCEMENTS

      In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired. SFAS 142 requires that goodwill not be amortized but instead be measured for impairment at least annually, or when events indicate that there may be an impairment. We adopted SFAS 142 effective January 1, 2002.

      In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires that obligations associated with the retirement of tangible long-lived assets be recognized at their fair value if the asset retirement obligation results from the normal operation of those assets and a reasonable estimate of fair value can be made. SFAS 143 requires increasing the value of the related long-lived asset, if any, to the extent of the asset retirement liability initially recognized and, thereafter, reducing the value of the asset as additional depreciation expense. Upon adoption of SFAS 143, we will use a present value technique to measure certain of our environmental remediation obligations and the related recoveries from state underground storage tank funds. Changes in net environmental liabilities resulting from the passage of time will be recorded as accretion expense in the statement of operations. We believe that the cumulative effect of adopting SFAS 143 effective January 1, 2003, as required, will not have a significant impact on our financial position and results of operations. In addition, we estimate that accretion expense will approximate $1.1 million in 2003. The accretion expense may be partially offset by a lower net change in estimated remediation costs than would have been recognized prior to the adoption of SFAS 143.

      In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 provides guidance on the recognition of impairment losses on long-lived assets, redefines discontinued operations and addresses how the results of a discontinued operation are to be measured and presented. We adopted SFAS 144 effective January 1, 2002.

      In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be classified as an extraordinary item. Further, SFAS 145 eliminates an inconsistency

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                   Continued

between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also makes several other technical corrections. We adopted SFAS 145 effective April 1, 2002.

      In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 states that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred and not at the date of an entity's commitment to a plan, as previously required. The provisions of SFAS 146 will be applied for exit and disposal activities that are initiated after December 31, 2002. We adopted SFAS 146 effective October 1, 2002.

      In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee regardless if the guarantor receives separately identifiable consideration. We adopted FIN 45 effective December 31, 2002.

      In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of SFAS 123." SFAS 148 provides alternative transition methods for a voluntary change to the fair value basis of accounting for stock-based employee compensation. SFAS 148 requires disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation, description of transition method utilized and the effect of the method used on reported results.
We adopted SFAS 148 effective December 31, 2002. We will voluntarily change to the fair value basis of accounting for stock-based employee compensation effective January 1, 2003, which we believe will not have a significant impact on our financial position and results of operations.

      In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 provides guidance on identifying entities for which control is achieved through means other than through voting rights and how to determine if the entity should be consolidated. In addition, FIN 46 requires all enterprises with a significant interest in the entity to make additional disclosures. We adopted FIN 46 effective December 31, 2002.

      The adoption of SFAS 141, SFAS 142, SFAS 144, SFAS 145, SFAS 146, SFAS 148, FIN 45 and FIN 46 has not had a significant effect, individually or in the aggregate, on our financial position or results of operations.

FORWARD-LOOKING STATEMENTS

      Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When we use the words "believes," "expects," "plans," "projects," "estimates" and similar expressions, we intend to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance and achievements to be materially different from any future results, performance or achievements, expressed or implied by these forward-looking statements. These factors include, but are not limited to: risks associated with owning and leasing real estate generally; dependence on Marketing as a tenant and on rentals from companies engaged in the petroleum marketing and convenience store businesses; competition for properties and tenants; risk of tenant non-renewal; the effects of regulations; our expectations as to the cost of completing environmental remediation; and the impact of our electing to be taxed as a REIT, including subsequent failure to qualify as a REIT and future dependence on external sources of capital.

      As a result of these and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price. An investment in our stock involves various risks, including those mentioned above and elsewhere in this report and those that are detailed from time to time in our other filings with the Securities and Exchange Commission.

      You should not place undue reliance on forward-looking statements, which reflect our view only as of the date hereof. We undertake no obligation to publicly release revisions to these forward-looking statements that reflect future events or circumstances or reflect the occurrence of unanticipated events.

                       GETTY REALTY CORP. AND SUBSIDIARIES

                       ENVIRONMENTAL REMEDIATION OVERVIEW

      We manage our environmental remediation obligations with the assistance of Delta Environmental Consultants, an international environmental consulting firm. Environmental remediation projects are typically broken down into specific "lifecycle phases" ranging from preliminary monitoring through closure activities.
      Chart 1 details our actual environmental remediation spending on a gross basis and net of reimbursements from state underground storage tank funds for each of our last three fiscal years.
      Chart 2 details the lifecycle phase distribution of the 411 properties for which we retain responsibility as of December 31, 2002, as well as the projected gross environmental remediation spending (on a cash basis) through 2012 and our current environmental reserve amount attributable to each lifecycle phase.
      Chart 3 details our net projected environmental remediation spending through 2012. These projections are subject to significant variations; see "Environmental Matters" in Management's Discussion and Analysis on page 12.

                             [PERFORMANCE CHART 1]
Actual Environmental
Remediation Spending
(in thousands)

--------------------------------------------------------------------------------
                    December 31, 2000(2)  December 31, 2001  December 31, 2002
--------------------------------------------------------------------------------
Gross Spending (1)         $14,579               $12,730            $8,546
--------------------------------------------------------------------------------
Reimbursements             $ 2,699               $ 5,171            $3,431
--------------------------------------------------------------------------------
Net Spending               $11,880               $ 7,559            $5,115
--------------------------------------------------------------------------------

(1) Includes remediation spending only. Does not include legal fees, consulting fees and legal settlement costs.
(2) 2000 Figures are based on an 11 month fiscal year.

                             [PERFORMANCE CHART 2]

Accrued Environmental
Remediation Costs and
Projected Gross Spending
by Lifecycle Phase
(in thousands, except number
of properties)

------------------------------------------------------------------------------------------------------------------------------------
                                          Preliminary              Remedial Action Plan  Operation &       Closure
                                          Monitoring   Assessment     Implementation     Maintenance     Activities         Total
------------------------------------------------------------------------------------------------------------------------------------
Number of Properties                            4            59               19                128           201              411
------------------------------------------------------------------------------------------------------------------------------------
Projected Gross Spending Through 2012(*)      $47        $4,211           $3,759            $15,758        $5,828          $29,603
------------------------------------------------------------------------------------------------------------------------------------
Accrued Environmental Remediation
Costs as of 12/31/02                          $47        $3,824           $3,657            $15,746        $4,650          $27,924
------------------------------------------------------------------------------------------------------------------------------------

                             [PERFORMANCE CHART 3]

Projected
Environmental
Remediation Spending
Through 2012*
(in thousands, except number
of properties)

-------------------------------------------------------------------------------------------------------------------------------
                   2003      2004     2005       2006      2007      2008     2009       2010     2011      2012      Total
-------------------------------------------------------------------------------------------------------------------------------
Gross Spending   $ 9,254   $ 5,121   $ 4,247   $ 3,303   $ 1,963   $ 1,323   $ 1,003   $ 1,077   $   831   $ 1,481   $29,603
-------------------------------------------------------------------------------------------------------------------------------
Reimbursements   $ 4,929   $ 2,630   $ 1,780   $ 1,591   $ 1,082   $   770   $   504   $   425   $   484   $ 1,233   $15,428
-------------------------------------------------------------------------------------------------------------------------------
Net Spending     $ 4,325   $ 2,491   $ 2,467   $ 1,712   $   881   $   553   $   499   $   652   $   347   $   248   $14,175
-------------------------------------------------------------------------------------------------------------------------------
Property Count       411       351       297       250       171       139       114        94        76        75
-------------------------------------------------------------------------------------------------------------------------------

 - This projection does not represent "reasonably estimable and probable" spending as defined by GAAP.
 - 2012 gross spending includes closure costs that will occur in 2012 and beyond.
 - Reimbursement for spending in 2012 and earlier which is projected to be received in 2013 and beyond is included with 2012 reimbursement receipts in the chart above.
 *    Figures not adjusted for present value or inflation.

                       GETTY REALTY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

                                                                               Eleven
                                                       Year ended           months ended
                                                       December 31,         December 31,
                                                   ---------------------    ------------
                                                     2002         2001          2000
                                                   --------     --------      --------
Revenues:
  Revenues from rental properties                  $ 67,157     $ 68,322      $ 53,916
  Other income, net                                   2,488        2,153           378
                                                   --------     --------      --------
    Total revenues                                   69,645       70,475        54,294
                                                   --------     --------      --------
Expenses:
  Rental property expenses                           11,975       11,433        10,980
  Environmental expenses, net                         8,668       10,808         8,498
  General and administrative expenses                 3,691        4,944         3,257
  Depreciation and amortization                       9,016        9,281         9,196
  Interest expense                                      132        1,926         3,413
                                                   --------     --------      --------
    Total expenses                                   33,482       38,392        35,344
                                                   --------     --------      --------
Earnings before income taxes                         36,163       32,083        18,950
(Benefit) provision for income taxes                     --      (36,648)        7,875
                                                   --------     --------      --------
Net earnings                                         36,163       68,731        11,075
Preferred stock dividends                             5,350       17,124         5,098
                                                   --------     --------      --------
Net earnings applicable to common shareholders     $ 30,813     $ 51,607      $  5,977
                                                   ========     ========      ========
Net earnings per common share:
  Basic                                            $   1.44     $   3.18      $    .47
  Diluted                                          $   1.44     $   3.18      $    .47
Weighted average common shares outstanding:
  Basic                                              21,436       16,237        12,818
  Diluted                                            21,446       16,244        12,818

The accompanying notes are an integral part of these consolidated financial statements.

                       GETTY REALTY CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

                                                                                       December 31,
                                                                                  ------------------------
                                                                                     2002           2001
                                                                                  ---------      ---------
ASSETS:
Real Estate:
  Land                                                                            $ 135,372      $ 134,717
  Buildings and improvements                                                        172,682        176,635
                                                                                  ---------      ---------
                                                                                    308,054        311,352
  Less--accumulated depreciation                                                    (93,986)       (89,242)
                                                                                  ---------      ---------
    Real estate, net                                                                214,068        222,110
Cash and equivalents                                                                 33,726         37,523
Mortgages and accounts receivable, net                                                5,193          4,819
Deferred rent receivable                                                             15,116          8,388
Recoveries from state underground storage tank funds, net                            13,396         14,276
Prepaid expenses and other assets                                                       992          1,072
                                                                                  ---------      ---------
      Total assets                                                                $ 282,491      $ 288,188
                                                                                  =========      =========
Liabilities and Shareholders' Equity:
Mortgages payable                                                                 $     923      $     997
Dividends payable                                                                    10,379         10,108
Accounts payable and accrued expenses                                                 9,839         12,018
Environmental remediation costs                                                      27,924         27,292
                                                                                  ---------      ---------
      Total liabilities                                                              49,065         50,415
                                                                                  =========      =========
Commitments and contingencies (notes 4, 5 and 7)
Shareholders' equity:
  Preferred stock, par value $.01 per share; authorized 20,000,000 shares for issuance in series, of which 3,000,000 shares are classified as Series A
    Participating Convertible Redeemable Preferred; issued 2,865,768
    at December 31, 2002 and 2,888,798 at December 31, 2001                          71,644         72,220
  Common stock, par value $.01 per share; authorized 50,000,000 shares;
    issued 21,442,299 at December 31, 2002 and 22,441,168 at
    December 31, 2001                                                                   214            224
  Paid-in capital                                                                   186,664        198,575
  Dividends paid in excess of earnings                                              (25,096)       (20,537)
  Preferred stock held in treasury, at cost; 23,030 shares at
    December 31, 2001                                                                    --           (430)
  Common stock held in treasury, at cost; 1,018,848 shares at
    December 31, 2001                                                                    --        (12,279)
                                                                                  ---------      ---------
      Total shareholders' equity                                                    233,426        237,773
                                                                                  ---------      ---------
      Total liabilities and shareholders' equity                                  $ 282,491      $ 288,188
                                                                                  =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

                       GETTY REALTY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                                               Eleven
                                                                       Year ended            months ended
                                                                       December 31,          December 31,
                                                                ------------------------     ------------
                                                                   2002           2001           2000
                                                                ---------      ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                    $  36,163      $  68,731      $  11,075
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization                                     9,016          9,281          9,196
  Deferred income taxes                                                --        (36,479)         4,093
  Gain on dispositions of real estate                              (1,153)          (990)        (1,106)
  Deferred rental revenue                                          (6,728)        (8,388)            --
Changes in assets and liabilities:
  Mortgages and accounts receivable, net                             (374)           653            552
  Recoveries from state underground storage tank funds, net           880         (2,319)        (2,074)
  Prepaid expenses and other assets                                    80          4,435         (3,060)
  Accounts payable and accrued expenses                            (2,179)        (2,611)          (227)
  Environmental remediation costs                                     632          3,921         (3,053)
                                                                ---------      ---------      ---------
    Net cash provided by operating activities                      36,337         36,234         15,396
                                                                ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                (86)          (536)        (1,133)
  Property acquisitions                                            (2,735)            --           (155)
  Proceeds from dispositions of real estate                         3,000          2,201          2,879
                                                                ---------      ---------      ---------
    Net cash provided by investing activities                         179          1,665          1,591
                                                                ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (repayments) under credit lines, net                      --        (27,000)        12,200
  Repayment of mortgages payable                                      (74)       (21,972)        (6,224)
  Cash dividends paid                                             (40,451)       (83,757)       (10,874)
  Net proceeds from common stock offering                              --        131,522             --
  Stock options and treasury stock, net                               212            108        (12,017)
                                                                ---------      ---------      ---------
    Net cash used in financing activities                         (40,313)        (1,099)       (16,915)
                                                                ---------      ---------      ---------
Net increase (decrease) in cash and equivalents                    (3,797)        36,800             72
Cash and equivalents at beginning of period                        37,523            723            651
                                                                ---------      ---------      ---------
Cash and equivalents at end of period                           $  33,726      $  37,523      $     723
                                                                =========      =========      =========

Supplemental disclosures of cash flow information
  Cash paid (refunded) during the period for:
    Interest                                                    $     132      $   2,102      $   3,721
    Income taxes, net                                                 662         (3,632)         6,988
    Recoveries from state underground storage tank funds           (3,431)        (5,171)        (2,699)
    Environmental remediation costs                                 8,545         12,730         14,579

The accompanying notes are an integral part of these consolidated financial statements.

                       GETTY REALTY CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation: The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"). The Company is a real estate investment trust ("REIT") specializing in the ownership and leasing of service stations, convenience stores and petroleum marketing terminals. The Company manages and evaluates its operations as a single segment. All significant intercompany accounts and transactions have been eliminated.

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

      Use of Estimates, Judgments and Assumptions: The financial statements have been prepared in conformity with GAAP, which requires management to make its best estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. While all available information has been considered, actual results could differ from those estimates, judgments and assumptions. Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state underground storage tank funds, environmental remediation costs, depreciation, impairment of long-lived assets, litigation, accrued expenses and income taxes.

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

      Environmental Costs: The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. The accrued liability is the aggregate of the best estimates of cost for each component of the liability. If the best estimate of costs for a component of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for that cost component. Recoveries of environmental costs from state underground storage tank remediation funds, with respect to past and future spending, are accrued as income based on estimated recovery rates when such recoveries are considered probable.

      Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of:
Assets are written down to fair value when events and circumstances indicate that the assets might be impaired and the projected undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Assets held for disposal are written down to fair value less disposition costs.

                       GETTY REALTY CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Income Taxes: The Company and its subsidiaries file a consolidated federal income tax return. Effective January 1, 2001, the Company elected to qualify, and believes it is operating so as to qualify, as a REIT for federal income tax purposes. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its shareholders equal at least the amount of its REIT taxable income as defined under the Internal Revenue Code. If the Company sells any property within ten years after its REIT election that is not exchanged for a like-kind property, it will be taxed on the built-in gain realized from such sale at the highest corporate rate. This ten-year built-in gain tax period will end in 2011. Deferred income taxes were provided for the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes when the Company was taxed as a C-corp.

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

      Earnings per Common Share: Basic earnings per common share is computed by dividing net earnings less preferred dividends by the weighted average number of common shares outstanding during the year. Diluted earnings per common share also gives effect to the potential dilution from the exercise of stock options in the amounts of 10,000 shares and 7,000 shares for the years ended December 31, 2002 and 2001, respectively. For the years ended December 31, 2002 and 2001 and the eleven months ended December 31, 2000, conversion of the Series A Participating Convertible Redeemable Preferred Stock into common stock utilizing the if-converted method would have been antidilutive, and therefore conversion was not assumed for purposes of computing diluted earnings per common share.

      Stock-Based Compensation: The Company accounts for its stock option plan (see note 10) using the intrinsic value method. Had compensation cost for the Company's stock option plan been accounted for using the fair value method, the Company's stock based employee compensation expense, net of tax effects, net earnings and net earnings per share on a basic and diluted basis would have been as follows (in thousands except per share amounts):

                                              Year ended                   Year ended               Eleven months ended
                                            December 31, 2002           December 31, 2001          December 31, 2000 (*)
                                          -----------------------     -----------   ---------     -----------   ---------
                                          As Reported   Pro Forma     As Reported   Pro Forma     As Reported   Pro Forma
                                          -----------   ---------     -----------   ---------     -----------   ---------
Stock-based employee compensation
  expense, net of tax effects in 2000     $      --     $     124     $     122     $     356     $      --     $     112
Net earnings                                 36,163        36,039        68,731        68,497        11,075        10,963
Net earnings per common share                  1.44          1.43          3.18          3.16           .47           .46

(*) The Company elected to be taxed as a REIT effective January 1, 2001. Prior thereto the Company was taxed as a C-corp., and accordingly, the amounts presented for the eleven months ended December 31, 2000 are net of tax effects.

      The fair value of the options granted during the years ended December 31, 2002 and 2001 and the eleven months ended December 31, 2000 were estimated as $0.56, $1.79 and $4.11 per share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                           Eleven months
                                         Year ended            ended
                                         December 31,       December 31,
                                     --------------------  -------------
                                       2002        2001        2000
                                     ---------   --------  -------------
Expected Dividend Yield                 9.0%       10.2%        4.1%
Expected volatility                      18%         35%         35%
Risk-free interest rate                 3.6%        4.5%        5.2%
Expected life of options (years)          7           7           7

      New Accounting Pronouncements: In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired. SFAS 142 requires that goodwill not be amortized but instead be measured for impairment at least annually, or when events indicate that there may be an impairment. The Company adopted SFAS 142 effective January 1, 2002.

      In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires that obligations associated with the retirement of tangible long-lived assets be recognized at their fair value if the asset retirement obligation results from the normal operation of those assets and a reasonable estimate of fair value can be made. SFAS 143 requires increasing the value of the related long-lived asset, if any, to the extent of the asset retirement liability initially recognized and, thereafter, reducing the value of the asset as additional depreciation expense. Upon adoption of SFAS 143, the Company will use a present value technique to measure certain environmental remediation obligations and the related recoveries from state underground storage tank funds. Changes in net environmental liabilities resulting from the passage of time will be recorded as accretion expense in the statement of operations. The Company believes that the cumulative effect of adopting SFAS 143 effective January 1, 2003, as required, will not have a significant impact on the Company's financial position and results of operations. In addition, the Company estimates that accretion expense will approximate $1.1 million in 2003. The accretion expense may be partially offset by a lower net change in estimated remediation costs than would have been recognized prior to the adoption of SFAS 143.

      In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 provides guidance on the recognition of impairment losses on long-lived assets, redefines discontinued operations and addresses how the results of a discontinued operation are to be measured and presented. The Company adopted SFAS 144 effective January 1, 2002.

      In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be classified as an extraordinary item. Further, SFAS 145 eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also makes several other technical corrections. The Company adopted SFAS 145 effective April 1, 2002.

                       GETTY REALTY CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 states that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred and not at the date of an entity's commitment to a plan, as previously required. The provisions of SFAS 146 will be applied for exit and disposal activities that are initiated after December 31, 2002. The Company adopted SFAS 146 effective October 1, 2002.

      In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee regardless if the guarantor receives separately identifiable consideration. The Company adopted FIN 45 effective December 31, 2002.

      In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure--an amendment of FAS 123." SFAS 148 provides alternative transition methods for a voluntary change to the fair value basis of accounting for stock-based employee compensation. SFAS 148 requires disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation, description of transition method utilized and the effect of the method used on reported results. The Company adopted SFAS 148 effective December 31, 2002. The Company will voluntarily change to the fair value basis of accounting effective January 1, 2003, which the Company believes will not have a significant impact on the Company's financial position and results of operations.

      In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 provides guidance on identifying entities for which control is achieved through means other than through voting rights and how to determine if the entity should be consolidated. In addition, FIN 46 requires all enterprises with a significant interest in the entity to make additional disclosures. The Company adopted FIN 46 effective December 31, 2002.

      The adoption of SFAS 141, SFAS 142, SFAS 144, SFAS 145, SFAS 146, SFAS 148, FIN 45 and FIN 46 has not had a significant effect, individually or in the aggregate, on the Company's financial position or results of operations.

2. SPIN-OFF

      The Company leases substantially all of its properties on a long-term net basis to Getty Petroleum Marketing Inc. ("Marketing"), which was spun-off to the Company's shareholders as a separate publicly held company in March 1997. In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil, one of Russia's largest oil companies.

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

      Under the Services Agreement, Marketing provided certain administrative and technical services to the Company and the Company provided certain limited services to Marketing. Substantially all of the services provided pursuant to the Services Agreement were discontinued as of April 1, 2001. The net fees paid by the Company to Marketing for services performed (after deducting the fees paid by Marketing to the Company for services provided by the Company) were $226,000 for the year ended December 31, 2001 and $582,000 for the eleven months ended December 31, 2000, and are included in general and administrative expenses in the consolidated statements of operations.

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                   CONTINUED

3. STOCK OFFERING

      On August 1, 2001, the Company closed a public offering of 8,855,000 shares of its common stock (including exercise of the underwriters' over-allotment option) at a price of $16.00 per share. A portion of the $131,522,000 net proceeds of the offering was used to pay a $64,162,000 special one-time "earnings and profits" cash distribution to shareholders. The special distribution of $4.15 per common share and $4.20 per Series A preferred share was paid on August 2, 2001. Purchasers of Getty common stock in the public offering did not receive any portion of the special distribution on any of the shares of common stock they purchased. The Company used $17,512,000 of the net proceeds from the offering to repay all amounts then outstanding under its lines of credit and $19,837,000 to retire a mortgage loan. The remaining $30,011,000 of the net proceeds will be used for general corporate purposes.

4. LEASES

      The Company and Marketing are parties to an amended and restated Master Lease Agreement (the "Master Lease"), which became effective on December 9, 2000. As of December 31, 2002, the Master Lease included 963 service station and convenience store properties and nine distribution terminals and bulk plants, 301 of which are leased by the Company from third parties. The Master Lease has an initial term of fifteen years commencing December 9, 2002, and generally provides Marketing with options for three renewal terms of ten years each and a final renewal option of three years and ten months extending to 2049 (or such shorter initial or renewal term as the underlying lease may provide). The Master Lease includes provisions for 2% annual rent escalations. The Master Lease is a unitary lease and, accordingly, Marketing's exercise of renewal options must be on an "all or nothing" basis.

      The Master Lease is a "triple-net" lease, with Marketing responsible for the cost of all taxes, maintenance, repair, insurance and other operating expenses. In general, Marketing remains responsible for any violations of non-environmental laws that existed prior to the time of the amendment of the Master Lease. The Company has agreed to indemnify Marketing for certain violations. The Company's indemnification responsibility for certain violations is capped at $1.375 million and expired in December 2002 unless curing of any violation commenced prior to such date. The Company has agreed to indemnify Marketing for certain pre-existing environmental conditions at six terminals which are owned by the Company. Under the agreement, Marketing will pay the first $1.5 million of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing and the Company will share equally the next $8.5 million of those costs and expenses and Marketing will pay all additional costs and expenses over $10.0 million. The Company's indemnification responsibility for certain pre-existing environmental conditions at six terminals is capped at $4.25 million and expires in December 2010. The Company has not accrued a liability for these indemnification agreements since it is uncertain that any significant amounts will be required to be paid under the agreements. Under the Master Lease, the Company also continues to have additional ongoing environmental remediation obligations for 319 scheduled properties as of December 31, 2002 (see note 7).

      The Company estimates that Marketing makes annual real estate tax payments for properties leased under the Master Lease of approximately $10.0 million and makes additional payments for other operating expenses related to these properties, including environmental remediation costs other than those liabilities that were retained by the Company. These costs, which have been assumed by Marketing under the terms of the Master Lease, are not reflected in the consolidated financial statements.

                       GETTY REALTY CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Company and Marketing entered into revised trademark license agreements in December 2000, providing for an exclusive license to Marketing for use of certain of the Company's trademarks, service marks and trade names (including the name "Getty") used in connection with Marketing's business within Marketing's current marketing territory and a non-exclusive license in the remaining United States subject to a gallonage-based royalty. The trademark agreements have the same termination date as the Master Lease.

      Revenues from rental properties for the years ended December 31, 2002 and 2001 and the eleven months ended December 31, 2000 were $67,157,000, $68,322,000 and $53,916,000, respectively, of which $58,104,000, $57,469,000 and
$51,524,000, respectively, were received from Marketing under the Master Lease. In addition, revenues from rental properties for the years ended December 31, 2002 and 2001 includes $6,728,000 and $8,388,000, respectively, of deferred rental revenue accrued due to recognition of rental revenue under the Master Lease on a straight-line basis.

      Future minimum annual rentals receivable from Marketing under the Master Lease and from other tenants, which have terms in excess of one year as of December 31, 2002, are as follows (in thousands):

                                                          Other
Year ending December 31,                Marketing        Tenants         Total
                                        ---------       --------        --------
2003                                    $ 58,648        $  2,115        $ 60,763
2004                                      59,009           1,869          60,878
2005                                      59,707           1,482          61,189
2006                                      60,305           1,160          61,465
2007                                      60,040             802          60,842
Thereafter                               486,845           2,892         489,737
                                        --------        --------        --------
                                        $784,554        $ 10,320        $794,874
                                        ========        ========        ========

      Rent expense, substantially all of which consists of minimum rentals on non-cancelable operating leases, amounted to $10,805,000, $11,036,000 and $10,273,000 for the years ended December 31, 2002 and 2001 and the eleven months ended December 31, 2000, respectively, and is included in rental property expenses. Rent received under subleases for the years ended December 31, 2002 and 2001 and the eleven months ended December 31, 2000 was $17,373,000, $18,034,000 and $16,955,000, respectively.

      The Company has obligations to lessors under noncancelable operating leases which have terms (excluding renewal term options) in excess of one year, principally for gasoline stations and convenience stores. Substantially all of these leases contain renewal options and rent escalation clauses. The leased properties have a remaining lease term averaging over 17 years, including renewal options. Future minimum annual rentals payable under such leases, excluding renewal options, are as follows (in thousands):

Year ending December 31,
2003                                                                     $10,125
2004                                                                       9,042
2005                                                                       7,512
2006                                                                       5,271
2007                                                                       3,107
Thereafter                                                                 8,905
                                                                         -------
                                                                         $43,962
                                                                         =======

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                   CONTINUED

5. COMMITMENTS AND CONTINGENCIES

      In order to qualify as a REIT, among other items, the Company paid a $64,162,000 special one-time "earnings and profits" (as defined in the Internal Revenue Code) cash distribution to shareholders in August 2001. Determination of accumulated earnings and profits for federal income tax purposes is extremely complex. Should the Internal Revenue Service successfully assert that the Company's accumulated earnings and profits were greater than the amount distributed, the Company may fail to qualify as a REIT; however, the Company may avoid losing its REIT status by paying a deficiency dividend to eliminate any remaining accumulated earnings and profits. The Company may have to borrow money or sell assets to pay such a deficiency dividend.

      In order to minimize the Company's exposure to credit risk associated with financial instruments, the Company places its temporary cash investments with high credit quality institutions. Temporary cash investments are held in an institutional money market fund and federal agency discount notes.

      The Company leases substantially all of its properties on a long-term net basis to Marketing under a Master Lease (see note 4). Marketing operated substantially all of the Company's petroleum marketing businesses when it was spun-off to the Company's shareholders as a separate publicly held company in March 1997. In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil, one of Russia's largest oil companies. The Company's financial results depend largely on rental income from Marketing, and to a lesser extent on rental income from other tenants, and are therefore materially dependent upon the ability of Marketing to meet its obligations under the Master Lease. Marketing's financial results depend largely on retail petroleum marketing margins and rental income from its dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. Marketing has made all required monthly rental payments under the Master Lease when due.

      The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In addition, the Company has retained responsibility for all pre-spin-off legal proceedings and claims relating to the petroleum marketing business. These matters are not expected to have a material adverse effect on the Company's financial condition or results of operations.

      Prior to the spin-off, the Company was self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. As of December 31, 2002 and December 31, 2001, the Company's consolidated balance sheets included, in accounts payable and accrued expenses, $1,602,000 and $2,179,000, respectively, relating to insurance obligations that may be deemed to have arisen prior to the spin-off of the Marketing business. The Company's consolidated statements of operations for the years ended December 31, 2002 and 2001 and for the eleven months ended December 31, 2000 included, in general and administrative expenses, charges (credits) of $(873,000), $225,000 and $285,000, respectively, for insurance. Since the spin-off, the Company has maintained insurance coverage subject to certain deductibles.

6. DEBT

      Mortgages payable consists of $923,000 of real estate mortgages, bearing interest at a weighted average interest rate of 7.45%, due in varying amounts through May 1, 2015. Aggregate principal payments in subsequent years for real estate mortgages are as follows: 2003--$79,000; 2004--$74,000; 2005--$285,000;
2006--$30,000; 2007--$30,000 and $425,000 thereafter. These mortgages payable are collateralized by real estate having an aggregate net book value of approximately $1,134,000 as of December 31, 2002.

      As of December 31, 2002, the Company had an uncommitted line of credit with a bank in the amount of $25,000,000, of which $3,300,000 was utilized in the form of outstanding letters of credit relating to insurance obligations. Borrowings under the line of credit are unsecured and bear interest at the bank's prime rate or, at the Company's option, LIBOR plus 1.25%. The line of credit is subject to annual renewal in August 2003 at the discretion of the bank.

                       GETTY REALTY CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. ENVIRONMENTAL REMEDIATION COSTS

      The Company is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Currently, environmental expenses are principally attributable to remediation, monitoring, and governmental agency reporting incurred in connection with contaminated properties. In prior periods a larger portion of the expenses also included soil disposal and the replacement or upgrading of underground storage tanks ("USTs") to meet federal, state and local environmental standards, as well as routine monitoring and tank testing. For the years ended December 31, 2002 and 2001 and the eleven months ended December 31, 2000, net environmental expenses included in the Company's consolidated statements of operations were $8,668,000, $10,808,000 and $8,498,000, respectively, which amounts were net of estimated recoveries from state UST remediation funds.

      Under the Master Lease with Marketing, and in accordance with our leases with our other tenants, the Company agreed to bring the leased properties with known environmental contamination to regulatory or contractual closure ("Closure") in an economical manner, and thereafter, transfer all future environmental risks to its tenants. Generally, upon achieving Closure at each individual property, the Company's environmental liability under its lease for that property will be satisfied and future remediation obligations will be the tenant's responsibility. The Company has agreed to pay all costs relating to, and to indemnify Marketing for, environmental liabilities and obligations scheduled in the Master Lease. The Company will continue to collect recoveries from state UST remediation funds related to these environmental liabilities.

      The environmental remediation liability is estimated based on the level and impact of contamination for each property. The accrued liability is the aggregate of the best estimate of cost for each component of the liability. If the best estimate of cost for a component of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for that cost component. Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the liability for probable and reasonably estimable environmental remediation costs, the Company considers among other things, enacted laws and regulations, assessments of contamination and the quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change, and as these contingencies become more clearly defined and reasonably estimable.

      As of December 31, 2002 and 2001, the Company had accrued $27,924,000 and $27,292,000, respectively, as management's best estimate for probable and reasonably estimable environmental remediation costs. As of December 31, 2002 and 2001, the Company had also recorded $13,396,000 and $14,276,000, respectively, as management's best estimate for recoveries from state UST remediation funds related to environmental obligations and liabilities.

      It is possible that estimated aggregate cash expenditures for environmental remediation from 2003 through 2012 could approximate $29.6 million or approximately $14.2 million on a net basis after estimated recoveries from state UST remediation funds of approximately $15.4 million. The Company estimates that approximately 75 properties will not have Closure at the end of this period and that spending and recoveries will continue after 2012, although at amounts significantly reduced from current levels. Neither the aggregate cash expenditure estimate nor the accrued environmental remediation costs, nor their related recoveries, have been adjusted for inflation or discounted to present value. It is possible that net cash expenditures estimated through 2012, and thereafter, could exceed the net amount accrued as of December 31, 2002.

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

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                   CONTINUED

8. INCOME TAXES

      In the third quarter of 2001, the Company elected to be taxed as a REIT effective January 1, 2001, and recorded a nonrecurring tax benefit of approximately $36.6 million to reverse accrued income tax liabilities that it would no longer be required to pay as a REIT. Deferred income taxes were provided for the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes when the Company was taxed as a C-corp.

      Net cash paid for income taxes for the year ended December 31, 2002 of $662,000 includes amounts related to state and local income taxes for jurisdictions that do not follow the federal tax rules, which are provided for in rental property expenses. Net cash paid for income taxes also includes audit settlements for periods when the Company was taxed as a C-corp.

      The C-corp. provision for income taxes of $7,875,000 for the eleven months ended December 31, 2000 consisted of current federal taxes of $2,435,000, deferred federal taxes of $3,638,000, current state taxes of $667,000 and deferred state taxes of $1,135,000. The C-corp. provision for income taxes is higher than the $6,594,000 expected provision at the statutory federal income tax rate due to $1,175,000 of state and local income taxes, net of federal benefit, and $106,000 of other items.

9. SHAREHOLDERS' EQUITY

      A summary of the changes in shareholders' equity for the years ended December 31, 2002 and 2001 and the eleven months ended December 31, 2000 is as follows (in thousands, except per share amounts):

                                Preferred Stock    Common Stock                  Retained
                                ---------------   ---------------     Paid-in    Earnings
                                Shares   Amount   Shares    Amount    Capital    (Deficit)
                                ------  -------   ------    ------   --------    ---------
BALANCE, JANUARY 31, 2000        2,889  $72,220   13,567    $  136   $ 67,036     $  3,114
Net earnings                                                                        11,075
Cash dividends:
  Common--$.60
    per share                                                                       (7,672)
  Preferred--$1.775
    per share                                                                       (5,098)
Purchase of preferred
  stock for treasury
Purchase of common
  stock for treasury, net
                                ------   ------   ------    ------   --------    ---------
BALANCE, DECEMBER 31, 2000       2,889   72,220   13,567       136     67,036        1,419
Net earnings                                                                        68,731
Cash dividends:
  Common--$5.275
    per share                                                                      (73,563)
  Preferred--$5.975
    per share                                                                      (17,124)
Issuance of treasury stock                                                  1
Stock offering, net of costs                       8,855        88    131,434
Stock options                                         19                  104
                                ------   ------   ------    ------   --------    ---------
BALANCE, DECEMBER 31, 2001       2,889   72,220   22,441       224    198,575      (20,537)
Net earnings                                                                        36,163
Cash dividends:
  Common--$1.65
    per share                                                                      (35,372)
  Preferred--$1.8665
    per share                                                                       (5,350)
Issuance of treasury stock                                                  1
Cancellation of
    treasury stock                 (23)    (576)  (1,019)      (10)   (12,120)
Stock options                                         20                  208
                                ------   ------   ------    ------   --------    ---------
BALANCE, DECEMBER 31, 2002       2,866  $71,644   21,442      $214   $186,664    $ (25,096)(a)
                                ======   ======   ======    ======   ========    =========

                                    Preferred Stock         Common Stock
                                   Held in Treasury,      Held in Treasury,
                                        at Cost               at Cost
                                  ------------------      ------------------
                                  Shares      Amount      Shares      Amount      Total
                                  ------      ------      ------     -------     --------
BALANCE, JANUARY 31, 2000             (1)      $ (14)        (60)    $  (681)    $141,811
Net earnings                                                                       11,075
Cash dividends:
  Common--$.60
    per share                                                                      (7,672)
  Preferred--$1.775
    per share                                                                      (5,098)
Purchase of preferred
  stock for treasury                 (22)       (416)                                (416)
Purchase of common
  stock for treasury, net                                   (959)    (11,601)     (11,601)
                                  ------      ------      ------     -------     --------
BALANCE, DECEMBER 31, 2000           (23)       (430)     (1,019)    (12,282)     128,099
Net earnings                                                                       68,731
Cash dividends:
  Common--$5.275
    per share                                                                     (73,563)
  Preferred--$5.975
    per share                                                                     (17,124)
Issuance of treasury stock                                                 3            4
Stock offering, net of costs                                                      131,522
Stock options                                                                         104
                                  ------      ------      ------     -------     --------
BALANCE, DECEMBER 31, 2001           (23)       (430)     (1,019)    (12,279)     237,773
Net earnings                                                                       36,163
Cash dividends:
  Common--$1.65
    per share                                                                     (35,372)
  Preferred--$1.8665
    per share                                                                      (5,350)
Issuance of treasury stock                                                 3            4
Cancellation of
    treasury stock                    23         430       1,019      12,276           --
Stock options                                                                         208
                                  ------      ------      ------     -------     --------
BALANCE, DECEMBER 31, 2002            --      $   --          --     $    --     $233,426
                                  ======      ======      ======     =======     ========

(a) Net of $103,803 transferred from retained earnings to common stock and paid-in capital as a result of accumulated stock dividends.

                       GETTY REALTY CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Each share of preferred stock has voting rights of and is convertible into
1.1312 shares of common stock of the Company and pays stated cumulative dividends of $1.775 per annum, or if greater on an "as converted basis," the cash dividends declared per share of common stock for the calendar year. The Company may redeem all or a portion of the preferred stock at a purchase price of $25.00 per share plus accumulated, accrued and unpaid dividends, if the closing price of the Company's common stock exceeds $22.10 per share for a period of ten cumulative trading days within 90 days prior to the date of notice of redemption. In the event of liquidation, dissolution or winding up of the Company, holders of the preferred stock will have the right to a liquidation preference in the amount of $25.00 per share, plus accumulated, accrued and unpaid dividends, before any payment to holders of the Company's common stock.

10. EMPLOYEE BENEFIT PLANS

      The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for employees meeting certain service requirements and a Supplemental Plan for executives. Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Board of Directors. Also, under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to 50% of such contributions but in no event more than 3% of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to 10% of compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the plans approximated $118,000, $94,000 and $87,000 for the years ended December 31, 2002 and 2001 and the eleven months ended December 31, 2000, respectively. These amounts are included in the accompanying consolidated statements of operations.

      The Company has a Stock Option Plan (the "Plan") which authorizes the Company to grant options to purchase shares of the Company's common stock (see note 1). The aggregate number of shares of the Company's common stock which may be made the subject of options under the Plan may not exceed 1,100,000 shares, subject to further adjustment for stock dividends and stock splits. The Plan provides that options are exercisable starting one year from the date of grant, on a cumulative basis at the annual rate of 25 percent of the total number of shares covered by the option.

      The following is a schedule of stock option prices and activity relating to the Company's Plan:

                                                 YEAR ENDED                Year ended           Eleven months ended
                                                DECEMBER 31,              December 31,               December 31,
                                         ----------------------------------------------------------------------------
                                                   2002                       2001                      2000
                                         ----------------------     ----------------------     ----------------------
                                                       WEIGHTED                   Weighted                   Weighted
                                                        AVERAGE                   Average                    Average
                                          NUMBER       EXERCISE      Number       Exercise      Number       Exercise
                                         OF SHARES      PRICE       of Shares      Price       of Shares      Price
                                         ---------     --------     ---------     --------     ---------     --------
Outstanding at beginning of period        318,349      $  19.47      404,740      $  20.24      373,740      $  21.27
Granted                                    69,500         18.30       69,500         16.15       53,750         14.50
Exercised                                 (46,055)        15.78      (64,250)        14.29           --            --
Cancelled                                 (16,996)        23.36      (91,641)        23.99      (22,750)        23.64
                                         --------      --------     --------      --------     --------      --------
Outstanding at end of period              324,798      $  19.05      318,349      $  19.47      404,740      $  20.24
                                         ========      ========     ========      ========     ========      ========
Exercisable at end of period              180,736      $  20.88      205,162      $  21.95      319,678      $  21.96
                                         ========      ========     ========      ========     ========      ========
Available for grant at end of period      662,580                    715,084                    692,943
                                         ========                   ========                   ========

                       GETTY REALTY CORP. AND SUBSIDIARIES

                                   CONTINUED

      The following table summarizes information concerning options outstanding and exercisable at December 31, 2002:

                        Options Outstanding                                 Options Exercisable
----------------------------------------------------------------------  -----------------------------
                                  Weighted Average
                                      Remaining
    Range of          Number         Contractual      Weighted Average    Number     Weighted Average
Exercise Prices    Outstanding      Life (Years)       Exercise Price   Exercisable   Exercise Price
---------------    -----------    ----------------    ----------------  -----------  ----------------
$11.125-$14.50        54,065              7                $13.14          30,503         $12.83
 16.15 - 18.30       151,875              9                 17.23          31,375          16.63
    24.06            118,858              2                 24.06         118,858          24.06
---------------    ---------        -------            ----------       ---------     ----------
                     324,798                                              180,736
                   =========                                            =========

11. QUARTERLY FINANCIAL DATA

      The following is a summary of the quarterly interim results of operations for the years ended December 31, 2002 and 2001 (unaudited as to interim information) (in thousands, except per share amounts):

                                                                 THREE MONTHS ENDED
                                          -----------------------------------------------------------     YEAR ENDED
YEAR ENDED DECEMBER 31, 2002                MARCH 31,        JUNE 30,     SEPTEMBER 30,   DECEMBER 31,    DECEMBER 31,
                                          -----------     -----------     -----------     -----------     -----------
Revenues from rental properties           $    16,877     $    16,802     $    16,746     $    16,732     $    67,157
Earnings before income taxes                    9,258           9,306           8,973           8,626          36,163
Net earnings                                    9,258           9,306           8,973           8,626          36,163
Diluted earnings per common share (a)             .37             .37             .36             .33            1.44

                                                                 Three months ended
                                          -----------------------------------------------------------     Year ended
Year Ended December 31, 2001                March 31,        June 30,     September 30,   December 31,    December 31,
                                          -----------     -----------     -----------     -----------     -----------
Revenues from rental properties           $    17,146     $    17,092     $    16,971     $    17,113     $    68,322
Earnings before income taxes                    7,539           9,285           8,593           6,666          32,083
Net earnings                                    4,332           5,461          52,272           6,666          68,731(b)
Diluted earnings per common share (a)             .24             .33            2.11             .25            3.18

(a) After giving effect to quarterly preferred stock dividends aggregating $5,350 and $5,088 for the years ended December 31, 2002 and 2001, respectively, and the portion of the one-time earnings and profits distribution paid to preferred shareholders in the third quarter of 2001 of $12,036.

(b) Includes a benefit for income taxes of $36,648 due to the reversal of previously accrued income taxes that the Company would no longer be required to pay as a REIT.

                       GETTY REALTY CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. RECAST AND TRANSITION PERIOD COMPARATIVE DATA

      The following table presents certain financial information comparing the audited results presented in the consolidated statements of operations to the comparable unaudited prior periods (in thousands except per share amounts):

                                                         Year ended               Eleven months ended
                                                        December 31,                 December 31,
                                                 --------------------------   -------------------------
                                                     2001           2000          2000          1999
                                                 -----------    -----------   -----------   -----------
                                                                (unaudited)                 (unaudited)
Revenues from rental properties                  $    68,322    $    58,822   $    53,916   $    53,983
                                                 ===========    ===========   ===========   ===========
Earnings before income taxes                     $    32,083    $    20,628   $    18,950   $    24,427
(Benefit) provision for income taxes                 (36,648)         8,699         7,875        10,378
                                                 -----------    -----------   -----------   -----------
Net earnings                                          68,731         11,929        11,075        14,049
Preferred stock dividends                             17,124          5,098         5,098         5,128
                                                 -----------    -----------   -----------   -----------
Net earnings applicable to common shareholders   $    51,607    $     6,831   $     5,977   $     8,921
                                                 ===========    ===========   ===========   ===========
Net earnings per common share:
  Basic                                          $      3.18    $       .53   $       .47   $       .66
  Diluted                                        $      3.18    $       .53   $       .47   $       .66
Weighted average common shares outstanding:
  Basic                                               16,237         12,880        12,818        13,567
  Diluted                                             16,244         12,880        12,818        13,569

13. SUBSEQUENT EVENT

      On February 3, 2003, the Company entered into a definitive asset purchase agreement to acquire 42 retail service station and convenience store properties that it has been leasing for the past twelve years. The aggregate purchase price for these properties is approximately $13.1 million. Forty of the locations are subleased to Marketing under the Master Lease through at least 2015. Rental property expenses for the year ended December 31, 2002 includes approximately $1.3 million of rent expense relating to these properties. The initial terms of these leases expire in 2006 and are, thereafter, subject to renewal term options and scheduled rent escalations through 2056. The seller has agreed to indemnify the Company for historical environmental costs, and accordingly, the Company's exposure to environmental remediation expenses should not change because of the acquisition.

                       GETTY REALTY CORP. AND SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of Getty Realty Corp.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Getty Realty Corp. and Subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001 and the eleven months ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

New York, New York
February 3, 2003

                       GETTY REALTY CORP. AND SUBSIDIARIES

CAPITAL STOCK

      Our common stock is traded on the New York Stock Exchange (symbol: "GTY"). At December 31, 2002, there were approximately 9,400 holders of record of our common stock. The price range of our common stock and cash dividends declared with respect to each share of common stock during the years ended December 31, 2002 and 2001 was as follows:

                                                 Price Range
                                             --------------------  Cash Dividends
Period Ending                                  High        Low       Per Share
                                             --------    --------  --------------
December 31, 2002                            $  19.47    $  19.10     $ .41250
September 30, 2002                              19.10       18.60       .41250
June 30, 2002                                   18.53       18.19       .41250
March 31, 2002                                  18.69       18.33       .41250

December 31, 2001                            $  20.00    $  16.55     $ .41250
September 30, 2001                              22.05       15.50      4.56250(a)
June 30, 2001                                   21.79       14.00          .15
March 31, 2001                                  15.45       14.20          .15

      Our Series A preferred stock is traded on the New York Stock Exchange (symbol: "GTY PrA"). At December 31, 2002, there were approximately 400 holders of record of our preferred stock. The price range of our Series A preferred stock and cash dividends declared with respect to each share of preferred stock during the years ended December 31, 2002 and 2001 was as follows:

                                                 Price Range
                                             --------------------  Cash Dividends
Period Ending                                  High        Low       Per Share
                                             --------    --------  --------------
December 31, 2002                            $  25.50    $  25.45    $ .53523
September 30, 2002                              23.65       23.57      .44375
June 30, 2002                                   23.21       23.13      .44375
March 31, 2002                                  23.23       23.18      .44375

December 31, 2002                            $  23.40    $  21.10    $ .44375
September 30, 2002                              26.14       20.10     4.64350 (a)
June 30, 2002                                   25.05       20.00      .44375
March 31, 2002                                  20.90       19.75      .44375

(a) Includes a $4.15 and $4.20 special one-time earnings and profits cash distribution paid on August 2, 2001 to common and preferred shareholders, respectively.