Form 10-K, Exhibit 13
period 2005-12-31
GETTY REALTY CORP /MD/
filed 2006-03-14
CIK 1052752

                                                                               .
                                                                               .
                                                                               .

EXHIBIT 13

                       GETTY REALTY CORP. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
        (in thousands, except per share amounts and number of properties)

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                         -----------------------------------------------------------------------------------
                                              2005                2004            2003               2002           2001
                                         -------------       --------------   -------------      -------------   ----------
OPERATING DATA:
Revenues from rental properties          $      71,377       $      66,331    $      66,601      $      67,157   $    68,322
Earnings before income taxes                    43,954              39,352           36,887             36,163        32,083
Income tax benefit                               1,494 (a)             --               --                 --         36,648 (a)
                                         -------------       -------------    -------------      -------------   -----------
Net earnings                                    45,448              39,352           36,887             36,163        68,731
Diluted earnings per common share                 1.84                1.59             1.49 (b)           1.44          3.18
Diluted weighted average common                 24,729              24,721           23,082             21,446        16,244
   shares outstanding
Cash dividends declared per share:
   Common                                        1.760               1.700            1.675              1.650         5.275 (c)
   Preferred                                        --                  --            1.159              1.866         5.975 (c)
FUNDS FROM OPERATIONS (d):
Net earnings                                    45,448              39,352           36,887             36,163        68,731
Preferred stock dividends                           --                  --           (2,538)            (5,350)       (5,088) (e)
                                         -------------       -------------    -------------      -------------   -----------
Net earnings applicable to
   common shareholders                          45,448              39,352           34,349             30,813        63,643
Depreciation and amortization of real
   estate assets (f)                             8,113               7,490            8,411              9,016         9,281
Gains on sales of real estate                   (1,309)               (618)            (928)            (1,153)         (990)
Cumulative effect of accounting
   change                                           --                  --              550                 --            --
                                         -------------       -------------    -------------      -------------   -----------
Funds from operations available to
   common shareholders                          52,252              46,224           42,382             38,676        71,934
Deferred rental revenue (straight-line
   rent)                                        (4,170)             (4,464)          (5,537)            (6,728)       (8,388)
Income tax benefit                              (1,494) (a)             --               --                 --       (36,648) (a)
                                         -------------       -------------    -------------      -------------   -----------
Adjusted funds from operations
   available to common shareholders             46,588              41,760           36,845             31,948        26,898
BALANCE SHEET DATA
   (AT END OF YEAR):
Real estate before accumulated
   depreciation and amortization               370,495             346,590          318,222            308,054       311,352
Total assets                                   299,981             290,728          272,003            282,491       288,188
Debt                                            34,224              24,509              844                923           997
Shareholders' equity                           227,883             225,503          228,025            233,426       237,773
                                         =============       =============    =============      =============   ===========
NUMBER OF PROPERTIES:
Owned                                              814                 795              772                739           744
Leased                                             241                 250              256                310           335
                                         -------------       -------------    -------------      -------------   -----------
Total properties                                 1,055               1,045            1,028              1,049         1,079
                                         -------------       -------------    -------------      -------------   -----------

---------------------
(a)Represents a tax benefit recognized in 2005 due to a net reduction in amounts accrued for uncertain tax positions and, in 2001, due to the reversal of previously accrued income taxes that that we would no longer be required to pay as a real estate investment trust ("REIT"). These accruals related to the Company being taxed as a C-corp. prior to its election to be taxed as a REIT in 2001.

(b)Diluted earnings per common share of $1.51 before the impact of the cumulative effect of accounting change.

(c)Includes $4.20 and $4.15 per share "earnings and profits" cash distribution paid on August 2, 2001 to preferred and common shareholders, respectively.

(d)In addition to measurements defined by generally accepted accounting principles ("GAAP"), our management also focuses on funds from operations available to common shareholders ("FFO") and adjusted funds from operations available to common shareholders ("AFFO") to measure our performance. FFO is generally considered to be an appropriate supplemental non-GAAP measure of the performance of real estate investment trusts ("REITs"). FFO is defined by the National Association of Real Estate Investment Trusts as net earnings before depreciation and amortization of real estate assets, gains or losses on sales of real estate, non-FFO items reported in discontinued operations, extraordinary items, and cumulative effect of accounting change. Other REITs may use definitions of FFO and AFFO that are different than ours and, accordingly, may not be comparable.

   We believe that FFO is helpful to investors in measuring our performance because FFO excludes various items included in GAAP net earnings that do not relate to, or are not indicative of, our fundamental operating performance such as gains or losses from property sales and depreciation and amortization of real estate assets. In our case, however, GAAP net earnings and FFO include the significant impact of deferred rental revenue (straight-line rental revenue) on our recognition of revenue from rental properties, which results primarily from fixed rental increases scheduled under certain leases with our tenants. In accordance with GAAP, the aggregate minimum rent due over the initial term of these leases is recognized on a straight-line basis rather than when due. GAAP net earnings and FFO also include income tax benefits recognized due to a net reduction in amounts accrued for uncertain tax positions related to the Company being taxed as a C-corp. prior to 2001 (see note (a) above). As a result, management pays particular attention to AFFO, a supplemental non-GAAP performance measure that we define as FFO less straight-line rental revenue and income tax benefit. Income taxes have not had a significant impact on our earnings since 2001 when we first elected to be taxed as a REIT, and accordingly, has not recently appeared as a separate item in our statements of operations or reconciliation of AFFO from net earnings. In management's view, AFFO provides a more accurate depiction than FFO of the impact of the scheduled rent increases under these leases and our election to be taxed as a REIT beginning in 2001. Neither FFO nor AFFO represent cash generated from operating activities calculated in accordance with generally accepted accounting principles and therefore should not be considered an alternative for GAAP net earnings or as a measure of liquidity.

(e)Excludes $4.20 per share "earnings and profits" cash distribution paid on August 2, 2001 to preferred shareholders.

(f)Depreciation and amortization expense as reflected in our Consolidated Statements of Operations also includes depreciation on non-real estate assets.

                       GETTY REALTY CORP. AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations

RECENT DEVELOPMENTS

On February 28, 2006, we completed the acquisition of eighteen retail motor fuel and convenience store properties located in Western New York for approximately $13.5 million. Simultaneous with the closing on the acquisition, we entered into a triple-net lease with a single tenant for all of the properties. The lease provides for annual rentals at a competitive rate and provides for escalations thereafter. The lease has an initial term of fifteen years and provides the tenant options for three renewal terms of five years each. The lease also provides that the tenant is responsible for all existing and future environmental conditions at the properties.

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

      We lease or sublet our properties primarily to distributors and retailers engaged in the sale of gasoline and other motor fuel products, convenience store products and automotive repair services. These tenants are responsible for the payment of taxes, maintenance, repair, insurance and other operating expenses and for managing the actual operations conducted at these properties. As of December 31, 2005, we leased nine hundred thirty-eight of our one thousand fifty-five properties on a long-term basis under a master lease (the "Master Lease") and a coterminous supplemental lease for one property, (collectively the "Marketing Leases") to Getty Petroleum Marketing Inc. ("Marketing") which was spun-off to our shareholders as a separate publicly held company in March 1997. In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil ("Lukoil"), one of Russia's largest integrated oil companies.

      Substantially all of our revenues (89% for the year ended December 31, 2005), are derived from the Marketing Leases. Accordingly, our revenues are dependent to a large degree on the economic performance of Marketing and of the petroleum marketing industry and any factor that adversely affects Marketing or our other lessees may have a material adverse effect on our financial condition and results of operations. Marketing's financial results depend largely on retail petroleum marketing margins and rental income from subtenants who operate our properties. The petroleum marketing industry has been and continues to be volatile and highly competitive. Factors that could adversely affect Marketing or our other lessees include those described under Part I, Item 1A, "Risk Factors", in our Annual Report on Form 10-K. In the event that Marketing cannot or will not perform its monetary obligations under the Marketing Leases with us, our financial condition and results of operations would be materially adversely affected. Although Marketing is wholly owned by a subsidiary of Lukoil, no assurance can be given that Lukoil will cause Marketing to fulfill any of its monetary obligations under the Marketing Leases.

      We periodically receive and review Marketing's financial statements and other financial data. We receive this information from Marketing pursuant to the terms of the Master Lease. Certain of this information is not publicly available and the terms of the Master Lease prohibit us from including this financial information in our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q or in our Annual Reports to Shareholders. The financial performance of Marketing may deteriorate, and Marketing may ultimately default on its monetary obligations to us before we receive financial information from Marketing that would indicate the deterioration or before we would have the opportunity to advise our shareholders of any increased risk of default.

      Certain financial and other information concerning Marketing is available from Dun & Bradstreet and may be accessed by their web site (www.dnb.com) upon payment of their fee.

      The most recent selected financial data of Marketing which is publicly available is provided below. Neither we, nor our auditors, were involved in the preparation of this data and as a result can provide no assurance thereon. Additionally, our auditors have not been engaged to review or audit this data.

                         Getty Petroleum Marketing Inc.
                             Selected Financial Data

                                                                  For the years ended December 31,
                                                             ---------------------------------------
                                                                 2004          2003          2002
                                                             -----------   -----------   -----------
                                                                    (unaudited, in thousands)
OPERATING DATA:
Total revenues                                               $ 2,696,102   $ 1,297,042    $1,029,926
Total expenses                                                 2,670,282     1,290,439     1,038,385
                                                             -----------   -----------   -----------
Earnings (loss) before provision (credit) for income taxes        25,820         6,603        (8,459)
Provision (credit) for income taxes                               10,784         3,157        (3,389)
                                                             -----------   -----------   -----------
Net earnings (loss)                                          $    15,036   $     3,446   ($    5,070)
                                                             ===========   ===========   ===========

BALANCE SHEET DATA (AT END OF YEAR):
ASSETS:
Cash and equivalents                                         $    76,485   $    44,210    $   18,678
Other current assets                                             161,901        68,971        62,448
                                                             -----------   -----------   -----------
Total current assets                                             238,386       113,181        81,126

Property and equipment, net                                      367,453       134,792       139,477
Other assets                                                      54,292         3,956         5,338
                                                             -----------   -----------   -----------
Total assets                                                 $   660,131   $   251,929    $  225,941
                                                             ===========   ===========   ===========

LIABILITIES AND STOCKHOLDER'S EQUITY:
Total current liabilities                                    $   214,171   $   125,940    $  107,362
Long-term liabilities                                            318,091        62,419        58,438
                                                             -----------   -----------   -----------
Total liabilities                                                532,262       188,359       165,800

Total stockholder's equity                                       127,869        63,570        60,141
                                                             -----------   -----------   -----------
Total liabilities and stockholder's equity                   $   660,131   $   251,929    $  225,941
                                                             ===========   ===========   ===========

      If Marketing does not fulfill its monetary obligations to us under the Marketing Leases, our financial condition and results of operations will be materially adversely affected. Based on our review of the financial statements and other financial data Marketing has provided to us to date, we believe that Marketing has the liquidity and financial ability to continue to pay timely its monetary obligations under the Marketing Leases, as it has since the inception of the Master Lease in 1997.

      As part of a periodic review by the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") of our Annual Report on Form 10-K for the year ended December 31, 2003, we received and responded to a number of comments. The only comment that remains unresolved pertains to the SEC's position that we must include the financial statements and summarized financial data of Marketing in our periodic filings. The SEC subsequently indicated that, unless we file Marketing's financial statements and summarized financial data with our periodic reports: (i) it will not consider our Annual Reports on Forms 10-K for the years beginning with 2000 to be compliant; (ii) it will not consider us to be current in our reporting requirements; (iii) it will not be in a position to declare effective any registration statements we may file for public offerings of our securities; and (iv) we should consider how the SEC's conclusion impacts our ability to make offers and sales of our securities under existing registration statements and if we have a liability for such offers and sales made pursuant to registration statements that did not contain the financial statements of Marketing.

      We believe that the SEC's position is based on their interpretation of certain provisions of their internal Accounting Disclosure Rules and Practices Training Material, Staff Accounting Bulletin No. 71 and Rule 3-13 of Regulation S-X. We do not believe that any of this guidance is clearly applicable to our particular circumstances and that, even if it were, we believe that we should be entitled to certain relief from compliance with such requirements. Marketing subleases our properties to approximately nine hundred independent, individual service station/convenience store operators (subtenants), most of whom were our tenants when Marketing was spun-off to our shareholders. Consequently, we believe that we, as the owner of these properties and the Getty brand, and our prior experience with Marketing's tenants, could relet these properties to the existing subtenants or others at market rents. Because of this particular aspect of our landlord-tenant relationship with Marketing, we do not believe that the inclusion of Marketing's financial statements in our filings is necessary to evaluate our financial condition. Our position was included in a written response to the SEC. To date, the SEC has not accepted our position regarding the inclusion of Marketing's financial statements in our filings. We are endeavoring to achieve a resolution of this issue that will be acceptable to the SEC. We can not accurately predict the consequences if we are ultimately unsuccessful in achieving an acceptable resolution.

      We do not believe that offers or sales of our securities made pursuant to existing registration statements that did not or do not contain the financial statements of Marketing constitute, by reason of such omission, a violation of the Securities Act of 1933, as amended or the Exchange Act. Additionally, we believe that, if there ultimately is a determination that such offers or sales, by reason of such omission, resulted in a violation of those securities laws, we would not have any material liability as a consequence of any such determination.

      In August 2003, we called for redemption of all our outstanding preferred stock. Prior to the September 24, 2003 redemption date, shareholders with 98% of the preferred stock exercised their right to convert their shares of preferred stock into 3.2 million shares of common stock. The remaining shares of outstanding preferred stock were redeemed for an aggregate amount, of $1.2 million.

      We manage our business to enhance the value of our real estate portfolio and, as a REIT, place particular emphasis on minimizing risk and generating cash sufficient to make required distributions to shareholders of at least ninety percent of our taxable income each year. In addition to measurements defined by generally accepted accounting principles ("GAAP"), our management also focuses on funds from operations available to common shareholders ("FFO") and adjusted funds from operations available to common shareholders ("AFFO") to measure our performance. FFO is generally considered to be an appropriate supplemental non-GAAP measure of performance of REITs. FFO is defined by the National Association of Real Estate Investment Trusts as net earnings before depreciation and amortization of real estate assets, gains or losses on sales of real estate, non-FFO items reported in discontinued operations, extraordinary items and cumulative effect of accounting change. Other REITs may use definitions of FFO and AFFO that are different than ours and, accordingly, may not be comparable.

      We believe that FFO is helpful to investors in measuring our performance because FFO excludes various items included in GAAP net earnings that do not relate to, or are not indicative of, our fundamental operating performance such as gains or losses from property sales and depreciation and amortization of real estate assets. In our case, however, GAAP net earnings and FFO include the significant impact of deferred rental revenue (straight-line rental revenue) on our recognition of revenues from rental properties, which results primarily from fixed rental increases scheduled under certain leases with our tenants. In accordance with GAAP, the aggregate minimum rent due over the initial term of these leases are recognized on a straight-line basis rather than when due. GAAP net earnings and FFO also include the income tax benefit recognized due to a net reduction in amounts accrued for uncertain tax positions related to being taxed as a C-Corp. prior to 2001. As a result, management pays particular attention to AFFO, a supplemental non-GAAP performance measure that we define as FFO less straight-line rental revenue and income tax benefit. Income taxes have not had a significant impact on our earnings since the year ended December 31, 2001, when we first elected to be taxed as a REIT, and accordingly have not recently appeared as a separate item in our statement of operations or reconciliation of AFFO from net earnings. In management's view, AFFO provides a more accurate depiction than FFO of the impact of scheduled rent increases under these leases and our election to be taxed as a REIT beginning in 2001. Neither FFO nor AFFO represent cash generated from operating activities calculated in accordance with generally accepted accounting principles and therefore should not be considered an alternative for GAAP net earnings or as a measure of liquidity. FFO and AFFO are reconciled to net earnings in Selected Financial Data on page 7.

RESULTS OF OPERATIONS

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenues from rental properties were $71.4 million for the year ended December 31, 2005 compared to $66.3 million for 2004. We received approximately $59.6 million in 2005 and $58.9 million in 2004 from properties leased to Marketing under the Marketing Leases. We also received rent of $7.6 million in 2005 and $2.9 million in 2004 from other tenants. The increase in rent received was primarily due to rent from properties acquired in November 2004 and March 2005, and rent escalations, partially offset by the effect of lease terminations and property dispositions. In addition, revenues from rental properties include deferred rental revenue of $4.2 million in 2005 and $4.5 million in 2004, recorded as required by GAAP, related to fixed rent increases scheduled under certain leases with tenants and includes $0.6 million due to lease terminations recorded in the fourth quarter of 2005. The aggregate minimum rent due over the initial fifteen-year term of the Master Lease is recognized on a straight-line basis rather than when due.

      Rental property expenses, which are principally comprised of rent expense and real estate and other state and local taxes, were $11.8 million for 2005, as compared to $9.8 million for 2004. Rental property expenses include an adjustment of $1.5 million recorded in the fourth quarter of 2005 for a change in accounting for rent expense from a contractual to a straight-line basis. The increase in rental property expenses was also due to rent expense on properties acquired in November 2004 of $0.4 million partially offset by property dispositions.

      Environmental expenses, net for 2005 were $2.4 million, a decrease of $3.6 million from 2004. The decrease was due to a $1.6 million reduction in litigation related expenses as well as a $1.9 million reduction in the change in estimated environmental costs, net of estimated recoveries, and accretion expense as compared to the prior year period. Environmental expenses for 2005 include a $0.6 million net credit for environmental litigation expense due to net reductions in litigation loss reserve estimates. The net change in estimated environmental expenses and accretion expense aggregated $1.4 million for 2005 compared to $3.3 million recorded in 2004.

      General and administrative expenses were $4.9 million for 2005, which was comparable to the $5.0 million recorded for 2004.

      Depreciation and amortization expense for 2005 was $8.3 million, as compared to the $7.5 million recorded for 2004. The increase was primarily due to depreciation and amortization of properties acquired in November 2004 and March 2005 partially offset by property dispositions.

      Other income, net was $1.6 million for 2005, as compared with $1.5 million for 2004. Other income, net for 2005 includes $1.3 million of gains on dispositions of properties, which includes $1.1 million recorded in the fourth quarter resulting from properties taken by eminent domain related to road improvement projects, as compared to $0.6 million of gains for 2004. The $0.7 million increase in gains on dispositions of properties was offset by a $0.3 million reduction in interest income from mortgages notes receivable and short-term investments and a $0.3 million reduction in other items. Other items for 2004 include $0.4 million of income due to the elimination of reserves for late paying mortgage note receivable accounts and late fees recognized related to mortgage notes that were renegotiated in 2004.

      Interest expense, principally related to borrowings used to finance the acquisition of properties in November 2004 and March 2005, was $1.6 million during 2005 and was insignificant for 2004.

      The tax benefit of $1.5 million recorded in 2005 was recognized due a net reduction in the amount accrued for uncertain tax positions to the extent that the uncertainties regarding these exposures have been resolved.

      During the fourth quarter of 2005, we recorded a reduction in net earnings of $0.7 million as a result of adjustments which should have been recorded in prior years or earlier quarterly periods of 2005 and are included in the results of operations for 2005 discussed above. The adjustments consisted of: (a) $0.1 million of rental income for lease terminations that related to prior years and $0.2 million related to earlier quarters of 2005; (b) $1.5 million of rent expense for a change in accounting for rent expense from a contractual to a straight-line basis, which is related to prior years, and; (c) $0.5 million of gains on dispositions of real estate resulting from a property taken by eminent domain that should have been recorded in the second quarter of 2005. We believe that these adjustments are not material to any previously issued financial statements and that the impacts of recording these adjustments are not material, individually or in the aggregate, to the quarter or year ended December 31, 2005.

      As a result, net earnings were $45.4 million for 2005 as compared to $39.4 million for 2004. Net earnings for 2005 increased by 15.2%, or $6.0 million, over 2004 due to the items discussed above. FFO increased $6.0 million, or 13.0%, to $52.3 million or slightly less than the increase in net earnings since the increase in gains on sales of real estate of $0.7 million were almost entirely offset by the increase in depreciation and amortization of real estate assets of $0.6 million (both of which are included in net earnings but are excluded from FFO and AFFO). AFFO increased $4.8 million, or 11.6%, to $46.6 million in 2005. FFO increased more than AFFO on both a dollar and percentage basis due to the $1.5 million income tax benefit recorded in 2005 which was partially offset by a $0.3 million decrease in deferred rental revenue (both of which are included in net earnings and FFO but are excluded from AFFO) recorded for 2005 as compared to 2004.

      Diluted earnings per share for 2005 increased $0.25 per share or 15.7% to $1.84 per share, as compared to 2004. Diluted FFO per share increased $0.24 per share, or 12.8%, to $2.11 per share, as compared to 2004 and diluted AFFO per share for 2005 increased $0.19 per share, or 11.2%, to $1.88 per share, as compared to 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues from rental properties were $66.3 million for the year ended December 31, 2004, as compared to $66.6 million for 2003. We received rent of approximately $58.9 million in 2004 and $58.7 million in 2003 from properties leased to Marketing under the Marketing Leases. We also received rent of $2.9 million in 2004 and $2.3 million in 2003 from other tenants. The increase in rent received was primarily due to $0.5 million of rent from properties acquired in November 2004 and rent escalations and was partially offset by the effect of lease terminations and property dispositions. In addition, revenues from rental properties include deferred rental revenue of $4.5 million in 2004 and $5.5 million in 2003.

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

      Environmental expenses, net were $6.0 million for 2004, a decrease of $1.6 million from 2003. Environmental expenses for 2004 include a net change in estimated remediation costs and accretion expense aggregating $3.3 million, a $2.1 million decrease from the change in estimate recorded during the prior year. The decrease in the net change in estimated environmental costs was principally due to increases in expected recoveries from underground storage tank funds related to both past and future environmental spending, partially offset by increases in changes in estimated remediation costs. The decrease in the net change in estimated remediation costs was partially offset by an increase in the amount accrued for environmental litigation of $0.5 million.

      General and administrative expenses were $5.0 million for 2004, as compared to $4.1 million for 2003. The increase was primarily caused by approximately $0.4 million of higher legal and audit expenses, including internal controls review costs, incurred in 2004, primarily due to compliance with various requirements of the Sarbanes-Oxley Act of 2002. The increase was also due to a smaller credit to insurance loss reserves recorded in 2004 as compared to 2003 and higher insurance premiums. A credit of $0.5 million was recorded in 2003 and a smaller credit of $0.3 million was recorded in 2004. The insurance loss reserves were established under our self funded insurance program that was terminated in 1997.

      Depreciation and amortization expense was $7.5 million for 2004, a decrease of $0.9 million from 2003 as a result of certain assets becoming fully depreciated and dispositions of properties, partially offset by $0.2 million of depreciation and amortization expense on properties and leasehold interests acquired in November 2004.

      Other income, net was $1.5 million for 2004, as compared with $1.7 million for 2003. The $0.2 million decrease was due to lower gains on dispositions of properties, investment income and other items, partially offset by $0.4 million of income recorded in the fourth quarter of 2004 due to the elimination of reserves for late paying mortgage note receivable accounts and late fees recognized related to mortgage notes that were renegotiated in 2004.

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

      As a result, net earnings of $39.4 million in 2004 increased $2.5 million, or 6.7%, over 2003 due to the items discussed above. FFO increased $3.8 million, or 9.1%, to $46.2 million in 2004, principally due to the elimination of $2.5 million in preferred stock dividends partially offset by the impact of lower depreciation expense recorded in 2004 and the one-time accounting charge recorded in 2003. The preferred stock dividends were eliminated as a result of the conversion of 98% of our outstanding convertible preferred stock into 3.2 million common shares and the redemption of the remaining preferred shares in September 2003. AFFO increased $4.9 million, or 13.3%, to $41.8 million in 2004. AFFO increased more than FFO on both a dollar and percentage basis due to $1.1 million in lower deferred rental revenue (which is included in FFO, but excluded from AFFO) recorded in 2004 as compared to 2003.

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

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are the cash flows from our business, funds available under a revolving credit agreement that matures in 2008 and available cash and equivalents. Management believes that dividend payments and cash requirements for our business for the next twelve months, including environmental remediation expenditures, capital expenditures and debt service, can be met by cash flows from operations, borrowings under the credit agreement and available cash and equivalents.

      On June 30, 2005, we entered into an unsecured three-year senior revolving $100.0 million credit agreement ("Credit Agreement") with a group of six domestic commercial banks. Subject to the terms of the Credit Agreement, we have the right to increase the Credit Agreement by $25.0 million and to extend the term of the Credit Agreement for one additional year. Borrowings under the Credit Agreement bear interest at a rate equal to the sum of a base rate or a LIBOR rate plus an applicable margin based on our leverage ratio and ranging from 0.25% to 1.75%. The annual commitment fee on the unused Credit Agreement will range from 0.10% to 0.20% based on the amount of borrowings. The Credit Agreement includes customary terms and conditions, including financial covenants such as leverage and coverage ratios and other customary covenants, including limitations on our ability to incur debt and pay dividends and maintenance of tangible net worth, and events of default, including a change of control and failure to maintain REIT status. We do not believe that these covenants will limit our current business practices.

      Total borrowings outstanding under the Credit Agreement at December 31, 2005 were $34.0 million, bearing interest at a rate of 5.6% per annum. Total borrowings increased to $47.5 million as of March 1, 2006 principally due to additional borrowings used to pay $11.0 million of dividends that were accrued as of December 31, 2005 and paid in January 2006 and $13.5 used for the properties acquired on February 28, 2005, net of repayments from positive cash flows provided by rental operations. Accordingly, we had $52.5 million available under the terms of the Credit Agreement as of March 1, 2006 or available $77.5 million available assuming we had exercised our right to increase the credit agreement by $25.0 million.

      We elected to be taxed as a REIT under the federal income tax laws with the year beginning January 1, 2001. As a REIT, we are required, among other things, to distribute at least 90% of our taxable income to shareholders each year. Payment of dividends is subject to market conditions, our financial condition and other factors, and therefore cannot be assured. Dividends declared for our common and preferred shareholders aggregated $43.5 million, $42.0 million and $41.2 million for 2005, 2004 and 2003, respectively. We presently intend to pay common stock dividends of $0.455 per share each quarter ($1.82 per share on an annual basis), and commenced doing so with the quarterly dividend declared on February 16, 2006.

      Since we generally lease our properties on a triple-net basis and we do not capitalize environmental remediation equipment, we do not incur significant capital expenditures other than those related to acquisitions. Capital expenditures, including acquisitions, for 2005, 2004 and 2003 amounted to $29.6 million, $30.6 million and $14.3 million, respectively.

      As part of our overall growth strategy, we regularly review opportunities to acquire additional properties and we expect to continue to pursue acquisitions that we believe will benefit our financial performance. To the extent that our current sources of liquidity are not sufficient to fund such acquisitions we will require other sources of capital, which may or may not be available on favorable terms or at all.

CONTRACTUAL OBLIGATIONS

Our significant contractual obligations and commitments are comprised of borrowings under the Credit Agreement, long-term debt, operating lease payments due to landlords and estimated environmental remediation expenditures, net of estimated recoveries from state underground storage tank funds. In addition, as a REIT we are required to pay dividends equal to at least ninety percent of our taxable income in order to continue to qualify as a REIT. Our contractual obligations and commitments as of December 31, 2005 are summarized below (in thousands):

                                                   TOTAL        2006        2007        2008
                                               -----------  ----------  ----------  -----------
Operating leases                               $    35,488  $    8,640  $    7,220  $    6,054
Borrowing under the Credit Agreement (a)            34,000                              34,000
Long-term debt (a)                                     224          30          31          33

Estimated environmental remediation
   expenditures (b)                                 17,350       6,348       3,807       2,251
Estimated recoveries from state underground
   storage tank funds (b)                           (4,264)     (1,120)     (1,144)       (546)
                                               -----------  ----------  ----------  ----------
Estimated net environmental remediation
  expenditures (b)                                  13,086       5,228       2,663       1,705
                                               -----------  ----------  ----------  ----------

Total                                          $    82,798  $   13,898  $    9,914  $   41,792
                                               ===========  ==========  ==========  ==========

                                                   2009       2010       2011     THEREAFTER
                                                ---------  ---------  ----------  ----------
Operating leases                                $   4,408  $   2,769  $   1,654   $    4,743
Borrowing under the Credit Agreement (a)
Long-term debt (a)                                     27         21         22           60

Estimated environmental remediation
   expenditures (b)                                 1,314        808        555        2,267
Estimated recoveries from state underground
   storage tank funds (b)                            (397)      (299)      (200)        (558)
                                                ---------  ---------  ---------   ----------
Estimated net environmental remediation
  expenditures (b)                                    917        509        355        1,709
                                                ---------  ---------  ---------   ----------

Total                                           $   5,352  $   3,299  $   2,031   $    6,512
                                                =========  =========  =========   ==========

(a) Excludes related interest payments. See "Liquidity and Capital Resources" above and "Disclosures About Market Risk" below.

(b) Estimated environmental remediation expenditures and estimated recoveries from state underground storage tank funds have been adjusted for inflation and discounted to present value.

      Generally the leases with our tenants are "triple-net" leases, with the tenant responsible for the payment of taxes, maintenance, repair, insurance, environmental remediation and other operating expenses. We estimate that Marketing makes annual real estate tax payments for properties leased under the Marketing Leases of approximately $11.8 million and makes additional payments for other operating expenses related to our properties, including environmental remediation costs other than those liabilities that were retained by us. These costs are not reflected in our consolidated financial statements.

      We have no significant contractual obligations not fully recorded on our Consolidated Balance Sheets or fully disclosed in the Notes to our Consolidated Financial Statements. We have no off-balance sheet arrangements as defined in
Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements included in this Annual Report include the accounts of Getty Realty Corp. and our wholly-owned subsidiaries. The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect amounts reported in its financial statements. Although we have made our best estimates, judgments and assumptions regarding future uncertainties relating to the information included in our financial statements, giving due consideration to the accounting policies selected and materiality, actual results could differ from these estimates, judgments and assumptions. We do not believe that there is a great likelihood that materially different amounts would be reported related to the application of the accounting policies described below.

      Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state underground storage tank funds, environmental remediation costs , real estate, depreciation and amortization, impairment of long-lived assets, litigation, accrued expenses, income taxes and exposure to paying an earnings and profits deficiency dividend. The information included in our financial statements that is based on estimates, judgments and assumptions is subject to significant change and is adjusted as circumstances change and as the uncertainties become more clearly defined. Our accounting policies are described in note 1 to the consolidated financial statements. We believe the following are our critical accounting policies:

      Revenue recognition -- We earn revenue primarily from operating leases with Marketing and other tenants. We recognize income under the Master Lease with Marketing, and with other tenants, on the straight-line method, which effectively recognizes contractual lease payments evenly over the initial term of the leases. A critical assumption in applying this accounting method is that the tenant will make all contractual lease payments during the initial lease term and that the deferred rent receivable of $29.3 million recorded as of December 31, 2005 will be collected when due, in accordance with the annual rent escalations provided for in the leases. Historically our tenants have generally made rent payments when due. However, we may be required to reverse, or provide reserves for, a portion of the recorded deferred rent receivable if it becomes apparent that a property may be disposed of before the end of the initial lease term or if the tenant fails to make its contractual lease payments when due.

      Impairment of long-lived assets -- Real estate assets represent "long-lived" assets for accounting purposes. We review the recorded value of long-lived assets for impairment in value whenever any events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We may become aware of indicators of potentially impaired assets upon tenant or landlord lease renewals, upon receipt of notices of potential governmental takings and zoning issues, or upon other events that occur in the normal course of business that would cause us to review the operating results of the property. We believe our real estate assets are not carried at amounts in excess of their estimated net realizable fair value amounts.

      Income taxes -- Our financial results generally do not reflect provisions for current or deferred federal income taxes since we elected to be taxed as a REIT effective January 1, 2001. Our intention is to operate in a manner that will allow us to continue to be taxed as a REIT and, as a result, we do not expect to pay substantial corporate-level federal income taxes. Many of the REIT requirements, however, are highly technical and complex. If we were to fail to meet the requirements, we may be subject to federal income tax, excise taxes, penalties and interest or we may have to pay a deficiency dividend to eliminate any remaining accumulated earnings and profits that were not distributed in 2001. Certain states do not follow the federal REIT rules and we have included provisions for these taxes in rental property expenses.

      Environmental costs and recoveries from state underground storage tank funds -- We provide for the estimated fair value of future environmental remediation costs when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made (see "Environmental Matters" below). Since environmental exposures are difficult to assess and estimate and knowledge about these liabilities is not known upon the occurrence of a single event, but rather is gained over a continuum of events, we believe that it is appropriate that our accrual estimates are adjusted as the remediation treatment progresses, as circumstances change and as environmental contingencies become more clearly defined and reasonably estimable. Recoveries of environmental costs from state underground storage tank remediation funds, with respect to past and future spending, are accrued as income, net of allowance for collection risk, based on estimated recovery rates developed from our experience with the funds when such recoveries are considered probable. A critical assumption in accruing for these recoveries is that the state underground storage tank fund programs will be administered and funded in the future in a manner that is consistent with past practices and that future environmental spending will be eligible for reimbursement at historical rates under these programs. Effective January 1, 2003, environmental liabilities and related recoveries are measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value.

      Litigation -- Legal fees related to litigation is expensed as legal services are performed. We provide for litigation reserves, including certain environmental litigation (see "Environmental Matters" below), when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. If the best estimate of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for the liability. In certain environmental matters, the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists both in terms of the probability of loss and the estimate of such loss. The ultimate liabilities resulting from such lawsuits and claims, if any, may be material to our results of operations in the period in which they are recognized.

ENVIRONMENTAL MATTERS

We are subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment such as the remediation of known contamination and the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. In accordance with the leases with certain of our tenants, we have agreed to bring the leased properties with known environmental contamination to within applicable standards and to regulatory or contractual closure ("Closure") in an efficient and economical manner. Generally, upon achieving Closure at an individual property, our environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of our tenant. We will continue to seek reimbursement from state UST remediation funds related to these environmental liabilities where available. Generally the liability for the retirement and decommissioning or removal of USTs and other equipment is the responsibility of our tenant. We are contingently liable for these obligations in the event that our tenants do not satisfy their responsibilities. A liability has not been recognized for obligations that are the responsibility of our tenants.

      We have also agreed to provide limited environmental indemnification to Marketing, capped at $4.25 million and expiring in 2010, for certain pre-existing conditions at six of the terminals owned by us. Under the indemnification agreement, Marketing will pay the first $1.5 million of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing will share equally with us the next $8.5 million of those costs and expenses and Marketing will pay all additional costs and expenses over $10.0 million. We have accrued $0.3 million as of December 31, 2005 in connection with this indemnification agreement.

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

      In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recognized at their fair value if the asset retirement obligation results from the normal operation of those assets and a reasonable estimate of fair value can be made. Due to the adoption of SFAS 143 effective January 1, 2003, accrued environmental remediation costs and recoveries from state underground storage tank funds were adjusted to their estimated fair value resulting in a one-time cumulative effect of change in accounting charge of $550,000. Environmental liabilities and related assets are currently measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. Prior to the adoption of SFAS 143 generally accepted accounting principles required that if the best estimate of cost for a component of the liability could only be identified as a range, and no amount within the range was a better estimate than any other amount, the minimum of the range was accrued for that cost component. Historically, such accruals were not adjusted for inflation or discounted to present value.

      Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing our liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, we consider among other things, enacted laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2005, we have remediation action plans in place for three hundred two (95%) of the three hundred eighteen properties for which we retain remediation responsibility and have not received a no further action letter and the remaining sixteen properties (5%) were in the assessment phase.

      As of December 31, 2005, 2004 and 2003 and January 1, 2002, we had accrued $17.4 million, $20.6 million, $23.6 million and $29.4 million, respectively, as management's best estimate of the fair value of reasonably estimable environmental remediation costs. As of December 31, 2005, 2004 and 2003 and January 1, 2003, we had also recorded $4.3 million, $5.4 million, $7.5 million and $14.3 million, respectively, as management's best estimate for net recoveries from state UST remediation funds, net of allowance, related to environmental obligations and liabilities. The net environmental liabilities of $15.2 million as of December 31, 2004, $16.1 million as of December 31, 2003 and $15.1 million as of January 1, 2003 were subsequently accreted for the change in present value due to the passage of time, and accordingly, $0.9 million, $1.1 million and $1.3 million of accretion expense is included in environmental expenses for 2005, 2004 and 2003, respectively. Environmental expenditures and recoveries from underground storage tank funds were $6.8 million and $2.4 million, respectively, for 2005. The decrease in accrued environmental costs and net recoveries during 2005 were primarily due to payments made and cash received during the year, respectively, partially offset by changes in estimated expenditures and recoveries, respectively.

      Environmental liabilities and related assets are currently measured at fair value based on their expected future cash flows which have been adjusted for inflation and discounted to present value. We also use probability weighted alternative cash flow forecasts to determine fair value. We assumed a 50% probability factor that the actual environmental expenses will exceed engineering estimates for an amount assumed to equal one year of net expenses aggregating $5.3 million. Accordingly, the environmental accrual as of December 31, 2005 was increased by $2.1 million, net of assumed recoveries and before inflation and present value discount adjustments. The resulting net environmental accrual as of December 31, 2005 was then further increased by $1.2 million for the assumed impact of inflation using an inflation rate of 2.75%. Assuming a credit-adjusted risk-free discount rate of 7.0%, we then reduced the net environmental accrual, as previously adjusted, by a $2.5 million discount to present value. Had we assumed an inflation rate that was 0.5% higher and a discount rate that was 0.5% lower, net environmental liabilities as of December 31, 2005 would have increased by $0.2 million and $0.1 million, respectively, for an aggregate increase in the net environmental accrual of $0.3 million. However, the aggregate net change in environmental estimates and accretion expense recorded during the year ended December 31, 2005 would not have changed significantly if these changes in the assumptions were made effective December 31, 2004.

      In view of the uncertainties associated with environmental expenditures, however, we believe it is possible that the fair value of future actual net expenditures could be substantially higher than these estimates. Adjustments to accrued liabilities for environmental remediation costs will be reflected in our financial statements as they become probable and a reasonable estimate of fair value can be made. For 2005, 2004 and 2003, the aggregate of the net change in estimated remediation costs and accretion expense included in our consolidated statements of operations amounted to $1.4 million, $3.3 million and $5.5 million, respectively, which amounts were net of probable recoveries from state UST remediation funds. Although future environmental costs may have a significant impact on results of operations for any single fiscal year or interim period, we believe that such costs will not have a material adverse effect on our long-term financial position.

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

      In September 2003, we were notified by the State of New Jersey Department of Environmental Protection that we are one of approximately 60 potentially responsible parties for natural resource damages resulting from discharges of hazardous substances into the Lower Passaic River. The definitive list of potentially responsible parties and their actual responsibility for the alleged damages, the aggregate cost to remediate the Lower Passaic River, the amount of natural resource damages and the method of allocating such amounts among the potentially responsible parties have not been determined. In September 2004, we received a General Notice Letter from the United States Environmental Protection Agency (the "EPA")(the "EPA Notice"), advising us that we may be a potentially responsible party for costs of remediating certain conditions resulting from discharges of hazardous substances into the Lower Passaic River. ChevronTexaco received the same EPA Notice regarding those same conditions. We believe that ChevronTexaco is obligated to indemnify us, pursuant to an indemnification agreement regarding the conditions at the property identified by the DEP and EPA and accordingly, our ultimate legal and financial liability, if any, cannot be estimated with any certainty at this time.

      From October 2003 through September 2005 we were notified that we were made party to 38 cases in Connecticut, Florida, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Vermont, Virginia and West Virginia brought by local water providers or governmental agencies. These cases allege various theories of liability due to contamination of groundwater with MTBE as the basis for claims seeking compensatory and punitive damages. Each case names as defendants approximately 50 petroleum refiners, manufacturers, distributors and retailers of MTBE, or gasoline containing MTBE. The accuracy of the allegations as they relate to us, our defenses to such claims, the aggregate amount of damages, the definitive list of defendants and the method of allocating such amounts among the defendants have not been determined. Accordingly, our ultimate legal and financial liability, if any, cannot be estimated with any certainty at this time.

DISCLOSURES ABOUT MARKET RISK

We do not use derivative financial or commodity instruments for trading, speculative or any other purpose. We had no outstanding derivative instruments as of December 31, 2005 or December 31, 2004 or at any time during the years then ended. We do not have any foreign operations, and are therefore not exposed to foreign currency exchange rate risks.

      We are exposed to interest rate risks, primarily as a result of our $100.0 million Credit Agreement. We manage our exposure to this risk by minimizing, to the extent feasible, our overall borrowing and monitoring available financing alternatives. Our interest rate risk has increased due to increased average outstanding borrowings under the Credit Agreement as compared to December 31, 2004. We do not foresee any significant changes in our exposure or in how we manage this exposure in the near future. We use borrowings under the Credit Agreement, which expires in June 2008, to finance acquisitions and for general corporate purposes. Our Credit Agreement bears interest at a rate equal to the sum of a base rate or a LIBOR rate plus an applicable margin based on our leverage ratio and ranging from 0.25% to 1.75%. At December 31, 2005 we had total borrowings of $34.0 million under our Credit Agreement bearing interest at a rate of 5.6% per annum, and had not entered into any instruments to hedge our resulting exposure to interest-rate risk.

      Based on our average outstanding borrowings under the Credit Agreement projected for 2006, if market interest rates for 2006 increase by an average of 0.5% more than the weighted average interest rate of 5.6% as of December 31, 2005, the additional annualized interest expense would decrease 2006 net income and cash flows by $0.3 million. This amount was determined by calculating the effect of a hypothetical interest rate change on our Credit Agreement borrowings and assumes that the $36.6 million average outstanding borrowings during the fourth quarter of 2005 plus $13.5 million for the acquisition completed in February 2006 is indicative of our future average borrowings for 2006 before considering additional borrowings required for future acquisitions. The calculation also assumes that there are no other changes in our financial structure or the terms of our borrowings. Management believes that the fair value of the debt equals its carrying value at December 31, 2005 and 2004. Our exposure to fluctuations in interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our Credit Agreement.

      In order to minimize our exposure to credit risk associated with financial instruments, we place our temporary cash investments with high-credit-quality institutions. Temporary cash investments, if any, are held in an institutional money market fund and short-term federal agency discount notes.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When we use the words "believes," "expects," "plans," "projects," "estimates" and similar expressions, we intend to identify forward-looking statements. Examples of forward-looking statements include statements regarding our expectations regarding future payments from Marketing, including $60.3 million in lease rental payments in 2006; the expected effect of regulations on our long-term performance; our expected ability to maintain compliance with applicable regulations; our ability to renew expired leases; the adequacy of our current and anticipated cash flows; our belief that we do not have a material liability for offers and sales of our securities made pursuant to registration statements that did not contain the financial statements or summarized financial data of Marketing; our expectations regarding future acquisitions; the impact of the covenants included in the Credit Agreement on our current business practices; our ability to maintain our REIT status; the probable outcome of litigation or regulatory actions; our expected recoveries from underground storage tank funds; our exposure to environmental remediation expenses; our estimates regarding remediation costs and accretion expense; our expectations as to the long-term effect of environmental liabilities on our financial condition; our exposure to interest rate fluctuations; our expectations regarding corporate level federal income taxes; the indemnification obligations of the Company and others; our intention to consummate future acquisitions; our assessment of the likelihood of future competition; the anticipated impact of changes in accounting for stock-based compensation; assumptions regarding the future applicability of accounting estimates, assumptions and policies; our intention to pay future dividends; and our beliefs about the reasonableness of our accounting estimates, judgments and assumptions.

      These forward-looking statements are based on our current beliefs and assumptions and information currently available to us and involve known and unknown risks (including the risks described herein and other risks that we describe from time to time in our filings with the Securities and Exchange Commission), uncertainties and other factors which may cause our actual results, performance and achievements to be materially different from any future results, performance or achievements, expressed or implied by these forward-looking statements. These factors include, but are not limited to: risks associated with owning and leasing real estate generally; dependence on Marketing as a tenant and on rentals from companies engaged in the petroleum marketing and convenience store businesses; our unresolved SEC comment; competition for properties and tenants; risk of tenant non-renewal; the effects of taxation and other regulations; potential litigation exposure; our expectations as to the cost of completing environmental remediation; the risk of loss of our management team; the impact of our electing to be taxed as a REIT, including subsequent failure to qualify as a REIT; risks associated with owning real estate concentrated in one region of the United States; risks associated with potential future acquisitions; losses not covered by insurance; future dependence on external sources of capital; our potential inability to pay dividends and terrorist attacks and other acts of violence and war.

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

                       GETTY REALTY CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                                          YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------
                                                                  2005             2004             2003
                                                            ---------------  ---------------  ---------------
Revenues from rental properties                             $        71,377  $        66,331  $        66,601

Expenses:
   Rental property expenses                                          11,770            9,814           10,662
   Environmental expenses, net                                        2,428            6,027            7,594
   General and administrative expenses                                4,925            5,006            4,074
   Depreciation and amortization expense                              8,255            7,490            8,411
                                                            ---------------  ---------------  ---------------
     Total expenses                                                  27,378           28,337           30,741
                                                            ---------------  ---------------  ---------------
Operating income                                                     43,999           37,994           35,860

   Other income, net                                                  1,578            1,485            1,705
   Interest expense                                                  (1,623)            (127)            (128)
                                                            ---------------  ---------------  ---------------
Earnings before income tax benefit and cumulative effect
  of accounting change                                               43,954           39,352           37,437
Income tax benefit                                                    1,494               --               --
                                                            ---------------  ---------------  ---------------
Earnings before cumulative effect of accounting change               45,448           39,352           37,437
Cumulative effect of accounting change                                   --               --             (550)
                                                            ---------------  ---------------  ---------------
Net earnings                                                         45,448           39,352           36,887
Preferred stock dividends                                                --               --            2,538
                                                            ---------------  ---------------  ---------------
Net earnings applicable to common shareholders              $        45,448  $        39,352  $        34,349
                                                            ===============  ===============  ===============

Net earnings per common share:
   Basic                                                    $          1.84  $          1.59  $          1.49
   Diluted                                                  $          1.84  $          1.59  $          1.49
Weighted average common shares outstanding:
   Basic                                                             24,711           24,679           23,063
   Stock options and restricted stock units                              18               42               19
                                                            ---------------  ---------------  ---------------
   Diluted                                                           24,729           24,721           23,082
                                                            ===============  ===============  ===============
Dividends declared per share:
   Common                                                   $          1.76  $         1.700  $         1.675
   Preferred                                                $            --  $            --  $         1.159

   The accompanying notes are an integral part of these consolidated financial statements.

                       GETTY REALTY CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)

                                                                                            DECEMBER 31,
                                                                                -----------------------------------
                                                                                       2005              2004
                                                                                ----------------   ----------------
ASSETS:
Real Estate:
   Land                                                                         $        171,839   $        156,571
   Buildings and improvements                                                            198,656            190,019
                                                                                ----------------   ----------------
                                                                                         370,495            346,590
   Less -- accumulated depreciation and amortization                                    (109,800)          (106,463)
                                                                                ----------------   ----------------
     Real estate, net                                                                    260,695            240,127
Deferred rent receivable                                                                  29,287             25,117
Cash and equivalents                                                                       1,247             15,700
Recoveries from state underground storage tank funds, net                                  4,264              5,437
Mortgages and accounts receivable, net                                                     3,129              3,961
Prepaid expenses and other assets                                                          1,359                386
                                                                                ----------------   ----------------

        Total assets                                                            $        299,981   $        290,728
                                                                                ================   ================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Debt                                                                            $         34,224   $         24,509
Environmental remediation costs                                                           17,350             20,626
Dividends payable                                                                         11,009             10,495
Accounts payable and accrued expenses                                                      9,515              9,595
                                                                                ----------------   ----------------

        Total liabilities                                                                 72,098             65,225
                                                                                ----------------   ----------------
Commitments and contingencies (notes 2, 3, 5 and 6)
Shareholders' equity:
   Common stock, par value $.01 per share; authorized 50,000,000 shares;
    issued 24,716,614 at December 31, 2005 and 24,694,071 at December 31, 2004               247                247
Paid-in capital                                                                          257,766            257,295
Dividends paid in excess of earnings                                                     (30,130)           (32,039)
                                                                                ----------------   ----------------

        Total shareholders' equity                                                       227,883            225,503
                                                                                ----------------   ----------------

        Total liabilities and shareholders' equity                              $        299,981   $        290,728
                                                                                ================   ================

   The accompanying notes are an integral part of these consolidated financial statements.

                       GETTY REALTY CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                             YEAR ENDED DECEMBER 31,
                                                               -------------------------------------------------
                                                                     2005             2004             2003
                                                               ---------------  ---------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                   $        45,448  $        39,352  $        36,887
Adjustments to reconcile net earnings to net cash
   provided by operating activities:
   Depreciation and amortization expense                                 8,255            7,490            8,411
   Deferred rental revenue                                              (4,170)          (4,464)          (5,537)
   Gain on dispositions of real estate                                  (1,309)            (618)            (928)
   Accretion expense                                                       925            1,054            1,284
   Cumulative effect of accounting change                                   --               --              550
   Stock-based employee compensation expense                               134               25               --
Changes in assets and liabilities:
   Recoveries from state underground storage tank funds, net             1,557            2,512            7,559
   Mortgages and accounts receivable, net                                  497              238           (1,528)
   Prepaid expenses and other assets                                    (1,115)             306              300
   Environmental remediation costs                                      (4,585)          (4,474)          (7,824)
   Accounts payable and accrued expenses                                 1,414              495             (739)
   Accrued income taxes                                                 (1,494)              --               --
                                                               ---------------  ---------------  ---------------

     Net cash provided by operating activities                          45,557           41,916           38,435
                                                               ---------------  ---------------  ---------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Property acquisitions and capital expenditures                      (29,573)         (30,568)         (14,266)
   Collection of mortgages receivable, net                                 335            1,366            1,156
   Proceeds from dispositions of real estate                             2,201            1,303            3,117
                                                               ---------------  ---------------  ---------------

     Net cash used in investing activities                             (27,037)         (27,899)          (9,993)
                                                               ---------------  ---------------  ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash dividends paid                                                 (43,025)         (41,951)         (41,115)
   Borrowings under credit lines, net                                   10,000           24,000               --
   Repayment of mortgages payable, net                                    (285)            (335)             (79)
   Preferred stock redemption and conversion                                --               --           (1,224)
   Proceeds from stock issued                                              337               64              155
                                                               ---------------  ---------------  ---------------

     Net cash used in financing activities                             (32,973)         (18,222)         (42,263)
                                                               ---------------  ---------------  ---------------
Net decrease in cash and equivalents                                   (14,453)          (4,205)         (13,821)
Cash and equivalents at beginning of year                               15,700           19,905           33,726
                                                               ---------------  ---------------  ---------------

Cash and equivalents at end of year                            $         1,247  $        15,700  $        19,905
                                                               ===============  ===============  ===============
Supplemental disclosures of cash flow information
   Cash paid (refunded) during the year for:
     Interest                                                  $         1,464  $           114  $           127
     Income taxes, net                                                     582              571              949
     Recoveries from state underground storage tank funds               (2,304)          (2,362)          (2,135)
     Environmental remediation costs                                     5,822            6,776            6,642

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

      Use of Estimates, Judgments and Assumptions: The financial statements have been prepared in conformity with GAAP, which requires management to make its best estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. While all available information has been considered, actual results could differ from those estimates, judgments and assumptions. Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state underground storage tank funds, environmental remediation costs, real estate, depreciation and amortization, impairment of long-lived assets, litigation, accrued expenses, income taxes and exposure to paying an earnings and profits deficiency dividend.

      Out of Period Adjustments: During the fourth quarter of 2005, the Company recorded a reduction in net earnings of $693,000 as a result of adjustments which should have been recorded in prior years or earlier quarterly periods of 2005. The adjustments consisted of: (a) $115,000 of rental income for lease terminations that related to prior years and $185,000 related to earlier quarters of 2005; (b) $1,534,000 of rent expense for a change in accounting for rent expense from a contractual to a straight-line basis, which is related to prior years, and; (c) $541,000 of gains on sale of real estate resulting from a property taken by eminent domain that should have been recorded in the second quarter of 2005. Management believes that these adjustments are not material to any previously issued financial statements and that the impacts of recording these adjustments are not material, individually or in the aggregate, to the quarter or year ended December 31, 2005.

      Real Estate: Real estate assets are stated at cost less accumulated depreciation and amortization. Upon acquisition of real estate operating properties and leasehold interests, the Company estimates the fair value of acquired tangible assets (consisting of land, buildings and improvements) "as if vacant" and identified intangible assets and liabilities (consisting of leasehold interests, above and below-market leases, in-place leases and tenant relationships) and assumed debt. Based on these estimates, the Company allocates the purchase price to the applicable assets and liabilities. When real estate assets are sold or retired, the cost and related accumulated depreciation and amortization is eliminated from the respective accounts and any gain or loss is credited or charged to income. Expenditures for maintenance and repairs are charged to income when incurred.

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

      Deferred Rent Receivable and Revenue Recognition: The Company earns rental income under operating leases with tenants. Minimum lease rentals and lease termination payments are recognized on a straight-line basis over the term of the leases. The cumulative difference between lease revenue recognized under this method and the contractual lease payment terms is recorded as deferred rent receivable on the consolidated balance sheet. Lease termination fees are recognized as rental income when earned upon the termination of a tenant's lease and relinquishment of space in which the Company has no further obligation to the tenant.

      Environmental Remediation Costs and Recoveries from State Underground Storage Tank Funds, Net: The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. The environmental remediation liability is estimated based on the level and impact of contamination at each property. The accrued liability is the aggregate of the best estimate of the fair value of cost for each component of the liability. Recoveries of environmental costs from state underground storage tank ("UST") remediation funds, with respect to both past and future environmental spending, are accrued at fair value as income, net of allowance for collection risk, based on estimated recovery rates developed from prior experience with the funds when such recoveries are considered probable. Environmental liabilities and related assets are currently measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recognized at their fair value if the asset retirement obligation results from the normal operation of those assets and a reasonable estimate of fair value can be made. Due to the adoption of SFAS 143 effective January 1, 2003, accrued environmental remediation costs and recoveries from state underground storage tank funds were adjusted to their estimated fair value resulting in a one-time cumulative effect of change in accounting charge of $550,000, or $0.02 per diluted common share, in the year ended December 31, 2003. Prior to the adoption of SFAS 143, GAAP required that if the best estimate of cost for a component of the liability could only be identified as a range, and no amount within the range was a better estimate than any other amount, the minimum of the range was accrued for that cost component. Historically, such accruals were not adjusted for inflation or discounted to present value. In January 2005 the FASB issued FIN 47 "Accounting for Conditional Asset Retirement Obligations" to clarify the use of that term in SFAS 143. The adoption of FIN 47 effective December 31, 2005 did not have a significant effect on the Company's financial position or results of operations.

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

      Earnings per Common Share: Basic earnings per common share is computed by dividing net earnings less preferred dividends by the weighted average number of common shares outstanding during the year. The weighted average number of shares outstanding for the year ended December 31, 2003 gives effect to the conversion of Series A Participating Convertible Redeemable Preferred Stock into 3,186,000 shares of common stock as if the conversion had occurred at the beginning of the year (see note 7). There were no preferred shares outstanding during 2005 or 2004. Diluted earnings per common share also gives effect to the potential dilution from the exercise of stock options and the issuance of common shares in settlement of restricted stock units. Diluted earnings before cumulative effect of accounting change per common share were $1.51 for the year ended December 31, 2003.

      Stock-Based Compensation: In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of SFAS 123" ("SFAS 148"). In December 2004, the FASB amended and reissued SFAS 123, "Share-Based Payment" ("SFAS 123R"). The Company adopted SFAS 148 effective December 31, 2002 and SFAS 123R effective January 1, 2005. The effects of applying these accounting standards for recognizing compensation cost and providing pro forma disclosures during their initial phase-in periods may not be representative of the effects on reported net income for future years. However, the impact of the accounting for stock-based compensation is, and is expected to be, immaterial to the Company's financial position and results of operations.

      Effective January 1, 2003, the Company voluntarily changed to the fair value basis of accounting for all stock-based employee compensation for awards granted subsequent to January 1, 2003. The Company continued to account for options granted under its stock option plan prior to January 1, 2003 using the intrinsic value method until January 1, 2005 when it adopted SFAS 123R and the fair value basis of accounting for the unvested portion of the outstanding stock options granted prior to January 1, 2003 (see note 8). Historically, the exercise price of options granted by the Company was the same as the market price at the grant date and stock-based compensation expense was not included in reported net earnings.

      There were no stock-based employee compensation awards granted in 2003. On March 1, 2005 and June 1, 2004, the Company granted 12,550 and 10,800 restricted stock units, respectively, under its 2004 Omnibus Incentive Compensation Plan (the "2004 Plan") which was approved at the Annual Meeting of Shareholders on May 20, 2004, (see note 8). Accordingly, $134,000 and $25,000 of stock-based employee compensation expense is included in general and administrative expense for the years ended December 31, 2005 and 2004, respectively. The expense for 2005 includes $32,000 related to options granted under the Company's stock option plan prior to January 1, 2003.

      Had compensation cost for the Company's stock-based compensation plans been accounted for using the fair value method for all grants, the Company's total stock-based employee compensation expense using the fair value method, pro-forma net earnings and pro-forma net earnings per share on a basic and diluted basis would have been as follows (in thousands, except per share amounts):

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                             ---------------------------
                                                                                                 2004           2003
                                                                                             ------------   ------------
Net earnings, as reported                                                                    $     39,352   $     36,887
Add: Stock-based employee compensation expense included in reported net earnings                       25             --
Deduct: Total stock-based employee compensation expense using the fair value method                   118            133
                                                                                             ------------   ------------
Pro-forma net earnings                                                                       $     39,259   $     36,754
                                                                                             ============   ============
Net earnings per common share:
   As reported                                                                               $       1.59   $       1.49
   Pro-forma                                                                                 $       1.59   $       1.48

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

      The Company and Getty Petroleum Marketing Inc. ("Marketing"), are parties to an amended and restated Master Lease Agreement (the "Master Lease"), which became effective on December 9, 2000, and a coterminous supplemental lease for a single property (collectively the "Marketing Leases"). As of December 31, 2005, the Marketing Leases included nine hundred twenty-eight retail motor fuel and convenience store properties and ten distribution terminals, two hundred twenty-one of which are leased by the Company from third parties. The Master Lease has an initial term of fifteen years commencing December 9, 2000, and generally provides Marketing with options for three renewal terms of ten years each and a final renewal option of three years and ten months extending to 2049 (or such shorter initial or renewal term as the underlying lease may provide). The Marketing Leases include provisions for 2% annual rent escalations. The Master Lease is a unitary lease and, accordingly, Marketing's exercise of renewal options must be on an "all or nothing" basis.

      The Company estimates that Marketing makes annual real estate tax payments for properties leased under the Marketing Leases of approximately $11.8 million and makes additional payments for other operating expenses related to these properties, including environmental remediation costs other than those liabilities that were retained by the Company. These costs, which have been assumed by Marketing under the terms of the Marketing Leases, are not reflected in the consolidated financial statements.

      Revenues from rental properties for the years ended December 31, 2005, 2004 and 2003 were $71,377,000, $66,331,000 and $66,601,000, respectively, of which $59,590,000, $58,938,000 and $58,723,000, respectively, were received from Marketing under the Marketing Leases. In addition, revenues from rental properties for the years ended December 31, 2005, 2004 and 2003 includes $4,170,000, $4,464,000 and $5,537,000, respectively, of deferred rental revenue accrued due to recognition of rental revenue on a straight-line basis.

      Future minimum annual rentals receivable from Marketing under the Marketing Leases and from other tenants, which have terms in excess of one year as of December 31, 2005, are as follows (in thousands):

                                         OTHER
YEAR ENDING DECEMBER 31,   MARKETING    TENANTS      TOTAL (a)
------------------------   ---------   ---------   -----------
  2006                     $  60,270   $   8,037   $    68,307
  2007                        60,162       7,836        67,998
  2008                        60,763       7,784        68,547
  2009                        61,071       7,492        68,563
  2010                        61,107       7,317        68,424
Thereafter                   304,296      71,679       375,975

(a) Includes $121,693 of future minimum annual rentals receivable under subleases.


      Rent expense, substantially all of which consists of minimum rentals on non-cancelable operating leases, amounted to $10,765,000, $8,928,000 and $9,704,000 for the years ended December 31, 2005, 2004 and 2003, respectively, and is included in rental property expenses using the straight-line method for 2005 and when contractually due for 2004 and 2003, which approximated the straight-line method. Rent expense of $10,765,000 for the year ended December 31, 2005 includes an adjustment of $1,534,000 recorded in the fourth quarter of 2005 for a change in accounting for rent expense to a straight-line basis (see footnote 1). Rent received under subleases for the years ended December 31, 2005, 2004 and 2003 was $15,240,000, $14,943,000 and $17,305,000, respectively.

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

YEAR ENDING DECEMBER 31,
-----------------------
 2006                      $  8,640
 2007                         7,220
 2008                         6,054
 2009                         4,408
 2010                         2,769
 Thereafter                   6,397

3. COMMITMENTS AND CONTINGENCIES

In order to minimize the Company's exposure to credit risk associated with financial instruments, the Company places its temporary cash investments with high credit quality institutions. Temporary cash investments, if any, are held in an institutional money market fund and federal agency discount notes.

      As of December 31, 2005, the Company leased nine hundred thirty-eight of its one thousand fifty-five properties on a long-term net basis to Marketing under the Marketing Leases (see note 2). Marketing operated substantially all of the Company's petroleum marketing businesses when it was spun-off to the Company's shareholders as a separate publicly held company in March 1997. In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil, one of Russia's largest integrated oil companies. The Company's financial results depend largely on rental income from Marketing, and to a lesser extent on rental income from other tenants, and are therefore materially dependent upon the ability of Marketing to meet its obligations under the Marketing Leases. Substantially all of the deferred rental revenue of $29,287,000 recorded as of December 31, 2005 is due to recognition of rental revenue on a straight-line basis under the Marketing Leases. Marketing's financial results depend largely on retail petroleum marketing margins and rental income from its dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. Marketing has made all required monthly rental payments under the Marketing Leases when due.

      Under the Master Lease, the Company has also agreed to provide limited environmental indemnification to Marketing, capped at $4,250,000 and expiring in 2010, for certain pre-existing conditions at six of the terminals which are owned by the Company. Under the agreement, Marketing will pay the first $1,500,000 of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing and the Company will share equally the next $8,500,000 of those costs and expenses and Marketing will pay all additional costs and expenses over $10,000,000. The Company has accrued $300,000 as of December 31, 2005 in connection with this indemnification agreement.

      The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In addition, the Company has retained responsibility for all pre-spin-off legal proceedings and claims relating to the petroleum marketing business. As of December 31, 2005 and 2004 the Company had accrued $2,667,000 and $3,623,000, respectively, for certain of these matters which it believes are appropriated based on information currently available. The ultimate resolution of these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations.

      In September 2003, the Company was notified by the State of New Jersey Department of Environmental Protection that the Company is one of approximately sixty potentially responsible parties for natural resource damages resulting from discharges of hazardous substances into the Lower Passaic River. The definitive list of potentially responsible parties and their actual responsibility for the alleged damages, the aggregate cost to remediate the Lower Passaic River, the amount of natural resource damages and the method of allocating such amounts among the potentially responsible parties have not been determined. In September 2004, the Company received a General Notice Letter from the United States Environmental Protection Agency (the "EPA") (the "EPA Notice"), advising the Company that it may be a potentially responsible party for costs of remediating certain conditions resulting from discharges of hazardous substances into the Lower Passaic River. ChevronTexaco received the same EPA Notice regarding those same conditions. Additionally, the Company believes that ChevronTexaco is contractually obligated to indemnify the Company, pursuant to an indemnification agreement, for the conditions at the property identified by the New Jersey Department of Environmental Protection and the EPA. Accordingly, the ultimate legal and financial liability of the Company, if any, cannot be estimated with any certainty at this time.

      From October 2003 through September 2005 the Company was notified that the Company was made party to thirty-eight cases, in Connecticut, Florida, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Vermont, Virginia and West Virginia brought by local water providers or governmental agencies. These cases allege various theories of liability due to contamination of groundwater with MTBE as the basis for claims seeking compensatory and punitive damages. Each case names as defendants approximately fifty petroleum refiners, manufacturers, distributors and retailers of MTBE, or gasoline containing MTBE. The accuracy of the allegations as they relate to the Company, its defenses to such claims, the aggregate amount of damages, the definitive list of defendants and the method of allocating such amounts among the defendants have not been determined. Accordingly, the ultimate legal and financial liability of the Company, if any, cannot be estimated with any certainty at this time.

      Prior to the spin-off, the Company was self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. As of December 31, 2005 and 2004, the Company's consolidated balance sheets included, in accounts payable and accrued expenses, $291,000 and $500,000, respectively, relating to insurance obligations. The Company estimates its loss reserves for claims, including claims incurred but not reported, by utilizing actuarial valuations provided annually by its insurance carriers. The Company is required to deposit funds for these loss reserves with its insurance carriers, and may be entitled to refunds of amounts previously funded, as the claims are evaluated on an annual basis. Although future loss reserve adjustments may have a significant impact on results of operations for any single fiscal year or interim period, the Company currently believes that such costs will not have a material adverse effect on the Company's long-term financial position. The Company's consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003 included, in general and administrative expenses, credits of $150,000, $312,000 and $500,000, respectively, for self-insurance. Since the spin-off, the Company has maintained insurance coverage subject to certain deductibles.

4. DEBT

As of December 31, 2005, debt consists of $34,000,000 in borrowings under the Credit Agreement, described below, bearing interest at 5.6% and $224,000 of real estate mortgages, bearing interest at a weighted average interest rate of 4.4% per annum, due in varying amounts through May 1, 2015. Aggregate principal payments in subsequent years for real estate mortgages are as follows: 2006 -- $30,000; 2007 -- $31,000; 2008 -- $33,000; 2009 -- $27,000; 2010 -- $21,000 and
$82,000 thereafter. These mortgages payable are collateralized by real estate having an aggregate net book value of approximately $1,312,000 as of December 31, 2005.

      On June 30, 2005, the Company entered into an unsecured three-year senior revolving $100,000,000 Credit Agreement ("Credit Agreement") with a group of six domestic commercial banks which replaced the Company's outstanding $50,000,000 uncommitted line of credit with one bank. The Credit Agreement matures on June 30, 2008 and does not provide for scheduled reductions in the principal balance prior to its maturity. Subject to the terms of the Credit Agreement, the Company has the right to increase the Credit Agreement by $25,000,000 and to extend the term of the Credit Agreement for one additional year.

      Borrowings under the Credit Agreement bear interest at a rate equal to the sum of a base rate or a LIBOR rate plus an applicable margin based on the Company's leverage ratio and ranging from 0.25% to 1.75%. The annual commitment fee on the unused Credit Agreement will range from 0.10% to 0.20% based on usage. The Credit Agreement includes customary terms and conditions, including financial covenants such as leverage and coverage ratios and other customary covenants, including limitations on the Company's ability to incur debt and pay dividends and maintenance of tangible net worth and events of default, including a change of control and failure to maintain REIT status. The Company does not believe that these covenants will limit its current business practices.

5. ENVIRONMENTAL EXPENSES

The Company is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment such as the remediation of known contamination and the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. Environmental expenses are principally attributable to remediation costs which include installing, operating, maintaining and decommissioning remediation systems, monitoring contamination, and governmental agency reporting incurred in connection with contaminated properties. Environmental remediation liabilities and related assets are measured at fair value based on their expected future cash flows which have been adjusted for inflation and discounted to present value. The aggregate of the net changes in estimated remediation costs and accretion expense included in environmental expenses in the Company's consolidated statements of operations were $1,415,000, $3,346,000 and $5,450,000 for 2005,
2004 and 2003, respectively, which amounts were net of changes in estimated recoveries from state underground storage tank ("UST") remediation funds. Environmental expenses also include project management fees, legal fees and provisions for environmental litigation loss reserves.

      In accordance with the leases with certain tenants, the Company has agreed to bring the leased properties with known environmental contamination to within applicable standards and to regulatory or contractual closure ("Closure") in an efficient and economical manner. Generally, upon achieving Closure at each individual property, the Company's environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of our tenants. Generally the liability for the retirement and decommissioning or removal of USTs and other equipment is the responsibility of our tenants. The Company is contingently liable for these obligations in the event that the tenants do not satisfy their responsibilities. A liability has not been recognized for obligations that are the responsibility of the tenants.

      The Company has agreed to pay all costs relating to, and to indemnify Marketing for, certain environmental liabilities and obligations for two hundred forty-two properties that are scheduled in the Master Lease. The Company will continue to seek reimbursement from state UST remediation funds related to these environmental expenditures where available.

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

      Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the Company's liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, the Company considers among other things, enacted laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2005, the Company has remediation action plans in place for 302 (95%) of the 318 properties for which it retained environmental responsibility and has not received a no further action letter and the remaining 16 properties (5%) remain in the assessment phase.

      As of December 31, 2005, 2004, 2003 and January 1, 2003, the Company had accrued $17,350,000, $20,626,000, $23,551,000 and $29,426,000 respectively, as management's best estimate of the fair value of reasonably estimable environmental remediation costs. As of December 31, 2005, 2004, 2003 and January 1, 2003, the Company had also recorded $4,264,000, $5,437,000, $7,454,000 and
$14,348,000, respectively, as management's best estimate for recoveries from state UST remediation funds, net of allowance, related to environmental obligations and liabilities. The net environmental liabilities of $15,189,000, $16,097,000 and 15,078,000 as of December 31, 2004, 2003 and January 1, 2003,
respectively, were subsequently accreted for the change in present value due to the passage of time and, accordingly, $925,000, $1,054,000 and $1,284,000 of accretion expense is included in environmental expenses for the years ended December 31, 2005, 2004 and 2003, respectively.

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

6. INCOME TAXES

Net cash paid for income taxes for the years ended December 31, 2005, 2004 and 2003 of $582,000, $571,000 and $949,000, respectively, includes amounts related to state and local income taxes for jurisdictions that do not follow the federal tax rules, which are provided for in rental property expenses in the Company's consolidated statements of operations. Net cash paid for income taxes also includes audit settlements which were provided for in the periods prior to 2001 when the Company was taxed as a C-corp.

      Earnings and profits (as defined in the Internal Revenue Code) is used to determine the tax attributes of dividends paid to stockholders and will differ from income reported for financial statement purposes due to the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes. Earnings and profits were

$38,200,000, $31,900,000 and $30,400,000 for the years ended December 31, 2005,
2004 and 2003, respectively. The federal tax attributes of the common dividends for the years ended December 31, 2005, 2004 and 2003 were: ordinary income of 88.8%, 75.3% and 70.4%; capital gains distributions of 0.04%, 0.8% and 0.6%; and non-taxable distributions of 11.2%, 23.9% and 29.0%, respectively.

      In order to qualify as a REIT, among other items, the Company paid a $64,162,000 special one-time earnings and profits cash distribution to shareholders in August 2001. Determination of accumulated earnings and profits for federal income tax purposes is extremely complex. Should the Internal Revenue Service successfully assert that the Company's accumulated earnings and profits were greater than the amount distributed, the Company may fail to qualify as a REIT; however, the Company may avoid losing its REIT status by paying a deficiency dividend to eliminate any remaining accumulated earnings and profits. The Company may have to borrow money or sell assets to pay such a deficiency dividend. As of December 31, 2005 and 2004 the Company had accrued $1,100,000 and $2,594,000, respectively, for this and certain other tax matters which it believes were appropriate based on information then currently available. The accrual for uncertain tax positions is adjusted as circumstances change and as the uncertainties become more clearly defined, such as when audits are settled or exposures expire. Accordingly, an income tax benefit of $1,494,000 was recorded in 2005 due to the net reduction in the amount accrued for uncertain tax positions to the extent that the uncertainties regarding these exposures have been resolved. The ultimate resolution of these matters may have a significant impact on the results of operations for any single fiscal year or interim period.

7. SHAREHOLDERS' EQUITY

A summary of the changes in shareholders' equity for the years ended December 31, 2005, 2004, and 2003 is as follows (in thousands, except per share amounts):


                                        PREFERRED STOCK      COMMON STOCK                   DIVIDENDS PAID
                                       ------------------   ---------------     PAID-IN       IN EXCESS
                                       SHARES    AMOUNT     SHARES   AMOUNT     CAPITAL      OF EARNINGS       TOTAL
                                       ------   ---------   ------   ------   -----------   --------------   ----------
BALANCE, DECEMBER 31, 2002              2,866   $  71,644   21,442   $  214   $   186,664   $  (25,096)      $  233,426
Net earnings                                                                                    36,887           36,887
Cash dividends:
   Common -- $1.675 per share                                                                  (38,681)         (38,681)
   Preferred -- $1.159 per share                                                                (2,538)          (2,538)
Preferred stock redemption
   and conversion                      (2,866)    (71,644)   3,186       32        70,388                        (1,224)
Stock options                                                   36        1           154                           155
                                        -----   ---------   ------   ------   -----------   ----------       ----------
BALANCE, DECEMBER 31, 2003                 --          --   24,664      247       257,206      (29,428)         228,025
                                        -----    --------   ------   ------   -----------   ----------       ----------
Net earnings                                                                                    39,352           39,352
Cash dividends:
  Common -- $1.70 per share                                                                    (41,963)         (41,963)
Stock-based compensation                                                               25                            25
Stock options                                                   30        -            64                            64
                                        -----    --------   ------   ------   -----------   ----------       ----------
BALANCE, DECEMBER 31, 2004                 --          --   24,694      247       257,295      (32,039)         225,503
                                        -----    --------   ------   ------   -----------   ----------       ----------
Net earnings                                                                                    45,448           45,448
Cash dividends:
   Common -- $1.76 per share                                                                   (43,539)         (43,539)
Stock-based compensation                                                              134                           134
Stock options                                                   23        -           337                           337
                                       ------   ---------   ------   ------   -----------   ----------       ----------
BALANCE, DECEMBER 31, 2005                 --   $      --   24,717   $  247   $   257,766   $  (30,130)(a)   $  227,883
                                       ======   =========   ======   ======   ===========   ==========       ==========

(a) Net of $103,803 transferred from retained earnings to common stock and paid-in capital as a result of accumulated stock dividends.

      In August 2003, the Company notified holders of Series A Participating Convertible Redeemable Preferred Stock that the preferred stock would be redeemed on September 24, 2003 for $25.00 per share plus a mandatory redemption dividend of $0.271 per share. Prior to the redemption date, shareholders with 98% of the preferred stock exercised their right to convert 2,816,919 shares of preferred stock into 3,186,355 shares of common stock at the conversion rate of
1.1312 shares of common stock for each share of preferred stock so converted, and received cash in lieu of fractional shares of common stock. The remaining 48,849 shares of the outstanding preferred stock were redeemed for an aggregate amount, including accrued dividends through the call date, of approximately $1,234,000. Each share of preferred stock was convertible into 1.1312 shares of common stock of the Company and paid stated cumulative dividends of $1.775 per annum, or if greater on an "as converted basis," the cash dividends declared per share of common stock for the calendar year. The Company is authorized to issue 20,000,000 shares of preferred stock, par value $.01 per share, for issuance in series, of which none were issued as of December 31, 2005, 2004 and 2003.

8. EMPLOYEE BENEFIT PLANS

The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for employees meeting certain service requirements and a supplemental plan for executives (the "Supplemental Plan"). Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Compensation Committee of the Board of Directors. Also, under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to fifty percent of such contributions but in no event more than three percent of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to ten percent of eligible compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the retirement plans approximated $141,000, $139,000 and $125,000 for the years ended December 31, 2005, 2004 and 2003, respectively. These amounts are included in the accompanying consolidated statements of operations.

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

      On March 1, 2005 and June 1, 2004, the Company awarded 12,550 and 10,800 restricted stock units ("RSUs") and dividend equivalents to employees, respectively. All of the 23,350 RSUs awarded were outstanding as of December 31, 2005. On the settlement date each RSU will have a value equal to one share of common stock and may be settled, in the sole discretion of the Compensation Committee, in cash or by the issuance of one share of common stock. The RSUs do not provide voting or other shareholder rights unless and until the RSU is settled for a share of common stock. The RSUs are settled subsequent to the termination of employment with the Company. Presently, 16,600 of the RSUs vest starting one year from the date of grant, on a cumulative basis at the annual rate of twenty percent of the total number of RSUs covered by the award, and 6,750 of the RSUs vest on the fifth anniversary of their grant. The dividend equivalents represent the value of the dividend paid per common share paid multiplied by the number of RSUs covered by the award. The dividend equivalents awarded in 2004 originally vested over a five year period but were modified to be fully vested in March 2005.

      The fair values of the RSUs were determined based on the closing market price of the Company's stock on the date of grant. The fair value of the 2004 award included a reduction for the discounted value of the dividends that would not have been paid during the vesting period of the dividend equivalents. The fair values of the RSUs granted on March 1, 2005 and June 1, 2004 were estimated at $26.95 and $19.91 per unit on the date of grant with an aggregate fair value estimated at $338,000 and $215,000, respectively. The modification to the 2004 award increased its fair value by $3.02 per unit or $33,000. The fair value of the grants will be recognized as compensation expense ratably over the five year vesting period of the RSUs and the remaining four year vesting period for the modification to the 2004 award. As of December 31, 2005, there was $455,000 of total unrecognized compensation cost related to RSUs granted under the 2004 Plan.

      The fair value of the 1,560 RSUs which vested during the year ended December 31, 2005 was $36,000 and their intrinsic value as of December 31, 2005 was $41,000. For the years ended December 31, 2005 and 2004, dividend equivalents aggregating approximately $41,000 and $1,000, respectively, were charged against retained earnings when common stock dividends were declared.

      The Company has a stock option plan (the "Stock Option Plan") which authorizes the Company to grant options to purchase shares of the Company's common stock within ten years of the grant date (see note 1). The aggregate number of shares of the Company's common stock which may be made the subject of options under the Stock Option Plan may not exceed 1,100,000 shares, subject to further adjustment for stock dividends and stock splits. The Stock Option Plan provides that options are exercisable starting one year from the date of grant, on a cumulative basis at the annual rate of twenty-five percent of the total number of shares covered by the option.

      The following is a schedule of stock option prices and activity relating to the Stock Option Plan:

                                                                       YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------------------------------
                                                           2005                                    2004                    2003
                                    ------------------------------------------------------------------------------------------------
                                                             WEIGHTED-
                                                WEIGHTED-     AVERAGE      AGGREGATE                WEIGHTED-              WEIGHTED-
                                                 AVERAGE     REMAINING     INTRINSIC                 AVERAGE                AVERAGE
                                     NUMBER     EXERCISE    CONTRACTUAL      VALUE       NUMBER      EXERCISE    NUMBER    EXERCISE
                                    OF SHARES     PRICE        TERM     (IN THOUSANDS)  OF SHARES     PRICE     OF SHARES    PRICE
                                    ---------   ---------   ----------- --------------  ---------   ---------   ---------  ---------
Outstanding at beginning of year      110,549   $   18.64                                173,085    $   18.19     358,773  $   19.12
Exercised (a)                         (23,374)      15.50                                (60,344)       16.40    (153,412)     19.10
Cancelled                              (2,797)      19.94                                 (2,192)       24.06     (32,276)     24.06
                                      -------   ---------                                -------    ---------    --------  ---------
Outstanding at end of year             84,378   $   19.48       4.9         $ 2,196      110,549    $   18.64     173,085  $   18.19
                                      =======   =========       ===         =======      =======    =========    ========  =========
Exercisable at end of year (b)         69,503   $   19.73       4.4         $ 1,808       66,299    $   18.63      91,023  $   18.63
                                      =======   =========       ===         =======      =======    =========    ========  =========
Available for grant at end of year    665,870                                            663,073                  660,881
                                      =======                                            =======                 ========

(a) The total intrinsic value of the options exercised during the years ended December 31, 2005, 2004 and 2003 was $276,000, $676,000 and $666,000,
    respectively.

(b) Of the 44,250 non-vested options outstanding as of December 31, 2004, 29,375 vested in 2005 and the remaining 14,875 outstanding as of December 31, 2005 are scheduled to vest in 2006.

As of December 31, 2005, there was $8,000 of total unrecognized compensation cost related to non-vested options granted under the Option Plan, which expense will be recognized in 2006. The total fair value of the options vested during the years ended December 31, 2005, 2004 and 2003 was $35,000, $91,000 and
$128,000, respectively.

The following table summarizes information concerning options outstanding and exercisable at December 31, 2005:

                                      OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
                   ---------------------------------------------------------    --------------------------------
                                       WEIGHTED-AVERAGE
                                           REMAINING
    RANGE OF            NUMBER            CONTRACTUAL       WEIGHTED-AVERAGE       NUMBER       WEIGHTED-AVERAGE
EXERCISE PRICES      OUTSTANDING         LIFE (YEARS)       EXERCISE PRICE       EXERCISABLE     EXERCISE PRICE
---------------    ---------------    -------------------   ----------------    -------------   ----------------
     $14.50               5,938                5            $          14.50        5,938       $          14.50
  16.15 - 18.30          50,500                7                       17.52       35,625                  17.20
      24.06              27,940                1                       24.06       27,940                  24.06
                         ------                                                    ------
                         84,378              4.9                                   69,503
                         ======              ===                                   ======

9. QUARTERLY FINANCIAL DATA

The following is a summary of the quarterly results of operations for the years ended December 31, 2005 and 2004 (unaudited as to quarterly information) (in thousands, except per share amounts):

                                                                   THREE MONTHS ENDED
                                                --------------------------------------------------------------     YEAR ENDED
        YEAR ENDED DECEMBER 31, 2005             MARCH 31,       JUNE 30,       SEPTEMBER 30,     DECEMBER 31,     DECEMBER 31,
-------------------------------------------     -----------   --------------    -------------    -------------    -------------
Revenues from rental properties                 $    17,396   $   17,872        $      17,768    $   18,341       $      71,377
Net earnings before income tax benefit               11,436       10,214 (a)           11,272        11,032 (a)          43,954
Net earnings                                         11,436       10,214 (a)           12,766        11,032 (a)          45,448
Diluted earnings per common share                       .46          .41                  .52           .45                1.84

                                                                  THREE MONTHS ENDED
                                                --------------------------------------------------------------     YEAR ENDED
         YEAR ENDED DECEMBER 31, 2004            MARCH 31,       JUNE 30,       SEPTEMBER 30,     DECEMBER 31,     DECEMBER 31,
-------------------------------------------     -----------   --------------    -------------    -------------    -------------
Revenues from rental properties                 $    16,511   $       16,443    $      16,425    $   16,952       $      66,331
Net earnings                                          9,157            9,367            9,969        10,859 (b)          39,352
Diluted earnings per common share                       .37              .38              .40           .44                1.59

(a) The quarter ended December 31, 2005 includes adjustments (see footnote 1) which reduced net earnings by $693 comprised of: (a) a charge of $1,534 for rent expense related to prior years (see footnote 2); offset by income aggregating $300 for: (b) lease terminations of $115 related to prior years and $185 related to earlier quarters in 2005, and; (c) $541 of gains on sales of real estate resulting from a property taken by eminent domain related to the quarter ended June 30, 2005.

(b) Includes credits which increased earnings by $686 for reductions in insurance and mortgage receivable reserves.

10. PROPERTY ACQUISITIONS

On March 25, 2005, the Company acquired twenty-three convenience store and retail motor fuel properties in Virginia for approximately $29,000,000. All of the properties are triple-net-leased to a single tenant who previously leased the properties from the seller and operates the locations under its proprietary convenience store brand in its network of over 200 locations. The lease provides for annual rentals at a competitive rate and provides for escalations thereafter. The lease has an initial term of fifteen years and provides the tenant options for three renewal terms of five years each. The lease also provides that the tenant is responsible for all existing and future environmental conditions at the properties.

      On November 1, 2004, the Company acquired thirty-six convenience store and retail motor fuel properties located in Connecticut and Rhode Island for approximately $25.7 million. Simultaneously with the closing on the acquisition, the Company entered into a triple-net lease with a single tenant for all of the properties. The lease provides for annual rentals at a competitive rate and provides for escalations thereafter. The lease has an initial term of fifteen years and provides the tenant options for three renewal terms of five years each. The lease also provides that the tenant is responsible for all existing and future environmental conditions at the properties, including those properties where remediation activities are ongoing.

      On May 1, 2003, the Company completed the acquisition of forty-one retail motor fuel and convenience store properties that it had been leasing for the prior twelve years. The aggregate purchase price for these properties was approximately $13.0 million, excluding transaction costs. Forty of the locations are subleased to Marketing under the Master Lease through at least 2015. Annual rent expense of approximately $1.3 million, and future rent escalations scheduled through 2056, will be eliminated as a result of the acquisition. Since the seller has agreed to indemnify the Company for historical environmental costs, and the seller's indemnity is supported by an escrow fund established solely for that purpose, the Company's exposure to environmental remediation expenses should not change because of the acquisition.

11. SUBSEQUENT EVENTS

On February 28, 2006, the Company completed the acquisition of eighteen retail motor fuel and convenience store properties located in Western New York for approximately $13,500,000. Simultaneous with the closing on the acquisition, the Company entered into a triple-net lease with a single tenant for all of the properties. The lease provides for annual rentals at a competitive rate and provides for escalations thereafter. The lease has an initial term of fifteen years and provides the tenant options for three renewal terms of five years each. The lease also provides that the tenant is responsible for all existing and future environmental conditions at the properties.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Getty Realty Corp.:

We have completed integrated audits of Getty Realty Corp.'s December 31, 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its December 31, 2003 consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below:

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Getty Realty Corp. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
New York, New York
March 9, 2006

                    MANAGEMENT'S REPORT ON INTERNAL CONTROL
                    OVER FINANCIAL REPORTING, CAPITAL STOCK
                               AND CERTIFICATIONS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

      PricewaterhouseCoopers LLP, our independent registered public accounting firm which audited the financial statements included in this Annual Report, has issued an attestation report on management's assessment of our internal control over financial reporting which is included herein.

CAPITAL STOCK

Our common stock is traded on the New York Stock Exchange (symbol: "GTY"). There were approximately 12,500 shareholders of our common stock as of December 31, 2005, of which 1,400 were holders of record. The price range of our common stock and cash dividends declared with respect to each share of common stock during the years ended December 31, 2005 and 2004 was as follows:

                                    PRICE RANGE        CASH
                                 -----------------   DIVIDENDS
        PERIOD ENDING              HIGH      LOW     PER SHARE
-----------------------------    -------   -------   ---------
December 31, 2005                $ 28.94   $ 25.25    $ .4450
September 30, 2005                 30.70     27.01      .4450
June 30, 2005                      29.35     24.81      .4350
March 31, 2005                     28.78     24.75      .4350

December 31, 2004                $ 30.10   $ 26.04    $ .4250
September 30, 2004                 26.22     22.75      .4250
June 30, 2004                      25.52     21.35      .4250
March 31, 2004                     27.47     25.27      .4250

Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" for a discussion of potential limitations on our ability to pay future dividends.

CERTIFICATIONS

Compliance with NYSE Corporate Governance Listing Standards

On June 10, 2005, in accordance with Section 303A.12 of the Listed Company Manual of the New York Stock Exchange, our Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by our Company of New York Stock Exchange corporate governance listing standards as of that date.

Rule 13a-14(a) Certifications of Chief Executive Officer and Chief Financial Officer

On March 9, 2006, our Chief Executive Officer and Chief Financial Officer each filed the certification required by Section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.