Form 10-K, Exhibit 13
period 2006-12-31
GETTY REALTY CORP /MD/
filed 2007-03-16
CIK 1052752

                                                                      EXHIBIT 13

                       GETTY REALTY CORP. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
        (in thousands, except per share amounts and number of properties)

                                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                         ------------------------------------------------------------
                                                             2006          2005        2004        2003        2002
                                                         -----------   -----------   --------   ----------   --------
OPERATING DATA:
Revenues from rental properties                          $ 72,405      $ 71,377      $ 66,331   $ 66,601     $ 67,157
Earnings before income taxes                               42,025        43,954        39,352     36,887       36,163
Income tax benefit                                            700(a)      1,494(a)         --         --           --
                                                         --------      --------      --------   --------     --------
Net earnings                                               42,725        45,448        39,352     36,887       36,163
Diluted earnings per common share                            1.73          1.84          1.59       1.49(b)      1.44
Diluted weighted-average common
   shares outstanding                                      24,759        24,729        24,721     23,082       21,446
Cash dividends declared per share:
   Common                                                   1.820         1.760         1.700      1.675        1.650
   Preferred                                                   --            --            --      1.159(c)     1.866
FUNDS FROM OPERATIONS (d):
Net earnings                                               42,725        45,448        39,352     36,887       36,163
Preferred stock dividends                                      --            --            --     (2,538)      (5,350)
                                                         --------      --------      --------   --------     --------
Net earnings applicable to common shareholders             42,725        45,448        39,352     34,349       30,813
Depreciation and amortization of real estate assets         7,883         8,113         7,490      8,411        9,016
Gains on dispositions of real estate                       (1,581)       (1,309)         (618)      (928)      (1,153)
Cumulative effect of accounting change                         --            --            --        550(e)        --
                                                         --------      --------      --------   --------     --------
Funds from operations available to common shareholders     49,027        52,252        46,224     42,382       38,676
Deferred rental revenue (straight-line rent)               (3,010)       (4,170)       (4,464)    (5,537)      (6,728)
Income tax benefit                                           (700)(a)    (1,494)(a)        --         --           --
                                                         --------      --------      --------   --------     --------
Adjusted funds from operations available to common
   shareholders                                            45,317        46,588        41,760     36,845       31,948
BALANCE SHEET DATA (AT END OF YEAR):
Real estate before accumulated depreciation and
   amortization                                           383,558       370,495       346,590    318,222      308,054
Total assets                                              309,283       299,981       290,728    272,003      282,491
Debt                                                       45,194        34,224        24,509        844          923
Shareholders' equity                                      225,575       227,883       225,503    228,025      233,426
                                                         ========      ========      ========   ========     ========
NUMBER OF PROPERTIES:
Owned                                                         836           814           795        772          739
Leased                                                        216           241           250        256          310
                                                         --------      --------      --------   --------     --------
Total properties                                            1,052         1,055         1,045      1,028        1,049
                                                         ========      ========      ========   ========     ========

(a) The years ended 2006 and 2005 include income tax benefits recognized due to the elimination of, or reduction in, amounts accrued for uncertain tax positions related to being taxed as a C-corp. prior to our election to be treated as a REIT under the federal income tax laws in 2001. Income taxes have not had a significant impact on our earnings since we first elected to be treated as a REIT.

(b) Diluted earnings per common share of $1.51 before the impact of the cumulative effect of accounting change (see note (e) below).

(c) In August 2003, we called for redemption of our outstanding preferred stock. Prior to the September 24, 2003 redemption date, shareholders with 98% of the preferred stock exercised their right to convert their shares of preferred stock into 3.2 million shares of common stock. The remaining shares of outstanding preferred stock were redeemed for an aggregate amount of $1.2 million.

(d) In addition to measurements defined by generally accepted accounting principles ("GAAP"), our management also focuses on funds from operations available to common shareholders ("FFO") and adjusted funds from operations available to common shareholders ("AFFO") to measure our performance. FFO is generally considered to be an appropriate supplemental non-GAAP measure of the performance of real estate investment trusts ("REITs"). FFO is defined by the National Association of Real Estate Investment Trusts as net earnings before depreciation and amortization of real estate assets, gains or losses on dispositions of real estate, non-FFO items reported in discontinued operations, extraordinary items, and cumulative effect of accounting change. Other REITs may use definitions of FFO and/or AFFO that are different than ours and, accordingly, may not be comparable.

     We believe that FFO is helpful to investors in measuring our performance because FFO excludes various items included in GAAP net earnings that do not relate to, or are not indicative of, our fundamental operating performance such as gains or losses from property dispositions and depreciation and amortization of real estate assets. In our case, however, GAAP net earnings and FFO include the significant impact of deferred rental revenue (straight-line rental revenue) on our recognition of revenue from rental properties, which results primarily from fixed rental increases scheduled under certain leases with our tenants. In accordance with GAAP, the aggregate minimum rent due over the initial term of these leases is recognized on a straight-line basis rather than when due. GAAP net earnings and FFO also include income tax benefits recognized due to the elimination of, or reduction in, amounts accrued for uncertain tax positions related to being taxed as a C-corp. prior to 2001 (see note (a) above). As a result, management pays particular attention to AFFO, a supplemental non-GAAP performance measure that we define as FFO less straight-line rental revenue and income tax benefit. In management's view, AFFO provides a more accurate depiction than FFO of the impact of the scheduled rent increases under these leases and our election to be treated as a REIT under the federal income tax laws beginning in 2001. Neither FFO nor AFFO represent cash generated from operating activities calculated in accordance with generally accepted accounting principles and therefore should not be considered an alternative for GAAP net earnings or as a measure of liquidity.

(e) In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. ("SFAS") 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recognized at their fair value if the asset retirements obligations results from the normal operation of those assets and a reasonable estimate of fair value can be made. Due to the adoption of SFAS 143 effective January 1, 2003, accrued environmental remediation costs and recoveries from state underground storage tank funds were adjusted to their estimated fair value resulting in a one-time cumulative effect of change in accounting charge of $550,000.

                       GETTY REALTY CORP. AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations

RECENT DEVELOPMENTS

     On February 15, 2007, our Board of Directors (together with Getty Properties Corp., our wholly-owned subsidiary) ratified a Contract for Sale and Purchase dated as of February 6, 2007 (the "Agreement") entered into with various subsidiaries of Trustreet Properties, Inc. ("Trustreet"). The Agreement relates to the acquisition by us of sixty-eight convenience store and gas station properties owned and leased by Trustreet. The total purchase price for the properties will be approximately $86.6 million. Substantially all of the properties are leased to retail tenants. We intend to fund the acquisition utilizing our unsecured corporate revolving credit line (as we intend to increase and modify in March 2007 to accommodate the acquisition).

     The consummation of the acquisition is subject to substantial contingencies that, among other things, relate to our due diligence with regard to the properties. The Agreement provides that we may elect in our sole discretion to terminate the Agreement, and not close on the acquisition of the properties, if the result of our due diligence (including environmental and other physical inspections) with respect to the properties is unsatisfactory.

     The Agreement provides that the closing date for the acquisition will be as of March 31, 2007, subject to the right of the sellers to extend for an additional period of up to thirty days. In view of the contingencies discussed above, there can be no assurance that the acquisition will be consummated within this time frame, or at all.

GENERAL

     We are a real estate investment trust specializing in the ownership and leasing of retail motor fuel and convenience store properties and petroleum distribution terminals. We elected to be treated as a REIT under the federal income tax laws beginning January 1, 2001. As a REIT, we are not subject to federal corporate income tax on the taxable income we distribute to our shareholders. In order to continue to qualify for taxation as a REIT, we are required, among other things, to distribute at least ninety percent of our taxable income to shareholders each year.

     We lease or sublet our properties primarily to distributors and retailers engaged in the sale of gasoline and other motor fuel products, convenience store products and automotive repair services. These tenants are responsible for the payment of taxes, maintenance, repair, insurance and other operating expenses and for managing the actual operations conducted at these properties. As of December 31, 2006, we leased nine hundred nineteen of our one thousand fifty-two properties on a long-term basis under a master lease (the "Master Lease") and a coterminous supplemental lease for one property (collectively the "Marketing Leases") to Getty Petroleum Marketing Inc. ("Marketing") which was spun-off to our shareholders as a separate publicly held company in March 1997. In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil ("Lukoil"), one of Russia's largest integrated oil companies.

     A substantial portion of our revenues (87% for the year ended December 31, 2006), are derived from the Marketing Leases. Accordingly, our revenues are dependent to a large degree on the economic performance of Marketing and of the petroleum marketing industry and any factor that adversely affects Marketing or our other lessees may have a material adverse effect on our financial condition and results of operations. Marketing's financial results depend largely on retail petroleum marketing margins and rental income from subtenants who operate our properties. The petroleum marketing industry has been and continues to be volatile and highly competitive. Factors that could adversely affect Marketing or our other lessees include those described under "Part I, Item 1A. Risk Factors." In the event that Marketing cannot or will not perform its monetary obligations under the Marketing Leases with us, our financial condition and results of operations would be materially adversely affected. Although Marketing is wholly owned by a subsidiary of Lukoil, no assurance can be given that Lukoil will cause Marketing to fulfill any of its monetary obligations under the Marketing Leases.

     We periodically receive and review Marketing's financial statements and other financial data. We receive this information from Marketing pursuant to the terms of the Master Lease. Certain of this information is not publicly available and the terms of the Master Lease prohibit us from including this financial information in our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q
or in our Annual Reports to Shareholders. The financial performance of Marketing may deteriorate, and Marketing may ultimately default on its monetary obligations to us before we receive financial information from Marketing that would indicate the deterioration.

     Certain financial and other information concerning Marketing is available from Dun & Bradstreet and may be accessed by their web site (www.dnb.com) upon payment of their fee.

     Audited consolidated financial statements of Marketing for their fiscal year-ended December 31, 2005 have been provided to us. Selected balance sheet data of Marketing at December 31, 2005 is publicly available; however, selected operating data of Marketing for the year ended December 31, 2005 is not publicly available. The most recent selected financial data of Marketing which is publicly available is provided below. Neither we, nor our auditors, were involved in the preparation of this data and as a result can provide no assurance thereon. Additionally, our auditors have not been engaged to review or audit this data.

Selected Financial Data of Getty Petroleum Marketing Inc.

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                    ----------------------------------------------------------
                                                    2006       2005          2004         2003         2002
                                                    ----     --------     ----------   ----------   ----------
                                                                     (UNAUDITED, IN THOUSANDS)
OPERATING DATA:
Total revenues                                       (a)        (a)       $2,696,102   $1,297,042   $1,029,926
Total expenses                                       (a)        (a)        2,670,282    1,290,439    1,038,385
                                                                          ----------   ----------   ----------
Earnings (loss) before provision for income taxes    (a)        (a)           25,820        6,603       (8,459)
Provision (credit) for income taxes                  (a)        (a)           10,784        3,157       (3,389)
                                                                          ----------   ----------   ----------
Net earnings (loss)                                  (a)        (a)       $   15,036   $    3,446   $   (5,070)
                                                                          ==========   ==========   ==========
BALANCE SHEET DATA (AT END OF YEAR):
ASSETS:
Cash and cash equivalents                            (a)     $103,815     $   76,485   $   44,210   $   18,678
Other current assets                                 (a)       81,983        161,901       68,971       62,448
                                                             --------     ----------   ----------   ----------
Total current assets                                 (a)      320,369        238,386      113,181       81,126
Non-current assets                                   (a)      409,393        421,745      138,748      144,815
                                                             --------     ----------   ----------   ----------
Total assets                                         (a)     $729,762     $  660,131   $  251,929   $  225,941
                                                             ========     ==========   ==========   ==========
LIABILITIES AND STOCKHOLDER'S EQUITY:
Total current liabilities                            (a)        (a)       $  214,171   $  125,940   $  107,362
Long-term liabilities                                (a)        (a)          318,091       62,419       58,438
                                                                          ----------   ----------   ----------
Total liabilities                                    (a)     $617,780        532,262      188,359      165,800
Total stockholder's equity                           (a)      111,982        127,869       63,570       60,141
                                                             --------     ----------   ----------   ----------
Total liabilities and stockholder's equity           (a)     $729,762     $  660,131   $  251,929   $  225,941
                                                             ========     ==========   ==========   ==========

(a)  This information is not publicly available.

     Based on our review of the recent financial statements and other financial data Marketing has provided to us to date, we have observed a significant decline in their financial results from the prior periods presented. Marketing continues to pay timely its monetary obligations under the Marketing Leases, as it has since the inception of the Master Lease in 1997, although there is no assurance that they will continue to do so.

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

     We manage our business to enhance the value of our real estate portfolio and, as a REIT, place particular emphasis on minimizing risk and generating cash sufficient to make required distributions to shareholders of at least ninety percent of our taxable income each year. In addition to measurements defined by generally accepted accounting principles ("GAAP"), our management also focuses on funds from operations available to common shareholders ("FFO") and adjusted funds from operations available to common shareholders ("AFFO") to measure our performance. FFO is generally considered to be an appropriate supplemental non-GAAP measure of the performance of REITs. FFO is defined by the National Association of Real Estate Investment Trusts as net earnings before depreciation and amortization of real estate assets, gains or losses on dispositions of real estate, non-FFO items reported in discontinued operations, extraordinary items and cumulative effect of accounting change. Other REITs may use definitions of FFO and/or AFFO that are different than ours and, accordingly, may not be comparable.

     We believe that FFO is helpful to investors in measuring our performance because FFO excludes various items included in GAAP net earnings that do not relate to, or are not indicative of, our fundamental operating performance such as gains or losses from property dispositions and depreciation and amortization of real estate assets. In our case, however, GAAP net earnings and FFO include the significant impact of deferred rental revenue (straight-line rental revenue) on our recognition of revenues from rental properties, which results primarily from fixed rental increases scheduled under certain leases with our tenants. In accordance with GAAP, the aggregate minimum rent due over the initial term of these leases are recognized on a straight-line basis rather than when due. GAAP net earnings and FFO also include income tax benefits recognized due to the elimination of, or a net reduction in, amounts accrued for uncertain tax positions related to being taxed as a C-corp., prior to 2001. As a result, management pays particular attention to AFFO, a supplemental non-GAAP performance measure that we define as FFO less straight-line rental revenue and income tax benefit. In management's view, AFFO provides a more accurate depiction than FFO of the impact of scheduled rent increases under these leases and our election to be treated as a REIT under the federal income tax laws beginning in 2001. Neither FFO nor AFFO represent cash generated from operating activities calculated in accordance with generally accepted accounting principles and therefore these measures should not be considered an alternative for GAAP net earnings or as a measure of liquidity. FFO and AFFO are reconciled to net earnings in Selected Financial Data on page 7.

RESULTS OF OPERATIONS

Year ended December 31, 2006 compared to year ended December 31, 2005

     Revenues from rental properties were $72.4 million for the year ended December 31, 2006 compared to $71.4 million for 2005. We received approximately $60.1 million for 2006 and $59.6 million for 2005 from properties leased to Marketing under the Marketing Leases. We also received rent of $9.3 million for 2006 and $7.6 million for 2005 from other tenants. The increase in rent received was primarily due to rent from properties acquired in February 2006 and March 2005, and rent escalations, partially offset by the effect of dispositions of real estate. In addition, revenues from rental properties include deferred rental revenue of $3.0 million for 2006 as compared to $4.2 million in 2005, recorded as required by GAAP, related to fixed rent increases scheduled under certain leases with tenants. The aggregate minimum rent due over the initial term of these leases are recognized on a straight-line basis rather than when due.

     Rental property expenses, which are primarily comprised of rent expense and real estate and other state and local taxes, were $9.7 million for 2006, as compared to $11.8 million for 2005. The decrease in rental property expenses is principally due to an adjustment of $1.5 million recorded in the fourth quarter of 2005 for a change in accounting for rent expense from a contractual to a straight-line basis. The decrease in rent expense was also due to the reduction in the number of leased locations compared to the prior year.

     Environmental expenses, net for 2006 were $5.5 million, as compared to $2.4 million for 2005. The increase was primarily due to a $1.2 million increase in environmental related litigation expenses and legal fees as well as a $1.9 million increase in change in estimated environmental costs, net of estimated recoveries, as compared to the prior year period. Environmental related litigation expenses and legal fees were $1.4 million for 2006 compared to $0.2 million for 2005, which prior period includes a $0.6 million net reduction in environmental related litigation loss reserve estimates. Change in estimated environmental costs increased in 2006 as compared to 2005 partially due to additional expenses resulting from the imposition by state regulators of more stringent remediation requirements for projects in the states of Massachusetts and New Jersey and an increase in rates paid for environmental remediation services.

     General and administrative expenses for 2006 were $5.6 million as compared to $4.9 million recorded for 2005. The increase in general and administrative expenses is due to higher professional fees.

     Depreciation and amortization expense for 2006 was $7.9 million, as compared to $8.1 million recorded for 2005.

     As a result, total operating expenses increased by approximately $1.5 million for 2006, as compared to 2005.

     Other income, net was $1.9 million for 2006, as compared to $1.6 million for 2005. The increase was primarily due to $0.3 million of increased gains on dispositions of real estate.

     Interest expense was $3.5 million for 2006 as compared to $1.8 million for 2005. The increase was primarily due to increased borrowings used to finance the acquisition of properties in March 2005 and February 2006. Interest expense also increased due to higher effective interest rates under our credit facilities which averaged 6.5% for 2006 as compared to 4.7% for 2005.

     In April 2006 we entered into a $45.0 million LIBOR based interest rate swap, effective May 1, 2006 through June 30, 2011. The interest rate swap is intended to hedge our current exposure to market interest rate risk by effectively fixing, at 5.44%, the LIBOR component of the interest rate determined under our existing Credit Agreement or future exposure to variable interest rate risk due to borrowing arrangements that may be entered into prior to the expiration of the interest rate swap. Our borrowings under the Credit Agreement bear interest at a rate equal to the sum of a base rate or a LIBOR rate plus an applicable margin based on our leverage ratio ranging from 0.25% to 1.75%. Effective May 1, 2006, $45.0 million of our LIBOR based borrowings under the Credit Agreement bear interest at an effective rate of 6.69%.

     Income tax benefit was $0.7 million for 2006 as compared to $1.5 million for the prior year period. The tax benefit of $0.7 million recorded in 2006 was recognized due to the elimination of the accrual for uncertain tax positions since management believes that the uncertainties regarding these exposures have been resolved or that it is no longer likely that the exposure will result in a liability upon review. However, the ultimate resolution of these matters may have a significant impact on the results of operations for any single fiscal year or interim period.

     During the fourth quarter of 2005, we recorded a reduction in net earnings of $0.7 million as a result of adjustments which should have been recorded in prior years or earlier quarterly periods of 2005 and are included in the results of operations for 2005 discussed herein. The adjustments consisted of: (a) $0.1 million of rental income for lease terminations that related to prior years and $0.2 million related to earlier quarters of 2005; (b) $1.5 million of rent expense for a change in accounting for rent expense from a contractual to a straight-line basis, which is related to prior years; and (c) $0.5 million of gains on dispositions of real estate resulting from a property taken by eminent domain that should have been recorded in the second quarter of 2005. We believe that these adjustments are not material to any previously issued financial statements and that the impacts of recording these adjustments are not material, individually or in the aggregate, to the quarter or year ended December 31, 2005.

     As a result, net earnings were $42.7 million for 2006, a decrease of 6.0%, or $2.7 million, as compared to $45.4 million for the comparable prior year period. For the same period, FFO decreased by 6.2%, or $3.2 million, to $49.0 million and AFFO decreased by 2.7%, or $1.2 million, to $45.3 million. The decreases in FFO and AFFO were primarily due to the changes in net earnings described above but exclude the aggregate improvement in earnings of $0.5 million due to lower depreciation expense and higher gains on dispositions of properties. FFO decreased more then AFFO on both a dollar and percentage basis due to a $2.0 million aggregate decrease in deferred rental revenue and income tax benefit (which are included in net earnings and FFO but are excluded from AFFO) recorded for 2006 as compared to 2005.

     Diluted earnings per share for 2006 was $1.73 per share a decrease of $0.11 per share, or 6.0%, as compared to 2005. Diluted FFO per share for 2006 was $1.98 per share, a decrease of $0.13 per share, or 6.1%, as compared to 2005. Diluted AFFO per share for 2006 was $1.83 per share, a decrease of $0.05 per share, or 2.7%, as compared to 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004

     Revenues from rental properties were $71.4 million for the year ended December 31, 2005, compared to $66.3 million for 2004. We received rent of approximately $59.6 million for 2005 and $58.9 million for 2004 from properties leased to Marketing under the Marketing Leases. We also received rent of $7.6 million for 2005 and $2.9 million for 2004 from other tenants. The increase in rent received was primarily due to rent from properties acquired in November 2004 and March 2005, and rent escalations, partially offset by the effect of lease terminations and property dispositions. In addition, revenues from rental properties include deferred rental revenue of $4.2 million in 2005 and $4.5 million in 2004.

     Rental property expenses were $11.8 million for 2005, as compared to $9.8 million for 2004. Rental property expenses include an adjustment of $1.5 million recorded in the fourth quarter of 2005 for a change in accounting for rent expense from a contractual to a straight-line basis. The increase in rental property expenses was also due to rent expense on properties acquired in November 2004 of $0.4 million partially offset by property dispositions.

     Environmental expenses, net for 2005 were $2.4 million as compared to $6.0 million for 2004. The decrease was primarily due to a $1.6 million reduction in environmental related litigation expenses as compared to the prior year period and a $1.9 million reduction in change in estimated environmental costs, net of estimated recoveries as compared to the prior year period. Environmental related litigation expenses and legal fees were $0.2 million for 2005 compared to $1.9 million for 2004, which prior period expenses include a $0.9 million net increase in environmental related litigation loss reserve estimates.

     General and administrative expenses for 2005 were $4.9 million, as compared to $5.0 million recorded for 2004.

     Depreciation and amortization expense for 2005 was $8.1 million as compared to $7.5 million recorded for 2004. The increase was primarily due to depreciation and amortization of properties acquired in November 2004 and March 2005 partially offset by property dispositions.

     As a result total operating expenses decreased by approximately $1.1 million for 2005 as compared to 2004.

     Other income, net was $1.6 million for 2005, as compared to $1.5 million for 2004. Other income, net for 2005 includes $1.3 million of gains on dispositions of properties, which includes $1.1 million recorded in the fourth quarter resulting from properties taken by eminent domain related to road improvement projects, as compared to $0.6 million of gains for 2004. The $0.7 million increase in gains on dispositions of properties was offset by a $0.3 million reduction in interest income from mortgages notes receivable and short-term investments and a $0.3 million reduction in other items. Other items for 2004 include $0.4 million of income due to the elimination of reserves for late paying mortgage note receivable accounts and late fees recognized related to mortgage notes that were renegotiated in 2004.

     Interest expense, principally related to borrowings used to finance the acquisition of properties in November 2004 and March 2005 was $1.8 million for 2005 and was insignificant for 2004.

     The income tax benefit of $1.5 million recorded in 2005 was recognized due to a net reduction in the amount accrued for uncertain tax positions to the extent that the uncertain tax positions have been resolved.

     During the fourth quarter of 2005, we recorded a reduction in net earnings of $0.7 million as a result of adjustments which should have been recorded in prior years or earlier quarterly periods of 2005 and are included in the results of operations for 2005 discussed above. The adjustments consisted of: (a) $0.1 million of rental income for lease terminations that related to prior years and $0.2 million related to earlier quarters of 2005; (b) $1.5 million of rent expense for a change in accounting for rent expense from a contractual to a straight-line basis, which is related to prior years; and (c) $0.5 million of gains on dispositions of real estate resulting from a property taken by eminent domain that should have been recorded in the second quarter of 2005. We believe that these adjustments are not material to any previously issued financial statements and that the impacts of recording these adjustments are not material, individually or in the aggregate, to the quarter or year ended December 31, 2005.

     As a result, net earnings were $45.4 million for 2005, an increase of 15.2%, or $6.0 million, as compared to $39.4 million for the comparable prior year period. For the same period, FFO increased 13.0%, or $6.0 million, to $52.3 million or slightly less than the increase in net earnings since the increase in gains on dispositions of real estate of $0.7 million were almost entirely offset by the increased depreciation and amortization of real estate assets of $0.6 million (both of which are included in net earnings but are excluded from FFO and AFFO). AFFO increased 11.6%, or $4.8 million to $46.6 million. FFO increased more than AFFO on both a dollar and percentage basis due to the $1.5 million income tax benefit recorded in 2005 which was partially offset by a $0.3 million decrease in deferred rental revenue (both of which are included in net earnings and FFO but are excluded from AFFO) recorded for 2005 as compared to 2004.

     Diluted earnings per common share in 2005 was $1.84 per share, an increase of $0.25 per share, or 15.7%, as compared to 2004. Diluted FFO per share for 2005 was $2.11 per share, an increase of $0.24 per share, or 12.8%, as compared to 2004. Diluted AFFO per share for 2005 was $1.88 per share, an increase of $0.19 per share, or 11.2%, as compared to 2004.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal sources of liquidity are the cash flows from our business, funds available under a revolving credit agreement that expires in 2008 and available cash and cash equivalents. Management believes that dividend payments and cash requirements for our business for the next twelve months, including environmental remediation expenditures, capital expenditures and debt service, can be met by cash flows from operations, borrowings under the credit agreement and available cash and cash equivalents.

     On June 30, 2005, we entered into an unsecured three-year senior revolving $100.0 million credit agreement ("Credit Agreement") with a group of six domestic commercial banks. Subject to the terms of the Credit Agreement, we have the right to increase the Credit Agreement by $25.0 million and to extend the term of the Credit Agreement for one additional year. Borrowings under the Credit Agreement bear interest at a rate equal to the sum of a base rate or a LIBOR rate plus an applicable margin based on our leverage ratio and ranging from 0.25% to 1.75%. The annual commitment fee on the unused Credit Agreement ranges from 0.10% to 0.20% based on the amount of borrowings. The Credit Agreement includes customary terms and conditions, including financial covenants such as leverage and coverage ratios and other customary covenants, including limitations on our ability to incur debt and pay dividends and maintenance of tangible net worth, and events of default, including a change of control and failure to maintain REIT status. We do not believe that these covenants will limit our current business practices.

     In April 2006 we entered into a $45.0 million LIBOR based interest rate swap, effective May 1, 2006 through June 30, 2011. The interest rate swap is intended to hedge our current exposure to market interest rate risk by effectively fixing, at 5.44%, the LIBOR component of the interest rate determined under our existing credit agreement or future exposure to variable interest rate risk due to borrowing arrangements that may be entered into prior to the expiration of the interest rate swap. Effective May 1, 2006, $45.0 million of our LIBOR based borrowings under the Credit Agreement bear interest at an effective rate of 6.69%.

     Total borrowings outstanding under the Credit Agreement at December 31, 2006 were $45.0 million, bearing interest at an average effective rate of 6.69% per annum. Total borrowings increased to $46.5 million as of March 1, 2007 principally due to additional borrowings used to pay $11.3 million of dividends that were accrued as of December 31, 2006 and paid in January 2007 net of repayments from positive cash flows provided by rental operations. Accordingly, we had $53.5 million available under the terms of the Credit Agreement as of March 1, 2007 or $78.5 million available assuming exercise of our right to increase the credit agreement by $25.0 million. The increases in our borrowings outstanding during 2004, 2005 and 2006 relate primarily to borrowings used to fund acquisitions.

     Since we generally lease our properties on a triple-net basis and we do not capitalize environmental remediation equipment, we do not incur significant capital expenditures other than those related to acquisitions. Capital expenditures, including acquisitions, for 2006, 2005 and 2004 amounted to $15.5 million, $29.6 million and $30.6 million, respectively.

     As part of our overall growth strategy, we regularly review opportunities to acquire additional properties and we expect to continue to pursue acquisitions that we believe will benefit our financial performance. To the extent that our current sources of liquidity are not sufficient to fund such acquisitions we will require other sources of capital, which may or may not be available on favorable terms or at all. Our current sources of liquidity are not sufficient to fund the acquisition of the Truststreet properties. We intend to increase and modify our Credit Agreement in March 2007 to accommodate the acquisition.


     We elected to be treated as a REIT under the federal income tax laws with the year beginning January 1, 2001. As a REIT, we are required, among other things, to distribute at least ninety percent of our taxable income to shareholders each year. Payment of dividends is subject to market conditions, our financial condition and other factors, and therefore cannot be assured. In particular, our Credit Agreement prohibits the payment of dividends during certain events of default. Dividends paid to our shareholders aggregated $44.8 million, $43.0 million and $42.0 million for 2006, 2005 and 2004, respectively, and were paid on a quarterly basis during each of those years. We presently intend to pay common stock dividends of $0.455 per share each quarter ($1.82 per share, or $45.1 million, on an annual basis), and commenced doing so with the quarterly dividend declared in February 2006.

CONTRACTUAL OBLIGATIONS

     Our significant contractual obligations and commitments are comprised of borrowings under the Credit Agreement, long-term debt, operating lease payments due to landlords and estimated environmental remediation expenditures, net of estimated recoveries from state underground storage tank funds. In addition, as a REIT we are required to pay dividends equal to at least ninety percent of our taxable income in order to continue to qualify as a REIT. Our contractual obligations and commitments as of December 31, 2006 are summarized below (in thousands):

                                                                                            ONE TO    THREE TO   MORE THAN
                                                                               LESS THAN     THREE      FIVE        FIVE
                                                                      TOTAL     ONE YEAR     YEARS      YEARS      YEARS
                                                                     -------   ---------   --------   --------   ---------
Operating leases                                                     $32,211    $ 8,162     $12,576    $6,401      $5,072
Borrowing under the Credit Agreement (a)                              45,000                 45,000
Long-term debt (a)                                                       194         31          60        43          60
Estimated environmental remediation expenditures (b)                  17,201      6,394       6,609     1,884       2,314
Estimated recoveries from state underground storage tank funds (b)    (3,845)    (1,046)     (1,674)     (782)       (343)
                                                                     -------    -------     -------    ------      ------
Estimated net environmental remediation expenditures (b)              13,356      5,348       4,935     1,102       1,971
                                                                     -------    -------     -------    ------      ------
Total                                                                $90,761    $13,541     $62,571    $7,546      $7,103
                                                                     =======    =======     =======    ======      ======

(a) Excludes related interest payments. See "Liquidity and Capital Resources" above and "Disclosures About Market Risk" below.

(b) Estimated environmental remediation expenditures and estimated recoveries from state underground storage tank funds have been adjusted for inflation and discounted to present value.

     Generally, the leases with our tenants are "triple-net" leases, with the tenant responsible for the payment of taxes, maintenance, repair, insurance, environmental remediation and other operating expenses. We estimate that Marketing makes annual real estate tax payments for properties leased under the Marketing Leases of approximately $12.1 million and makes additional payments for other operating expenses related to our properties, including environmental remediation costs other than those liabilities that were retained by us. These costs are not reflected in our consolidated financial statements.

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

     Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state underground storage tank funds, environmental remediation costs, real estate, depreciation and amortization, impairment of long-lived assets, litigation, accrued expenses, income taxes and exposure to uncertain tax positions. The information included in our financial statements that is based on estimates, judgments and assumptions is subject to significant change and is adjusted as circumstances change and as the uncertainties become more clearly defined. Our accounting policies are described in note 1 to the audited consolidated financial statements. We believe the following are our critical accounting policies:

     Revenue recognition -- We earn revenue primarily from operating leases with Marketing and other tenants. We recognize income under the Master Lease with Marketing, and with other tenants, on the straight-line method, which effectively recognizes contractual lease payments evenly over the initial term of the leases. A critical assumption in applying this accounting method is that the tenant will make all contractual lease payments during the initial lease term and that the deferred rent receivable of $32.3 million recorded as of December 31, 2006 will be collected when due, in accordance with the annual rent escalations provided for in the leases. Historically our tenants have generally made rent payments when due. However, we may be required to reverse, or provide reserves for, a portion of the recorded deferred rent receivable if it becomes apparent that a property may be disposed of before the end of the initial lease term or if the tenant fails to make its contractual lease payments when due.

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

     Income taxes -- Our financial results generally do not reflect provisions for current or deferred federal income taxes since we elected to be treated as a REIT under the federal income tax laws effective January 1, 2001. Our intention is to operate in a manner that will allow us to continue to be treated as a REIT and, as a result, we do not expect to pay substantial corporate-level federal income taxes. Many of the REIT requirements, however, are highly technical and complex. If we were to fail to meet the requirements, we may be subject to federal income tax, excise taxes, penalties and interest or we may have to pay a deficiency dividend to eliminate any earnings and profits that were not distributed. Certain states do not follow the federal REIT rules and we have included provisions for these taxes in rental property expenses.

     Environmental costs and recoveries from state underground storage tank funds -- We provide for the estimated fair value of future environmental remediation costs when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made (see "Environmental Matters" below). Environmental liabilities and related recoveries are measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. Since environmental exposures are difficult to assess and estimate and knowledge about these liabilities is not known upon the occurrence of a single event, but rather is gained over a continuum of events, we believe that it is appropriate that our accrual estimates are adjusted as the remediation treatment progresses, as circumstances change and as environmental contingencies become more clearly defined and reasonably estimable. A critical assumption in accruing for these liabilities is that the state environmental laws and regulations will be administered and enforced in the future in a manner that is consistent with past practices. Recoveries of environmental costs from state underground storage tank remediation funds, with respect to past and future spending, are accrued as income, net of allowance for collection risk, based on estimated recovery rates developed from our experience with the funds when such recoveries are considered probable. A critical assumption in accruing for these recoveries is that the state underground storage tank fund programs will be administered and funded in the future in a manner that is consistent with past practices and that future environmental spending will be eligible for reimbursement at historical rates under these programs.

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

ENVIRONMENTAL MATTERS

     We are subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment such as the remediation of known contamination and the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. In accordance with the leases with certain of our tenants, we have agreed to bring the leased properties with known environmental contamination to within applicable standards and to regulatory or contractual closure ("Closure") in an efficient and economical manner. Generally, upon achieving Closure at an individual property, our environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of our tenant. We will continue to seek reimbursement from state UST remediation funds related to these environmental liabilities where available. Generally, the liability for the retirement and decommissioning or removal of USTs and other equipment is the responsibility of our tenants. We are contingently liable for these obligations in the event that our tenants do not satisfy their responsibilities. A liability has not been accrued for obligations that are the responsibility of our tenants.

     We have also agreed to provide limited environmental indemnification to Marketing, capped at $4.25 million and expiring in 2010, for certain pre-existing conditions at six of the terminals owned by us. Under the indemnification agreement, Marketing will pay the first $1.5 million of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing will share equally with us the next $8.5 million of those costs and expenses and Marketing will pay all additional costs and expenses over $10.0 million. We have accrued $0.3 million as of December 31, 2006 and 2005 in connection with this indemnification agreement.

     The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. Environmental liabilities and related recoveries are measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. The environmental remediation liability is estimated based on the level and impact of contamination at each property and other factors described herein. The accrued liability is the aggregate of the best estimate for the fair value of cost for each component of the liability. Recoveries of environmental costs from state underground storage tank remediation funds, with respect to both past and future environmental spending, are accrued at fair value as income, net of allowance for collection risk, based on estimated recovery rates developed from our experience with the funds when such recoveries are considered probable.

     Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing our liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, we consider among other things, enacted laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2006, we have remediation action plans in place for two hundred seventy-three (93%) of the two hundred ninety-two properties for which we retain remediation responsibility and have not received a "no further action" letter and the remaining nineteen properties (7%) were in the assessment phase.

     As of December 31, 2006 we had accrued $17.2 million as management's best estimate of the fair value of reasonably estimable environmental remediation costs and $3.9 million as management's best estimate for net recoveries from state UST remediation funds, net of allowance, related to environmental obligations and liabilities. Environmental expenditures, net of recoveries from underground storage tank funds, were $3.0 million, $3.5 million and $4.4 million, respectively, for 2006, 2005 and 2004. For 2006, 2005 and 2004, the net change in estimated remediation cost and accretion expense included in our consolidated statements of operations amounted to $3.3 million, $1.4 million and $3.3 million, respectively, which amounts were net of probable recoveries from state UST remediation funds.

     Environmental liabilities and related assets are currently measured at fair value based on their expected future cash flows which have been adjusted for inflation and discounted to present value. We also use probability weighted alternative cash flow forecasts to determine fair value. We assumed a 50% probability factor that the actual environmental expenses will exceed engineering estimates for an amount assumed to equal one year of net expenses aggregating $5.8 million. Accordingly, the environmental accrual as of December 31, 2006 was increased by $2.3 million, net of assumed recoveries and before inflation and present value discount adjustments. The resulting net environmental accrual as of December 31, 2006 was then further increased by $1.0 million for the assumed impact of inflation using an inflation rate of 2.75%. Assuming a credit-adjusted risk-free discount rate of 7.0%, we then reduced the net environmental accrual, as previously adjusted, by a $2.2 million discount to present value. Had we assumed an inflation rate that was 0.5% higher and a discount rate that was 0.5% lower, net environmental liabilities as of December 31, 2006 would have increased by $0.2 million and $0.1 million, respectively, for an aggregate increase in the net environmental accrual of $0.3 million. However, the aggregate net change in environmental estimates expense recorded during the year ended December 31, 2006 would not have changed significantly if these changes in the assumptions were made effective December 31, 2005.

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

     In September 2003, we were notified by the State of New Jersey Department of Environmental Protection (the "NJDEP") that we are one of approximately sixty potentially responsible parties for natural resource damages resulting from discharges of hazardous substances into the Lower Passaic River. The definitive list of potentially responsible parties and their actual responsibility for the alleged damages, the aggregate cost to remediate the Lower Passaic River, the amount of natural resource damages and the method of allocating such amounts among the potentially responsible parties have not been determined. In September 2004, we received a General Notice Letter from the United States Environmental Protection Agency (the "EPA")(the "EPA Notice"), advising us that we may be a potentially responsible party for costs of remediating certain conditions resulting from discharges of hazardous substances into the Lower Passaic River. ChevronTexaco received the same EPA Notice regarding those same conditions. Additionally, we believe that ChevronTexaco is contractually obligated to indemnify us, pursuant to an indemnification agreement for most of the conditions at the property identified by the NJDEP and the EPA, accordingly, our ultimate legal and financial liability, if any, cannot be estimated with any certainty at this time.

     From October 2003 through December 2006 we were notified that we were made party to forty-one cases in Connecticut, Florida, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Vermont, Virginia and West Virginia brought by local water providers or governmental agencies. These cases allege various theories of liability due to contamination of groundwater with MTBE as the basis for claims seeking compensatory and punitive damages. Each case names as defendants approximately fifty petroleum refiners, manufacturers, distributors and retailers of MTBE, or gasoline containing MTBE. The accuracy of the allegations as they relate to us, our defenses to such claims, the aggregate amount of damages, the definitive list of defendants and the method of allocating such amounts among the defendants have not been determined. Accordingly, our ultimate legal and financial liability, if any, cannot be estimated with any certainty at this time.

DISCLOSURES ABOUT MARKET RISK

     Prior to April 2006, we had not used derivative financial or commodity instruments for trading, speculative or any other purpose, and had not entered into any instruments to hedge our exposure to interest rate risk. We do not have any foreign operations, and are therefore not exposed to foreign currency exchange rate risks.

     We are exposed to interest rate risk, primarily as a result of our $100.0 million Credit Agreement. Our Credit Agreement, which expires in June 2008, bears interest at a rate equal to the sum of a base rate or a LIBOR rate plus an applicable margin based on our leverage ratio ranging from 0.25% to 1.75%. At December 31, 2006, we had borrowings outstanding of $45.0 million under our Credit Agreement bearing interest at an effective rate of 6.69% per annum. We use borrowings under the Credit Agreement to finance acquisitions and for general corporate purposes.

     We manage our exposure to interest rate risk by minimizing, to the extent feasible, our overall borrowing and monitoring available financing alternatives. Our interest rate risk as of December 31, 2006 increased due to increased borrowings under the Credit Agreement as compared to December 31, 2005. Due to the increased exposure, in April 2006 we entered into a $45.0 million LIBOR based interest rate swap, effective May 1, 2006 through June 30, 2011, to manage a portion of our interest rate risk. The interest rate swap is intended to hedge our current exposure to variable interest rate risk by effectively fixing, at 5.44%, the LIBOR component of the interest rate determined under our existing Credit Agreement or future exposure to variable interest rate risk due to borrowing arrangements that may be entered into prior to the expiration of the interest rate swap. Effective May 1, 2006, $45.0 million of our LIBOR based borrowings under the Credit Agreement bear interest at an effective rate of 6.69%. As a result, we will be exposed to interest rate risk to the extent that our borrowings exceed the $45.0 million notional amount of the interest rate swap. As of December 31, 2006, our borrowings equaled the notional amount of the interest rate swap. For the quarter ended December 31, 2006, our weighted-average borrowings exceeded the notional amount of the interest rate swap by $3.2 million. We expect that our exposure to interest rate risk will increase significantly, as a result of increased borrowings, if we are successful in acquiring the Truststreet properties. However, we do not foresee any significant changes in how we manage our interest rate risk in the near future.


     We entered into the $45.0 million notional five year interest rate swap agreement with a major financial institution designated and qualifying as a cash flow hedge to reduce our exposure to the variability in future cash flows attributable to changes in the LIBOR rate. Our primary objective when undertaking hedging transactions and derivative positions is to reduce our variable interest rate risk by effectively fixing a portion of the interest rate for existing debt and anticipated refinancing transactions. This in turn, reduces the risks that the variability of cash flows imposes on variable rate debt. Our strategy protects us against future increases in interest rates. While this agreement is intended to lessen the impact of rising interest rates, it also exposes us to the risk that the other party to the agreement will not perform, the agreement will be unenforceable and the underlying transactions will fail to qualify as a highly-effective cash flow hedge for accounting purposes.

     In the event that we were to settle the interest rate swap prior to its maturity, if the corresponding LIBOR swap rate for the remaining term of the agreement is below the 5.44% fixed strike rate at the time we settle the swap, we would be required to make a payment to the swap counter-party; if the corresponding LIBOR swap rate is above the fixed strike rate at the time we settle the swap, we would receive a payment from the swap counter-party. The amount that we would either pay or receive would equal the present value of the basis point differential between the fixed strike rate and the corresponding LIBOR swap rate at the time we settle the swap.

     Based on our average outstanding borrowings under the Credit Agreement projected for 2007, if market interest rates for 2007 increase by an average of 0.5% more than the weighted-average interest rate of 6.62% for the quarter ended December 31, 2006 (exclusive of the impact of the interest rate swap), the additional annualized interest expense would decrease 2007 net income and cash flows by $16,000. This amount was determined by calculating the effect of a hypothetical interest rate change on our Credit Agreement borrowings that is not covered by our $45.0 million interest rate swap and assumes that the $48.2 million average outstanding borrowings during the fourth quarter of 2006 is indicative of our future average borrowings for 2007 before considering additional borrowings required for future acquisitions. The calculation also assumes that there are no other changes in our financial structure or the terms of our borrowings. Management believes that the fair value of the debt equals its carrying value at December 31, 2006 and 2005. Our exposure to fluctuations in interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our Credit Agreement.

     In order to minimize our exposure to credit risk associated with financial instruments, we place our temporary cash investments with high-credit-quality institutions. Temporary cash investments, if any, are held in an institutional money market fund and short-term federal agency discount notes.

FORWARD-LOOKING STATEMENTS

     Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When we use the words "believes," "expects," "plans," "projects," "estimates" and similar expressions, we intend to identify forward-looking statements. Examples of forward-looking statements include statements regarding our intention to increase and modify our Credit Agreement to accommodate the acquisition of the Truststreet properties; our expectations regarding future payments from Marketing, including $60.0 million in lease rental payments in 2007; the expected effect of regulations on our long-term performance; our expected ability to maintain compliance with applicable regulations; our ability to renew expired leases; the adequacy of our current and anticipated cash flows; our belief that we do not have a material liability for offers and sales of our securities made pursuant to registration statements that did not contain the financial statements or summarized financial data of Marketing; our expectations regarding future acquisitions; the impact of the covenants included in the Credit Agreement on our current business practices; our ability to maintain our REIT status; the probable outcome of litigation or regulatory actions; our expected recoveries from underground storage tank funds; our exposure to environmental remediation expenses; our estimates regarding remediation costs; our expectations as to the long-term effect of environmental liabilities on our financial condition; our exposure to interest rate fluctuations and the manner in which we expect to manage this exposure; the expected reduction in interest-rate risk resulting from our interest-rate swap agreement and our expectation that we will not settle the interest-rate swap prior to its maturity; the expectation that the Credit Agreement will be refinanced with variable interest-rate debt at its maturity; our expectations regarding corporate level federal income taxes; the indemnification obligations of the Company and others; our intention to consummate future acquisitions; our assessment of the likelihood of future competition; assumptions regarding the future applicability of accounting estimates, assumptions and policies; our intention to pay future dividends and the amount thereof; and our beliefs about the reasonableness of our accounting estimates, judgments and assumptions.

     These forward-looking statements are based on our current beliefs and assumptions and information currently available to us and involve known and unknown risks (including the risks described herein and other risks that we describe from time to time in our filings with the Securities and Exchange Commission), uncertainties and other factors which may cause our actual results, performance and achievements to be materially different from any future results, performance or achievements, expressed or implied by these forward-looking statements. These factors include, but are not limited to: risks associated with owning and leasing real estate generally; dependence on Marketing as a tenant and on rentals from companies engaged in the petroleum marketing and convenience store businesses; our unresolved SEC comment; competition for properties and tenants; risk of tenant non-renewal; the effects of taxation and other regulations; potential litigation exposure; costs of completing environmental remediation and of compliance with environmental regulations; the risk of loss of our management team; the impact of our electing to be treated as a REIT under the federal income tax laws, including subsequent failure to qualify as a REIT; risks associated with owning real estate concentrated in one region of the United States; risks associated with potential future acquisitions; losses not covered by insurance; future dependence on external sources of capital; the risk that our business operations may not generate sufficient cash for distributions or debt service; our potential inability to pay dividends and terrorist attacks and other acts of violence and war.

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

                       This page intentionally left blank.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Getty Realty Corp.:

     We have completed integrated audits of Getty Realty Corp.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below:

Consolidated financial statements

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income and cash flows present fairly, in all material respects, the financial position of Getty Realty Corp. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

     Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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


/s/ PricewaterhouseCoopers LLP
New York, New York
March 15, 2007

                       GETTY REALTY CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                YEAR ENDED DECEMBER 31,
                                              ---------------------------
                                                2006      2005      2004
                                              -------   -------   -------
Revenues from rental properties               $72,405   $71,377   $66,331
Operating expenses:
   Rental property expenses                     9,732    11,770     9,814
   Environmental expenses, net                  5,490     2,428     6,027
   General and administrative expenses          5,607     4,925     5,006
   Depreciation and amortization expense        7,883     8,113     7,490
                                              -------   -------   -------
      Total operating expenses                 28,712    27,236    28,337
                                              -------   -------   -------
Operating income                               43,693    44,141    37,994
   Other income, net                            1,859     1,578     1,485
   Interest expense                            (3,527)   (1,765)     (127)
                                              -------   -------   -------
Net earnings before income taxes               42,025    43,954    39,352
Income tax benefit                                700     1,494        --
                                              -------   -------   -------
Net earnings                                  $42,725   $45,448   $39,352
                                              =======   =======   =======
Net earnings per common share:
   Basic                                      $  1.73   $  1.84   $  1.59
   Diluted                                    $  1.73   $  1.84   $  1.59
Weighted-average shares outstanding:
   Basic                                       24,735    24,711    24,679
   Stock options and restricted stock units        24        18        42
                                              -------   -------   -------
   Diluted                                     24,759    24,729    24,721
                                              =======   =======   =======
Dividends declared per share                  $  1.82   $  1.76   $  1.70


                       GETTY REALTY CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)


                                                YEAR ENDED DECEMBER 31,
                                              ---------------------------
                                                2006      2005      2004
                                              -------   -------   -------
Net earnings                                  $42,725   $45,448   $39,352
Other comprehensive loss:
  Net unrealized loss on interest rate swap      (821)       --        --
                                              -------   -------   -------
Comprehensive Income                          $41,904   $45,448   $39,352
                                              =======   =======   =======


   The accompanying notes are an integral part of these consolidated financial statements.

                       GETTY REALTY CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)

                                                                    DECEMBER 31,
                                                               ---------------------
                                                                  2006        2005
                                                               ---------   ---------
ASSETS:
Real Estate:
   Land                                                        $ 180,409   $ 171,839
   Buildings and improvements                                    203,149     198,656
                                                               ---------   ---------
                                                                 383,558     370,495
   Less -- accumulated depreciation and amortization            (116,089)   (109,800)
                                                               ---------   ---------
      Real estate, net                                           267,469     260,695
Deferred rent receivable                                          32,297      29,287
Cash and cash equivalents                                          1,195       1,247
Recoveries from state underground storage tank funds, net          3,845       4,264
Mortgages and accounts receivable, net                             3,440       3,129
Prepaid expenses and other assets                                  1,037       1,359
                                                               ---------   ---------
      Total assets                                             $ 309,283   $ 299,981
                                                               =========   =========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Debt                                                           $  45,194   $  34,224
Environmental remediation costs                                   17,201      17,350
Dividends payable                                                 11,284      11,009
Accounts payable and accrued expenses                             10,029       9,515
                                                               ---------   ---------
      Total liabilities                                           83,708      72,098
                                                               ---------   ---------
Commitments and contingencies (notes 2, 3, 5 and 6)
Shareholders' equity:
   Common stock, par value $.01 per share; authorized
      50,000,000 shares; issued 24,764,765 at December
      31, 2006 and 24,716,614 at December 31, 2005                   248         247
Paid-in capital                                                  258,647     257,766
Dividends paid in excess of earnings                             (32,499)    (30,130)
Accumulated other comprehensive loss                                (821)         --
                                                               ---------   ---------
      Total shareholders' equity                                 225,575     227,883
                                                               ---------   ---------
      Total liabilities and shareholders' equity               $ 309,283   $ 299,981
                                                               =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                       GETTY REALTY CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                   YEAR ENDED DECEMBER 31,
                                               ------------------------------
                                                 2006       2005       2004
                                               --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                   $ 42,725   $ 45,448   $ 39,352
Adjustments to reconcile net earnings
   to net cash flow provided by operating
   activities:
   Depreciation and amortization expense          7,883      8,113      7,490
   Deferred rental revenue                       (3,010)    (4,170)    (4,464)
   Gain on dispositions of real estate           (1,581)    (1,309)      (618)
   Accretion expense                                923        925      1,054
   Stock-based employee compensation
      expense                                       186        134         25
Changes in assets and liabilities:
   Recoveries from state underground
      storage tank funds, net                       772      1,557      2,512
   Mortgages and accounts receivable, net          (637)       497        238
   Prepaid expenses and other assets                322       (973)       306
   Environmental remediation costs               (1,425)    (4,585)    (4,474)
   Accounts payable and accrued expenses            393      1,414        495
   Accrued income taxes                            (700)    (1,494)        --
                                               --------   --------   --------
      Net cash flow provided by operating
         activities                              45,851     45,557     41,916
                                               --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Property acquisitions and capital
      expenditures                              (15,538)   (29,573)   (30,568)
   Collection of mortgages receivable, net          326        335      1,366
   Proceeds from dispositions of real
      estate                                      2,462      2,201      1,303
                                               --------   --------   --------
      Net cash flow used in investing
         activities                             (12,750)   (27,037)   (27,899)
                                               --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash dividends paid                          (44,819)   (43,025)   (41,951)
   Borrowings under credit agreement, net        11,000     10,000     24,000
   Repayment of mortgages payable, net              (30)      (285)      (335)
   Proceeds from stock options exercised            696        337         64
                                               --------   --------   --------
      Net cash flow used in financing
         activities                             (33,153)   (32,973)   (18,222)
                                               --------   --------   --------
Net decrease in cash and cash equivalents           (52)   (14,453)    (4,205)
Cash and cash equivalents at beginning of
   period                                         1,247     15,700     19,905
                                               --------   --------   --------
Cash and cash equivalents at end of period     $  1,195   $  1,247   $ 15,700
                                               ========   ========   ========
Supplemental disclosures of cash flow
   information
   Cash paid (refunded) during the year for:
   Interest                                    $  2,638   $  1,464   $    114
   Income taxes, net                                576        582        571
   Recoveries from state underground storage
      tank funds                                 (2,128)    (2,304)    (2,362)
   Environmental remediation costs                5,132      5,822      6,776

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

     Use of Estimates, Judgments and Assumptions: The financial statements have been prepared in conformity with GAAP, which requires management to make its best estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. While all available information has been considered, actual results could differ from those estimates, judgments and assumptions. Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state underground storage tank funds, environmental remediation costs, real estate, depreciation and amortization, impairment of long-lived assets, litigation, accrued expenses, income taxes and exposure to uncertain tax positions.

     Out of Period Adjustments: During the fourth quarter of 2005, the Company recorded a reduction in net earnings of $693,000 as a result of adjustments which should have been recorded in prior years or earlier quarterly periods of 2005. The adjustments consisted of: (a) $115,000 of rental income for lease terminations that related to prior years and $185,000 related to earlier quarters of 2005; (b) $1,534,000 of rent expense for a change in accounting for rent expense from a contractual to a straight-line basis, which is related to prior years, and; (c) $541,000 of gains on dispositions of real estate resulting from a property taken by eminent domain that should have been recorded in the second quarter of 2005. Management believes that these adjustments are not material to any previously issued financial statements and that the impacts of recording these adjustments are not material, individually or in the aggregate, to the quarter or year ended December 31, 2005.

     Real Estate: Real estate assets are stated at cost less accumulated depreciation and amortization. Upon acquisition of real estate operating properties and leasehold interests, the Company estimates the fair value of acquired tangible assets (consisting of land, buildings and improvements) "as if vacant" and identified intangible assets and liabilities (consisting of leasehold interests, above-market and below-market leases, in-place leases and tenant relationships) and assumed debt. Based on these estimates, the Company allocates the purchase price to the applicable assets and liabilities. When real estate assets are sold or retired, the cost and related accumulated depreciation and amortization is eliminated from the respective accounts and any gain or loss is credited or charged to income. Expenditures for maintenance and repairs are charged to income when incurred.

     Depreciation and amortization: Depreciation of real estate is computed on the straight-line method based upon the estimated useful lives of the assets, which generally range from sixteen to twenty-five years for buildings and improvements, or the term of the lease if shorter. Leasehold interests, capitalized above-market and below-market leases, in-place leases and tenant relationships are amortized over the remaining term of the underlying lease.

     Cash and Cash Equivalents: The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

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

     Environmental Remediation Costs and Recoveries from State Underground Storage Tank Funds, Net: The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred, including legal obligations associated with the retirement of tangible long-lived assets if the asset retirement obligation results from the normal operation of those assets and a reasonable estimate of fair value can be made. The environmental remediation liability is estimated based on the level and impact of contamination at each property. The accrued liability is the aggregate of the best estimate of the fair value of cost for each component of the liability. Recoveries of environmental costs from state underground storage tank ("UST") remediation funds, with respect to both past and future environmental spending, are accrued at fair value as income, net of allowance for collection risk, based on estimated recovery rates developed from prior experience with the funds when such recoveries are considered probable. Environmental liabilities and related assets are currently measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value.

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

     Income Taxes: The Company and its subsidiaries file a consolidated federal income tax return. Effective January 1, 2001, the Company elected to qualify, and believes it is operating so as to qualify, as a REIT for federal income tax purposes. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its shareholders equal at least the amount of its REIT taxable income as defined under the Internal Revenue Code. If the Company sells any property within ten years after its REIT election that is not exchanged for a like-kind property, it will be taxed on the built-in gain realized from such sale at the highest corporate rate. This ten-year built-in gain tax period will end in 2011. In June 2006 the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48") "Accounting for Uncertainty in Income Taxes." FIN 48 addresses the recognition and measurement of tax positions taken or expected to be taken in a tax return. We do not believe that the adoption of FIN 48 in January 2007 will have a material impact on our financial position or results of operation.

     Interest Expense and Interest Rate Swap Agreement: The Company entered into an interest rate swap agreement with a major financial institution, designated and qualifying as a cash flow hedge, to reduce its variable interest rate risk by effectively fixing a portion of the interest rate for existing debt and anticipated refinancing transactions. The Company has not entered into financial instruments for trading or speculative purposes. The fair value of the derivative is reflected on the consolidated balance sheet and will be reclassified as a component of interest expense over the remaining term of the interest rate swap agreement since the Company does not expect to settle the interest rate swap prior to its maturity. The fair value of the interest rate swap obligation is based upon the estimated amounts the Company would receive or pay to terminate the contract and is determined using an interest rate market pricing model. Changes in the fair value of the agreement would be recorded in the consolidated statements of operations if the agreement was not an effective cash flow hedge for accounting purposes.

     Earnings per Common Share: Basic earnings per common share is computed by dividing net earnings by the weighted-average number of common shares outstanding during the year. Diluted earnings per common share also gives effect to the potential dilution from the exercise of stock options and the issuance of common shares in settlement of restricted stock units.

     Stock-Based Compensation: Compensation cost for the Company's stock-based compensation plans using the fair value method was $186,000, $134,000 and $25,000 for the years ended 2006, 2005 and 2004, respectively and is included in general and administrative expense. In 2004, stock options granted prior to 2003 were accounted for using the intrinsic value method. Historically, the exercise price of options granted by the Company was the same as the market price at the grant date and stock-based compensation expense was not included in reported net earnings. Had compensation cost for the Company's stock options granted prior to 2003 been accounted for in 2004 using the fair value method rather than the intrinsic value method, the Company's total stock-based employee compensation expense would have increased by $93,000 to $118,000; pro-forma net earnings would have decreased to $39,259,000, as compared to reported net earnings of $39,352,000; and net earnings of $1.59 per common share would have remained the same. The impact of the accounting for stock-based compensation is, and is expected to be, immaterial to the Company's financial position and results of operations.

     New Accounting Pronouncement: In September 2006, the staff of the Securities and Exchange Commission (the "Staff") released Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." In SAB 108, the Staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as the "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods. The roll-over method focuses primarily on the impact of a misstatement on the income statement--including the reversing effect of prior year misstatements--but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement.

     There currently are no financial statement misstatements that have been identified by the Company for which correcting adjustments have not been made. Historically the Company has used the dual approach for quantifying identified financial statement misstatements. The adoption of the provisions of SAB 108 in 2006 did not have any impact on the Company's financial position or results of operation.

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

     The Company and Getty Petroleum Marketing Inc. ("Marketing"), are parties to an amended and restated Master Lease Agreement (the "Master Lease"), which became effective on December 9, 2000, and a coterminous supplemental lease for a single property (collectively the "Marketing Leases"). As of December 31, 2006, the Marketing Leases included nine hundred nine retail motor fuel and convenience store properties and ten distribution terminals, one hundred ninety-four of which are leased by the Company from third parties. The Master Lease has an initial term of fifteen years commencing December 9, 2000, and generally provides Marketing with options for three renewal terms of ten years each and a final renewal option of three years and ten months extending to 2049 (or such shorter initial or renewal term as the underlying lease may provide). The Marketing Leases include provisions for 2% annual rent escalations. The Master Lease is a unitary lease and, accordingly, Marketing's exercise of renewal options must be on an "all or nothing" basis.

     The Company estimates that Marketing makes annual real estate tax payments for properties leased under the Marketing Leases of approximately $12.1 million and makes additional payments for other operating expenses related to these properties, including environmental remediation costs other than those liabilities that were retained by the Company. These costs, which have been assumed by Marketing under the terms of the Marketing Leases, are not reflected in the consolidated financial statements.

     Revenues from rental properties for the years ended December 31, 2006, 2005 and 2004 were $72,405,000, $71,377,000 and $66,331,000, respectively, of which
$60,103,000, $59,590,000 and $58,938,000, respectively, were received from
Marketing under the Marketing Leases. In addition, revenues from rental properties for the years ended December 31, 2006, 2005 and 2004 includes $3,010,000, $4,170,000 and $4,464,000, respectively, of deferred rental revenue accrued due to recognition of rental revenue on a straight-line basis.

     Future minimum annual rentals receivable from Marketing under the Marketing Leases and from other tenants, which have terms in excess of one year as of December 31, 2006, are as follows (in thousands):

                                        OTHER
YEAR ENDING DECEMBER 31,   MARKETING   TENANTS   TOTAL (A)
------------------------   ---------   -------   ---------
   2007                     $ 60,030   $ 9,424    $ 69,454
   2008                       60,627     9,364      69,991
   2009                       60,932     9,084      70,016
   2010                       60,966     8,898      69,864
   2011                       61,007     9,048      70,055
Thereafter                   242,925    82,550     325,475

(a) Includes $107,203 of future minimum annual rentals receivable under subleases.

     Rent expense, substantially all of which consists of minimum rentals on non-cancelable operating leases, amounted to $8,685,000, $10,765,000 and $8,928,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and is included in rental property expenses using the straight-line method for 2006 and 2005 and when contractually due for 2004, which approximated the straight-line method. Rent expense of $10,765,000 for the year ended December 31, 2005 includes an adjustment of $1,534,000 recorded in the fourth quarter of 2005 for a change in accounting for rent expense to a straight-line basis (see footnote 1). Rent received under subleases for the years ended December 31, 2006, 2005 and 2004 was $14,646,000, $15,240,000 and $14,943,000, respectively.

     The Company has obligations to lessors under non-cancelable operating leases which have terms (excluding renewal term options) in excess of one year, principally for gasoline stations and convenience stores. Substantially all of these leases contain renewal options and rent escalation clauses. The leased properties have a remaining lease term averaging over ten years, including renewal options. Future minimum annual rentals payable under such leases, excluding renewal options, are as follows: 2007 -- $8,162,000, 2008 -- $7,124,000, 2009 -- $5,452,000, 2010 -- $3,886,000, 2011 -- $2,515,000 and
$5,072,000 thereafter.

3. COMMITMENTS AND CONTINGENCIES

     In order to minimize the Company's exposure to credit risk associated with financial instruments, the Company places its temporary cash investments with high credit quality institutions. Temporary cash investments, if any, are held in an institutional money market fund and federal agency discount notes.

     As of December 31, 2006, the Company leased nine hundred nineteen of its one thousand fifty-two properties on a long-term net basis to Getty Petroleum Marketing Inc. ("Marketing") under a master lease ("Master Lease") (see note 2). Marketing operated substantially all of the Company's petroleum marketing businesses when it was spun-off to the Company's shareholders as a separate publicly held company in March 1997 (the "Spin-Off"). In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil, one of Russia's largest integrated oil companies. The Company's financial results depend largely on rental income from Marketing, and to a lesser extent on rental income from other tenants, and are therefore materially dependent upon the ability of Marketing to meet its obligations under the Marketing Leases. A substantial portion of the deferred rental revenue, $31,079,000 of the $32,297,000 recorded as of December 31, 2006, is due to recognition of rental revenue on a straight-line basis under the Marketing Leases. Marketing's financial results depend largely on retail petroleum marketing margins and rental income from its dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. Marketing has made all required monthly rental payments under the Marketing Leases when due.

     Under the Master Lease, the Company has also agreed to provide limited environmental indemnification to Marketing, capped at $4,250,000 and expiring in 2010, for certain pre-existing conditions at six of the terminals which are owned by the Company. Under the agreement, Marketing will pay the first $1,500,000 of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing and the Company will share equally the next $8,500,000 of those costs and expenses and Marketing will pay all additional costs and expenses over $10,000,000. The Company has accrued $300,000 as of December 31, 2006 and 2005 in connection with this indemnification agreement.

     The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In addition, the Company has retained responsibility for certain legal proceedings and claims relating to the petroleum marketing business that were identified at the time of the spin-off. As of December 31, 2006 and 2005 the Company had accrued $2,872,000 and $2,667,000, respectively, for certain of these matters which it believes were appropriate based on information then currently available. The ultimate resolution of these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations.

     In September 2003, the Company was notified by the State of New Jersey Department of Environmental Protection that the Company is one of approximately sixty potentially responsible parties for natural resource damages resulting from discharges of hazardous substances into the Lower Passaic River. The definitive list of potentially responsible parties and their actual responsibility for the alleged damages, the aggregate cost to remediate the Lower Passaic River, the amount of natural resource damages and the method of allocating such amounts among the potentially responsible parties have not been determined. In September 2004, the Company received a General Notice Letter from the United States Environmental Protection Agency (the "EPA") (the "EPA Notice"), advising the Company that it may be a potentially responsible party for costs of remediating certain conditions resulting from discharges of hazardous substances into the Lower Passaic River. ChevronTexaco received the same EPA Notice regarding those same conditions. Additionally, the Company believes that ChevronTexaco is contractually obligated to indemnify the Company, pursuant to an indemnification agreement, for most of the conditions at the property identified by the New Jersey Department of Environmental Protection and the EPA. Accordingly, the ultimate legal and financial liability of the Company, if any, cannot be estimated with any certainty at this time.

     From October 2003 through December 2006 the Company was notified that the Company was made party to forty-one cases, in Connecticut, Florida, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Vermont, Virginia and West Virginia brought by local water providers or governmental agencies. These cases allege various theories of liability due to contamination of groundwater with MTBE as the basis for claims seeking compensatory and punitive damages. Each case names as defendants approximately fifty petroleum refiners, manufacturers, distributors and retailers of MTBE, or gasoline containing MTBE. The accuracy of the allegations as they relate to the Company, its defenses to such claims, the aggregate amount of damages, the definitive list of defendants and the method of allocating such amounts among the defendants have not been determined. Accordingly, the ultimate legal and financial liability of the Company, if any, cannot be estimated with any certainty at this time.

     Prior to the spin-off, the Company was self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. As of December 31, 2006 and 2005, the Company's consolidated balance sheets included, in accounts payable and accrued expenses, $332,000 and $291,000, respectively, relating to self-insurance obligations. The Company estimates its loss reserves for claims, including claims incurred but not reported, by utilizing actuarial valuations provided annually by its insurance carriers. The Company is required to deposit funds for substantially all of these loss reserves with its insurance carriers, and may be entitled to refunds of amounts previously funded, as the claims are evaluated on an annual basis. Although loss reserve adjustments may have a significant impact on results of operations for any single fiscal year or interim period, the Company currently believes that such adjustments will not have a material adverse effect on the Company's long-term financial position. The Company's consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004 included, in general and administrative expenses, credits of $301,000, $150,000 and $312,000, respectively, for self-insurance loss reserve adjustments. Since the spin-off, the Company has maintained insurance coverage subject to certain deductibles.

4. DEBT

     As of December 31, 2006, debt consists of $45,000,000 in borrowings under the Credit Agreement, described below, and $194,000 of real estate mortgages, bearing interest at a weighted-average interest rate of 4.3% per annum, due in varying amounts through May 1, 2015. Aggregate principal payments in subsequent years for real estate mortgages are as follows: 2007 -- $31,000, 2008 -- $33,000, 2009 -- $27,000, 2010 -- $21,000, 2011 -- $22,000 and $60,000
thereafter. These mortgages payable are collateralized by real estate having an aggregate net book value of approximately $1,288,000 as of December 31, 2006.

     On June 30, 2005, the Company entered into an unsecured three-year senior revolving $100,000,000 Credit Agreement ("Credit Agreement") with a group of six domestic commercial banks which replaced the Company's outstanding $50,000,000 uncommitted line of credit with one bank. The Credit Agreement expires on June 30, 2008 and does not provide for scheduled reductions in the principal balance prior to its maturity. Subject to the terms of the Credit Agreement, the Company has the right to increase the Credit Agreement by $25,000,000 and to extend the term of the Credit Agreement for one additional year.

     The annual commitment fee on the unused Credit Agreement ranges from 0.10% to 0.20% based on the amount of borrowings. The Credit Agreement includes customary terms and conditions, including financial covenants such as leverage and coverage ratios and other customary covenants, including limitations on the Company's ability to incur debt and pay dividends and maintenance of tangible net worth and events of default, including a change of control and failure to maintain REIT status. The Company does not believe that these covenants will limit its current business practices.

     Borrowings under the Credit Agreement bear interest at a rate equal to the sum of a base rate or a LIBOR rate plus an applicable margin based on the Company's leverage ratio and ranging from 0.25% to 1.75%. In April 2006, the Company entered into a $45,000,000 LIBOR based interest rate swap, effective May 1, 2006 through June 30, 2011. The interest rate swap is intended to effectively fix, at 5.44%, the LIBOR component of the interest rate determined under the credit agreement. Effective May 1, 2006, $45,000,000 of the Company's LIBOR based borrowings under the credit agreement bear interest at an effective rate of 6.69%.

     The Company entered into the interest rate swap agreement with a major financial institution, designated and qualifying as a cash flow hedge, to reduce its exposure to the variability in future cash flows attributable to changes in the LIBOR rate. The Company's primary objective when undertaking the hedging transaction and derivative position was to reduce its variable interest rate risk by effectively fixing a portion of the interest rate for existing debt and anticipated refinancing transactions. The Company determined, as of both the hedging instrument's inception and as of December 31, 2006, that the derivative used in the hedging transaction is highly effective in offsetting changes in cash flows associated with the hedged item and that no gain or loss was required to be recognized in earnings during the year representing the hedge's ineffectiveness. At December 31, 2006, the Company's consolidated balance sheets include, in accounts payable and accrued expenses, an obligation for the fair value of the derivative of $821,000. For the year ended December 31, 2006, the Company has recorded the loss in fair value of the swap contract related to the effective portion of the interest rate contract totaling $821,000 in accumulated other comprehensive loss in the Company's consolidated balance sheet. The accumulated comprehensive loss will be reclassified as an increase in interest expense over the remaining term of the interest rate swap agreement, (of which approximately $89,000 is expected to be reclassified within the next twelve months), since it is expected that the Credit Agreement will be refinanced with variable interest rate debt at its maturity.

5. ENVIRONMENTAL EXPENSES

     The Company is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment such as the remediation of known contamination and the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. Environmental expenses are principally attributable to remediation costs which include installing, operating, maintaining and decommissioning remediation systems, monitoring contamination, and governmental agency reporting incurred in connection with contaminated properties. Environmental remediation liabilities and related assets are measured at fair value based on their expected future cash flows which have been adjusted for inflation and discounted to present value. The net change in estimated remediation cost and accretion expense included in environmental expenses in the Company's consolidated statements of operations aggregated $3,274,000, $1,415,000 and $3,346,000 for 2006, 2005 and 2004,
respectively, which amounts were net of changes in estimated recoveries from state underground storage tank ("UST") remediation funds. Environmental expenses also include project management fees, legal fees and provisions for environmental litigation loss reserves.

     In accordance with the leases with certain tenants, the Company has agreed to bring the leased properties with known environmental contamination to within applicable standards and to regulatory or contractual closure ("Closure") in an efficient and economical manner. Generally, upon achieving Closure at each individual property, the Company's environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of the Company's tenant. Generally the liability for the retirement and decommissioning or removal of USTs and other equipment is the responsibility of the Company's tenants. The Company is contingently liable for these obligations in the event that the tenants do not satisfy their responsibilities. A liability has not been accrued for obligations that are the responsibility of the Company's tenants.

     Of the nine hundred nineteen properties leased to Marketing as of December 31, 2006, the Company has agreed to pay all costs relating to, and to indemnify Marketing for, certain environmental liabilities and obligations for the remaining two hundred nine properties that are scheduled in the Master Lease and have not achieved Closure. The Company will continue to seek reimbursement from state UST remediation funds related to these environmental expenditures where available.

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

     Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the Company's liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, the Company considers among other things, enacted laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2006, the Company had remediation action plans in place for two hundred seventy-three (93%) of the two hundred ninety-two properties for which it retained environmental responsibility and has not received a "no further action" letter and the remaining nineteen properties (7%) remain in the assessment phase.

     As of December 31, 2006, 2005, 2004 and 2003, the Company had accrued $17,201,000, $17,350,000, $20,626,000 and $23,551,000 respectively, as management's best estimate of the fair value of reasonably estimable environmental remediation costs. As of December 31, 2006, 2005, 2004 and 2003, the Company had also recorded $3,845,000, $4,264,000, $5,437,000 and $7,454,000, respectively, as management's best estimate for recoveries from state UST remediation funds, net of allowance, related to environmental obligations and liabilities. The net environmental liabilities of $13,086,000, $15,189,000 and $16,097,000 as of December 31, 2005, 2004 and 2003, respectively, were subsequently accreted for the change in present value due to the passage of time and, accordingly, $923,000, $925,000 and $1,054,000 of net accretion expense is included in environmental expenses for the years ended December 31, 2006, 2005 and 2004, respectively.

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

6. INCOME TAXES

     Net cash paid for income taxes for the years ended December 31, 2006, 2005 and 2004 of $576,000, $582,000 and $571,000, respectively, includes amounts related to state and local income taxes for jurisdictions that do not follow the federal tax rules, which are provided for in rental property expenses in the Company's consolidated statements of operations.

     Earnings and profits (as defined in the Internal Revenue Code) is used to determine the tax attributes of dividends paid to stockholders and will differ from income reported for financial statement purposes due to the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes. Earnings and profits were $39,094,000, $38,200,000 and $31,900,000 for the years ended December 31, 2006,
2005 and 2004, respectively. The federal tax attributes of the common dividends for the years ended December 31, 2006, 2005 and 2004 were: ordinary income of 88.0%, 88.8% and 75.3%; capital gains distributions of 0.2%, 0.04% and 0.8% and non-taxable distributions of 11.8%, 11.2% and 23.9%, respectively.

     In order to qualify as a REIT, among other items, the Company paid a $64,162,000 special one-time "earnings and profits" (as defined in the Internal Revenue Code) cash distribution to shareholders in August 2001. Determination of accumulated earnings and profits for federal income tax purposes is extremely complex. Should the Internal Revenue Service successfully assert that the Company's accumulated earnings and profits were greater than the amount distributed, the Company may fail to qualify as a REIT; however, the Company may avoid losing its REIT status by paying a deficiency dividend to eliminate any remaining accumulated earnings and profits. The Company may have to borrow money or sell assets to pay such a deficiency dividend. As of December 31, 2005 and 2004 the Company had accrued $700,000 and $2,194,000, respectively, for this and certain other tax matters which it believes were appropriate based on information then currently available. The accrual for uncertain tax positions is adjusted as circumstances change and as the uncertainties become more clearly defined, such as when audits are settled or exposures expire. Accordingly, an income tax benefit of $700,000 and $1,494,000 was recorded in the third quarters of 2006 and 2005, respectively, due to the elimination of, or net reduction in, the amount accrued for uncertain tax positions since the Company believes that the uncertainties regarding these exposures have been resolved or that it is no longer likely that the exposure will result in a liability upon review. However, the ultimate resolution of these matters may have a significant impact on the results of operations for any single fiscal year or interim period.

7. SHAREHOLDERS' EQUITY

     A summary of the changes in shareholders' equity for the years ended December 31, 2006, 2005, and 2004 is as follows (in thousands, except per share amounts):

                                                                   DIVIDENDS      ACCUMULATED
                                        COMMON STOCK                PAID IN          OTHER
                                      ---------------    PAID-IN   EXCESS OF     COMPREHENSIVE
                                      SHARES   AMOUNT    CAPITAL    EARNINGS          LOSS         TOTAL
                                      ------   ------   --------   ---------     -------------   --------
BALANCE, DECEMBER 31, 2003            24,664    $247    $257,206   $(29,428)         $  --       $228,025
Net earnings                                                         39,352                        39,352
Dividends -- $1.70 per common share                                 (41,963)                      (41,963)
Stock-based compensation                                      25                                       25
Stock options exercised                   30      --          64                                       64
                                      ------    ----    --------   --------          -----       --------
BALANCE, DECEMBER 31, 2004            24,694     247     257,295    (32,039)            --        225,503
                                      ------    ----    --------   --------          -----       --------
Net earnings                                                         45,448                        45,448
Dividends -- $1.76 per common share                                 (43,539)                      (43,539)
Stock-based compensation                                     134                                      134
Stock options exercised                   23      --         337                                      337
                                      ------    ----    --------   --------          -----       --------
BALANCE, DECEMBER 31, 2005            24,717     247     257,766    (30,130)            --        227,883
                                      ------    ----    --------   --------          -----       --------
Net earnings                                                         42,725                        42,725
Dividends -- $1.82 per common share                                 (45,094)                      (45,094)
Stock-based compensation                                     186                                      186
Net unrealized loss on interest
   rate swap                                                                          (821)          (821)
Stock options exercised                   48       1         695                                      696
                                      ------    ----    --------   --------          -----       --------
BALANCE, DECEMBER 31, 2006            24,765    $248    $258,647   $(32,499)(a)      $(821)      $225,575
                                      ======    ====    ========   ========          =====       ========

(a) Net of $103,803 transferred from retained earnings to common stock and paid-in capital as a result of accumulated stock dividends.

     The Company is authorized to issue 20,000,000 shares of preferred stock, par value $.01 per share, for issuance in series, of which none were issued as of December 31, 2006, 2005, 2004 and 2003.

8. EMPLOYEE BENEFIT PLANS

     The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for employees meeting certain service requirements and a supplemental plan for executives (the "Supplemental Plan"). Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Compensation Committee of the Board of Directors. Also, under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to fifty percent of such contributions but in no event more than three percent of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to ten percent of eligible compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the retirement plans approximated $139,000, $141,000 and $139,000 for the years ended December 31, 2006, 2005 and 2004, respectively. These amounts are included in the accompanying consolidated statements of operations.

     The Getty Realty Corp. 2004 Omnibus Incentive Compensation Plan (the "2004 Plan") provides for the grant of restricted stock, restricted stock units, performance awards, dividend equivalents, stock payments and stock awards to all employees and members of the Board of Directors. The 2004 Plan authorizes the Company to grant awards with respect to an aggregate of 1,000,000 shares of common stock through 2014. The aggregate maximum number of shares of common stock that may be subject to awards granted under the 2004 Plan during any calendar year is 80,000.

     In 2006, 2005 and 2004, the Company awarded 12,550, 12,550 and 10,800 restricted stock units ("RSUs") and dividend equivalents to employees, respectively. All of the 35,900 RSUs awarded were outstanding as of December 31, 2006. The RSUs are settled subsequent to the termination of employment with the Company. On the settlement date each RSU will have a value equal to one share of common stock and may be settled, in the sole discretion of the Compensation Committee, in cash or by the issuance of one share of common stock. The RSUs do not provide voting or other shareholder rights unless and until the RSU is settled for a share of common stock. Presently, 25,400 of the RSUs vest starting one year from the date of grant, on a cumulative basis at the annual rate of twenty percent of the total number of RSUs covered by the award, and 10,500 of the RSUs vest on the fifth anniversary of their grant. The dividend equivalents represent the value of the dividend paid per common share multiplied by the number of RSUs covered by the award. The dividend equivalents awarded in 2004 initially vested over a five year period but the awards were subsequently modified to be fully vested in 2005.

     The fair values of the RSUs were determined based on the closing market price of the Company's stock on the date of grant. The fair value of the 2004 award was initially discounted for the value of the dividends that would not have been paid during the vesting period of the dividend equivalents. The fair values of the RSUs granted in 2006, 2005 and 2004 were estimated at $28.80, $26.95 and $19.91 per unit on the date of grant with an aggregate fair value estimated at $361,000, $338,000 and $215,000, respectively. The fair value of the grants is recognized as compensation expense ratably over the five year vesting period of the RSUs. The modification to the 2004 award increased its fair value by $3.02 per unit or $33,000. The fair value of the modification is recognized as compensation expense ratably over the then remaining fifty-one month vesting period of the 2004 award. As of December 31, 2006, there was $638,000 of total unrecognized compensation cost related to RSUs granted under the 2004 Plan.

     The fair value of the 3,320 and 1,560 RSUs which vested during the years ended December 31, 2006 and 2005 was $83,000 and $36,000, respectively. The aggregate intrinsic value of the 35,900 outstanding and the 4,880 vested RSUs as of December 31, 2006 were $1,109,000 and $151,000, respectively. For the years ended December 31, 2006, 2005 and 2004, dividend equivalents aggregating approximately $65,000, $41,000 and $1,000, respectively, were charged against retained earnings when common stock dividends were declared.

     The Company has a stock option plan (the "Stock Option Plan") which authorizes the Company to grant options to purchase shares of the Company's common stock within ten years of the grant date. The Company has not granted options since 2002. The aggregate number of shares of the Company's common stock which may be made the subject of options under the Stock Option Plan may not exceed 1,100,000 shares, subject to further adjustment for stock dividends and stock splits. As of December 31, 2006, all outstanding options were vested, therefore there was no unrecognized compensation cost related to non-vested options granted under the Stock Option Plan. The total fair value of the options vested during the years ended December 31, 2006, 2005 and 2004 was $8,000, $35,000 and $91,000, respectively. As of December 31, 2006 there were 1,750 and 11,000 options outstanding which were exercisable at prices of $16.15 and $18.30 with a remaining contractual life of 5 and 6 years, respectively.

     The following is a schedule of stock option prices and activity relating to the Stock Option Plan:

                                                            YEAR ENDED DECEMBER 31,
                 ----------------------------------------------------------------------------------------------------
                                          2006                                   2005                    2004
                 ----------------------------------------------------   ---------------------   ---------------------
                                          WEIGHTED-
                             WEIGHTED-     AVERAGE        AGGREGATE                 WEIGHTED-               WEIGHTED-
                              AVERAGE     REMAINING       INTRINSIC                  AVERAGE                 AVERAGE
                   NUMBER    EXERCISE    CONTRACTUAL        VALUE         NUMBER    EXERCISE      NUMBER    EXERCISE
                 OF SHARES     PRICE        TERM       (IN THOUSANDS)   OF SHARES     PRICE     OF SHARES     PRICE
                 ---------   ---------   -----------   --------------   ---------   ---------   ---------   ---------
Outstanding at
   beginning
   of year         84,378      $19.48                                    110,549      $18.64     173,085      $18.19
Exercised (a)     (71,628)      19.74                                    (23,374)      15.50     (60,344)      16.40
Cancelled              --          --                                     (2,797)      19.94      (2,192)      24.06
                  -------      ------                                    -------      ------     -------      ------
Outstanding
   at end of
   year            12,750      $18.00        5.9            $164          84,378      $19.48     110,549      $18.64
                  =======      ======        ===            ====         =======      ======     =======      ======
Exercisable
   at end of
   year (b)        12,750      $18.00        5.9            $164          69,503      $19.73      66,299      $18.63
                  =======      ======        ===            ====         =======      ======     =======      ======
Available for
   grant at
   end of year    665,870                                                665,870                 663,073
                  =======                                                =======                 =======

(a) The total intrinsic value of the options exercised during the years ended December 31, 2006, 2005 and 2004 was $704,000, $276,000 and $676,000,
     respectively.

(b) Of the 44,250 non-vested options outstanding as of December 31, 2004, 29,375 vested in 2005 and the remaining 14,875 vested in 2006.

9. QUARTERLY FINANCIAL DATA

     The following is a summary of the quarterly results of operations for the years ended December 31, 2006 and 2005 (unaudited as to quarterly information) (in thousands, except per share amounts):

                                                            THREE MONTHS ENDED
                                         ---------------------------------------------------    YEAR ENDED
YEAR ENDED DECEMBER 31, 2006             MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
----------------------------             ---------   --------   -------------   ------------   ------------
Revenues from rental properties           $18,067     $18,180      $18,087         $18,071       $72,405
Net earnings before income tax benefit     10,531      11,112       10,576           9,806        42,025
Net earnings                               10,531      11,112       11,276           9,806        43,025
Diluted earnings per common share             .43         .45          .46             .40          1.73

                                                            THREE MONTHS ENDED
                                         ---------------------------------------------------    YEAR ENDED
YEAR ENDED DECEMBER 31, 2005             MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
----------------------------             ---------   --------   -------------   ------------   ------------
Revenues from rental properties           $17,396    $17,872       $17,768       $18,341         $71,377
Net earnings before income tax benefit     11,436     10,214(a)     11,272        11,032(a)       43,954
Net earnings                               11,436     10,214(a)     12,766        11,032(a)       45,448
Diluted earnings per common share             .46        .41           .52           .45            1.84

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

10. PROPERTY ACQUISITIONS

     On February 28, 2006, the Company completed the acquisition of eighteen retail motor fuel and convenience store properties located in Western New York for approximately $13,389,000. Simultaneous with the closing on the acquisition, the Company entered into a triple-net lease with a single tenant for all of the properties. The lease provides for annual rentals at a competitive rate and provides for escalations thereafter. The lease has an initial term of fifteen years and provides the tenant options for three renewal terms of five years each. The lease also provides that the tenant is responsible for all existing and future environmental conditions at the properties.

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

            CAPITAL STOCK, STOCK PERFORMANCE GRAPH AND CERTIFICATIONS

CAPITAL STOCK

     Our common stock is traded on the New York Stock Exchange (symbol: "GTY"). There were approximately 14,200 shareholders of our common stock as of March 15, 2007, of which approximately 1,300 were holders of record. The price range of our common stock and cash dividends declared with respect to each share of common stock during the years ended December 31, 2006 and 2005 was as follows:

                                           PRICE RANGE       CASH
                                         ---------------   DIVIDENDS
PERIOD ENDED                              HIGH      LOW    PER SHARE
------------                             ------   ------   ---------
December 31, 2006                        $33.85   $28.84     $.4550
September 30, 2006                        30.43    27.16      .4550
June 30, 2006                             29.10    25.42      .4550
March 31, 2006                            29.99    26.12      .4550

December 31, 2005                        $28.94   $25.25     $.4450
September 30, 2005                        30.70    27.01      .4450
June 30, 2005                             29.35    24.81      .4350
March 31, 2005                            28.78    24.75      .4350

     Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" for a discussion of potential limitations on our ability to pay future dividends.