Form 10-K, Exhibit 13
period 2007-12-31
GETTY REALTY CORP /MD/
filed 2008-03-17
CIK 1052752

EXHIBIT 13
GETTY REALTY CORP. AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(in thousands, except per share amounts and number of properties)

	FOR THE YEARS ENDED DECEMBER 31,
	2007 (a)	2006		2005		2004	2003
OPERATING DATA:
Revenues from rental properties	$78,462	$71,904		$70,881		$65,850	$66,144
Earnings before income taxes and discontinued operations	28,103 (e)	41,620		43,573		38,996	36,656
Income tax benefit	—	700	(b)	1,494	(b)	—	—

Earnings from continuing operations	28,103	42,320		45,067		38,996	36,656
Earnings from discontinued operations	5,791	405		381		356	231

Net earnings	33,894	42,725		45,448		39,352	36,887
Diluted earnings per common share:
Earnings from continuing operations	1.13	1.71		1.82		1.59	1.48	(c)
Net earnings	1.37	1.73		1.84		1.59	1.49	(c)
Diluted weighted-average common shares outstanding	24,787	24,759		24,729		24,721	23,082
Cash dividends declared per share:
Common	1.850	1.820		1.760		1.700	1.675
Preferred	—	—		—		—	1.159	(d)
FUNDS FROM OPERATIONS (e)(f):
Net earnings	33,894	42,725		45,448		39,352	36,887
Preferred stock dividends	—	—		—		—	(2,538)

Net earnings applicable to common shareholders	33,894	42,725		45,448		39,352	34,349
Depreciation and amortization of real estate assets	9,794	7,883		8,113		7,490	8,411
Gains on dispositions of real estate	(6,179)	(1,581)		(1,309)		(618)	(928)
Cumulative effect of accounting change	—	—		—		—	550	(g)

Funds from operations available to common shareholders	37,509	49,027		52,252		46,224	42,382
Deferred rental revenue, net of allowance (straight-line rent)	7,382	(3,010)		(4,170)		(4,464)	(5,537)
Amortization of above-market and below-market leases	(1,047)	—		—		—	—
Income tax benefit	—	(700	) (b)	(1,494	) (b)	--	—

Adjusted Funds From Operations available to common shareholders	43,844	45,317		46,588		41,760	36,845
(continued)

GETTY REALTY CORP. AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(in thousands, except per share amounts and number of properties)

	FOR THE YEARS ENDED DECEMBER 31,
	2007 (a)	2006	2005	2004	2003
BALANCE SHEET DATA (AT END OF YEAR):
Real estate before accumulated depreciation and amortization	$474,254	$383,558	$370,495	$346,590	$318,222
Total assets	396,911	310,922	301,468	292,088	273,596
Debt	132,500	45,194	34,224	24,509	844
Shareholders’ equity	212,178	225,575	227,883	225,503	228,025

NUMBER OF PROPERTIES:
Owned	880	836	814	795	772
Leased	203	216	241	250	256

Total properties	1,083	1,052	1,055	1,045	1,028

(a)	Includes (from the date of the acquisition) the effect of the $84.6 million acquisition of convenience stores and gas station properties from FF-TSY Holding Company II LLC (successor to Trustreet Properties, Inc.) which was substantially completed by the end of the first quarter of 2007.

(b)	The years ended 2006 and 2005 include income tax benefits recognized due to the elimination of, or reduction in, amounts accrued for uncertain tax positions related to being taxed as a C-corp. prior to our election to be treated as a REIT under the federal income tax laws in 2001. Income taxes have not had a significant impact on our earnings since we first elected to be treated as a REIT.

(c)	Diluted earnings per common share of $1.51 before the impact of the cumulative effect of accounting change (see note (f) below).

(d)	In August 2003, we called for redemption of our outstanding preferred stock. Prior to the September 24, 2003 redemption date, shareholders with 98% of the preferred stock exercised their right to convert their shares of preferred stock into 3.2 million shares of common stock. The remaining shares of outstanding preferred stock were redeemed for an aggregate amount of $1.2 million.

(e)	Includes the effect of a $10.5 million non-cash reserve for the full amount of the deferred rent receivable recorded as of December 31, 2007 related to approximately 40% of the properties under leases with our primary tenant, Getty Petroleum Marketing, Inc. (See recent developments related to Marketing and the Marketing Leases in “Recent Developments” above for additional information.)

(f)	In addition to measurements defined by generally accepted accounting principles (“GAAP”), our management also focuses on funds from operations available to common shareholders (“FFO”) and adjusted funds from operations available to common shareholders (“AFFO”) to measure our performance. FFO is generally considered to be an appropriate supplemental non-GAAP measure of the performance of real estate investment trusts (“REITs”). FFO is defined by the National Association of Real Estate Investment Trusts as net earnings before depreciation and amortization of real estate assets, gains or losses on dispositions of real estate, (including such non-FFO items reported in discontinued operations), extraordinary items, and cumulative effect of accounting change. Other REITs may use definitions of FFO and/or AFFO that are different than ours and; accordingly, may not be comparable.
We believe that FFO is helpful to investors in measuring our performance because FFO excludes various items included in GAAP net earnings that do not relate to, or are not indicative of, our fundamental operating performance such as gains or losses from property dispositions and depreciation and amortization of real estate assets. In our case, however, GAAP net earnings and FFO include the significant impact of deferred rental revenue (straight-line rental revenue) and the net amortization of above-market and below-market leases on our recognition of revenue from rental properties, as offset by the impact of related collection reserves. Deferred rental revenue results primarily from fixed rental increases scheduled under certain leases with our tenants. In accordance with GAAP, the aggregate minimum rent due over the current term of these leases is recognized on a straight-line basis rather than when the payment is due. The present value of the difference between the fair market rent and the contractual rent for in-place leases at the time properties are acquired is amortized into revenue from rental properties over the remaining lives of the in-place leases. GAAP net earnings and FFO also include income tax benefits recognized due to the elimination of, or reduction in, amounts accrued for uncertain tax positions related to being taxed as a C-corp. rather than as a REIT prior to 2001 (see note (b) above). As a result, management pays particular attention to AFFO, a supplemental non-GAAP performance measure that we define as FFO less straight-line rental revenue, net amortization of above-market and below-market leases and income tax benefit. In management’s view, AFFO provides a more accurate depiction than FFO of the impact of the scheduled rent increases under these leases, rental revenue from acquired in-place leases and our election to be treated as a REIT under the federal income tax laws beginning in 2001. Neither FFO nor AFFO represent cash generated from operating activities calculated in accordance with generally accepted accounting principles and therefore should not be considered an alternative for GAAP net earnings or as a measure of liquidity.

(g)	In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. (“SFAS”) 143, “Accounting for Asset Retirement Obligations.” SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recognized at their fair value if the asset retirements obligations results from the normal operation of those assets and a reasonable estimate of fair value can be made. Due to the adoption of SFAS 143 effective January 1, 2003, accrued environmental remediation costs and recoveries from state underground storage tank funds were adjusted to their estimated fair value resulting in a one-time cumulative effect of change in accounting charge of $550,000.

GETTY REALTY CORP. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations
     The following discussion and analysis should be read in conjunction with Selected Financial Data on page 5 and 6, the consolidated financial statements and related notes and the forward-looking disclaimer language included elsewhere in this Annual Report to Shareholders.
RECENT DEVELOPMENTS
     A substantial portion of our revenues (76% for the three months ended December 31, 2007 and 78% for the year ended December 31, 2007) are derived from leases (the “Marketing Leases”) with our primary tenant, Getty Petroleum Marketing Inc. (“Marketing”). Accordingly, our revenues are dependent to a large degree on the economic performance of Marketing and of the petroleum marketing industry, and any factor that adversely affects Marketing, or our relationship with Marketing, may have a material adverse effect on us. Through March 2008, Marketing has made all required monthly rental payments under the Marketing Leases when due, although there is no assurance that it will continue to do so. Even though Marketing is wholly-owned by a subsidiary of OAO LUKoil (“Lukoil”), one of the largest integrated Russian oil companies, Lukoil is not a guarantor of the Marketing Leases and there can be no assurance that Lukoil will continue to provide credit enhancement or additional capital to Marketing in the future.
     In accordance with generally accepted accounting principles (“GAAP”), the aggregate minimum rent due over the current terms of the Marketing Leases, substantially all of which are scheduled to expire in December 2015, is recognized on a straight-line basis rather than when the cash payment is due. We have recorded as deferred rent receivable on our consolidated balance sheet the cumulative difference between lease revenue recognized under this straight line accounting method and the lease revenue recognized when the payment is due under the contractual payment terms. We provide reserves for a portion of the recorded deferred rent receivable if circumstances indicate that a property may be disposed of before the end of the current lease term or if it is not reasonable to assume that a tenant will make all of its contractual lease payments when due during the current lease term. Our assessments and assumptions regarding the recoverability of the deferred rent receivable related to the properties subject to the Marketing Leases are reviewed on a quarterly basis and such assessments and assumptions are subject to change.
     We have had periodic discussions with representatives of Marketing regarding potential modifications to the Marketing Leases and in the course of such discussions Marketing has proposed to (i) remove approximately 40% of the properties (the “Subject Properties”) from the Marketing Leases and eliminate payment of rent to us, and eliminate or reduce payment of operating expenses, with respect to the Subject Properties, and (ii) reduce the aggregate amount of rent payable to us for the approximately 60% of the properties that would remain under the Marketing Leases (the “Remaining Properties”). In light of these developments, and Marketing’s financial performance, which continued to deteriorate in the fourth quarter and for the year ended December 31, 2007 (as discussed below), we intend to attempt to negotiate with Marketing for a modification of the Marketing Leases which removes the Subject Properties from the Marketing Leases. Following any such modification, we intend either to relet the Subject Properties or to sell the Subject Properties and reinvest the proceeds in new properties. Any such modification would likely significantly reduce the amount of rent we receive from Marketing and increase our operating expenses. We cannot accurately predict if or when the Marketing Leases will be modified or what the terms of any agreement may be if the Marketing Leases are modified. We also cannot accurately predict what actions Marketing and Lukoil may take, and what our recourse may be, whether the Marketing Leases are modified or not.
     Representatives of Marketing have also indicated to us that they are considering significant changes to Marketing’s business model. We intend to attempt to negotiate with Marketing for a modification of the Marketing Leases to remove the Subject Properties; however if Marketing ultimately determines that its business strategy is to exit all of the properties it leases from us or to divest a composition of properties different from the properties comprising the Subject Properties, it is our intention to cooperate with Marketing in accomplishing those objectives to the extent that is prudent for us to do so by seeking replacement tenants or buyers for the properties subject to the Marketing Leases, either individually, in groups of properties, or by seeking a single tenant for the entire portfolio of properties subject to the Marketing Leases. Although we are the fee or leasehold owner of the properties subject to the Marketing Leases and the owner of the Getty® brand and have prior experience with tenants who operate their gas stations, convenience stores, automotive repair services or other businesses at our properties, in the event that the Subject Properties or other properties are removed from the Marketing Leases, we cannot accurately predict if, when, or on what terms, such properties could be re-let or sold.
     In February 2008 we received Marketing’s unaudited financial statements for the year ended December 31, 2007 and became aware that the previously disclosed deterioration in Marketing’s financial performance had continued to a point where, in conjunction with our intention to attempt to negotiate with Marketing for a modification of the Marketing Leases to remove the Subject Properties, we can no longer reasonably assume that we will collect all of the rent due to us related to the Subject Properties for the remainder of the current lease terms. In reaching this conclusion, we relied on various indicators, including, but not limited to, the following: (i) Marketing’s significant operating losses, (ii) its negative cash flow from operating activities, (iii) its asset impairment charges for underperforming assets, and (iv) its negative earnings before interest, taxes, depreciation, amortization and rent payable to the Company. Based upon our assessments and assumptions, we believe that it is probable at this time that Lukoil would not allow Marketing to fail to perform its obligations under the Marketing Leases. Should our assessments and assumptions prove to be incorrect, the conclusions reached by the Company relating to (i) recoverability of the deferred rent receivable for the Remaining Properties and (ii) Marketing’s ability to pay its environmental liabilities (as discussed below) would likely change.
     Based upon our belief that Marketing desires to have the Subject Properties removed from the Marketing Leases, and our intention to attempt to negotiate a modification of the Marketing Leases to such end, we believe that Marketing will not make all contractual lease payments when due for the entire current term of the Marketing Leases with respect to the Subject Properties. Accordingly, we have reserved approximately $10.5 million of the deferred rent receivable recorded as of December 31, 2007, which is the full amount of the deferred rent receivable related to the Subject Properties. This non-cash reserve has been reflected in our results of operations for the fourth quarter and year ended December 31, 2007 based on information that became available to us from Marketing after we announced our results of operations for those periods. Providing this $10.5 million reserve reduces our net earnings and our funds from operations but does not impact our cash flow from operating activities or adjusted funds from operations since the impact of the straight-line method of accounting is not included in our determination of adjusted funds from operations. For additional information regarding funds from operations and adjusted funds from operations, which are non-GAAP measures, see “General — Supplemental Non-GAAP Measures” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” both of which appear in our Annual Report to Shareholders filed as exhibit 13 to this Annual Report on Form 10-K and are incorporated by reference herein. While we believe it is no longer reasonable to assume that Marketing will make all contractual lease payments when due for the entire current term of the Marketing Leases with respect to the Subject Properties, after considering Marketing’s financial condition, our intention to negotiate a modification of the Marketing Leases, and certain other factors, including but not limited to those described above, we continue to believe that it is probable that we will collect the deferred rent receivable recorded as of December 31, 2007 related to the Remaining Properties. In addition, based upon our evaluation of the carrying value of the Subject Properties, we believe that no impairment adjustment is necessary for the Subject Properties as of December 31, 2007 pursuant to the provisions of Statement of Financial Accounting Standards No. 144. We intend to regularly review our assumptions that affect the accounting for rental revenue related to the Remaining Properties subject to the Marketing Leases and our assumptions regarding potential impairment of the Subject Properties and, if appropriate, to consider adjusting our reserves. Beginning in the first quarter of 2008, we anticipate that the rental revenue for the Remaining Properties will continue to be recognized on a straight-line basis and the rental revenue for the Subject Properties will be recognized when paid under the contractual payment terms.
     As the operator of our properties under the Marketing Leases, Marketing is directly responsible to pay for the remediation of environmental contamination it causes and to comply with various environmental laws and regulations. In addition, the Marketing Leases and various other agreements between Marketing and us allocate responsibility for known and unknown environmental liabilities between Marketing and us relating to the properties subject to the Marketing Leases. Based on various factors, including our assessments and assumptions at this time that Lukoil would not allow Marketing to fail to perform its obligations under the Marketing Leases, we believe that Marketing will continue to pay for substantially all environmental contamination and remediation costs allocated to it under the Marketing Leases. It is possible that our assumptions regarding the ultimate allocation methods and share of responsibility that we used to allocate environmental liabilities may change as a result of the factors discussed above, or otherwise, which may result in adjustments to the amounts recorded for environmental litigation accruals, environmental remediation liabilities and related assets. We may ultimately be responsible to directly pay for environmental liabilities as the property owner if Marketing fails to pay them. We are required to accrue for environmental liabilities that we believe are allocable to Marketing under the Marketing Leases and various other agreements if we determine that it is probable that Marketing will not pay its environmental obligations.

     Based upon our assessment of Marketing’s financial condition and certain other factors, including but not limited to those described above, we believe at this time that it is not probable that Marketing will not pay the environmental liabilities allocable to it under the Marketing Leases and various other agreements and, therefore, have not accrued for such environmental liabilities. Our assessments and assumptions that affect the recording of environmental liabilities related to the properties subject to the Marketing Leases are reviewed on a quarterly basis and such assessments and assumptions are subject to change.
     We periodically receive and review Marketing’s financial statements and other financial data. We receive this information from Marketing pursuant to the terms of Master Lease. Certain of this information is not publicly available and Marketing contends that the terms of the Master Lease prohibit us from including this financial information in our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q or in our Annual Reports to Shareholders. As we had previously disclosed in our filings with the SEC, the financial performance of Marketing has been significantly deteriorating as compared to Marketing’s financial performance for prior periods that were previously presented in our filings with the SEC. Marketing’s current financial data is not publicly available. Any financial data of Marketing that we were able to provide in our periodic reports was publicly available and was derived from financial data provided by Marketing, and neither we nor our auditors were involved with the preparation of such data, and as a result, we cannot provide any assurance thereon. Additionally, our auditors were not engaged to review or audit such data. You should not rely on the selected balance sheet data or operating data related to prior years that was previously presented in our filings as representative of Marketing’s current financial condition or current results of operations.
     We cannot provide any assurance that Marketing will continue to pay its debts or meet its rental, environmental or other obligations under the Marketing Leases prior or subsequent to any potential modification to the Marketing Leases discussed above. Additionally, we may be required to (i) reserve additional amounts of the deferred rent receivable at a later time, (ii) accrue for environmental liabilities that we believe are allocable to Marketing under the Marketing Leases and various other agreements, or (iii) record an impairment charge related to the Subject Properties as a result of the proposed modification of the Marketing Leases. In the event that Marketing cannot or will not perform its rental, environmental or other obligations under the Marketing Leases; if the Marketing Leases are modified significantly or terminated; if we determine that it is probable that Marketing will not meet its environmental obligations and we accrue for such liabilities; if we are unable to relet or sell the properties subject to the Marketing Leases; or if we change our assumptions that affect the accounting for rental revenue or environmental liabilities related to the Marketing Leases; our business, financial condition, revenues, operating expenses, results of operations, liquidity, ability to pay dividends and stock price may be materially adversely affected.
GENERAL
Real Estate Investment Trust
     We are a real estate investment trust (“REIT”) specializing in the ownership and leasing of retail motor fuel and convenience store properties and petroleum distribution terminals. We elected to be treated as a REIT under the federal income tax laws beginning January 1, 2001. As a REIT, we are not subject to federal corporate income tax on the taxable income we distribute to our shareholders. In order to continue to qualify for taxation as a REIT, we are required, among other things, to distribute at least ninety percent of our taxable income to shareholders each year.
Retail Petroleum Marketing Business
     We lease or sublet our properties primarily to distributors and retailers engaged in the sale of gasoline and other motor fuel products, convenience store products and automotive repair services. These tenants are responsible for the payment of taxes, maintenance, repair, insurance and other operating expenses and for managing the actual operations conducted at these properties. As of December 31, 2007, we leased eight hundred ninety of our one thousand eighty-three properties on a long-term basis under a unitary Master Lease with an initial term effective through December 2015 and supplemental leases for ten properties with initial terms of varying expiration dates Marketing which was spun-off to our shareholders as a separate publicly held company in March 1997. In December 2000, Marketing was acquired by a subsidiary of Lukoil, one of the largest integrated Russian oil companies.
     Marketing’s financial results depend largely on retail petroleum marketing margins and rental income from subtenants who operate their convenience stores, automotive repair service or other businesses at our properties. The petroleum marketing industry has been and continues to be volatile and highly competitive. For information regarding factors that could adversely affect us relating to Marketing, or our other lessees, see “Part I, Item 1A. Risk Factors” in our Annual Report on Form 10-K. (See recent developments related to Marketing and the Marketing Leases in “Recent Developments” above for additional information.)
Unresolved Staff Comments
     One comment remains unresolved as part of a periodic review commenced in 2004 by the Division of Corporation Finance of the SEC of our Annual Report on Form 10-K for the year ended December 31, 2003 pertaining to the SEC’s position that we must include the financial statements and summarized financial data of Marketing in our periodic filings, which Marketing contends is prohibited by the terms of the Master Lease. In June 2005, the SEC indicated that, unless we file Marketing’s financial statements and summarized financial data with our periodic reports: (i) it will not consider our Annual Reports on Forms 10-K for the years beginning with 2000 to be compliant; (ii) it will not consider us to be current in our reporting requirements; (iii) it will not be in a position to declare effective any registration statements we may file for public offerings of our securities; and (iv) we should consider how the SEC’s conclusion impacts our ability to make offers and sales of our securities under existing registration statements and if we have a liability for such offers and sales made pursuant to registration statements that did not contain the financial statements of Marketing.
     We believe that the SEC’s position is based on their interpretation of certain provisions of their internal Accounting Disclosure Rules and Practices Training Material, Staff Accounting Bulletin No. 71 and Rule 3-13 of Regulation S-X. We do not believe that any of this guidance is clearly applicable to our particular circumstances and we believe that, even if it were, we should be entitled to certain relief from compliance with such requirements. Marketing subleases our properties to approximately eight hundred independent, individual service station/convenience store operators (subtenants). Consequently, we believe that we, as the owner of these properties and the Getty® brand, could relet these properties to the existing subtenants who operate their convenience stores, automotive repair services or other businesses at our properties, or to others, at market rents although we cannot accurately predict if, when, or on what terms, such properties would be re-let or sold. The SEC did not accept our positions regarding the inclusion of Marketing’s financial statements in our filings. We have had no communication with the SEC since 2005 regarding the unresolved comment. We cannot accurately predict the consequences if we are ultimately unable to resolve this outstanding comment.
Supplemental Non-GAAP Measures
     We manage our business to enhance the value of our real estate portfolio and, as a REIT, place particular emphasis on minimizing risk and generating cash sufficient to make required distributions to shareholders of at least ninety percent of our taxable income each year. In addition to measurements defined by generally accepted accounting principles (“GAAP”), our management also focuses on funds from operations available to common shareholders (“FFO”) and adjusted funds from operations available to common shareholders (“AFFO”) to measure our performance. FFO is generally considered to be an appropriate supplemental non-GAAP measure of the performance of REITs. FFO is defined by the National Association of Real Estate Investment Trusts as net earnings before depreciation and amortization of real estate assets, gains or losses on dispositions of real estate, (including such non-FFO items reported in discontinued operations), extraordinary items and cumulative effect of accounting change. Other REITs may use definitions of FFO and/or AFFO that are different than ours and; accordingly, may not be comparable.
     We believe that FFO is helpful to investors in measuring our performance because FFO excludes various items included in GAAP net earnings that do not relate to, or are not indicative of, our fundamental operating performance such as gains or losses from property dispositions and depreciation and amortization of real estate assets. In our case, however, GAAP net earnings and FFO include the significant impact of deferred rental revenue (straight-line rental revenue) and the net amortization of above-market and below-market leases on our recognition of revenues from rental properties, as offset by the impact of related collection reserves. Deferred rental revenue results primarily from fixed rental increases scheduled under certain leases with our tenants. In accordance with GAAP, the aggregate minimum rent due over the current term of these leases are recognized on a straight-line basis rather than when payment is due. The present value of the difference between the fair market rent and the contractual rent for in-place leases at the time properties are acquired is amortized into revenue from rental properties over the remaining lives of the in-place leases. GAAP net earnings and FFO also include income tax benefits recognized due to the elimination of, or a net reduction in, amounts accrued for uncertain tax positions related to being taxed as a C-corp., rather than as a REIT, prior to 2001. As a result, management pays particular attention to AFFO, a supplemental non-GAAP performance measure that we define as FFO less straight-line rental revenue, net amortization of above-market and below-market leases and income tax benefit. In management’s view, AFFO provides a more accurate depiction than FFO of the impact of scheduled rent increases under these leases, rental revenue from acquired in-place leases and our election to be treated as a REIT under the federal income tax laws beginning in 2001. Neither FFO nor AFFO represent cash generated from operating activities calculated in accordance with generally accepted accounting principles and therefore these measures should not be considered an alternative for GAAP net earnings or as a measure of liquidity. FFO and AFFO are reconciled to net earnings in Selected Financial Data on page 5 and 6.
     Net earnings, earning from continuing operations and FFO for 2007 were reduced by the non-cash $10.5 million reserve for the deferred rent receivable recorded as of December 31, 2007 for approximately 40% of the properties leased to Marketing under the Marketing Leases. (See recent developments related to Marketing and the Marketing Leases in “Recent Developments” above for additional information.) If the amount of the non-cash reserve were added to our net earnings, earning from continuing operations and FFO, as compared to 2006; net earnings would have increased by $1.7 million to $44.4 million, or $1.79 per share, for the year ended December 31, 2007; earnings before discontinued operations would have decreased by $3.7 million to $38.6 million for the year ended December 31, 2007; and FFO would have decreased by $1.0 million to $48.0 million, or $1.94 per share, for the year ended December 31, 2007. We believe that these supplemental non-GAAP measures are important to assist in the analysis of our performance for 2007, as compared to 2006, exclusive of the impact of the non-cash reserve on our results of operations and are reconciled below (in thousands):

	Non-
	adjusted	Reserve	As Adjusted
Net earnings	$33,894	$10,494	$44,388
Earnings from continuing operations	28,103	10,494	38,597
Funds from operations	37,509	10,494	48,003
2006 and 2007 Acquisitions
     On February 28, 2006, we completed the acquisition of eighteen retail motor fuel and convenience store properties located in Western New York for approximately $13,389,000. Simultaneous with the closing on the acquisition, we entered into a triple-net lease with a single tenant for all of the properties. The lease provides for annual rentals at competitive rates and provides for escalations thereafter. The lease has an initial term of fifteen years and provides the tenant options for three renewal terms of five years each. The lease also provides that the tenant is responsible for all existing and future environmental conditions at the properties.
     Effective March 31, 2007, we acquired fifty-nine convenience store and retail motor fuel properties in ten states from various subsidiaries of FF-TSY Holding Company II, LLC (the successor to Trustreet Properties, Inc.) (“Trustreet”), a subsidiary of General Electric Capital Corporation, for cash with funds drawn under our credit facility. Effective April 23, 2007, we acquired five additional properties from Trustreet. The aggregate cost of the acquisitions, including transaction costs, was approximately $84.5 million. Substantially all of the properties are triple-net leased to tenants who previously leased the properties from the seller. The leases generally provide that the tenants are responsible for substantially all existing and future environmental conditions at the properties. In addition, in 2007, we exercised our fixed price purchase option for seven leased properties, purchased two properties and redeveloped one property by purchasing land adjacent to it and building a new convenience store on the existing site.
RESULTS OF OPERATIONS
Year ended December 31, 2007 compared to year ended December 31, 2006
     Revenues from rental properties increased by $6.6 million to $78.5 million for the year ended December 31, 2007, as compared to $71.9 million for 2006. We received approximately $60.0 million for 2007, and $59.8 million for 2006, from properties leased to Marketing under the Marketing Leases. We also received rent of $15.1 million for 2007 and $9.1 million for 2006 from other tenants. The increase in rent received was primarily due to rent from properties acquired in March 2007 and February 2006, and rent escalations, partially offset by the effect of dispositions of real estate. In addition, revenues from rental properties include deferred rental revenue of $2.4 million for 2007, as compared to $3.0 million for 2006, recorded as required by GAAP, related to fixed rent increases scheduled under certain leases with tenants. The aggregate minimum rent due over the current term of these leases are recognized on a straight-line basis rather than when payment is due. Revenues from rental properties also include $1.0 million of net amortization of above-market and below-market leases due to the properties acquired in 2007. The present value of the difference between the fair market rent and the contractual rent for in-place leases at the time properties are acquired is amortized into revenue from rental properties over the remaining lives of the in-place leases.
     As a result revenues from rental properties increased by $6.6 million to $78.5 million for the year ended December 21, 2007, as compared to $71.9 million for 2006.
     Rental property expenses, which are primarily comprised of rent expense and real estate and other state and local taxes, were $9.4 million for 2007, as compared to $9.7 million for 2006. The decrease in rent expense was principally due to the reduction in the number of leased locations compared to the prior year.
     Environmental expenses, net of estimated recoveries from state underground storage tank (“UST” or “USTs”) funds for 2007 were $8.2 million, as compared to $5.5 million for 2006. The increase was primarily due to a $1.9 million increase in change in net estimated environmental costs, and a $0.8 million increase in environmental related litigation expenses and legal fees as compared to the prior year period. The increase in the net change in estimated environmental costs was due to the increase in project scope or duration and related cost forecasts at a limited number of properties, including one site that we have agreed to remediate as part of a legal settlement with the State of New York and regulator mandated project changes at other sites. The increase in environmental related litigation expenses was due to $0.5 million of higher legal fees and $0.3 million of higher litigation loss reserves.
     General and administrative expenses for 2007 were $6.7 million, as compared to $5.6 million recorded for 2006. The increase in general and administrative expenses was principally due to $0.5 million of higher employee related expenses, $0.2 million of higher professional fees and a charge of $0.1 million to insurance loss reserves recorded in 2007, as compared to a credit of $0.3 million recorded in 2006. The insurance loss reserves were established under our self funded insurance program that was terminated in 1997. Employee related expenses increased primarily due to the payment of severance in connection with the resignation of Mr. Andy Smith, the former President and Chief Legal Officer of the Company, in the fourth quarter of 2007.
     Allowance for deferred rent receivable was $10.5 million for the quarter and year ended December 31, 2007. The non-cash allowance was provided since we can no longer reasonably assume that we will collect all of the rent due to us related to approximately 40% of the properties leased to Marketing for the remainder of the current terms of the Marketing Leases. (See recent developments related to Marketing and the Marketing Leases in “Recent Developments” above for additional information.)
     Depreciation and amortization expense for 2007 was $9.8 million, as compared to $7.8 million for 2006. The increase was primarily due to properties acquired in 2007 and 2006, offset by the effect of dispositions of real estate and lease expirations.
     As a result, total operating expenses increased by approximately $15.9 million for 2007 as compared to 2006.
     Other income, net, substantially all of which is comprised of certain gains from dispositions of real estate and leasehold interests, was $1.9 million for 2007 and 2006. Gains on dispositions of real estate from discontinued operations were $4.6 million for 2007. Gain on dispositions of real estate in 2007 increased by an aggregate of $4.6 million to $6.2 million, as compared to $1.6 million for the prior year. For 2007, there were thirteen property dispositions, including six properties that were mutually agreed to be removed from the Marketing Leases prior to their scheduled lease expiration, a partial land taking under eminent domain and an increase in the awards for two takings that occurred in prior years, as compared to seven property dispositions, a total property taking and seven partial land takings recorded in the prior year period.
     Interest expense was $7.8 million for 2007, as compared to $3.5 million for 2006. The increase was primarily due to increased borrowings used to finance the acquisition of properties in 2007 and 2006.
     The income tax benefit of $0.7 million recorded in 2006 was recognized due to the elimination of the accrual for uncertain tax positions since management believes that the uncertainties regarding these exposures have been resolved or that it is no longer likely that the exposure will result in a liability upon review. However, the ultimate resolution of these matters may have a significant impact on our results of operations for any single fiscal year or interim period.

     As a result, net earnings were $33.9 million for 2007, as compared to $42.7 million for 2006, a decrease of 20.6%, or $8.8 million. Earnings from continuing operations were $28.1 million for 2007, as compared to $42.3 million for 2006, a decrease of 33.6%, or $14.2 million. For the same period, FFO decreased by 23.5% to $37.5 million, as compared to $49.0 million for prior year period and AFFO decreased by 3.3%, or $1.5 million, to $43.8 million, as compared to $45.3 million for 2006. The decrease in FFO for 2007 was primarily due to the changes in net earnings described above but excludes a $1.9 million increase in depreciation and amortization expense and a $4.6 million increase in gains on dispositions of real estate. The decrease in AFFO for 2007 also excludes the $0.7 million decrease in income tax benefit, the $0.1 million decrease in deferred rental revenue, a $1.0 million increase in net amortization of above-market and below-market leases and the $10.5 million allowance for deferred rent receivable recorded in 2007 (which are included in net earnings and FFO but are excluded from AFFO).
     Diluted earnings per share were $1.37 per share for 2007, a decrease of $0.36 per share, as compared to $1.73 per share for 2006. Diluted FFO per share for 2007 was $1.51 per share, a decrease of $0.47 per share, as compared to 2006. Diluted AFFO per share for 2007 was $1.77 per share, a decrease of $0.06 per share, as compared to 2006.
Year ended December 31, 2006 compared to year ended December 31, 2005
     Revenues from rental properties increased by $1.0 million to $71.9 million for the year ended December 31, 2006, as compared to $70.9 million for 2005. We received approximately $59.8 million for 2006 and $59.3 million for 2005 from properties leased to Marketing under the Marketing Leases. We also received rent of $9.1 million for 2006, and $7.5 million for 2005, from other tenants. The increase in rent received was primarily due to rent from properties acquired in February 2006 and March 2005, and rent escalations, partially offset by the effect of dispositions of real estate. In addition, revenues from rental properties include deferred rental revenue of $3.0 million for 2006, as compared to $4.2 million in 2005, recorded as required by GAAP, related to fixed rent increases scheduled under certain leases with tenants. The aggregate minimum rent due over the current term of these leases are recognized on a straight-line basis rather than when the payment is due.
     Rental property expenses, which are primarily comprised of rent expense and real estate and other state and local taxes, were $9.7 million for 2006, as compared to $11.7 million for 2005. The decrease in rental property expenses is principally due to an adjustment of $1.5 million recorded in the fourth quarter of 2005 for a change in accounting for rent expense from a contractual to a straight-line basis. The decrease in rent expense was also due to the reduction in the number of leased locations compared to the prior year.
     Environmental expenses, net of estimated recoveries from state UST for 2006 were $5.5 million, as compared to $2.4 million for 2005. The increase was primarily due to a $1.2 million increase in environmental related litigation expenses and legal fees as well as a $1.8 million increase in net change in estimated environmental costs, as compared to the prior year period. Environmental related litigation expenses and legal fees were $1.4 million for 2006 compared to $0.2 million for 2005, which prior period includes a $0.6 million net reduction in environmental related litigation loss reserve estimates. Net change in estimated environmental costs increased in 2006, as compared to 2005, partially due to additional expenses resulting from the imposition by state regulators of more stringent remediation requirements for projects in the states of Massachusetts and New Jersey and an increase in rates paid for environmental remediation services.
     General and administrative expenses for 2006 were $5.6 million, as compared to $4.9 million recorded for 2005. The increase in general and administrative expenses is due to higher professional fees.
     Depreciation and amortization expense for 2006 was $7.8 million, as compared to $8.1 million recorded for 2005.
     As a result, total operating expenses increased by approximately $1.5 million for 2006, as compared to 2005.
     Other income, net was $1.9 million for 2006, as compared to $1.6 million for 2005. The increase was primarily due to $0.3 million of increased gains on dispositions of real estate.
     Interest expense was $3.5 million for 2006, as compared to $1.8 million for 2005. The increase was primarily due to increased borrowings used to finance the acquisition of properties in March 2005 and February 2006. Interest expense also increased due to higher effective interest rates under our credit facilities which averaged 6.5% for 2006, as compared to 4.7% for 2005.

     In April 2006, we entered into a $45.0 million LIBOR based interest rate swap, effective May 1, 2006 through June 30, 2011. The interest rate swap is intended to hedge our current exposure to market interest rate risk by effectively fixing, at 5.44%, the LIBOR component of the interest rate determined under our revolving credit agreement (described below) or future exposure to variable interest rate risk due to borrowing arrangements that may be entered into prior to the expiration of the interest rate swap.
     Income tax benefit was $0.7 million for 2006, as compared to $1.5 million for the prior year period. The tax benefit of $0.7 million recorded in 2006 was recognized due to the elimination of the accrual for uncertain tax positions since management believes that the uncertainties regarding these exposures have been resolved or that it is no longer likely that the exposure will result in a liability upon review. However, the ultimate resolution of these matters may have a significant impact on our results of operations for any single fiscal year or interim period.
     During the fourth quarter of 2005, we recorded a reduction in net earnings of $1.4 million as a result of adjustments which should have been recorded in prior years and are included in the results of operations for 2005 discussed herein. The adjustments consisted of a $0.1 million of rental income for lease terminations and $1.5 million of rent expense for a change in accounting for rent expense from a contractual to a straight-line basis. We believe that these adjustments are not material to any previously issued financial statements and that the impacts of recording these adjustments are not material, individually or in the aggregate, to the year ended December 31, 2005.
     As a result, net earnings were $42.7 million for 2006, a decrease of 6.0%, or $2.7 million, as compared to $45.4 million for the comparable prior year period. Net earnings from continuing operations were $42.3 million for 2006, as compared to $45.1 million for 2005, a decrease of 6.2%, or $2.8 million. For the same period, FFO decreased by 6.2%, or $3.2 million, to $49.0 million and AFFO decreased by 2.7%, or $1.2 million, to $45.3 million. The decreases in FFO and AFFO were primarily due to the changes in net earnings from continuing operations described above but include discontinued operations and exclude the aggregate improvement in earnings of $0.5 million due to lower depreciation expense and higher gains on dispositions of properties. FFO decreased more then AFFO on both a dollar and percentage basis due to a $2.0 million aggregate decrease in deferred rental revenue and income tax benefit (which are included in net earnings and FFO but are excluded from AFFO) recorded for 2006, as compared to 2005.
     Diluted earnings per share for 2006 was $1.73 per share a decrease of $0.11 per share, or 6.0%, as compared to 2005. Diluted FFO per share for 2006 was $1.98 per share, a decrease of $0.13 per share, or 6.2%, as compared to 2005. Diluted AFFO per share for 2006 was $1.83 per share, a decrease of $0.05 per share, or 2.7%, as compared to 2005.
LIQUIDITY AND CAPITAL RESOURCES
     Our principal sources of liquidity are the cash flows from our business, funds available under a revolving credit agreement that expires in 2011 and available cash and cash equivalents. Management believes that our operating cash needs for the next twelve months can be met by cash flows from operations, borrowings under our credit agreement and available cash and cash equivalents. The recent disruption in the credit markets and the resulting impact on the availability of funding generally may limit our access to one or more funding sources. In addition, we expect that the costs associated with any additional borrowings we may undertake may be adversely impacted, as compared to such costs prior to the disruption of the credit markets.
     On March 27, 2007, we entered into an amended and restated senior unsecured revolving credit agreement (the “Credit Agreement”) with a group of domestic commercial banks (the “Bank Syndicate”). The Credit Agreement, among other items, increases the aggregate amount of our credit facility by $75,000,000 to $175,000,000; reduces the interest rate margin on LIBOR based borrowings by 0.25% and extends the term of the Credit Agreement from July 2008 to March 2011. The Credit Agreement does not provide for scheduled reductions in the principal balance prior to its maturity. The Credit Agreement permits borrowings at an interest rate equal to the sum of a base rate plus a margin of 0.0% or 0.25% or a LIBOR rate plus a margin of 1.0%, 1.25% or 1.5%. The applicable margin is based on our leverage ratio, as defined in the Credit Agreement. Based on our leverage ratio as of December 31, 2007, the applicable margin is 0.0% for base rate borrowings and 1.25% for LIBOR rate borrowings. The benefit of the 0.25% reduction in the interest rate margin effective with the amendment of the Credit Agreement was offset by the increase in our leverage ratio caused by an increase in our outstanding borrowings used for the Trustreet acquisition, resulting in no net change in the LIBOR rate margin.

     Subject to the terms of the Credit Agreement, we have the option to extend the term of the Credit Agreement for one additional year and/or increase the amount of the credit facility available pursuant to the Credit Agreement by $125,000,000 to $300,000,000, subject to approval by our Board of Directors and the Bank Syndicate. The annual commitment fee on the unused Credit Agreement ranges from 0.10% to 0.20% based on the average amount of borrowings outstanding. The Credit Agreement contains customary terms and conditions, including customary financial covenants such as leverage and coverage ratios and other customary covenants, including limitations on our ability to incur debt and pay dividends and maintenance of tangible net worth, and events of default, including change of control and failure to maintain REIT status. A material adverse effect on our business, assets, prospects or condition, financial or otherwise, would also result in an event of default. Any event of default, if not cured or waived, could result in the acceleration of all of our indebtedness under our Credit Agreement.
     In April 2006, we entered into a $45.0 million LIBOR based interest rate swap, effective May 1, 2006 through June 30, 2011. The interest rate swap is intended to hedge our current exposure to market interest rate risk by effectively fixing, at 5.44%, the LIBOR component of the interest rate determined under our existing credit agreement or future exposure to variable interest rate risk due to borrowing arrangements that may be entered into prior to the expiration of the interest rate swap. As of December 31, 2007, $45.0 million of our LIBOR based borrowings under the Credit Agreement bear interest at an effective rate of 6.69%.
     Total borrowings outstanding under the Credit Agreement at December 31, 2007 were $132.5 million, bearing interest at an average effective rate of 6.37% per annum. Accordingly, we had $42.5 million available under the terms of the Credit Agreement as of December 31, 2007, or $167.5 million available assuming the exercise of our right to increase the credit agreement by $125.0 million. The increases in our borrowings outstanding during 2007 and 2006 relate primarily to borrowings used to fund acquisitions.
     Since we generally lease our properties on a triple-net basis and we do not capitalize environmental remediation equipment, we do not incur significant capital expenditures other than those related to acquisitions. Capital expenditures, including acquisitions, for 2007, 2006 and 2005 amounted to $90.6 million, $15.5 million and $29.6 million, respectively.
     As part of our overall growth strategy, we regularly review opportunities to acquire additional properties and we expect to continue to pursue acquisitions that we believe will benefit our financial performance. To the extent that our current sources of liquidity are not sufficient to fund such acquisitions we will require other sources of capital, which may or may not be available on favorable terms or at all. We cannot accurately predict how periods of illiquidity in the credit markets, such as current market conditions, will impact our access to capital.
     We elected to be treated as a REIT under the federal income tax laws with the year beginning January 1, 2001. As a REIT, we are required, among other things, to distribute at least ninety percent of our taxable income to shareholders each year. Payment of dividends is subject to market conditions, our financial condition and other factors, and therefore cannot be assured. In particular, our Credit Agreement prohibits the payment of dividends during certain events of default. Dividends paid to our shareholders aggregated $45.7 million, $44.8 million and $43.0 million for 2007, 2006 and 2005, respectively, and were paid on a quarterly basis during each of those years. We presently intend to pay common stock dividends of $0.465 per share each quarter ($1.86 per share, or $46.1 million, on an annual basis), and commenced doing so with the quarterly dividend declared in May 2007. Due to the recent developments related to Marketing and the Marketing Leases discussed above, there is no assurance that we will be able to continue to pay dividends at the rate of $0.465 per share per quarter, if at all.
CONTRACTUAL OBLIGATIONS
     Our significant contractual obligations and commitments are comprised of borrowings under the Credit Agreement, operating lease payments due to landlords and estimated environmental remediation expenditures, net of estimated recoveries from state UST funds. In addition, as a REIT we are required to pay dividends equal to at least ninety percent of our taxable income in order to continue to qualify as a REIT. Our contractual obligations and commitments as of December 31, 2007 are summarized below (in thousands):

					MORE
		LESS	ONE TO	THREE TO	THAN
		THAN ONE	THREE	FIVE	FIVE
	TOTAL	YEAR	YEARS	YEARS	YEARS
Operating leases	$29,373	$8,034	$11,329	$5,563	$4,447
Borrowing under the Credit Agreement (a)	132,500	—	132,500	—	—
Estimated environmental remediation expenditures (b)	18,523	7,113	6,987	2,453	1,970
Estimated recoveries from state underground storage tank funds (b)	(4,652)	(1,228)	(1,859)	(1,047)	(518)

Estimated net environmental remediation expenditures (b)	13,871	5,885	5,128	1,406	1,452

Total	$175,744	$13,919	$148,957	$6,969	$5,899

(a)	Excludes related interest payments. See “Liquidity and Capital Resources” above and “Disclosures About Market Risk” below.

(b)	Estimated environmental remediation expenditures and estimated recoveries from state UST funds have been adjusted for inflation and discounted to present value.
     Generally, the leases with our tenants are “triple-net” leases, with the tenant responsible for the payment of taxes, maintenance, repair, insurance, environmental remediation and other operating expenses. We estimate that Marketing makes annual real estate tax payments for properties leased under the Marketing Leases of approximately $12.0 million and makes additional payments for other operating expenses related to our properties, including environmental remediation costs other than those liabilities that were retained by us. These costs are not reflected in our consolidated financial statements. (See recent developments related to Marketing and the Marketing Leases in “Recent Developments” above for additional information.)
     We have no significant contractual obligations not fully recorded on our consolidated balance sheets or fully disclosed in the notes to our consolidated financial statements. We have no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the Exchange Act.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     The consolidated financial statements included in this Annual Report include the accounts of Getty Realty Corp. and our wholly-owned subsidiaries. The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in its financial statements. Although we have made our best estimates, judgments and assumptions regarding future uncertainties relating to the information included in our financial statements, giving due consideration to the accounting policies selected and materiality, actual results could differ from these estimates, judgments and assumptions. We do not believe that there is a great likelihood that materially different amounts would be reported related to the application of the accounting policies described below.
     Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state UST funds, environmental remediation costs, real estate, depreciation and amortization, impairment of long-lived assets, litigation, accrued expenses, income taxes and exposure to uncertain tax positions. The information included in our financial statements that is based on estimates, judgments and assumptions is subject to significant change and is adjusted as circumstances change and as the uncertainties become more clearly defined. Our accounting policies are described in Note 1 of Notes to Consolidated Financial Statements. We believe the following are our critical accounting policies:
     Revenue recognition — We earn revenue primarily from operating leases with Marketing and other tenants. We recognize income under the Master Lease with Marketing, and with other tenants, on the straight-line method, which effectively recognizes contractual lease payments evenly over the current term of the leases. The present value of the difference between the fair market rent and the contractual rent for in-place leases at the time properties are acquired is amortized into revenue from rental properties over the remaining lives of the in-place leases. A critical assumption in applying the straight-line accounting method is that the tenant will make all contractual lease payments during the current lease term and that the deferred rent receivable of $24.9 million recorded as of December 31, 2007 will be collected when the payment is due, in accordance with the annual rent escalations provided for in the leases. Historically our tenants have generally made rent payments when due. However, we may be required to reverse, or provide reserves for, a portion of the recorded deferred rent receivable if it becomes apparent that a property may be disposed of before the end of the current lease term or if circumstances indicate that the tenant may not make all of its contractual lease payments when due during the current term of the lease. (See recent developments related to Marketing and the Marketing Leases in “Recent Developments” above for additional information.)
     Impairment of long-lived assets — Real estate assets represent “long-lived” assets for accounting purposes. We review the recorded value of long-lived assets for impairment in value whenever any events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We may become aware of indicators of potentially impaired assets upon tenant or landlord lease renewals, upon receipt of notices of potential governmental takings and zoning issues, or upon other events that occur in the normal course of business that would cause us to review the operating results of the property. We believe our real estate assets are not carried at amounts in excess of their estimated net realizable fair value amounts.

     Income taxes — Our financial results generally do not reflect provisions for current or deferred federal income taxes since we elected to be treated as a REIT under the federal income tax laws effective January 1, 2001. Our intention is to operate in a manner that will allow us to continue to be treated as a REIT and, as a result, we do not expect to pay substantial corporate-level federal income taxes. Many of the REIT requirements, however, are highly technical and complex. If we were to fail to meet the requirements, we may be subject to federal income tax, excise taxes, penalties and interest or we may have to pay a deficiency dividend to eliminate any earnings and profits that were not distributed. Certain states do not follow the federal REIT rules and we have included provisions for these taxes in rental property expenses.
     Environmental costs and recoveries from state UST funds — We provide for the estimated fair value of future environmental remediation costs when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made (see “Environmental Matters” below). Environmental liabilities and related recoveries are measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. Since environmental exposures are difficult to assess and estimate and knowledge about these liabilities is not known upon the occurrence of a single event, but rather is gained over a continuum of events, we believe that it is appropriate that our accrual estimates are adjusted as the remediation treatment progresses, as circumstances change and as environmental contingencies become more clearly defined and reasonably estimable. A critical assumption in accruing for these liabilities is that the state environmental laws and regulations will be administered and enforced in the future in a manner that is consistent with past practices. Recoveries of environmental costs from state UST remediation funds, with respect to past and future spending, are accrued as income, net of allowance for collection risk, based on estimated recovery rates developed from our experience with the funds when such recoveries are considered probable. A critical assumption in accruing for these recoveries is that the state UST fund programs will be administered and funded in the future in a manner that is consistent with past practices and that future environmental spending will be eligible for reimbursement at historical rates under these programs. We accrue environmental liabilities based on our share of responsibility as defined in our lease contracts with our tenants or if circumstances indicate that the tenant may not have the financial resources to pay its share of the costs. It is possible that our assumptions regarding the ultimate allocation method and share of responsibility that we used to allocate environmental liabilities may change, which may result in adjustments to the amounts recorded for environmental litigation accruals, environmental remediation liabilities and related assets. (See recent developments related to Marketing and the Marketing Leases in “Recent Developments” above for additional information.) We may ultimately be responsible to directly pay for environmental liabilities as the property owner if Marketing fails to pay them. In certain environmental matters the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists both in terms of the probability of loss and the estimate of such loss. The ultimate liabilities resulting from such lawsuits and claims, if any, may be material to our results of operations in the period in which they are recognized.
     Litigation — Legal fees related to litigation are expensed as legal services are performed. We provide for litigation reserves, including certain environmental litigation (see “Environmental Matters” below), when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. If the best estimate of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for the liability.
     New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 generally applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 is effective in fiscal years beginning after November 15, 2007, except for non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is fiscal years beginning after November 15, 2008. We do not believe that the adoption of SFAS 157 will have a material impact on our financial position and results of operations.
     In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), which establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the potential impact that the adoption of SFAS 141(R) will have our financial position and results of operations.

ENVIRONMENTAL MATTERS
     We are subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment such as the remediation of known contamination and the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. We enter into leases and various other agreements which allocate responsibility for know and unknown environmental liabilities by establishing the percentage and method of allocating responsibility between the parties. In accordance with the leases with certain of our tenants, we have agreed to bring the leased properties with known environmental contamination to within applicable standards and to regulatory or contractual closure (“Closure”) in an efficient and economical manner. Generally, upon achieving Closure at an individual property, our environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of our tenant. We will continue to seek reimbursement from state UST remediation funds related to these environmental liabilities where available. Generally, the liability for the retirement and decommissioning or removal of USTs and other equipment is the responsibility of our tenants. We are contingently liable for these obligations in the event that our tenants do not satisfy their responsibilities. A liability has not been accrued for obligations that are the responsibility of our tenants based on our tenant’s past history of paying such obligations and/or their financial ability to pay their share of such costs. It is possible that our assumptions regarding the ultimate allocation methods and share of responsibility that we used to allocate environmental liabilities may change, which may result in adjustments to the amounts recorded for environmental litigation accruals, environmental remediation liabilities and related assets. (See recent developments related to Marketing and the Marketing Leases in “Recent Developments” above for additional information.) We may ultimately be responsible to directly pay for environmental liabilities as the property owner if Marketing fails to pay them. The ultimate resolution of these matters could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends and stock price.
     We have not accrued for approximately $1.0 million in costs allegedly incurred by the current property owner in connection with removal of USTs and soil remediation at a property that was leased to and operated by Marketing. Marketing is responsible for such costs under the terms of the Master Lease but Marketing has denied its liability for the claim and its responsibility to defend against, and indemnify us for, the claim. In addition, Marketing has denied liability and refused our tender for defense and indemnification for another legal proceeding. We have filed third party claims against Marketing in both proceedings. It is reasonably possible that our assumption that Marketing will be ultimately responsible for the claim may change, which may result in our providing an accrual for this matter.
     We have also agreed to provide limited environmental indemnification to Marketing, capped at $4.25 million and expiring in 2010, for certain pre-existing conditions at six of the terminals we own and lease to Marketing. Under the indemnification agreement, Marketing is obligated to pay the first $1.5 million of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing will share equally with us the next $8.5 million of those costs and expenses and Marketing is obligated to pay all additional costs and expenses over $10.0 million. We have accrued $0.3 million as of December 31, 2007 and 2006 in connection with this indemnification agreement. Under the Master Lease, we continue to have additional ongoing environmental remediation obligations for two hundred nineteen scheduled sites.
     As the operator of our properties under the Marketing Leases, Marketing is directly responsible to pay for the remediation of environmental contamination it causes and to comply with various environmental laws and regulations. In addition, the Marketing Leases and various other agreements between Marketing and us allocate responsibility for known and unknown environmental liabilities between Marketing and us relating to the properties subject to the Marketing Leases. Based on various factors, including our assessments and assumptions at this time that Lukoil would not allow Marketing to fail to perform its obligations under the Marketing Leases, we believe that Marketing will continue to pay for substantially all environmental contamination and remediation costs allocated to it under the Marketing Leases. It is possible that our assumptions regarding the ultimate allocation methods and share of responsibility that we used to allocate environmental liabilities may change as a result of the factors discussed above, or otherwise, which may result in adjustments to the amounts recorded for environmental litigation accruals, environmental remediation liabilities and related assets. We may ultimately be responsible to directly pay for environmental liabilities as the property owner if Marketing fails to pay them. We are required to accrue for environmental liabilities that we believe are allocable to Marketing under the Marketing Leases and various other agreements if we determine that it is probable that Marketing will not pay its environmental obligations.
     Based upon our assessment of Marketing’s financial condition and certain other factors, including but not limited to those described above, we believe at this time that it is not probable that Marketing will not pay the environmental liabilities allocable to it under the Marketing Leases and various other agreements and, therefore, have not accrued for such environmental liabilities. Our assessments and assumptions that affect the recording of environmental liabilities related to the properties subject to the Marketing Leases are reviewed on a quarterly basis and such assessments and assumptions are subject to change.
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
     Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing our liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, we consider among other things, enacted laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2007, we have regulatory approval for remediation action plans in place for two hundred-sixty-three (93%) of the two hundred eighty-two properties for which we continue to retain remediation responsibility and the remaining nineteen properties (7%) were in the assessment phase. In addition, we have nominal post-closure compliance obligations at 28 properties where we have received “no further action” letters.
     As of December 31, 2007, we had accrued $14.3 million as management’s best estimate of the net fair value of reasonably estimable environmental remediation costs which is comprised of $19.0 million of estimated environmental obligations and liabilities offset by $4.7 million of estimated recoveries from state UST remediation funds, net of allowance. Environmental expenditures, net of recoveries from UST funds, were $4.7 million, $3.0 million and $3.5 million, respectively, for 2007, 2006 and 2005. For 2007, 2006 and 2005, the net change in estimated remediation cost and accretion expense included in our consolidated statements of operations amounted to $5.2 million, $3.3 million and $1.4 million, respectively, which amounts were net of probable recoveries from state UST remediation funds.
     Environmental liabilities and related assets are currently measured at fair value based on their expected future cash flows which have been adjusted for inflation and discounted to present value. We also use probability weighted alternative cash flow forecasts to determine fair value. We assumed a 50% probability factor that the actual environmental expenses will exceed engineering estimates for an amount assumed to equal one year of net expenses aggregating $6.3 million. Accordingly, the environmental accrual as of December 31, 2007 was increased by $2.4 million, net of assumed recoveries and before inflation and present value discount adjustments. The resulting net environmental accrual as of December 31, 2007 was then further increased by $0.9 million for the assumed impact of inflation using an inflation rate of 2.75%. Assuming a credit-adjusted risk-free discount rate of 7.0%, we then reduced the net environmental accrual, as previously adjusted, by a $2.0 million discount to present value. Had we assumed an inflation rate that was 0.5% higher and a discount rate that was 0.5% lower, net environmental liabilities as of December 31, 2007 would have increased by $0.2 million and $0.1 million, respectively, for an aggregate increase in the net environmental accrual of $0.3 million. However, the aggregate net change in environmental estimates expense recorded during the year ended December 31, 2007 would not have changed significantly if these changes in the assumptions were made effective December 31, 2006.
     In view of the uncertainties associated with environmental expenditures and the recent developments related to Marketing and the Marketing Leases, however, we believe it is possible that the fair value of future actual net expenditures could be substantially higher than these estimates. (See recent developments related to Marketing and the Marketing Leases in “Recent Developments” above for additional information.) Adjustments to accrued liabilities for environmental remediation costs will be reflected in our financial statements as they become probable and a reasonable estimate of fair value can be made. Future environmental costs could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends and stock price.
     We cannot predict what environmental legislation or regulations may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. We cannot predict if state UST fund programs will be administered and funded in the future in a manner that is consistent with past practices and if future environmental spending will continue to be eligible for reimbursement at historical recovery rates under these programs. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws, which may develop in the future, could have an adverse effect on our financial position, or that of our tenants, and could require substantial additional expenditures for future remediation.
     In September 2003, we were notified by the State of New Jersey Department of Environmental Protection (the “NJDEP”) that we are one of approximately sixty potentially responsible parties for natural resource damages resulting from discharges of hazardous substances into the Lower Passaic River. The definitive list of potentially responsible parties and their actual responsibility for the alleged damages, the aggregate cost to remediate the Lower Passaic River, the amount of natural resource damages and the method of allocating such amounts among the potentially responsible parties have not been determined. In September 2004, we received a General Notice Letter from the United States Environmental Protection Agency (the “EPA”) (the “EPA Notice”), advising us that we may be a potentially responsible party for costs of remediating certain conditions resulting from discharges of hazardous substances into the Lower Passaic River. ChevronTexaco received the same EPA Notice regarding those same conditions. Additionally, we believe that ChevronTexaco is contractually obligated to indemnify us, pursuant to an indemnification agreement for most of the conditions at the property identified by the NJDEP and the EPA; accordingly, our ultimate legal and financial liability, if any, cannot be estimated with any certainty at this time.
     From October 2003 through September 2007, we were notified that we were made party to forty-nine cases in Connecticut, Florida, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Vermont, Virginia and West Virginia brought by local water providers or governmental agencies. These cases allege various theories of liability due to contamination of groundwater with MTBE as the basis for claims seeking compensatory and punitive damages. Each case names as defendants approximately fifty petroleum refiners, manufacturers, distributors and retailers of MTBE, or gasoline containing MTBE. The accuracy of the allegations as they relate to us, our defenses to such claims, the aggregate amount of damages, the definitive list of defendants and the method of allocating such amounts among the defendants have not been determined. Accordingly, our ultimate legal and financial liability, if any, cannot be estimated with any certainty at this time.
DISCLOSURES ABOUT MARKET RISK
     Prior to April 2006, we had not used derivative financial or commodity instruments for trading, speculative or any other purpose, and had not entered into any instruments to hedge our exposure to interest rate risk. We do not have any foreign operations, and are therefore not exposed to foreign currency exchange rate risks.
     We are exposed to interest rate risk, primarily as a result of our $175.0 million Credit Agreement. Our Credit Agreement, which expires in June 2011, permits borrowings at an interest rate equal to the sum of a base rate plus a margin of 0.0% or 0.25% or a LIBOR rate plus a margin of 1.0%, 1.25% or 1.5%. The applicable margin is based on our leverage ratio, as defined in the Credit Agreement. Based on our leverage ratio as of December 31, 2007, the applicable margin is 0.0% for base rate borrowings and 1.25% for LIBOR rate borrowings. At December 31, 2007, we had borrowings outstanding of $132.5 million under our Credit Agreement bearing interest at an average rate of 6.37% per annum (or an average effective rate of 6.44% including the impact of the interest rate swap discussed below). We use borrowings under the Credit Agreement to finance acquisitions and for general corporate purposes.
     We manage our exposure to interest rate risk by minimizing, to the extent feasible, our overall borrowing and monitoring available financing alternatives. Our interest rate risk as of December 31, 2007 increased significantly due to increased borrowings under the Credit Agreement, as compared to December 31, 2006. In April 2006, we entered into a $45.0 million LIBOR based interest rate swap, effective May 1, 2006 through June 30, 2011, to manage a portion of our interest rate risk. The interest rate swap is intended to hedge $45.0 million of our current exposure to variable interest rate risk by effectively fixing, at 5.44%, the LIBOR component of the interest rate determined under our existing Credit Agreement or future exposure to variable interest rate risk due to borrowing arrangements that may be entered into prior to the expiration of the interest rate swap. As of December 31, 2007, $45.0 million of our LIBOR based borrowings under the Credit Agreement bear interest at an effective rate of 6.69%. As a result, we are, and will be, exposed to interest rate risk to the extent that our borrowings exceed the $45.0 million notional amount of the interest rate swap. As of December 31, 2007, our borrowings exceeded the notional amount of the interest rate swap by $87.5 million. As a result of the increase in the funding available under the Credit Agreement from $100.0 million to $175.0 million, and the subsequent increase in our total borrowings, the interest rate swap covers a smaller percentage of our total borrowings than it did previously. We do not foresee any significant changes in how we manage our interest rate risk in the near future.
     We entered into the $45.0 million notional five year interest rate swap agreement with a major financial institution designated and qualifying as a cash flow hedge to reduce our exposure to the variability in future cash flows attributable to changes in the LIBOR rate. Our primary objective when undertaking hedging transactions and derivative positions is to reduce our variable interest rate risk by effectively fixing a portion of the interest rate for existing debt and anticipated refinancing transactions. This in turn, reduces the risks that the variability of cash flows imposes on variable rate debt. Our strategy protects us against future increases in interest rates. Although this agreement is intended to lessen the impact of rising interest rates, it also exposes us to the risk that the other party to the agreement will not perform, the agreement will be unenforceable and the underlying transactions will fail to qualify as a highly-effective cash flow hedge for accounting purposes.
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
     Based on our average outstanding borrowings under the Credit Agreement projected for 2008, if market interest rates for 2008 increase by an average of 0.5% more than the weighted-average interest rate of 6.32% for the quarter ended December 31, 2007 (exclusive of the impact of the interest rate swap), the additional annualized interest expense would decrease 2008 net income and cash flows by $438,000. This amount was determined by calculating the effect of a hypothetical interest rate change on our Credit Agreement borrowings that is not covered by our $45.0 million interest rate swap and assumes that the $132.6 million average outstanding borrowings during the fourth quarter of 2007 is indicative of our future average borrowings for 2008 before considering additional borrowings required for future acquisitions. The calculation also assumes that there are no other changes in our financial structure or the terms of our borrowings. We estimate that the fair value of the Credit Agreement approximates $128,600,000 at December 31 2007. The fair value of the Credit Agreement was estimated based on the discounted future cash flows at an assumed discount rate that approximates our effective borrowing rate for a comparable loan. Due to illiquidity in the credit markets as of December 31, 2007, we estimate that our effective interest rate would be 0.75% higher if we had entered into the Credit Agreement on that date. Our exposure to fluctuations in interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our Credit Agreement.
     In order to minimize our exposure to credit risk associated with financial instruments, we place our temporary cash investments with high-credit-quality institutions. Temporary cash investments, if any, are held in overnight bank time deposits and an institutional money market fund.
FORWARD-LOOKING STATEMENTS
     Certain statements in this Annual Report may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When we use the words “believes,” “expects,” “plans,” “projects,” “estimates,” “predicts” and similar expressions, we intend to identify forward-looking statements. Examples of forward-looking statements include statements regarding the recent developments related to Marketing and the Marketing Leases; the impact of any modification or termination of the Marketing Leases on our business and ability to pay dividends or our stock price; our belief that Lukoil would not allow Marketing to fail to perform its obligations under the Marketing Leases; our belief that Marketing will continue to pay for substantially all environmental contamination and remediation costs allocated to it under the Marketing Leases; our intention to attempt to negotiate with Marketing for a modification of the Marketing Leases which removes the Subject Properties from the Marketing leases; our ability to predict if or when the Marketing Leases will be modified or terminated, the terms of any such modification or termination or what actions Marketing and Lukoil will take and what our recourse will be whether the Marketing Leases are modified or terminated or not; our belief that it is probable that we will collect the deferred rent receivable recorded as of December 31, 2007 related to the Remaining Properties; the expected effect of regulations on our long-term performance; our expected ability to maintain compliance with applicable regulations; our ability to renew expired leases; the adequacy of our current and anticipated cash flows; our ability to relet properties at market rents; our belief that we do not have a material liability for offers and sales of our securities made pursuant to registration statements that did not contain the financial statements or summarized financial data of Marketing; our expectations regarding future acquisitions; our expected ability to increase our available funding under the Credit Agreement; our ability to maintain our REIT status; the probable outcome of litigation or regulatory actions; our expected recoveries from UST funds; our exposure to environmental remediation costs; our estimates regarding remediation costs; our expectations as to the long-term effect of environmental liabilities on our business, financial condition, results of operations, liquidity, ability to pay dividends and stock price; our exposure to interest rate fluctuations and the manner in which we expect to manage this exposure; the expected reduction in interest-rate risk resulting from our interest-rate swap agreement and our expectation that we will not settle the interest-rate swap prior to its maturity; the expectation that the Credit Agreement will be refinanced with variable interest-rate debt at its maturity; our expectations regarding corporate level federal income taxes; the indemnification obligations of the Company and others; our intention to consummate future acquisitions; our assessment of the likelihood of future competition; assumptions regarding the future applicability of accounting estimates, assumptions and policies; our intention to pay future dividends and the amounts thereof; and our beliefs about the reasonableness of our accounting estimates, judgments and assumptions.
     These forward-looking statements are based on our current beliefs and assumptions and information currently available to us and involve known and unknown risks (including the risks described herein and other risks that we describe from time to time in our filings with the SEC), uncertainties and other factors which may cause our actual results, performance and achievements to be materially different from any future results, performance or achievements, expressed or implied by these forward-looking statements. These factors include, but are not limited to: risks associated with owning and leasing real estate generally; dependence on Marketing as a tenant and on rentals from companies engaged in the petroleum marketing and convenience store businesses; our unresolved SEC comment; competition for properties and tenants; risk of tenant non-renewal; the effects of taxation and other regulations; potential litigation exposure; costs of completing environmental remediation and of compliance with environmental regulations; the risk of loss of our management team; the impact of our electing to be treated as a REIT under the federal income tax laws, including subsequent failure to qualify as a REIT; risks associated with owning real estate primarily concentrated in the Northeast and Mid-Atlantic regions of the United States; risks associated with potential future acquisitions; losses not covered by insurance; future dependence on external sources of capital; the risk that our business operations may not generate sufficient cash for distributions or debt service; our potential inability to pay dividends; and terrorist attacks and other acts of violence and war.
     As a result of these and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price. An investment in our stock involves various risks, including those mentioned above and elsewhere in this report and those that are detailed from time to time in our other filings with the SEC.
     You should not place undue reliance on forward-looking statements, which reflect our view only as of the date hereof. We undertake no obligation to publicly release revisions to these forward-looking statements that reflect future events or circumstances or reflect the occurrence of unanticipated events.

FOR THE ANNUAL REPORT TO SHAREHOLDERS:
Environmental Remediation Overview
(three graphs to follow)
historical spending
lifecycle phase
projected spending and counts
FOR THE ANNUAL REPORT ON FORM 10-K:
This page intentionally left blank.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Getty Realty Corp.:
     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income and cash flows present fairly, in all material respects, the financial position of Getty Realty Corp. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control Over Financial Reporting on page 42. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers LLP
New York, New York
March 17, 2008

GETTY REALTY CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	YEAR ENDED DECEMBER 31,
	2007	2006	2005
Revenues from rental properties	$78,462	$71,904	$70,881
Operating expenses:
Rental property expenses	9,356	9,684	11,723
Environmental expenses, net	8,247	5,476	2,398
General and administrative expenses	6,669	5,607	4,925
Allowance for deferred rent receivable	10,494	—	—
Depreciation and amortization expense	9,756	7,849	8,075

Total expenses	44,522	28,616	27,121

Operating income	33,940	43,288	43,760

Other income, net	1,923	1,859	1,578
Interest expense	(7,760)	(3,527)	(1,765)

Earnings before income taxes and discontinued operations	28,103	41,620	43,573
Income tax benefit	—	700	1,494

Earnings from continuing operations	28,103	42,320	45,067

Discontinued operations:
Earnings from operating activities	1,226	405	381
Gains on dispositions of real estate	4,565	—	—

Earnings from discontinued operations	5,791	405	381

Net earnings	$33,894	$42,725	$45,448

Basic earnings per common share:
Earnings from continuing operations	$1.13	$1.71	$1.82
Earnings from discontinued operations	$.23	$.02	$.02
Net earnings	$1.37	$1.73	$1.84

Diluted earnings per common share:
Earnings from continuing operations	$1.13	$1.71	$1.82
Earnings from discontinued operations	$.23	$.02	$.02
Net earnings	$1.37	$1.73	$1.84

Weighted-average shares outstanding:
Basic	24,765	24,735	24,711
Stock options and restricted stock units	22	24	18

Diluted	24,787	24,759	24,729

Dividends declared per share	$1.85	$1.82	$1.76
GETTY REALTY CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	YEAR ENDED DECEMBER 31,
	2007	2006	2005
Net earnings	$33,894	$42,725	$45,448
Other comprehensive loss:
Net unrealized loss on interest rate swap	(1,478)	(821)	—

Comprehensive Income	$32,416	$41,904	$45,448

GETTY REALTY CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	DECEMBER 31,
	2007	2006
ASSETS:
Real Estate:
Land	$222,194	$180,409
Buildings and improvements	252,060	203,149

	474,254	383,558
Less — accumulated depreciation and amortization	(122,465)	(116,089)

Real estate, net	351,789	267,469
Deferred rent receivable (net of allowance of $10,494 at December 31, 2007)	24,915	32,297
Cash and cash equivalents	2,071	1,195
Recoveries from state underground storage tank funds, net	4,652	3,845
Mortgages and accounts receivable, net	1,473	1,784
Prepaid expenses and other assets	12,011	4,332

Total assets	$396,911	$310,922

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Debt	$132,500	$45,194
Environmental remediation costs	18,523	17,201
Dividends payable	11,534	11,284
Accounts payable and accrued expenses	22,176	11,668

Total liabilities	184,733	85,347

Commitments and contingencies (notes 2, 3, 5 and 6) Shareholders’ equity:
Common stock, par value $.01 per share; authorized 50,000,000 shares; issued 24,765,065 at December 31, 2007 and 24,764,765 at December 31, 2006	248	248
Paid-in capital	258,734	258,647
Dividends paid in excess of earnings	(44,505)	(32,499)
Accumulated other comprehensive loss	(2,299)	(821)

Total shareholders’ equity	212,178	225,575

Total liabilities and shareholders’ equity	$396,911	$310,922

The accompanying notes are an integral part of these consolidated financial statements.

GETTY REALTY CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	YEAR ENDED DECEMBER 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$33,894	$42,725	$45,448
Adjustments to reconcile net earnings to net cash flow provided by operating activities:
Depreciation and amortization expense	9,794	7,883	8,113
Gain on dispositions of real estate	(6,179)	(1,581)	(1,309)
Deferred rental revenue, net of allowance	(3,112)	(3,010)	(4,170)
Allowance for Deferred Rent Receivable	10,494	—	—
Amortization of above-market and below-market leases	(1,047)	—	—
Accretion expense	974	923	925
Stock-based employee compensation expense	492	186	134
Changes in assets and liabilities:
Recoveries from state underground storage tank funds, net	(379)	772	1,557
Mortgages and accounts receivable, net	44	(172)	(132)
Prepaid expenses and other assets	(130)	170	(1,100)
Environmental remediation costs	(80)	(1,425)	(4,585)
Accounts payable and accrued expenses	(249)	545	1,541
Accrued income taxes	—	(700)	(1,494)

Net cash flow provided by operating activities	44,516	46,316	44,928

CASH FLOWS FROM INVESTING ACTIVITIES:
Property acquisitions and capital expenditures	(90,636)	(15,538)	(29,573)
Proceeds from dispositions of real estate	8,420	2,462	2,201
(Increase) decrease in cash held for property acquisitions	(2,079)	(465)	629
Collection of mortgages receivable, net	267	326	335

Net cash flow used in investing activities	(84,028)	(13,215)	(26,408)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under credit agreement, net	87,500	11,000	10,000
Cash dividends paid	(45,650)	(44,819)	(43,025)
Credit agreement origination costs	(863)	—	—
Cash paid in settlement of restricted stock units	(405)	—	—
Repayment of mortgages payable, net	(194)	(30)	(285)
Proceeds from exercise of stock options	—	696	337

Net cash flow provided by (used in) financing activities	40,388	(33,153)	(32,973)

Net increase (decrease) in cash and cash equivalents	876	(52)	(14,453)
Cash and cash equivalents at beginning of year	1,195	1,247	15,700

Cash and cash equivalents at end of year	$2,071	$1,195	$1,247

Supplemental disclosures of cash flow information Cash paid (refunded) during the year for:
Interest	$7,021	$2,638	$1,464
Income taxes, net	488	576	582
Recoveries from state underground storage tank funds	(1,644)	(2,128)	(2,304)
Environmental remediation costs	6,314	5,132	5,822
The accompanying notes are an integral part of these consolidated financial statements.

GETTY REALTY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Presentation: The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of Getty Realty Corp. and its wholly-owned subsidiaries (the “Company”). The Company is a real estate investment trust (“REIT”) specializing in the ownership and leasing of retail motor fuel and convenience store properties and petroleum distribution terminals. The Company manages and evaluates its operations as a single segment. All significant inter-company accounts and transactions have been eliminated.
     Use of Estimates, Judgments and Assumptions: The financial statements have been prepared in conformity with GAAP, which requires management to make its best estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Although all available information has been considered, actual results could differ from those estimates, judgments and assumptions. Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state underground storage tank (“UST” or “USTs”) funds, environmental remediation costs, real estate, depreciation and amortization, impairment of long-lived assets, litigation, accrued expenses, income taxes and the allocation of the purchase price of properties acquired to the assets acquired and liabilities assumed.
     Discontinued Operations: The operating results and gains from certain dispositions of real estate sold in 2007 are reclassified as discontinued operations. The operating results of such properties for the years ended 2006 and 2005 have been reclassified to discontinued operations to conform to the 2007 presentation. Discontinued operations for the year ended December 31, 2007 are primarily comprised of gains or losses from eleven property dispositions. The revenue from rental properties and expenses related to these properties are immaterial for the each of the three years ended December 31, 2007, 2006 and 2005.
     Out of Period Adjustments: During 2005, the Company recorded a reduction in net earnings of $1,419,000 as a result of adjustments which should have been recorded in prior years. The adjustments consisted of $115,000 of rental income for lease terminations and $1,534,000 of rent expense for a change in accounting for rent expense from a contractual to a straight-line basis. Management believes that these adjustments are not material to any previously issued financial statements and that the impacts of recording these adjustments are not material, individually or in the aggregate, to the year ended December 31, 2005.
     Real Estate: Real estate assets are stated at cost less accumulated depreciation and amortization. Upon acquisition of real estate operating properties and leasehold interests, the Company estimates the fair value of acquired tangible assets (consisting of land, buildings and improvements) “as if vacant” and identified intangible assets and liabilities (consisting of leasehold interests, above-market and below-market leases, in-place leases and tenant relationships) and assumed debt. Based on these estimates, the Company allocates the purchase price to the applicable assets and liabilities. When real estate assets are sold or retired, the cost and related accumulated depreciation and amortization is eliminated from the respective accounts and any gain or loss is credited or charged to income. Expenditures for maintenance and repairs are charged to income when incurred.
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
     Deferred Rent Receivable and Revenue Recognition: The Company earns rental income under operating leases with tenants. Minimum lease rentals and lease termination payments are recognized on a straight-line basis over the term of the leases. The cumulative difference between lease revenue recognized under this method and the contractual lease payment terms is recorded as deferred rent receivable on the consolidated balance sheet. Lease termination fees are recognized as rental income when earned upon the termination of a tenant’s lease and relinquishment of space in which the Company has no further obligation to the tenant. The present value of the difference between the fair market rent and the contractual rent for in-place leases at the time properties are acquired is amortized into revenue from rental properties over the remaining lives of the in-place leases. The Company provides reserves for a portion of the recorded deferred rent receivable if circumstances indicate that a property may be disposed of before the end of the current lease term or if it is not reasonable to assume that the tenant will not make all of its contractual lease payments when due during the current term of the lease.
     Environmental Remediation Costs and Recoveries from State UST Funds, Net: The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred, including legal obligations associated with the retirement of tangible long-lived assets if the asset retirement obligation results from the normal operation of those assets and a reasonable estimate of fair value can be made. The environmental remediation liability is estimated based on the level and impact of contamination at each property. The accrued liability is the aggregate of the best estimate of the fair value of cost for each component of the liability. Recoveries of environmental costs from state UST remediation funds, with respect to both past and future environmental spending, are accrued at fair value as income, net of allowance for collection risk, based on estimated recovery rates developed from prior experience with the funds when such recoveries are considered probable. Environmental liabilities and related assets are currently measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. We will accrue for environmental liabilities that we believe are allocable to other potentially responsible parties if it becomes probable that the other parties will not pay their environmental obligations.
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
     Litigation: Legal fees related to litigation are expensed as legal services are performed. The Company provides for litigation reserves, including certain litigation related to environmental matters, when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. If the best estimate of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for the liability. The Company accrues its share of environmental liabilities based on its assumptions of the ultimate allocation method and share that will be used when determining its share of responsibility.
     Income Taxes: The Company and its subsidiaries file a consolidated federal income tax return. Effective January 1, 2001, the Company elected to qualify, and believes it is operating so as to qualify, as a REIT for federal income tax purposes. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its shareholders equal at least the amount of its REIT taxable income as defined under the Internal Revenue Code. If the Company sells any property within ten years after its REIT election that is not exchanged for a like-kind property, it will be taxed on the built-in gain realized from such sale at the highest corporate rate. This ten-year built-in gain tax period will end in 2011. In June 2006 the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes.” FIN 48 addresses the recognition and measurement of tax positions taken or expected to be taken in a tax return. The adoption of FIN 48 in January 2007 did not have any impact on the Company’s financial position or results of operation.
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
     Stock-Based Compensation: Compensation cost for the Company’s stock-based compensation plans using the fair value method was $492,000, $186,000 and $134,000 for the years ended 2007, 2006 and 2005, respectively, and is included in general and administrative expense. The impact of the accounting for stock-based compensation is, and is expected to be, immaterial to the Company’s financial position and results of operations.
     New Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 generally applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 is effective in fiscal years beginning after November 15, 2007, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is fiscal years beginning after November 15, 2008. The Company does not believe that the adoption of SFAS 157 will have a material impact on its financial position and results of operations.
     In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), which establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree and goodwill acquired in a business combination. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 141(R) will have on its financial position and results of operations.
2. LEASES
     The Company leases or sublets its properties primarily to distributors and retailers engaged in the sale of gasoline and other motor fuel products, convenience store products and automotive repair services who are responsible for the payment of taxes, maintenance, repair, insurance and other operating expenses and for managing the actual operations conducted at these properties. The Company’s properties are primarily located in the Northeast and Mid-Atlantic regions of the United States. The Company also owns or leases properties in Texas, North Carolina, Hawaii, California, Florida, Arkansas, Illinois and North Dakota.
     As of December 31, 2007, Getty Petroleum Marketing Inc. (“Marketing”) leased from the Company, eight hundred and eighty properties under an amended and restated Master Lease Agreement (the “Master Lease”) and ten properties under supplemental leases (collectively the “Marketing Leases”). As of December 31, 2007, the Marketing Leases included eight hundred eighty-one retail motor fuel and convenience store properties and nine distribution terminals, seven hundred and fourteen of the properties are owned by the Company and one hundred seventy-six of the properties are leased by the Company from third parties. The Master Lease has an initial term of fifteen years commencing December 9, 2000, and generally provides Marketing with options for three renewal terms of ten years each and a final renewal option of three years and ten months extending to 2049 (or such shorter initial or renewal term as the underlying lease may provide). The Marketing Leases include provisions for 2% annual rent escalations. The Master Lease is a unitary lease and, accordingly, Marketing’s exercise of renewal options must be on an “all or nothing” basis. The supplemental leases have initial terms of varying expiration dates. See footnote 3 for contingencies related to Marketing and the Marketing Leases.
     The Company estimates that Marketing makes annual real estate tax payments for properties leased under the Marketing Leases of approximately $12.0 million. Marketing also makes additional payments for other operating expenses related to these properties, including environmental remediation costs other than those liabilities that were retained by the Company. These costs, which have been assumed by Marketing under the terms of the Marketing Leases, are not reflected in the consolidated financial statements.
     Revenues from rental properties for the years ended December 31, 2007, 2006 and 2005 were $78,462,000, $71,904,000 and $70,881,000, respectively, of which $59,970,000, $59,792,000 and $59,257,000, respectively, were received from Marketing under the Marketing Leases. In addition, revenues from rental properties for the years ended December 31, 2007, 2006 and 2005 include $3,432,000, $2,998,000 and $4,154,000, respectively, of deferred rental revenue accrued due to recognition of rental revenue on a straight-line basis and amortization of above-market and below-market leases. The Company has provided a non-cash $10.5 million reserve for a portion of the deferred rent receivable recorded as of December 31, 2007 related to the Marketing Leases, which has been reflected in the results for the fourth quarter and year ended December 31, 2007. See footnote 3 for additional information related to the Marketing Leases and the reserve.
     Future contractual minimum annual rentals receivable from Marketing under the Marketing Leases and from other tenants, which have terms in excess of one year as of December 31, 2007, are as follows (in thousands. See footnote 3 for additional information related to the Marketing Leases and the reserve):

		OTHER
YEAR ENDING DECEMBER 31,	MARKETING	TENANTS	TOTAL (a)
2008	$60,473	$17,523	$77,996
2009	60,570	17,497	78,067
2010	60,658	17,337	77,995
2011	60,790	17,379	78,169
2012	61,120	17,165	78,285
Thereafter	181,050	130,869	311,919

(a)	Includes $95,991 of future minimum annual rentals receivable under subleases.
     Rent expense, substantially all of which consists of minimum rentals on non-cancelable operating leases, amounted to $8,337,000, $8,677,000 and $10,718,000 for the years ended December 31, 2007, 2006 and 2005, respectively, and is included in rental property expenses using the straight-line method. Rent expense of $10,718,000 for the year ended December 31, 2005 includes an adjustment of $1,534,000 for a change in accounting for rent expense to a straight-line basis (see footnote 1). Rent received under subleases for the years ended December 31, 2007, 2006 and 2005 was $14,145,000, $14,646,000 and $15,240,000, respectively.
     The Company has obligations to lessors under non-cancelable operating leases which have terms (excluding renewal term options) in excess of one year, principally for gasoline stations and convenience stores. Substantially all of these leases contain renewal options and rent escalation clauses. The leased properties have a remaining lease term averaging over ten years, including renewal options. Future minimum annual rentals payable under such leases, excluding renewal options, are as follows: 2008 — $8,034,000, 2009 — $6,470,000, 2010 — $4,859,000, 2011 — $3,483,000, 2012 — $2,080,000 and $4,447,000 thereafter.
3. COMMITMENTS AND CONTINGENCIES
     In order to minimize the Company’s exposure to credit risk associated with financial instruments, the Company places its temporary cash investments with high credit quality institutions. Temporary cash investments, if any, are held in an institutional money market fund and federal agency discount notes.
     As of December 31, 2007, the Company leased eight hundred ninety of its one thousand eighty-three properties on a long-term net basis to Marketing under the Marketing Leases (see footnote 2).
     A substantial portion of the Company’s revenues (76% for the three months ended December 31, 2007 and 78% for the year ended December 31, 2007), are derived from the Marketing Leases. Accordingly, the Company’s revenues are dependent to a large degree on the economic performance of Marketing and of the petroleum marketing industry, and any factor that adversely affects Marketing, or the Company’s relationship with Marketing, may have a material adverse effect on the Company. Marketing operated substantially all of the Company’s petroleum marketing businesses when it was spun-off to the Company’s shareholders as a separate publicly held company in March 1997 (the “Spin-Off”). In December 2000, Marketing was acquired by a subsidiary of OAO LUKoil (“Lukoil”), one of the largest integrated Russian oil companies; however, Lukoil is not a guarantor of the Marketing Leases. The Company’s financial results depend largely on rental income from Marketing, and to a lesser extent on rental income from other tenants, and are therefore materially dependent upon the ability of Marketing to meet its rental, environmental and other obligations under the Marketing Leases. Marketing’s financial results depend largely on retail petroleum marketing margins and rental income from its sub-tenants who operate their respective convenience stores, automotive repair services or other businesses at the Company’s properties. The petroleum marketing industry has been and continues to be volatile and highly competitive. Marketing has made all required monthly rental payments under the Marketing Leases when due, although there is no assurance that it will continue to do so.
     The Company has periodically discussed with representatives of Marketing potential modifications to the Marketing Leases and in the course of such discussions Marketing has proposed to (i) remove approximately 40% of the properties (the “Subject Properties”) from the Marketing Leases and eliminate payment of rent to the Company, and eliminate or reduce payment of operating expenses, with respect to the Subject Properties, and (ii) reduce the aggregate amount of rent payable to the Company for the approximately 60% of the properties that would remain under the Marketing Leases (the “Remaining Properties”). In light of these developments, and Marketing’s financial performance, which continued to deteriorate in the fourth quarter and for the year ended December 31, 2007, the Company intends to negotiate with Marketing for a modification of the Marketing Leases which removes the Subject Properties from the Marketing Leases following any such modification, the Company believes that it will either relet or sell those locations and reinvest the proceeds in new properties. The Company cannot accurately predict if, or when, the Marketing Leases will be modified or what the terms of any agreement may be if the Marketing Leases are modified. The Company also cannot accurately predict what actions Marketing and Lukoil may take, and what its recourse may be, whether the Marketing Leases are modified or not.
     Representatives of Marketing have also indicated to the Company that they are considering significant changes to Marketing’s business model. The Company intends to negotiate with Marketing for a modification of the Marketing Leases to remove the Subject Properties; however, if Marketing ultimately determines that its business strategy is to exit all of the properties it leases from the Company or to divest a composition of properties different from the properties comprising the Subject Properties, it is the Company’s intention to cooperate with Marketing in accomplishing those objectives to the extent that is prudent for the Company to do so by seeking replacement tenants or buyers for the properties subject to the Marketing Leases, either individually, in groups of properties, or by seeking a single tenant for the entire portfolio of properties subject to the Marketing Leases. Although the Company is the fee or leasehold owner of the properties subject to the Marketing Leases and the owner of the Getty® brand and has prior experience with tenants who operate their convenience stores, automotive repair services or other businesses at its properties, in the event that properties are removed from the Marketing Leases, the Company cannot accurately predict if, when, or on what terms, such properties could be re-let or sold.
     In February 2008, when the Company received Marketing’s unaudited financial statements for the year ended December 31, 2007 and became aware that the previously disclosed deterioration in Marketing’s financial performance had continued to a point where, in conjunction with the Company’s intention to attempt to negotiate with Marketing for a modification of the Marketing Leases to remove the Subject Properties, the Company can no longer reasonably assume that it will collect all of the rent due to the Company related to the Subject Properties for the remainder of the current lease terms. In reaching this conclusion, the Company relied on various indicators, including, but not limited to, the following: (i) Marketing’s significant operating losses, (ii) its negative cash flow from operating activities, (iii) its asset impairment charges for underperforming assets, and (iv) its negative earnings before interest, taxes, depreciation, amortization and rent payable to the Company. Based upon the Company’s assessments and assumptions, the Company believe that it is probable at this time that Lukoil would not allow Marketing to fail to perform its obligations under the Marketing Leases. Should the Company’s assessments and assumptions prove to be incorrect, the conclusions reached by the Company relating to (i) recoverability of the deferred rent receivable for the Remaining Properties and (ii) Marketing’s ability to pay its environmental liabilities would likely change.
     Based upon the Company’s belief that Marketing desires to have the Subject Properties removed from the Marketing Leases, and its intention to attempt to negotiate a modification of the Marketing Leases to such end, the Company believes that Marketing will not make all contractual lease payments when due for the entire current term of the Marketing Leases with respect to the Subject Properties. Accordingly, the Company has reserved approximately $10.5 million of the deferred rent receivable recorded as of December 31, 2007, which is the full amount of the deferred rent receivable related to the Subject Properties. Providing this $10.5 million reserve reduces the Company’s net earnings but does not impact the Company’s cash flow from operating activities. In addition, based upon our evaluation of the carrying value of the Subject Properties, the Company believes that no impairment adjustment is necessary for the Subject Properties as of December 31, 2007 pursuant to the provisions of Statement of Financial Accounting Standards No. 144. The Company intends to regularly review its assumptions that affect the accounting for rental revenue related to the Remaining Properties subject to the Marketing Leases and its assumptions regarding potential impairment of the Subject Properties and, if appropriate, to consider adjusting its reserves.

     As the operator of the Company’s properties, Marketing is primarily responsible to pay for the remediation of environmental contamination it causes and to comply with various environmental laws and regulations. As the property owner, the Company may be held liable for those liabilities that Marketing does not pay for. In addition, the Marketing Leases and various other agreements allocate responsibility for known and unknown environmental liabilities between Marketing and the Company relating to Marketing’s business and properties subject to the Marketing Leases. It is possible that the Company’s assumptions regarding the ultimate allocation methods and share of responsibility that it used to allocate environmental liabilities may change as a result of the factors discussed above, or otherwise, which may result in adjustments to the amounts recorded for environmental litigation accruals, environmental remediation liabilities and related assets. The Company is required to accrue for environmental liabilities that the Company believes are allocable to Marketing under the Marketing Leases and various other agreements if the Company determines that it is probable that Marketing will not meet its environmental obligations. The Company may ultimately be responsible to pay for environmental liabilities as the property owner if Marketing fails to pay them.
     The Company cannot accurately predict what portion of those environmental liabilities, if any, the Company ultimately might have to accrue for as a result of the factors discussed above, or otherwise. Based upon the Company’s assessment of Marketing’s financial condition and certain other factors, the Company’s believes at this time that it is not probable that Marketing will not pay the environmental liabilities allocable to it under the Marketing Leases and various other agreements between Marketing and the Company and, therefore, has not accrued for such environmental liabilities. The Company’s assessments and assumptions that affect the recording of environmental liabilities related to the properties subject to the Marketing Leases are reviewed on a quarterly basis and such assessments and assumptions are subject to change.
     The Company cannot provide any assurance that Marketing will continue to pay its debts or meet its rental, environmental or other obligations under the Marketing Leases prior or subsequent to any potential modification to the Marketing Leases discussed above. Additionally, the Company may be required to (i) reserve additional amounts of the deferred rent receivable at a later time, (ii) accrue for environmental liabilities that the Company believes are allocable to Marketing under the Marketing Leases and various other agreements, or (iii) record an impairment charge related to the Subject Properties as a result of the proposed modification of the Marketing Leases. In the event that Marketing cannot or will not perform its rental, environmental or other obligations under the Marketing Leases; if the Marketing Leases are modified significantly or terminated; if the Company determines that it is probable that Marketing will not meet its environmental obligations and the Company accrue for such liabilities; if the Company is unable to relet or sell the properties subject to the Marketing Leases; or if the Company changes its assumptions that affect the accounting for rental revenue or environmental liabilities related to the Marketing Leases; the Company’s business, financial condition, revenues, operating expenses, results of operations, liquidity, ability to pay dividends and stock price may be materially adversely affected.
     Under the Master Lease, the Company has also agreed to provide limited environmental indemnification to Marketing, capped at $4,250,000 and expiring in 2010, for certain pre-existing conditions at six of the terminals which are owned by the Company and leased to Marketing. Under the agreement, Marketing is obligated to pay the first $1,500,000 of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing and the Company will share equally the next $8,500,000 of those costs and expenses and Marketing is obligated to pay all additional costs and expenses over $10,000,000. The Company has accrued $300,000 as of December 31, 2007 and 2006 in connection with this indemnification agreement.
     The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In addition, the Company has retained responsibility for certain legal proceedings and claims relating to the petroleum marketing business that were identified at the time of the Spin-Off. As of December 31, 2007 and 2006, the Company had accrued $2,575,000 and $2,822,000, respectively, for certain of these matters which it believes were appropriate based on information then currently available. The

Company has not accrued for approximately $950,000 in costs allegedly incurred by the current property owner in connection with removal of USTs and soil remediation at a property that was leased to and operated by Marketing. Marketing is responsible for such costs under the terms of the Master Lease but Marketing has denied its liability for the claim and its responsibility to defend against, and indemnify the Company for, the claim. It is reasonably possible that the Company’s assumption that Marketing will be ultimately responsible for the claim may change, which may result in the Company providing an accrual for this matter. The ultimate resolution of these matters could cause a material adverse effect on the Company’s business, financial condition, results of operations, liquidity, ability to pay dividends and stock price.
     In September 2003, the Company was notified by the State of New Jersey Department of Environmental Protection that the Company is one of approximately sixty potentially responsible parties for natural resource damages resulting from discharges of hazardous substances into the Lower Passaic River. The definitive list of potentially responsible parties and their actual responsibility for the alleged damages, the aggregate cost to remediate the Lower Passaic River, the amount of natural resource damages and the method of allocating such amounts among the potentially responsible parties have not been determined. In September 2004, the Company received a General Notice Letter from the United States Environmental Protection Agency (the “EPA”) (the “EPA Notice”), advising the Company that it may be a potentially responsible party for costs of remediating certain conditions resulting from discharges of hazardous substances into the Lower Passaic River. ChevronTexaco received the same EPA Notice regarding those same conditions. Additionally, the Company believes that ChevronTexaco is contractually obligated to indemnify the Company, pursuant to an indemnification agreement, for most of the conditions at the property identified by the New Jersey Department of Environmental Protection and the EPA. Accordingly, the ultimate legal and financial liability of the Company, if any, cannot be estimated with any certainty at this time.
     From October 2003 through September 2007, the Company was notified that the Company was made party to forty-nine cases, in Connecticut, Florida, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Vermont, Virginia and West Virginia brought by local water providers or governmental agencies. These cases allege various theories of liability due to contamination of groundwater with MTBE as the basis for claims seeking compensatory and punitive damages. Each case names as defendants approximately fifty petroleum refiners, manufacturers, distributors and retailers of MTBE, or gasoline containing MTBE. The accuracy of the allegations as they relate to the Company, its defenses to such claims, the aggregate amount of damages, the definitive list of defendants and the method of allocating such amounts among the defendants have not been determined. Accordingly, the ultimate legal and financial liability of the Company, if any, cannot be estimated with any certainty at this time.
     Prior to the Spin-Off, the Company was self-insured for workers’ compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. As of December 31, 2007 and 2006, the Company’s consolidated balance sheets included, in accounts payable and accrued expenses, $310,000 and $332,000, respectively, relating to self-insurance obligations. The Company estimates its loss reserves for claims, including claims incurred but not reported, by utilizing actuarial valuations provided annually by its insurance carriers. The Company is required to deposit funds for substantially all of these loss reserves with its insurance carriers, and may be entitled to refunds of amounts previously funded, as the claims are evaluated on an annual basis. The Company’s consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005 included, in general and administrative expenses, charges (credits) of $81,000, ($301,000) and ($150,000), respectively, for self-insurance loss reserve adjustments. Since the Spin-Off, the Company has maintained insurance coverage subject to certain deductibles.
4. CREDIT AGREEMENT
     As of December 31, 2007, borrowings under the Credit Agreement, described below, were $132,500,000, bearing interest at a weighted-average effective interest rate of 6.44% per annum. The Company has estimated that the fair value of the Credit Agreement approximates $128,600,000 at December 31 2007. The Company estimated the fair value of the Credit Agreement based on the discounted future cash flows at an assumed discount rate that approximates the Company’s effective borrowing rate for a comparable loan. Due to illiquidity in the credit markets as of December 31, 2007, the Company estimates that its effective interest rate would be 0.75% higher if it had entered into the Credit Agreement on that date.
     On March 27, 2007, the Company entered into an amended and restated senior unsecured revolving credit agreement (the “Credit Agreement”) with a group of domestic commercial banks. The Credit Agreement, among other items, increases the aggregate amount of the Company’s credit facility by $75,000,000 to $175,000,000; reduces the interest rate margin on LIBOR based borrowings by 0.25% and extends the term of the Credit Agreement from June 2008 to March 2011. The Credit Agreement does not provide for scheduled reductions in the principal balance prior to its maturity. The Credit Agreement permits borrowings at an interest rate equal to the sum of a base rate plus a margin of 0.0% or 0.25% or a LIBOR rate plus a margin of 1.0%, 1.25% or 1.5%. The applicable margin is based on the Company’s leverage ratio, as defined in the Credit Agreement. Based on the Company’s leverage ratio as of December 31, 2007, the applicable margin is 0.0% for base rate borrowings and 1.25% for LIBOR rate borrowings. The benefit of the 0.25% reduction in the interest rate margin effective with the amendment of the Credit Agreement was offset by the increase in the Company’s leverage ratio caused by an increase in its outstanding borrowings used for the March 2007 acquisition discussed in footnote 10, resulting in no net change in the LIBOR rate margin.
     Subject to the terms of the Credit Agreement, the Company has option to extend the term of the Credit Agreement for one additional year and/or increase the amount of the credit facility available pursuant to the Credit Agreement by $125,000,000 to $300,000,000, subject to approval by the Company’s Board of Directors and the Bank Syndicate. The annual commitment fee on the unused Credit Agreement ranges from 0.10% to 0.20% based on the amount of borrowings. The Credit Agreement contains customary terms and conditions, including customary financial covenants such as leverage and coverage ratios and other customary covenants, including limitations on the Company’s ability to incur debt, pay dividends and maintenance of tangible net worth, and events of default, including change of control and failure to maintain REIT status. A material adverse effect the Company’s business, assets, prospects or condition, financial or otherwise, would also result in an event of default. Any event of default, if not cured or waived, could result in the acceleration of all of the Company’s indebtedness under the Credit Agreement.
     In April 2006, the Company entered into a $45,000,000 LIBOR based interest rate swap, effective May 1, 2006 through June 30, 2011. The interest rate swap is intended to effectively fix, at 5.44%, the LIBOR component of the interest rate determined under the Credit Agreement. As of December 31, 2007, $45,000,000 of the Company’s LIBOR based borrowings under the Credit Agreement bear interest at an effective rate of 6.69%.
     The Company entered into the interest rate swap agreement with a major financial institution, designated and qualifying as a cash flow hedge, to reduce its exposure to the variability in future cash flows attributable to changes in the LIBOR rate. The Company’s primary objective when undertaking the hedging transaction and derivative position was to reduce its variable interest rate risk by effectively fixing a portion of the interest rate for existing debt and anticipated refinancing transactions. The Company determined, as of both the hedging instrument’s inception and as of December 31, 2007 and 2006, that the derivative used in the hedging transaction is highly effective in offsetting changes in cash flows associated with the hedged item and that no gain or loss was required to be recognized in earnings during 2007 or 2006 representing the hedge’s ineffectiveness. At December 31, 2007 and 2006, the Company’s consolidated balance sheets include, in accounts payable and accrued expenses, an obligation for the fair value of the derivative of $2,299,000 and $821,000, respectively. For the years ended December 31, 2007 and 2006, the Company has recorded the loss in fair value of the swap contract related to the effective portion of the interest rate contract totaling $1,478,000 and $821,000, respectively, in other comprehensive income in the Company’s consolidated balance sheet. The accumulated comprehensive loss will be reclassified as an increase in interest expense over the remaining term of the interest rate swap agreement, (of which approximately $627,000 is expected to be reclassified within the next twelve months), since it is expected that the Credit Agreement will be refinanced with variable interest rate debt at its maturity. The $2,290,000 recorded loss in fair value of the swap contract as of December 31, 2007 has been determined separately from the $3,900,000 unrecorded gain in fair value of the Credit Agreement as of December 31, 2007 discussed above.
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
     The Company enters into leases and various other agreements which allocate responsibility for known and unknown environmental liabilities by establishing the percentage and method of allocating responsibility between the parties. It is possible that the Company’s assumptions regarding the ultimate allocation methods and share of responsibility that we used to allocate environmental liabilities may change, which may result in adjustments to the amounts recorded for environmental litigation accruals, environmental remediation liabilities and related assets. See footnote 3 for contingencies related to Marketing and the Marketing

Leases. The ultimate resolution of these matters could cause a material adverse effect on the Company’s business, financial condition, results of operations, liquidity, ability to pay dividends and stock price.
     Environmental remediation liabilities and related assets are measured at fair value based on their expected future cash flows which have been adjusted for inflation and discounted to present value. The net change in estimated remediation cost and accretion expense included in environmental expenses in the Company’s consolidated statements of operations aggregated $5,193,000, $3,260,000 and $1,385,000 for 2007, 2006 and 2005, respectively, which amounts were net of changes in estimated recoveries from state UST remediation funds. In addition to net change in estimated remediation costs, environmental expenses also include project management fees, legal fees and provisions for environmental litigation loss reserves.
     In accordance with the leases with certain tenants, the Company has agreed to bring the leased properties with known environmental contamination to within applicable standards and to regulatory or contractual closure (“Closure”) in an efficient and economical manner. Generally, upon achieving Closure at each individual property, the Company’s environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of the Company’s tenant. Generally the liability for the retirement and decommissioning or removal of USTs and other equipment is the responsibility of the Company’s tenants. The Company is contingently liable for these obligations in the event that the tenants do not satisfy their responsibilities. See footnote 3 for contingencies related to Marketing and the Marketing Leases. A liability has not been accrued for obligations that are the responsibility of the Company’s tenants.
     Of the eight hundred ninety properties leased to Marketing as of December 31, 2007, the Company has agreed to pay all costs relating to, and to indemnify Marketing for, certain environmental liabilities and obligations for the remaining two hundred nineteen properties that have not achieved Closure and are scheduled in the Master Lease. The Company will continue to seek reimbursement from state UST remediation funds related to these environmental expenditures where available.
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
     Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the Company’s liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, the Company considers among other things, enacted laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2007, the Company had regulatory approval for remediation action plans in place for two hundred-sixty-three (93%) of the two hundred eighty-two properties for which it continues to retain environmental responsibility and the remaining nineteen properties (7%) remain in the assessment phase. In addition, the Company has nominal post-closure compliance obligations at 28 properties where it has received “no further action” letters.
     As of December 31, 2007, 2006, 2005 and 2004, the Company had accrued $18,523,000, $17,201,000, $17,350,000 and $20,626,000 respectively, as management’s best estimate of the fair value of reasonably estimable environmental remediation costs. As of December 31, 2007, 2006, 2005 and 2004, the Company had also recorded $4,652,000, $3,845,000, $4,264,000 and $5,437,000, respectively, as management’s best estimate for recoveries from state UST remediation funds, net of allowance, related to environmental obligations and liabilities. The net environmental liabilities of $13,356,000, $13,086,000 and $15,189,000 as of December 31, 2006, 2005 and 2004, respectively, were subsequently accreted for the change in present value due to the passage of time and, accordingly, $974,000, $923,000 and $925,000 of net accretion expense, substantially all of which is included in environmental expenses for the years ended December 31, 2007, 2006 and 2005, respectively.
     In view of the uncertainties associated with environmental contingencies related to Marketing and the Marketing Leases, however, the Company believes it is possible that the fair value of future actual net expenditures could be substantially higher than amounts currently recorded by the Company. See footnote 3 for contingencies related to Marketing and the Marketing Leases. Adjustments to accrued liabilities for environmental remediation costs will be reflected in the Company’s financial statements as they become probable and a reasonable estimate of fair value can be made. Future environmental expenses could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends and stock price.
6. INCOME TAXES
     Net cash paid for income taxes for the years ended December 31, 2007, 2006 and 2005 of $488,000, $576,000 and $582,000, respectively, includes amounts related to state and local income taxes for jurisdictions that do not follow the federal tax rules, which are provided for in rental property expenses in the Company’s consolidated statements of operations.
     Earnings and profits (as defined in the Internal Revenue Code) is used to determine the tax attributes of dividends paid to stockholders and will differ from income reported for financial statement purposes due to the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes. Earnings and profits were $41,147,000, $39,486,000 and $38,200,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The federal tax attributes of the common dividends for the years ended December 31, 2007, 2006 and 2005 were: ordinary income of 90.3%, 88.0% and 88.8%; capital gain distributions of (0.0%), 0.2% and 0.04% and non-taxable distributions of 9.7%, 11.8% and 11.2%, respectively.
     In order to qualify as a REIT, among other items, the Company must pay out substantially all of its earnings and profits in cash distributions to shareholders each year. Should the Internal Revenue Service successfully assert that the Company’s earnings and profits were greater than the amount distributed, the Company may fail to qualify as a REIT; however, the Company may avoid losing its REIT status by paying a deficiency dividend to eliminate any remaining earnings and profits. The Company may have to borrow money or sell assets to pay such a deficiency dividend. The Company accrues for this and certain other tax matters when appropriate based on information currently available. The accrual for uncertain tax positions is adjusted as circumstances change and as the uncertainties become more clearly defined, such as when audits are settled or exposures expire. Accordingly, an income tax benefit of $700,000 and $1,494,000 was recorded in the third quarters of 2006 and 2005, respectively, due to the elimination of, or net reduction in, the amount accrued for uncertain tax positions since the Company believes that the uncertainties regarding these exposures have been resolved or that it is no longer likely that the exposure will result in a liability upon review. However, the ultimate resolution of these matters may have a significant impact on the results of operations for any single fiscal year or interim period.

7. SHAREHOLDERS’ EQUITY
     A summary of the changes in shareholders’ equity for the years ended December 31, 2007, 2006 and 2005 is as follows (in thousands, except per share amounts):

				DIVIDENDS	ACCUMULATED
				PAID	OTHER
	COMMON STOCK		PAID-IN	IN EXCESS	COMPREHENSIVE
	SHARES	AMOUNT	CAPITAL	OF EARNINGS	LOSS	TOTAL
BALANCE, DECEMBER 31, 2004	24,694	$247	$257,295	$(32,039)	$—	$225,503

Net earnings				45,448		45,448
Dividends — $1.76 per common share				(43,539)		(43,539)
Stock-based compensation			134			134
Stock options exercised	23	—	337			337

BALANCE, DECEMBER 31, 2005	24,717	247	257,766	(30,130)	—	227,883

Net earnings				42,725		42,725
Dividends — $1.82 per common share				(45,094)		(45,094)
Stock-based compensation			186			186
Net unrealized loss on interest rate swap					(821)	(821)
Stock options exercised	48	1	695			696

BALANCE, DECEMBER 31, 2006	24,765	248	258,647	(32,499)	(821)	225,575

Net earnings				33,894		33,894
Dividends — $1.85 per common share				(45,900)		(45,900)
Stock-based compensation			87			87
Net unrealized loss on interest rate swap					(1,478)	(1,478)

BALANCE, DECEMBER 31, 2007	24,765	$248	$258,734	$(44,505) (a)	$(2,299)	$212,178

(a)	Net of $103,803 transferred from retained earnings to common stock and paid-in capital as a result of accumulated stock dividends.
     The Company is authorized to issue 20,000,000 shares of preferred stock, par value $.01 per share, for issuance in series, of which none were issued as of December 31, 2007, 2006, 2005 and 2004.
8. SEVERANCE AGREEMENT AND EMPLOYEE BENEFIT PLANS
     General and administrative expenses include a provision of $447,000 recorded in the quarter ended December 31, 2007 primarily due to the payment of severance and the accelerated vesting of 14,250 restricted stock units which were unvested and scheduled to vest five years from the date of each grant in conjunction with the resignation of Mr. Andy Smith, the former President and Chief Legal Officer of the Company.
     The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the “Retirement Plan”) for employees meeting certain service requirements and a supplemental plan for executives (the “Supplemental Plan”). Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Compensation Committee of the Board of Directors. Also, under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to fifty percent of such contributions but in no event more than three percent of the employee’s eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to ten percent of eligible compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the retirement plans approximated $100,000, $139,000 and $141,000 for the years ended December 31, 2007, 2006 and 2005, respectively. These amounts are included in the accompanying consolidated statements of operations.
     The Getty Realty Corp. 2004 Omnibus Incentive Compensation Plan (the “2004 Plan”) provides for the grant of restricted stock, restricted stock units, performance awards, dividend equivalents, stock payments and stock awards to all employees and members of the Board of Directors. The 2004 Plan authorizes the Company to grant awards with respect to an aggregate of 1,000,000 shares of common stock through 2014. The aggregate maximum number of shares of common stock that may be subject to awards granted under the 2004 Plan during any calendar year is 80,000.
     In 2007, 2006, 2005 and 2004, the Company awarded 17,550, 12,550, 12,550 and 10,800 restricted stock units (“RSUs”) and dividend equivalents to employees, respectively. The RSUs are settled subsequent to the termination of employment with the Company. On the settlement date each RSU will have a value equal to one share of common stock and may be settled, at the sole discretion of the Compensation Committee, in cash or by the issuance of one share of common stock. The Compensation Committee elected to settle 14,250 RSUs in cash for $405,000 during 2007. The RSUs do not provide voting or other shareholder rights unless and until the RSU is settled for a share of common stock. The 39,200 RSUs outstanding as of December 31, 2007 vest starting one year from the date of grant, on a cumulative basis at the annual rate of twenty percent of the total number of RSUs covered by the award. The dividend equivalents represent the value of the dividends paid per common share multiplied by the number of RSUs covered by the award. The dividend equivalents awarded in 2004 initially vested over a five year period but the awards were subsequently modified to be fully vested in 2005.
     The fair values of the RSUs were determined based on the closing market price of the Company’s stock on the date of grant. The fair value of the 2004 award was initially discounted for the value of the dividends that would not have been paid during the vesting period of the dividend equivalents. The average fair values of the RSUs granted in 2007, 2006 and 2005 were estimated at $28.75, $28.80 and $26.95 per unit on the date of grant with an aggregate fair value estimated at $505,000, $361,000 and $338,000, respectively. The fair value of the grants is recognized as compensation expense ratably over the five year vesting period of the RSUs. The modification to the 2004 award increased its fair value by $3.02 per unit or $33,000. The fair value of the modification is recognized as compensation expense ratably over the then remaining fifty-one month vesting period of the 2004 award. As of December 31, 2007, there was $662,000 of total unrecognized compensation cost related to RSUs granted under the 2004 Plan.
     The fair value of the 22,090, 3,320 and 1,560 RSUs which vested during the years ended December 31, 2007, 2006 and 2005 was $602,000, $83,000 and $36,000, respectively. The aggregate intrinsic value of the 39,200 outstanding RSUs and the 12,720 vested RSUs as of December 31, 2007 was $1,046,000 and $339,000, respectively. For the years ended December 31, 2007, 2006 and 2005, dividend equivalents aggregating approximately $85,000, $65,000 and $41,000, respectively, were charged against retained earnings when common stock dividends were declared.
     The Company has a stock option plan (the “Stock Option Plan”). The Company’s authorization to grant options to purchase shares of the Company’s common stock under the Stock Option Plan expired in January 2008. No options were granted in 2008. Stock options vest starting one year from the date of grant, on a cumulative basis at the annual rate of twenty-five percent of the total number of options covered by the award. As of December 31, 2007, there was $15,000 of unrecognized compensation cost related to non-vested options granted in May 2007 under the Stock Option Plan with an estimated fair value of $18,000, or $3.51 per option. The total fair value of the options vested during the years ended December 31, 2006 and 2005 was $8,000 and $35,000, respectively. As of December 31, 2007, there were 1,750, 11,000 and 5,000 options outstanding which were exercisable at prices of $16.15, $18.30 and $27.68 with a remaining contractual life of four, five and ten years, respectively.

     The following is a schedule of stock option prices and activity relating to the Stock Option Plan:

	YEAR ENDED DECEMBER 31,
	2007				2006		2005
			WEIGHTED-
		WEIGHTED-	AVERAGE	AGGREGATE		WEIGHTED-		WEIGHTED-
		AVERAGE	REMAINING	INTRINSIC		AVERAGE		AVERAGE
	NUMBER	EXERCISE	CONTRACTUAL	VALUE	NUMBER	EXERCISE	NUMBER	EXERCISE
	OF SHARES	PRICE	TERM	(IN THOUSANDS)	OF SHARES	PRICE	OF SHARES	PRICE
Outstanding at beginning of year	12,750	$18.00			84,378	$19.48	110,549	$18.64
Issued	5,000	27.68			—	—	—	—
Exercised (a)	—	—			(71,628)	19.74	(23,374)	15.50
Cancelled	—	—			—	—	(2,797)	19.94

Outstanding at end of year	17,750	$20.73	6.3	$111	12,750	$18.00	84,378	$19.48

Exercisable at end of year (b)	12,750	$18.00	4.9	$111	12,750	$18.00	69,503	$19.73

(a)	The total intrinsic value of the options exercised during the years ended December 31, 2006 and 2005 was $704,000 and $276,000, respectively.
(b)	No options vested during the year ended December 31, 2007, 29,375 options vested in 2005 and 14,875 options vested in 2006.
9. QUARTERLY FINANCIAL DATA
     The following is a summary of the quarterly results of operations for the years ended December 31, 2007 and 2006 (unaudited as to quarterly information) (in thousands, except per share amounts):

	THREE MONTHS ENDED				YEAR ENDED
YEAR ENDED DECEMBER 31, 2007 (a)	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,	DECEMBER 31,
Revenues from rental properties	$17,870	$20,405	$20,135	$20,052	$78,462
Earnings (loss) from continuing operations (b)(c)	10,326	8,552	9,983	(758)	28,103
Net earnings (b)(c)	10,437	10,024	12,846	587	33,894
Diluted earnings (loss) per common share:
Earnings (loss) from continuing operations (b)(c)	.42	.35	.40	(.03)	1.13
Net earnings (b)(c)	.42	.40	.52	.02	1.37

	THREE MONTHS ENDED				YEAR ENDED
YEAR ENDED DECEMBER 31, 2006	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,	DECEMBER 31,
Revenues from rental properties	$17,943	$18,055	$17,975	$17,931	$71,904
Earnings from continuing operations	10,441	11,002	11,201	9,676	42,320
Net earnings	10,531	11,112	11,276	9,806	42,725
Diluted earnings per common share:
Earnings from continuing operations	.42	.44	.45	.39	1.71
Net earnings	.43	.45	.46	.40	1.73
(a)	Includes (from the date of the acquisition) the effect of the $84.6 million acquisition of convenience stores and gas station properties from FF-TSY Holding Company II LLC (successor to Trustreet Properties, Inc.) which was substantially completed by the end of the first quarter of 2007 (see footnote 10).
(b)	The quarter ended December 31, 2007 includes the effect of a $10.5 million non-cash reserve for the full amount of the deferred rent receivable recorded as of December 31, 2007 related to approximately 40% of the properties under leases with Marketing, (see footnote 3).
(c)	The quarter ended December 31, 2007 includes a net expense of $447,000 related to Mr. Andy Smith’s resignation (see footnote 8).
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
     Effective March 31, 2007, the Company acquired fifty-nine convenience store and retail motor fuel properties in ten states for approximately $79,335,000 from various subsidiaries of FF-TSY Holding Company II, LLC (the successor to Trustreet Properties, Inc.) (“Trustreet”), a subsidiary of General Electric Capital Corporation, for cash with funds drawn under its Credit Agreement. Effective April 23, 2007, the Company acquired five additional properties from Trustreet for approximately $5,200,000. The aggregate cost of the acquisitions, including $1,131,000 of transaction costs, is approximately $84,535,000. Substantially all of the properties are triple-net-leased to tenants who previously leased the properties from the seller. The leases generally provide that the tenants are responsible for substantially all existing and future environmental conditions at the properties.
     The purchase price has been allocated between assets, liabilities and intangible assets based on the estimates of fair value. The Company estimated the fair value of acquired tangible assets (consisting of land, buildings and improvements) “as if vacant” and identified intangible assets and liabilities (consisting of leasehold interests, above-market and below-market leases and in-place leases). Based on these estimates, the Company allocated $89,908,000, $5,351,000 and $10,724,000 of the purchase price to acquired tangible assets; identified intangible assets; and identified intangible liabilities, respectively.
     The following unaudited pro forma condensed consolidated financial information has been prepared utilizing the historical financial statements of Getty Realty Corp. and the historical financial information of the properties acquired in 2007 which was derived from the consolidated books and records of Trustreet. The unaudited pro forma condensed consolidated financial information assumes that the acquisitions had occurred as of the beginning of each of the periods presented, after giving effect to certain adjustments including (a) rental income adjustments resulting from (i) the straight-lining of scheduled rent increases and (ii) the net amortization of the intangible assets relating to above-market leases and intangible liabilities relating to below-market leases over the remaining lease terms which average eleven years and (b) depreciation and amortization adjustments resulting from (i) the depreciation of real estate assets over their useful lives which average seventeen years and (ii) the amortization of intangible assets relating to leases in place over the remaining lease terms. The following unaudited pro forma condensed consolidated financial information also gives effect to the additional interest expense resulting from the assumed increase in borrowing outstanding drawn under the Credit Agreement to fund the acquisition.
     The unaudited pro forma condensed financial information the years ended December 31, 2007 and 2006 is not indicative of the results of operations that would have been achieved had the acquisition from Trustreet reflected herein been consummated on the dates indicated or that will be achieved in the future and is as follows (in thousands, except per share amounts):

	2007	2006
Revenues from rental properties	$81,344	$81,724

Net earnings	$34,348	$43,900

Net earnings per share
Basic	$1.39	$1.77
Diluted	$1.39	$1.77
     In addition, in 2007, the Company exercised its fixed price purchase option for seven leased properties, purchased two properties and redeveloped one property by purchasing land adjacent to it and building a new convenience store on the existing site.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.
     The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report which appears herein.

CAPITAL STOCK, STOCK PERFORMANCE GRAPH AND CERTIFICATIONS
CAPITAL STOCK
     Our common stock is traded on the New York Stock Exchange (symbol: “GTY”). There were approximately 15,000 shareholders of our common stock as of March 17, 2008, of which approximately 1,300 were holders of record. The price range of our common stock and cash dividends declared with respect to each share of common stock during the years ended December 31, 2007 and 2006 was as follows:

			CASH
	PRICE RANGE		DIVIDENDS
PERIOD ENDED	HIGH	LOW	PER SHARE
December 31, 2007	$29.23	$25.21	$.4650
September 30, 2007	28.72	23.80	.4650
June 30, 2007	30.33	26.17	.4650
March 31, 2007	32.10	27.80	.4550

December 31, 2006	$33.85	$28.84	$.4550
September 30, 2006	30.43	27.16	.4550
June 30, 2006	29.10	25.42	.4550
March 31, 2006	29.99	26.12	.4550
     Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for a discussion of potential limitations on our ability to pay future dividends.
STOCK PERFORMANCE GRAPH
     We have chosen as our Peer Group the following companies: Commercial Net Lease Realty, Entertainment Properties Trust, Realty Income Corp. and Hospitality Properties Trust. We have chosen these companies as our Peer Group because a substantial segment of each of their businesses is owning and leasing commercial properties. We cannot assure you that our stock performance will continue in the future with the same or similar trends depicted in the graph above. We do not make or endorse any predictions as to future stock performance.
     The composition of our peer group has been changed from last year (the “Old Peer Group”) as follows: Trustreet Properties, Inc. (“Trustreet”), which is no longer publicly traded, was replaced by Entertainment Properties Trust. The graph for the “Old Peer Group” may not be meaningful because there is no 2007 data available for Trustreet and the data presented in the “Old Peer Group” may not be comparably balanced when compared to prior years. The stock price performance shown on the graph is not necessarily indicative of future price performance.

	2002	2003	2004	2005	2006	2007
Getty Realty Corp.	100.00	148.32	173.75	169.60	212.14	195.90
Standard & Poors 500	100.00	126.38	137.75	141.88	161.20	166.89
“Old” Peer Group	100.00	127.48	157.62	146.41	188.69	169.03
“New” Peer Group	100.00	130.00	163.24	152.85	201.50	179.34

Assumes $100 invested at the close of trading on 12/02 in Getty Realty Corp. common stock, Standard & Poor’s 500, “Old” Peer Group, and “New” Peer Group.
* Cumulative total return assumes reinvestment of dividends.